UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 5, 2020

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of UBS Group AG and UBS AG's Sustainability Report 2019, which appears immediately following this page.

Sustainability Report 2019

Based on GRI Standards

Sustainability Highlights 2019

In finance

Core sustainable investments
in USD billion

Goal for 2020: 11.2% of total invested assets

182
is 5.6% of total invested assets
+ 72%
313
is 10.1% of total invested assets
+ 56%
488
is **13.5%** of total invested assets
2017
2018
2019

We achieved our goal one year early

Commitment to direct client assets toward SDG-related impact investments

Goal for 2021: USD 5 billion

Current status:
USD 3.9 billion

In philanthropy

USD 66.6 **million** raised in donations in 2018

USD 89.5 **million** raised in donations in 2019

Well-being of
3.3 million
children improved with the help of UBS Optimus Foundation

In communities

USD 45.2 million
direct cash contributions

38%
of global workforce volunteered

48%
of volunteer hours were skills-based

280,858
beneficiaries reached globally

Goal for 2020: 40% of global workforce volunteering

In business

Carbon-related assets

2018
USD 3.2 billion
1.6% of our banking balance sheet

– 41%

2019
USD 1.9 billion
0.8% of our banking balance sheet

Introduction of tougher fossil fuel standards

Awards

Industry leader in sustainability
validated by major ratings including Dow Jones Sustainability Indices and MSCI ESG Research (AA-Rating)

Our Pillars are the foundation for everything we do.

Capital strength
Efficiency and effectiveness
Risk management

Our Principles are what we stand for as a firm.

Client focus
Excellence
Sustainable performance

Our Behaviors are what we stand for individually.

Integrity
Collaboration
Challenge

Our approach to long-term value creation

As of or for the year ended 31 December 2019

What we put into the equation

Input

Financial capital

- Common equity tier 1 (CET1) capital ratio: 13.7%.
- CET1 leverage ratio: 3.9%.
- Going concern leverage ratio: 5.7%.
- Total loss-absorbing capacity: USD 89.6 billion.
- CET1 capital: USD 35.6 billion.

Relationships and intellectual capital

- Strong brand with over 150 years of experience in banking.
- Presence in all major financial centers worldwide.
- Strong culture and strategy based on our Pillars, Principles and Behaviors.
- We have access to the majority of the world's billionaires.
- We spent more than 10% of our revenues (around USD 3.5 billion) on technology in 2019, including amounts spent on regulatory change programs and innovative solutions for our businesses and clients.

Human capital

- We foster a corporate culture that supports and engages employees.
- Our 69,966 employees (by headcount) work in 50 countries, are citizens of 136 nations and speak more than 150 languages.
- 39% women and 61% men, with an average of 8 years of service.
- 19% under 30 years old, 60% between 30 and 50, and 21% over 50 years old.

Social and natural capital

- Our UBS in society organization focuses our firm on being a force for driving positive change in society and the environment.
- Our comprehensive environmental and social risk standards govern client and vendor relationships and are enforced firm-wide.
- We invest in communities: our employees have valuable skills and knowledge, which they use to make a difference in their communities.
- UBS Optimus Foundation is an award-winning grant-making foundation that helps our clients use their wealth to drive positive and sustainable social change for children.
- We regularly contribute to debates about important societal topics and, in collaboration with other firms and industry bodies, help to set standards on these topics.

What we do

Business activities

Global Wealth Management
Personal & Corporate Banking

Catalyst: digitalization and innovation

ABCDE (automation, un-bundling, cloud, data, experience) trends drive the changes in how we operate.

Modernizing and modularizing technical estates leveraging new technologies, such as public cloud, microservices architecture, APIs, and front-to-back automation.

The results we deliver

Output

Asset Management

Investment Bank

Co-developing digital innovation and ecosystems through partnerships, research and innovation pipeline management, facilitated by centers of excellence.

Strengthening our digital culture and engineering approach through training, communications, and adopting new toolsets and agile ways of collaborating.

Investors
Our financial results

- Net profit attributable to shareholders: USD 4,304 million.
- Diluted earnings per share: USD 1.14.
- Return on CET1 capital: 12.4% (with a target of 12–15% for 2020–2022).
- Invested assets: USD 3,607 billion.
- Cost / income ratio was 80.5%, compared with 79.9% in 2018. We are targeting a cost / income ratio of 75–78% in 2020–2022.

Clients
The products and services we offer

- We build and strengthen client relationships through various platforms and offerings, such as UBS Evidence Lab Innovations, GWM platforms and WM Online portal, UBS Partner, we.trade, UBS Atrium and Mobile Banking.
- A broad range of well-designed products and services for clients' personal wealth and their businesses.
- Effective procedures and processes to handle complaints.

Employees
How we work at UBS

- We are committed to further increasing our diversity, treating our employees fairly and providing equal opportunities for all.
- We strive to hire, promote and retain more women across the firm, with a stated aspiration of increasing the representation of women in management roles to one-third.
- Our in-house UBS University offers customized training and skills development opportunities.
- We support employees' career growth; our new Career Navigator online platform supports the mobility of internal talent.
- Modern cloud-enabled virtual workstations and mobile technologies have been deployed.

Society and environment
What we deliver on sustainability

- USD 488.5 billion of sustainable investing assets (13.5% of our total invested assets). USD 3.9 billion of clients' assets in SDG-related impact investments.
- With a market share of 20.2% among asset and wealth managers offering sustainable investment solutions, we are a leading provider of such products in Switzerland.
- USD 52.7 billion of the total deal value in equity or debt capital market services and USD 34.5 billion in financial advisory services provided by our Investment Bank to companies that make a positive contribution to climate change mitigation and adaptation.
- In 2019, we donated USD 45.2 million to local programs. 38% of our employees volunteered and invested 202,784 hours in community projects.
- UBS Optimus Foundation raised USD 89.5 million in donations.

How our stakeholders benefit

Outcome

How our investors benefit

- Attractive capital returns to our shareholders. A dividend of USD 0.73 per share proposed for the financial year 2019. We aim to increase our ordinary dividend per share by USD 0.01 per year, and to return excess capital through share repurchases.
- Total payout ratio for 2019 will be 80%, combining the proposed dividend with our share repurchases of USD 806 million in 2019.
- We aim to balance growth opportunities with cost and capital efficiency in order to drive attractive risk-adjusted returns and sustainable performance.

How our clients benefit

- Sustaining long-term relationships based on mutual respect, trust and integrity. Access to outstanding, tailored advice, financial solutions and services from around the globe delivered by experts our clients can trust; superior investment performance.
- Improved satisfaction through the offering of suitable products and services.
- Services accessible through convenient digital banking portals, which enable our clients to bank at their convenience, and through our branches and presences in Switzerland and abroad.

How our employees benefit

- UBS is widely recognized as an employer of choice and a great place to build a career.
- Levels of employee satisfaction and engagement, as shown in our most recent employee survey, are above the norm for financial services organizations.
- A diverse and inclusive culture across the firm to drive sustainable growth and innovation and to build a better place to work for all employees.
- Support for leadership development, as great leaders are the key to growing our people, client relationships and results.
- Pay for performance, with a strong commitment to pay equity embedded into our compensation policies and practices.

How society and the environment benefit

- Total reduction of greenhouse gas footprint by 71% from the 2004 baseline year, targeting a 75% reduction by the end of 2020.
- We further reduced our carbon-related assets to less than 1% of our total banking products exposure and strengthened our standards in the energy and utilities sectors.
- More than 280,000 direct beneficiaries and 107,388 lives substantially improved as a result of our community investments.
- UBS Optimus Foundation committed USD 109.5 million to carefully selected programs.
- The well-being of 3.3 million vulnerable children around the world was improved with help of the work of UBS Optimus Foundation.

The impact we create

Impact

Driving change in the world needs leadership. As the largest truly global wealth manager, we have a responsibility to take a leading role in shaping a positive future – for all of us and the generations to come.

We are an integral part of the Swiss economy and broader society – not only as a leading universal bank, but also as the third biggest private employer and one of the top taxpayers.

We significantly contribute to the prosperity of the Swiss economy by providing efficient financial services, capital allocation, stability, security and reliability.

We aim to protect and increase the value of our clients' assets. Understanding our clients' needs and expectations allows us to serve their best interests and to create value for them.

In sustainable and impact investing, we set standards across the industry and constantly challenge ourselves and our peers to raise the bar.

Table of contents
Driving change that matters
3	Chairman’s statement
5	Sustainability at UBS

Our strategy, business model and environment (Extracts from the UBS Annual Report 2019 supported by additional information for GRI purposes)
7	Our strategy
8	Our sustainability strategy
9	Performance targets and measurement
9	Sustainability objectives
10	Our businesses
21	Our environment
25	How we create value for our stakeholders
29	Clients (additional information)
34	Shareholders and investors (additional information)
38	Employees (additional information)
49	Stakeholder relations (additional information)

Our governance and principles
51	Sustainability governance
51	Key policies and guidelines
54	Our climate strategy
64	Sustainability-related training and raising awareness
64	Sustainable performance and compensation

Materiality under GRI Standards
66	GRI-based materiality assessment
67	Material GRI topics 2019

Driving change in finance
70	Sustainable investing
72	Key sustainable investing products and services in 2019

Driving change in philanthropy
75	UBS Philanthropy

Driving change in business
76	Advancing sustainability in the financial sector – UBS’s key activities in 2019
78	Environment and human rights
79	Management of environmental and social risks
82	In-house environmental management
93	Responsible supply chain management
94	Combating financial crime
95	Ratings and recognitions
97	External commitments and memberships

Driving change in communities
98	Overview
100	Progress against 2020 target
102	Impacting organizations in 2019
102	2025 goal

Our sustainability track record
103	Our sustainability track record

Assurance and certification
105	Independent assurance report by EY
107	ISO 14001 and 50001 certificates
111	ISO 37001 certificate

Appendix 1 – Governance and policies
112	Charter of the Corporate Culture and Responsibility Committee
113	Our Code of Conduct and Ethics
117	UBS in society constitutional document
120	Environment and social risk policy framework
127	Health and safety statement

Appendix 2 – Additional information for GRI
128	UBS in society management indicators
129	Information for management approaches for material topics
131	Impact of material GRI topics
132	Calculating and reporting on climate change-related financing and advisory activities
133	Direct economic value generated and distributed by UBS Group AG consolidated in 2019
134	Financial literacy

Appendix 3 – Sustainability objectives and achievements
135	UBS sustainability objectives and achievements 2019 and sustainability objectives 2020

Appendix 4 – Global Reporting Initiative content index
143	Global Reporting Initiative Content Index 2019

Appendix 5 – Sustainability Accounting Standards Board index
161	Sustainability Accounting Standards Board Index 2019

Appendix 6 – EU Non-financial disclosures index
165	Risk evaluation
166	Non-financial disclosures in accordance with German law implementing the EU directive 2014/95

UBS Group AG consolidated

About this Sustainability Report

We strive to report openly and transparently about our firm’s sustainability approach and activities, consistently applying our firm's information policy and disclosure principles. The core medium for our sustainability disclosure is this Sustainability Report 2019, supplemented – as referenced in the GRI Content Index – by other relevant information, which can be found in the UBS Annual Report 2019.

We have included the following sections from the UBS Annual Report 2019 at the beginning of this document:

–   Our strategy

–   Performance targets and measurement

–   Our businesses

–   Our environment

–   How we create value for our stakeholders

Except where clearly identified, all of UBS’s sustainability information included in this Sustainability Report is presented for
UBS Group AG and all its subsidiaries. Information on our consolidated subsidiaries can be found in Note 31 “Interests in subsidiaries and other entities” in our Annual Report 2019. UBS AG consolidated information does not differ in any material respect from UBS Group AG’s consolidated information.

We use the Global Reporting Initiative (GRI) as the basis for our sustainability reporting and apply a careful process weighing up the materiality and relevance of the information reported and the expectations of all our stakeholders.

This document also includes our group’s disclosures of non-financial information required by Germany’s implementation law of EU directive 2014/95 (CSR-Richtlinie-Umsetzungsgesetz / CSR-RUG) (nichtfinanzieller Konzernbericht). A table at the end of this document (page 166) provides the references to such non-financial information.

This Sustainability Report has been reviewed by Ernst & Young Ltd (EY) against the GRI Standards (limited assurance). The content has been prepared in accordance with the GRI Standards, Comprehensive option, as evidenced in the EY assurance report. Both, the GRI content index and the assurance report, have been included in this document and can also be downloaded from www.ubs.com/gri.

5 March 2020

UBS Group AG and UBS AG

Contacts

UBS Corporate Responsibility Management

The Corporate Responsibility team manages UBS’s sustainability disclosure and also acts as information provider for sustainability-related enquiries.

cr@ubs.com

Terms used in this report, unless the context requires otherwise

“UBS,” “UBS Group,” “UBS Group AG consolidated,” “Group,” “the Group,” “we,” “us” and “our”	UBS Group AG and its consolidated subsidiaries
“UBS Group AG” and “UBS Group AG standalone”	UBS Group AG on a standalone basis

Driving change that matters

.

Chairman’s statement

In this statement, UBS Chairman and Corporate Culture and Responsibility Committee Chairman Axel A. Weber provides his views on UBS’s long-term value creation

In 2019, we again demonstrated our commitment to advancing sustainability in our firm, for and with our clients, and in our industry. We are proud of what our firm has achieved during the course of last year – and of our ambitious plans going forward.

The Corporate Culture and Responsibility Committee (CCRC) regularly monitors our firm's sustainability activities and ambitions and approves its strategy and goals. In 2019, we witnessed an accelerated momentum in our UBS in society program as well as in our sustainable finance activities. A key indicator is the development of our Core SI (sustainable investing) assets under management where we managed to more than double penetration from 5.6% of total invested assets in 2017 to 13.5% in 2019 – and thus reached the goal we set ourselves then one year earlier than planned.

Highlights presented to the CCRC included the further strengthening of our firm's sustainability strategy. Notable examples include the integration of sustainability topics in our employee lifecycle activities – with the explicit ambition (included in our UBS in society constitutional document) of being an employer of choice, as well as the expansion of sustainable finance activities across our firm.

At UBS, we are convinced that this momentum will continue to accelerate during the coming years. Continually growing interest by our clients in sustainable finance solutions is evidenced in major surveys that we conducted among our private and institutional clients, as well as in our biannual stakeholder survey. I also experience it in my regular, personal interactions with clients across all of our firm's businesses and regions.

As we move into the 2020s, we will further expand our firm's sustainability efforts, shaping them in particular around three interconnected frameworks: the United Nations Sustainable Development Goals (SDGs); the recommendations of the Financial Stability Board's Task Force on Climate-related Financial Disclosures (TCFD); and the UN-backed Principles for Responsible Banking (PRB).

We were among the very first banks that shone a light on the importance of the SDGs – and specifically on what it takes to make them investable for clients, recognizing the major investment gap associated with their achievement with estimates ranging from USD 2 trillion to as high as USD 7 trillion annually. This gap needs to be closed if the world wants to successfully tackle the enormous societal and environmental challenges expressed through the SDGs. We are keen to help develop solutions in this regard, building on our successful and sometimes pioneering work aimed at mobilizing private and institutional capital towards the Goals.

Secondly, the TCFD's recommendations, focusing on the risks associated with climate change, try to help address in particular information gaps that prevent investors from properly assessing related financial risks for their portfolios and thus to direct capital flows to more sustainable uses. Following the launch of these recommendations in 2017, we have continuously improved and expanded our climate-related disclosures to demonstrate our active engagement for an orderly transition to a low-carbon economy. A key component of our comprehensive climate strategy is to offer innovative products and services in the areas of investments, financing and research as well as to encourage more transparency by companies. At the same time, we are working on further restricting assets that are associated with climate-related risks. We continue to be successful on both fronts, increasing our climate-related SI by 23% to
USD 108 billion from 2018 to 2019 while reducing our carbon-related assets from USD 3.2 billion to USD 1.9 billion.

Finally, in 2019 we became a founding signatory of the PRB, a framework that is meant to support banks in integrating society's goals into their business strategy – and that incorporates both the SDGs and the Paris Agreement on Climate Change. For the PRB's four-year implementation period, we have committed to set, publish and work towards ambitious targets. This commitment reinforces our long-standing focus on maximizing positive effects through our sustainable business activities and on minimizing negative impacts, notably through our management of environmental and social risks.

This Sustainability Report provides comprehensive information on all of the aforementioned commitments and activities – and more. I invite you to read it, in particular as it demonstrates how our employees contribute to UBS's sustainable performance.

UBS’s commitment to the UN Global Compact

UBS was among the 43 companies that first signed the UN Global Compact upon its launch in 2000 and is committed to its principles on human rights, labor standards, the environment and anti-corruption. We are also a member of the UN Global Compact Network Switzerland. As reflected in detail in this document, we have a comprehensive set of commitments and activities in place pertaining to the principles of the UN Global Compact.

Axel A. Weber

Chairman of the Board of Directors

Sustainability at UBS

Our concept of sustainability is guided by the United Nations (UN) Sustainable Development Goals (SDGs), which bring together the enormous societal and environmental challenges the world faces. We recognize that it is important to understand these challenges as well as the opportunities arising from them, to consider their relevance to UBS and to identify potential actions our firm may need to take.

Our commitment to the SDGs

As a founding signatory of the UN-backed Principles for Responsible Banking, UBS has committed to aligning our business strategy to be consistent with and contribute to society’s goals. By doing so, we pledged to strategically align our business with the SDGs and the Paris Agreement on Climate Change.

What are the SDGs?

The 17 SDGs provide a global roadmap to address environmental, economic, and social imbalances that affect the world’s population and its institutions. Such sustainability aims are relevant to everyone. The SDGs were agreed upon by 193 states in 2015 and officially launched by the UN on 1 January 2016.

How do they pertain to UBS?

We were among the very first banks that shone a light on the importance of the SDGs. Already in 2015, before their official launch, we published a paper on what it takes to make the SDGs investable for clients. Our focus has continued to be on investability as this is consistent with a key message that accompanied the launch of the SDGs – the recognition of a major investment gap (with estimates ranging from USD 2 trillion to as high as USD 7 trillion annually) that will need to be closed if the world was to achieve the Goals by 2030.

We have refined our analysis of and commitments to the SDGs ever since, not least in four successive white papers for the World Economic Forum (WEF) Annual Meeting. In our 2017 white paper we set out commitments to sustainable and impact investing, which we executed on by working with other institutions to create innovative solutions that can help private and institutional clients achieve their financial and societal objectives.

We have also executed on our 2018 white paper commitments to partnership for the Goals, by working more closely with multilateral development banks, through our partnership with the World Bank, to offer development bank bond solutions for private clients; by collaborating to fill gaps in the sustainable investing landscape with innovative new solutions; and by acknowledging the demand and impact of collaborative philanthropy.

In 2019 we highlighted the need for people to become more aware of the SDGs; for sustainability to be easier understood; and for more solutions that enable the public to make a real contribution to people and planet. We outlined eight potential solutions on how to improve the sustainable investing, giving, and consumption ecosystems to mobilize greater support for tackling world's most urgent challenges.

In 2020 we again published a white paper on the occasion of the WEF Annual Meeting, focusing on SDG 13, Climate action, and on ways in which investors can align their investments towards a climate-smart future.

Through the #TOGETHERBAND campaign, which we launched jointly with BOTTLETOP in 2019, we raise public awareness and inspire action to achieve the SDGs. The campaign is supported by a group of high-profile ambassadors and experts with a strong commitment to sustainability.

→   Refer to www.ubs.com/wef-2020  for more information about our white paper

→   Refer to www.ubs.com/togetherband  for more details about the campaign

What do we do?

At UBS we see a strong business rationale for catering to the growing importance of and demand for sustainability – as embodied by the SDGs. We are committed to play a leading role in providing both finance and expertise to meet these ambitious global goals. As the largest truly global wealth manager to high net worth and ultra high net worth clients, we regard it as particularly critical to help private wealth contribute to fund the development of a more sustainable world.

UBS has touchpoints to the SDGs across the entire firm. With a business model covering retail, private and institutional clients we have links to every single SDG through one or more of our firm’s activities. Some of the key examples include the UBS Optimus Foundation’s support for The Power of Nutrition foundation (SDG 2), the UBS Oncology Impact Fund (SDG 3), and the Gender Equality ETF (SDG 5).

We believe, however, that five SDGs (4, 8, 12, 13, 17), as per the table below, are of particular pertinence to our firm. In particular due to our strategy and business model and (business) focus areas it is with these five that we see the most material impacts across our value chain – notably by helping to advance positive developments through sustainable finance & investing and ESG expertise as well as minimizing negative impacts through the management of environmental and social risks.

We have captured these five SDGs, our rationale for each one and key focus areas pertaining to each of them in the graph on the following page. Over the coming years, we will continue to refine our analysis of our firm’s links to the SDGs – in order to better understand and depict positive and negative impacts across our value chain and to set objectives accordingly.

Sustainable Development Goals in our focus

Sustainable Development Goal	Our rationale	Our key focus areas	Where to find out more in this report
Quality Education	Quality education is crucial for a well-functioning society. Constant change in the business world and the drive towards digitalization means our employees must continually build new skills and adapt to remain competitive.	**Client and corporate philanthropy** We focus on education both in our client foundation (UBS Optimus Foundation) and in our firm's community investments. **UBS as an employer** We help employees prepare for future work challenges, in particular by investing in learning and career development initiatives that are transforming our approach to talent management.	Society › pages 46–50 Driving change in philanthropy › page 75 Driving change in communities › pages 98–102 Employees › pages 35–45
Decent Work and Economic Growth	Banks play a crucial role in the economy through their business activities and through their generation of employment.	**Business activities** As the largest bank in Switzerland, we provide products and services to more than 125,000 firms. Our corporate and institutional clients benefit from our financing and investment services to grow their businesses, Our personal banking clients have access to a comprehensive, life-cycle-based offering and convenient digital banking. **UBS as an employer** Our 69,966 employees around the world work in 50 countries, are citizens of 136 nations and speak more than 150 languages.	Indirect economic impacts › page 129 Employees › pages 35–45
Responsible Consumption and Production	Positive environmental and social impact can be achieved by providing sustainable finance offerings, including sustainable and impact investing, to all our client segments.	We support clients with regard to their sustainability efforts and strive to incorporate ESG factors into the products and services we provide.	Our focus on ESG › pages 31–33 Society – Aims and progress › page 48 Driving change in business › pages 76–97
Climate Action	Climate change is one of the most significant challenges of our time. The world's key environmental and social challenges are all closely intertwined with climate change. This makes the orderly transition to a low-carbon economy vital.	We mobilize private and institutional capital for investments that facilitate climate change mitigation and adaptation. We protect our clients' and our own assets from climate-related financial risk. We are committed to reducing our direct climate impact and to taking collaborative action through climate initiatives, pilot programs and industry groups.	Our climate strategy › pages 54–63 Advancing sustainability in the financial sector › pages 76–77
Partnerships for the Goals	Achieving the SDGs demands new approaches to philanthropy and sustainable investing and partnerships for the Goals are critical to building these approaches.	We have been working with others across the industry for years to drive change, and are creating unique sustainability products and services that address the SDGs.	Advancing sustainability in the financial sector › pages 76–77 Our focus on ESG › pages 31–33 Key sustainable investing products and services in 2019 › pages 72–74 Driving change in philanthropy › page 75

Our strategy

We aim to drive higher and superior returns by growing and leveraging our unique, integrated and complementary business portfolio and geographic footprint.

UBS is the largest truly global wealth manager and a leading personal and corporate bank in Switzerland, with focused investment bank and asset management divisions. We concentrate on capital-efficient businesses in our targeted markets, where we have a strong competitive position and an attractive long-term growth or profitability outlook. We view capital strength as the foundation of our strategy.

In delivering all of UBS as one firm to our clients, we intend to: strengthen our leading client franchises and grow share; position UBS for growth by expanding our services and capabilities; drive greater efficiencies and scale; and further intensify collaboration for the benefit of our clients.

Driving increasing returns

We manage UBS for the long term, focusing on sustainable profit growth and responsible resource deployment. We aim to balance growth opportunities with cost and capital efficiency in order to drive attractive risk-adjusted returns and sustainable performance.

For the years 2020–2022, we have seven strategic priorities, which are outlined below.

Priority I We aim to increase profit before tax in our Global Wealth Management business by 10–15% and drive higher pre-tax margins by elevating our leading franchise. We are adjusting our coverage across the client spectrum to deliver more tailored services and solutions. We are reorganizing ourselves to be closer to clients, in order to increase time spent with them, empowering regions, improving our responsiveness and speed to market, as well as delivering on all of the firm’s capabilities through expanded strategic partnerships with the Investment Bank and Asset Management. Furthermore, we are expanding our product offering while becoming more efficient, leveraging scale through partnerships and optimizing processes to increase productivity.

Priority II In our Investment Bank, we intend to improve returns by driving profitable growth, by further optimizing resources and through collaboration. We will maintain our capital-light business model that is focused on advice and execution and leverages our digital capabilities. Together with our other business divisions and through external partnerships, we aim to deliver market-leading digital, research and banking capabilities to our clients, while consuming up to one-third of Group resources.

Priority III In Asset Management, we intend to capitalize on our differentiated client offering for further growth, performance and scale. We plan to build on our strengths in fast-growing areas of the industry, such as sustainable investing, private markets and alternatives.

Priority IV Personal & Corporate Banking aims to deliver steady profit growth by enhancing its digital initiatives and services, while improving efficiency. By expanding our leading position in digital services in Switzerland, along with broadening our advisory solutions and product offering, we expect to increase profits despite the current negative interest rate environment.

Priority V We want to deliver more as one firm to our clients. The collaboration between our business divisions is critical to the success of our strategy and is a source of competitive advantage. This collaboration also provides further revenue growth potential and enables us to better meet client needs; for example, in the ultra high net worth and Global Family Office space.

Another area where collaboration between our business divisions can bring more value to clients is in sustainable finance. As the largest truly global wealth manager, we have a responsibility to take a leading role in shaping a positive future, and our goal is to be the financial provider of choice for clients who wish to mobilize capital toward the achievement of specific environmental or social outcomes. We are shaping the landscape of sustainable finance by using thought leadership, innovation and partnerships to support clients in their sustainability efforts.

→   Refer to “Society” and “Our focus on ESG” in the “How we create value for our stakeholders” section of this report for more information about our engagement and leadership in sustainability matters

Priority VI We aim to drive improvements in firm-wide efficiency to fund growth and enhance returns. We believe continued optimization of processes, platforms, our organization and capital resources will help us to achieve this.

We will continue to invest in technology with the goal of improving efficiency and effectiveness, driving growth and better serving our clients.

We also intend to realize the benefits of existing external partnerships and to explore selected new opportunities.

Priority VII We plan to maintain an attractive capital return profile through dividends and share repurchases. Our capital strength and capital-accretive business model allows us to grow our business while delivering attractive capital returns to our shareholders.

We aim to increase our ordinary dividend per share by USD 0.01 each year, and to return excess capital through share repurchases. We consider business conditions and any idiosyncratic developments when determining excess capital available for share repurchases.

Our strategy, business model and environment (section from the UBS 2019 Annual Report)
Our strategy

Our sustainability strategy

Our firm's sustainability strategy is guided by our goal to be the financial provider of choice for clients wishing to mobilize capital towards the achievement of the SDGs and the orderly transition to a low-carbon economy. We work towards this goal by integrating sustainability into our mainstream offerings, through new and innovative financial products with a positive effect on the environment and society, and by advising clients on their philanthropic works. And it is through the management of environmental and social risks, the management of our environmental footprint and our sustainability disclosure that we continue to set standards in our industry.

→   Refer to the UBS in society constitutional document in the Appendix 1 for more information about our sustainability strategy

→   Refer to ”Society” in this section for more information about our sustainability strategy

Performance targets and measurement

Targets and capital guidance

In January 2020, we updated and simplified our performance target framework. We reduced the number of targets to concentrate primarily on the Group rather than our business divisions, underlining our focus on cross-divisional collaboration. Our targets are underpinned by the latest three-year strategic plan, which reflects our strategic initiatives, management actions, as well as certain economic and market assumptions. The return and efficiency targets have been revised to reflect changes in the market outlook since the previously communicated targets were set in October 2018.

The table below shows the performance targets and capital guidance for the 2020–2022 period. Our updated performance targets are based on reported results. From the first quarter of 2020, we will no longer disclose adjusted results in our financial reports. We will continue to provide disclosure of restructuring and litigation expenses as well as other material profit or loss items that management believes are not representative of underlying business performance in our management’s discussion and analysis.

Performance against targets is taken into account when determining variable compensation.

→   Refer to “Performance and compensation at a glance” in the “Compensation” section of this report for more information about variable compensation

→   Refer to “Alternative performance measures” in the appendix to this report for definitions of and further information about our performance measures

Targets and capital guidance 2020–2022
(on a reported basis)

Group returns	12–15% return on CET1 capital (RoCET1)

Cost efficiency	Positive operating leverage and 75–78% cost / income ratio

Growth	10–15% profit before tax growth in Global Wealth Management

Capital allocation	Up to 1⁄3 of Group RWA and LRD in the Investment Bank

Capital guidance	~13% CET1 capital ratio ~3.7% CET1 leverage ratio

Sustainability objectives

We have set strong overarching ambitions that guide our sustainability performance. We are transparent about our aims and progress wherever possible to demonstrate our commitment. We set annual sustainability goals, which are reflected in the comprehensive set of GRI objectives included in this document.

In addition, our firm's sustainability aims, i.e., beyond the 2020 time horizon, reflect our focus on the mid- to long-term.

→   Refer to “Society” in this section for more information about our sustainability aims and key goals

→   Refer to the Appendix 3 for our sustainability objectives and achievements 2019 and sustainability objectives 2020

Our strategy, business model and environment (section from the UBS 2019 Annual Report)
Our businesses

Our businesses

Working in partnership

We operate through four business divisions – Global Wealth Management, Personal & Corporate Banking, Asset Management and the Investment Bank. Our global reach and the breadth of our expertise are major assets that set us apart from our competitors. We see partnership as key to our growth, both within and between business divisions. We are at our best when we combine our strengths to provide our clients with more comprehensive and better solutions through, for example, the creation of a unified capital markets group across Global Wealth Management and the Investment Bank, and a Global Family Office joint venture.

Combining our strengths makes us a better firm. Initiatives such as the Group Franchise Awards encourage employees to look for ways to build bridges between areas and offer the whole firm to our clients.

Global Wealth Management

We are the largest truly global wealth manager, with USD 2.6 trillion in invested assets. Our goal is to provide tailored advice and solutions to private clients and family offices.

Since the combination of Wealth Management and Wealth Management Americas in 2018, we have continued to deliver comprehensive services to clients, capture operational efficiencies, and invest in our business. More than 22,000 Global Wealth Management employees assist our clients with achieving their goals. Our presence in the ultra high net worth segment is particularly strong, and we have access to the majority of the world’s billionaires.

In Japan, we have entered into a comprehensive strategic wealth management partnership with Sumitomo Mitsui Trust Holdings, Inc. (SuMi Trust Holdings). The new joint venture will combine UBS’s wealth management capabilities with SuMi Trust Holdings’ stature as Japan’s largest independent trust bank. SuMi Trust Holdings offers a range of services, including banking, real estate, asset and wealth advisory services, and has strong client access and brand name awareness in Japan.

Global Wealth Management organizational changes

In January 2020, we announced several initiatives designed to achieve Global Wealth Management’s growth ambitions and to elevate the quality and value of the service we deliver to our clients. First, we have reframed our offering around each client’s needs to deliver more tailored services and solutions. Second, we have made it easier for advisors to spend more time with clients and to better understand their needs and preferences, and we have taken measures to improve our responsiveness and speed to market. We created three distinct business units in EMEA – Europe; Central and Eastern Europe; and the Middle East and Africa – to better capture the diverse opportunities in these markets. Finally, we intend to deliver all of the firm’s capabilities through strategic partnerships with the Investment Bank and Asset Management.

Our focus

We serve high net worth and ultra high net worth individuals, families and family offices around the world, as well as affluent clients in selected markets. Through our organizational changes, we are making our Global Family Office capabilities, which are provided to ultra high net worth individuals, available to more clients, targeting coverage of around 1,500 in total.

While we are already a market leader in the ultra high net worth segment outside the US,1 we believe that we can also become the firm of choice for the wealthiest clients in the US, many of whom already have a relationship with UBS. Our globally diversified footprint allows us to capture growth both in the largest (the US) and the fastest-growing (Asia Pacific) wealth markets.

We are focusing on increasing mandate and lending penetration, delivering innovative solutions for our clients (e.g., structured solutions, private markets, sustainability and thematic investing), as well as enhancing our advisors’ productivity by making operational processes more efficient. Additionally, we aim to maintain low attrition and to increase our share of clients’ business.

We are investing in our operating platforms and tools to support our clients and client advisors, in order to better serve our clients’ needs and improve our efficiency. As of 31 December 2019, approximately 80% of invested assets booked outside the Americas were on the Wealth Management Platform as we continue to consolidate our operating platforms there. In the US, and in collaboration with our third-party software provider Broadridge, we are building the Wealth Management Americas Platform,  which we expect to become operational in 2021. The development of our platforms is happening alongside enhancements to our digital capabilities for the benefit of our clients and advisors.

→   Refer to “Clients” in the “How we create value for our stakeholders” section of this report for more information about innovation and digitalization

How we operate

We have a global footprint, with a presence in the world’s largest and fastest-growing markets and are well positioned to serve clients with global interests and demands. The US is our largest market, accounting for more than 50% of our invested assets. We are the largest wealth manager in Asia Pacific and the second largest in Latin America in terms of invested assets.1

In Switzerland, we hold a leading market position1 and can deploy the full range of the Group’s products and services across Personal & Corporate Banking, Asset Management and the Investment Bank.

Our broad domestic footprint in Europe enables us to provide locally adapted offerings, and our local offices across Central Europe, the Middle East and Africa keep us close to our clients.

Through strategic partnerships with the Investment Bank and Asset Management, we provide clients with broad access to financing, global capital markets and portfolio solutions.

→   Refer to “Working in partnership” in this section for examples of collaboration between the business divisions

1 Statements of market position for Global Wealth Management are UBS’s estimates based on published invested assets and internal estimates.

Our strategy, business model and environment (section from the UBS 2019 Annual Report)
Our businesses

As part of our organizational changes, ultra high net worth client relationships and advisors were integrated into regional business units to increase speed and proximity to clients. In our newly established Global Capital Markets team, we combined our Investment Product Services (IPS) unit and Investment Bank teams and their respective expertise. The Global Capital Markets team provides clients with an enhanced offering, faster execution, and more competitive conditions.

Our main competitors are either large US players that have a smaller presence outside the US (including Bank of America, JPMorgan Chase, Morgan Stanley and Wells Fargo) or geographically diverse firms with a smaller presence in the US (including BNP Paribas, Credit Suisse, HSBC and Julius Baer). Our size, geographic presence and diversified client portfolio are exceptional and would be difficult for other wealth managers to replicate organically.

What we offer

Our distinctive approach to wealth management is designed to strengthen engagement with our clients and to help them pursue what matters most to them.

By operating as a unified business, we aim to offer our clients the best wealth management solutions, services and expertise globally. Our experts provide our clients with thought leadership, investment analysis and formulated investment strategies, as well as develop and source solutions for them. The Chief Investment Office (CIO) provides the concise, comprehensive UBS House View, which identifies and communicates investment opportunities designed to protect and increase our clients’ wealth over generations. Regional client strategy teams deepen our understanding of clients’ needs, behaviors and preferences, enabling us to tailor our offerings to serve them better. Our product specialists deliver investment solutions, including our flagship investment mandates, innovative long-term themes and sustainable investment offerings.

→   Refer to “Clients” in the “How we create value for our stakeholders” section of this report for more information about innovation and digitalization

Clients benefit from our comprehensive set of capabilities and expertise, including wealth planning, investing, philanthropy, corporate and banking services, as well as family advisory services. We also offer considerable expertise across structured, mortgage and securities-based lending.

We work to improve our offerings and respond to changing client needs. In 2019, we launched a new line of UBS Manage offerings in Switzerland. In addition, to meet growing demand, we expanded the number of exclusive private markets opportunities for clients. Our sustainable investing solutions continue to be well received. Currently, invested assets in 100% sustainable investing solutions and bespoke sustainable investing solutions have grown to over USD 9 billion. We also broadened our sustainable investing offering, teaming up with external partners such as BMO Global Asset Management, Generation Investment Management and KKR & Co. Inc. to offer clients innovative sustainable development-related investment opportunities.

How we serve our clients

We serve our clients through local offices, dedicated advisors and experienced specialists. We use a mix of digital and non-digital channels (including marketing campaigns, events, advertising, publications and digital-only solutions)  to help drive greater awareness of UBS among prospects and reinforce trust-based relationships between advisors and clients.

How we are organized

Our business division is organized into regional business units: the US and Canada; Latin America; Europe; Central and Eastern Europe; the Middle East and Africa; Asia Pacific; and Switzerland. We also have a business unit for our Global Family Office clients. Central functions for global capabilities supporting these business units are the CIO, Global Banking, Global Capital Markets and the Chief Operating Office. We are governed by the executive, risk, operating, and asset and liability committees.

Our strategy, business model and environment (section from the UBS 2019 Annual Report)
Our businesses

Personal & Corporate Banking

As a leading personal and corporate bank in Switzerland, we provide comprehensive financial products and services to private, corporate and institutional clients. We are among the country’s foremost players in the private and corporate loan market, with a substantial lending portfolio. Personal & Corporate Banking is at the core of our universal bank delivery model in Switzerland.

Our focus

We are a leading personal and corporate bank in Switzerland, providing a superior client experience and combining technology with a personal touch.

We have established a strong pipeline of growth initiatives across our business areas. Effective 1 November 2019, we have set up a new business area, Digital Platforms & Marketplaces, to rapidly extend our platform offering for mortgages.

We also aim to improve efficiency by streamlining processes and introducing new digital self-service tools. For example, we have rolled out an integrated mortgage workflow for extensions, which significantly reduces the time it takes to set up a contract. In addition, we have further optimized our contact center setup, increased automation of repetitive processes, and launched a pilot for a digital mailroom that reduces processing time by digitizing incoming physical mail and documents. Technology plays a key role in our client-centered operating model and we aim to expand our digital leadership. Our multi-year digitalization program enables us to further enhance the client experience. Thanks to technological solutions, we are able to offer clients new products and identify new cross-selling opportunities in a more targeted way.

→   Refer to “Clients” in the “How we create value for our stakeholders” section of this report for more information about innovation and digitalization

Operationally, we strive for excellence in execution, focusing on efficiency while improving our service quality and overall agility. To scale our digital transformation efforts, in 2019 we opened our second digital factory in Switzerland, which is larger than our first one. These digital factories are now home to approximately 1,100 employees across various functions. Moreover, we introduced an agile academy and quick-launch formats to drive innovation and attract key talent.

How we operate

While we operate primarily in our home market of Switzerland, we also provide capabilities to support the growth of the international business activities of our Swiss corporate and institutional clients through our local hubs in Frankfurt, New York, Hong Kong and Singapore. We are the only Swiss bank providing local banking capabilities abroad to its corporate clients.

In the Corporate & Institutional Clients business, our main competitors are Credit Suisse, the cantonal banks and globally active foreign banks. We compete in areas covering basic banking services, cash management, trade and export finance, asset servicing, investment advice for institutional clients, corporate finance and lending, and cash and securities transactions for banks.

In the Swiss Personal Banking business, our competitors are Credit Suisse, PostFinance, Raiffeisen, the cantonal banks and other regional and local Swiss banks. In addition to those traditional players, we also face competition from international players entering the Swiss market and neobanks. We compete in areas such as basic banking, mortgages and foreign exchange, as well as investment mandates and funds.

What we offer

Our personal banking clients have access to a comprehensive, life cycle-based offering and convenient digital banking. We deliver a broad range of basic banking products, from payments to deposits, cards, online and mobile banking, as well as lending (predominantly mortgages), investments and retirement services. The overall service range is complemented by our UBS KeyClub reward program, which provides clients residing in Switzerland with exclusive and attractive offers, including those from third-party partners. In close collaboration with Global Wealth Management, we offer leading private banking and wealth management services.

Our corporate and institutional clients benefit from our financing and investment solutions, particularly access to equity and debt capital markets, syndicated and structured credit, private placements, leasing, and traditional financing. Our transaction banking offers solutions for payment and cash management services, trade and export finance, as well as global custody solutions for institutional clients.

We collaborate closely with the Investment Bank to offer capital market and foreign exchange products, hedging strategies and trading capabilities, as well as corporate finance advice. In cooperation with Asset Management, we also provide fund and portfolio management solutions.

→   Refer to “Working in partnership” in this section for examples of collaboration between the business divisions

How we serve our clients

We are the recognized digital leader, with the highest online and mobile banking penetration in Switzerland, and continue to invest in a multi-channel distribution model to further enhance our leading position.

We are adapting existing branch formats to suit evolving client needs by converting some locations to smaller, more agile branches that serve as digital support hubs and are intended to ensure a strong local presence along with advice on basic client needs. We aim to further reshape our physical footprint in an innovative and client-centric way, particularly by defining future branch formats with different purposes.

In addition, we continue to provide our expertise to our clients through our contact center and our digital channels, offering basic banking services and transactions. Dedicated client advisors serve personal banking clients who need tailored solutions.

As part of our sustainability road map, we are substantially expanding our offerings. Our personal banking and institutional clients have access to a number of sustainable investment solutions, and we promote innovative approaches for corporate banking clients. For example, we issued the first green bond for a listed company in Switzerland.

For marketing campaigns, we use online media (including social media and search engine advertising), out-of-home media (posters and digital billboards) and, very selectively, print, TV, radio and cinema advertising. In line with our position as a digital leader in Swiss banking, and because of the channel’s cost-effectiveness, we follow a digital-first media strategy. More than 50% of our media spending goes into online channels.

How we are organized

Our business division is organized into Personal Banking, Corporate & Institutional Clients, and Digital Platforms & Marketplaces. Geographically, our business, with its 267 branches, is organized into 10 regions, covering distinct Swiss economic areas. We are governed by the executive, risk and operating committees, and operate mainly through UBS Switzerland AG.

1 The size of the circles on the map reflects the number of branches in each location.

Our strategy, business model and environment (section from the UBS 2019 Annual Report)
Our businesses

Asset Management

UBS Asset Management is a large-scale and diversified global asset manager, with USD 903 billion in invested assets. We offer investment capabilities and styles across all major traditional and alternative asset classes, as well as advisory support to institutions, wholesale intermediaries and Global Wealth Management clients around the world.

Our focus

Our strategy is focused on capitalizing on the areas where we have a leading position to drive further profitable growth and scale.

Sustainable and Impact Investing remains a key area, as clients increasingly seek solutions that combine their investment goals with sustainability objectives. We continue the expansion of our world-class capabilities in areas such as climate-aware solutions. We do this through: product and service innovation; dedicated research; integration of environmental, social and governance factors into our investment processes, leveraging our proprietary analytics; and active corporate engagement.

In response to the increasing importance of private markets and alternative investments, we are building on our existing expertise in these areas, including our hedge fund and real estate businesses, as well as our capabilities across infrastructure, private equity and private debt.

We continue to develop our award-winning1 Indexed and Alternative Beta business, including exchange-traded funds (ETFs) in Asia Pacific, Europe and Switzerland. We provide customization while leveraging our highly scalable platform, with a particular focus on key areas such as sustainability and fixed income products. Since 2016, the Alternative Beta business has seen growth in invested assets of approximately 85%.

Geographically, we are investing in our leading presence and products in China, both onshore and offshore, one of the fastest-growing asset management markets in the world, building on our extensive and long-standing presence in the Asia Pacific region.

In the rapidly evolving and attractive wholesale segment, we aim to significantly expand our market share through a combination of continued client penetration, expansion of our strategic partnerships with distributors and the build-out of our client service offerings.

→   Refer to “Clients” in the “How we create value for our stakeholders” section of this report for more information about innovation and digitalization

To drive further growth in our Investment Solutions business, which provides access to and combines the breadth and depth of our capabilities across public and private markets, we are focused on delivering superior multi-asset strategies and white-label solutions to meet the needs of clients around the world.

We also continue to intensify our cross-divisional collaboration, in particular with Global Wealth Management, to enable our teams to draw on the best ideas, solutions and capabilities from across the firm to deliver superior investment performance and experiences for our clients.

→   Refer to “Working in partnership” in this section for examples of collaboration between the business divisions

To support our growth, we are focused on disciplined execution of our operational excellence initiatives. This includes further automation, simplification, process optimization and offshoring / nearshoring of selected activities, complemented by a continued modernization of our platform and development of our analytics and data capabilities.

In January 2020, we announced a number of changes to the operational setup of our Platforms businesses intended to deliver greater scale and breadth of offering for our clients and ensure the ongoing development of these world-class businesses in a highly competitive marketplace. The changes include the proposed sale of a majority stake (51.2%) in UBS Fondcenter to Clearstream, Deutsche Börse Group’s post-trade services provider. The sale is expected to close in the second half of 2020, subject to customary closing conditions. In addition, in order to fully leverage the expertise and resources within the wider Group to accelerate the growth of the business, we have decided to transfer UBS Partner, our highly innovative white-label technology solution, to the Corporate & Institutional Clients International business within the Personal & Corporate Banking business division. UBS Partner will be part of UBS’s “The Bank for Banks” client offering, and this is an exciting step in our collaboration efforts across the firm to bring the best of UBS to our clients.

With these changes, we are making a step change in the proposition for our clients, who will have seamless access to expanded platform capabilities, while at the same time enabling us to sharpen our focus on the execution of our strategic priorities.

How we operate

We cover the main asset management markets globally, and have a local presence in four regions: the Americas; Europe, the Middle East and Africa; Switzerland; and Asia Pacific.

Our main competitors are global firms with wide-ranging capabilities and distribution channels, such as Amundi, BlackRock, DWS, Goldman Sachs Asset Management, Invesco, JPMorgan Asset Management, Morgan Stanley Investment Management and Schroders, as well as firms with a specific market or asset class focus.

1 Second largest Europe-based indexed player based on peers’ public reporting (UBS calculation, 3Q19) and ranked fourth largest ETF provider in Europe as of December 2019 (source: ETFGI).

What we offer

We offer clients a wide range of investment products and services in different asset classes in the form of segregated, pooled or advisory mandates, as well as registered investment funds in various jurisdictions.

Our traditional and alternative capabilities include equities, fixed income, hedge funds, real estate and private markets, and indexed and alternative beta strategies (including ETFs), as well as sustainable and impact investing products and solutions.

Our Investment Solutions business draws on the breadth of our capabilities to offer: asset allocation and currency investment strategies across the risk / return spectrum; customized multi-asset solutions, advisory and fiduciary services; and multi-manager hedge fund solutions and advisory services.

How we serve our clients

We deliver our investment products and services directly to institutional clients. High net worth and retail clients are served through Global Wealth Management, third-party banks and distributors.

Our teams are based in the key financial markets, bringing our unique perspectives and global expertise to our clients around the world. This, in combination with our presence on the ground, enables our teams to develop long-term relationships with our clients and a deep understanding of their specific needs.

How we are organized

Our business division is organized along five areas: Client Coverage, Investments, Real Estate & Private Markets, Products and the COO Area. We are based worldwide across four regions, with nine main hubs: Chicago, Hong Kong, London, New York, Shanghai, Singapore, Sydney, Tokyo and Zurich.

We are governed by executive, risk and operating committees, supplemented by business unit-specific committees.

Our strategy, business model and environment (section from the UBS 2019 Annual Report)
Our businesses

Investment Bank

The Investment Bank provides a range of services to institutional, corporate and wealth management clients to help them raise capital, grow their businesses, invest for growth and manage risks. We are focused on our traditional strengths in equities, foreign exchange, research, advisory services and capital markets, complemented by a targeted rates and credit platform. We use our powerful research and technology capabilities to support our clients as they adapt to the evolving market structures and changes in the regulatory, technological, economic and competitive landscapes.

We aspire to deliver market-leading solutions to clients, using our intellectual capital and electronic platforms. We also provide services to Global Wealth Management, Personal & Corporate Banking and Asset Management, while managing our balance sheet, costs, risk-weighted assets and leverage ratio denominator with discipline.

Our capital-light business model allows the Investment Bank to deliver digital, research and banking capabilities, consuming up to one-third of Group resources.

Structural changes in the Investment Bank

In January 2020, we realigned our Investment Bank to meet the evolving needs of our clients and to further focus resources on opportunities for profitable growth and digital transformation. Corporate Client Solutions and Investor Client Services were renamed Global Banking and Global Markets, respectively. Global Banking moves to two product verticals (Capital Markets and Advisory), adopting a global coverage model. Global Markets combines Equities and Foreign Exchange, Rates and Credit, and introduces three product verticals (Execution & Platform, Derivatives & Solutions, and Financing) and three horizontal functions (Risk & Trading, Distribution and Digital Transformation). The new Global Markets structure is designed to facilitate the alignment of business processes and operations and to reduce inefficiencies and duplication. It further permits a more holistic understanding of our clients’ cross-product needs and is designed to foster tighter coordination of client coverage and distribution. This will allow for improved oversight of key risks and the allocation of resources. Investment Bank Research and UBS Evidence Lab Innovations continue to be a critical part of our advisory and content offering.

The changes are effective 1 January and we will provide restated prior-period information in advance of our first quarter 2020 results.

Our focus

Our key priority is disciplined growth in the capital-light advisory and execution businesses, while accelerating our digital transformation. Global Banking has a global coverage model and will utilize its deep global industry expertise to meet the emerging needs of its clients. In Global Markets, we are focused on clients’ expectation of excellence in execution, financing and structured solutions.

Our digital strategy is led by our businesses, which harness technology to deliver superior and differentiated client service and content. We established the UBS Investment Bank Innovation Lab to speed up innovation by facilitating proofs of concept. In Global Markets, the new Digital Transformation horizontal function facilitates adoption of best-in-class practices around trade idea generation, liquidity management, pricing tools and risk management. In Investment Bank Research, we continue to build UBS Evidence Lab Innovations to concentrate on data-driven outcomes.

Our balanced global reach gives us attractive options for growth across various regions. In the Americas, the largest investment banking fee pool globally, we are focusing on increasing our market share in our core Global Banking and Global Markets businesses.

In Asia Pacific, we see opportunities primarily from expected market internationalization and growth in China. We are planning to grow by further strengthening Global Banking, both onshore and offshore. Partnerships between the Investment Bank’s businesses and the Group, including the creation of a unified capital markets group, and, externally, joint ventures such as that with Banco do Brasil, are a key strategic focus. These initiatives should lead to growth by delivering global products to each region, leveraging our global connectivity across borders and sharing and strengthening our best client relationships.

→   Refer to “Working in partnership” in this section for examples of collaboration between the business divisions

How we operate

Our geographically balanced business has a global reach, with a presence in more than 30 countries and principal offices in the major financial hubs.

Competing firms are active in many of our markets, but our strategy differentiates us, with its focus on leadership in the selected areas where we have chosen to compete, and a business model that leverages talent and technology rather than balance sheet.

Our main competitors are the major global investment banks, including Morgan Stanley, Credit Suisse and Goldman Sachs, as well as corporate investment banks, including Bank of America, Barclays, Citigroup, BNP Paribas, Deutsche Bank and JPMorgan Chase. We also compete with boutique investment banks and fintech firms in certain regions and with regard to certain products.

Through strategic partnerships with Global Wealth Management and Asset Management, we provide clients with broad access to financing, global capital markets and portfolio solutions.

→   Refer to “Working in partnership” in this section for examples of collaboration between the business divisions

What we offer

Through our Global Banking business, we advise our clients on strategic business opportunities and help them raise capital to fund their activities.

Our Global Markets business enables our clients to buy, sell and finance securities on capital markets across the globe and to manage their risks and liquidity. Furthermore, in Investment Bank Research, we offer clients key insights on major financial markets and securities around the globe. Separately, our team of experts in UBS Evidence Lab Innovations specializes in creating insightful data sets on diverse topics for companies of all sizes, spanning more than 30 countries and 50 sectors. We seek to develop new products and solutions that are consistent with our capital-efficient business model. These are typically related to new technologies or changing market standards.

→   Refer to “Clients” in the “How we create value for our stakeholders” section of this report for more information about innovation and digitalization

Since 2005, we have addressed increasing client demand for sustainable investing by providing thematic and sector research. We also provide investment solutions through socially responsible and impact exchange-traded funds and index-linked notes. In addition, we offer capital-raising and strategic advisory services globally to companies that make a positive contribution to climate change mitigation and adaptation.

How we serve our clients

We interact with our clients digitally and in person. In Global Banking, we leverage our intellectual capital and relationships to deliver high-quality solutions for our clients. In Global Markets, we use our execution capabilities, differentiated research content, bespoke solutions, client franchise model, and our global platform to expand coverage across a broad set of institutional and corporate clients. In Investment Bank Research, we deliver high-quality differentiated research to our institutional clients using a wide range of methods, including UBS Neo,  our multi-channel platform.

How we are organized

Our business division is organized into the following three units: Global Banking, Global Markets, and Investment Bank Research and UBS Evidence Lab Innovations. We are governed by the executive, operating, risk, and asset and liability committees. Each business unit is organized globally by product.

Our strategy, business model and environment (section from the UBS 2019 Annual Report)
Our businesses

Corporate Center

Our Corporate Center provides services to the Group, with a focus on effectiveness, risk mitigation and efficiency. Corporate Center also includes the Non-core and Legacy Portfolio unit.

How we are organized

Corporate Center

The major areas within Corporate Center are Group Chief Operating Officer (Group Technology, Group Corporate Services, Group Human Resources and Group Operations), Group Treasury, Group Finance, Group Legal, Group Risk Control, Group Communications & Branding, Group Compliance, Regulatory & Governance, UBS in society, and Non-core and Legacy Portfolio.

Over recent years, we have progressively aligned our support functions with our business divisions. We operate the Group with the vast majority of these functions either fully aligned or shared among business divisions, where they have full management responsibility. By keeping the activities of the businesses and support functions close together, we increase efficiency and create a working environment built on a culture of accountability and collaboration

The Non-core and Legacy Portfolio, a small residual set of activities in Group Treasury and certain other function costs mainly related to deferred tax assets and costs relating to our legal entity transformation program are retained centrally.

Since our first quarter 2019 report and in compliance with IFRS 8, Operating Segments, we provide results for total Corporate Center only and do not separately report Corporate Center – Services, Group Asset and Liability Management (Group ALM) and Non-core and Legacy Portfolio. Furthermore, we have combined Group Treasury operationally with Group ALM and call this combined function Group Treasury.

→   Refer to the “Significant accounting and financial reporting changes” section and “Note 1 Summary of significant accounting policies” in the “Consolidated financial statements” section of this report for more information about the changes in the structure of Corporate Center

Group Treasury

Group Treasury  manages the structural risk of our balance sheet, including interest rate risk, structural foreign exchange risk and collateral risk, as well as the risks associated with our liquidity and funding portfolios. Group Treasury serves all business divisions and its risk management is fully integrated into the Group’s risk governance framework.

Non-core and Legacy Portfolio

Non-core and Legacy Portfolio manages legacy positions from businesses exited by the Investment Bank, following a largely passive wind-down strategy. It is overseen by a committee chaired by the Group Chief Risk Officer. The portfolio also includes positions relating to legal matters arising from businesses that were transferred to it at the time of its formation.

→   Refer to “Note 21  Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information about litigation, regulatory and similar matters

Our environment

Current market climate

Global economic developments in 2019

In a year characterized by strong equity markets, ultra-low volatility and an inflection in interest rates, the pace of the global economy slowed on a broad basis in 2019. World GDP grew by 3.1%, which was substantially lower than the 3.7% growth achieved in 2018 and represents the weakest growth rate since the financial crisis.

US GDP increased 2.3%, compared with 2.9% in 2018, as trade tensions between the US and China hindered business investment and the boost from tax cuts introduced in December 2017 ebbed.

Trade tensions represented an even more serious drag on growth in the eurozone, which relies more than the US on global trade, manufacturing output, and business investment. Growth in the eurozone decreased to 1.2% in 2019, compared with 1.9% in 2018. Germany’s economy expanded by only 0.6%, after a 1.5% increase in the previous year. Outside the Eurozone, Swiss growth decreased as well, to 0.8%, compared with 2.8% in 2018.

China’s government attempted to partially offset the effects of increasing tariffs on its exports to the US by reducing bank reserve requirements and providing extra fiscal leeway to local governments. However, this stimulus was limited by concerns over high leverage in the economy. GDP growth decreased to around 6.1%, compared with 6.7% in 2018.

In other leading emerging economies, growth slowed or stabilized at low levels. The economy of India, which until recently had been one of the world’s fastest-growing major nations, expanded by 5%, compared with 6.1% in 2018. Momentum was weakened by the problems of the shadow-banking sector, which has been reducing the availability of credit to consumers. The Mexican economy, meanwhile, was roughly flat after expanding 2% in 2018, and Brazil’s growth rate decreased to 1.1% from 1.3%.

Major central banks were able to keep their accommodating monetary policies in place in 2019, given that low inflation rates persisted. Eurozone inflation stayed below the European Central Bank’s (the ECB) target (of at or below 2%), at around 1.2% for the year. The ECB cut its deposit rate from negative 0.4% to negative 0.5%. US inflation was close to the target at 1.8%, permitting three quarter-point rate cuts over the course of the year to between 1.5% and 1.75%.

Equity markets rallied, with all major indices advancing. The MSCI All Country World Index gave a total return of 27% in US dollars. The S&P 500 index in the US returned 31%, while the technology-heavy Nasdaq Composite gained 37%. China’s CSI 300 was up 41% in local currency terms. Less well-performing markets included the UK’s FTSE 100 and Hong Kong’s Hang Seng, which both returned 17% in local currency terms.

It was also a favorable year for investors holding government bonds. The yield on 10-year US Treasury bonds fell around 80 basis points to 1.9%. The yield on the German Bund of the same tenor fell 40 basis points to negative 0.2%.

Economic and market outlook for 2020

We expect continued sub-trend growth in the coming year, and the global economy to continue expanding at about the same pace as in 2019. Consumer spending has remained robust in much of the world, especially in the US, where it is supported by a vibrant job market. The year ended with news of a “Phase 1” trade deal between the US and China, along with indications that tensions between the two powers may lessen. Not only did the agreement withdraw planned tariff increases and reverse some existing tariffs, it also moved negotiations forward in other areas of contention, such as intellectual property protection and US access to China’s financial services market. While this truce could be fragile and the US–China rivalry is not about to end anytime soon, the deal appears to reduce the risks to the global economy and business investment.

The UK left the European Union on 31 January 2020 and has entered a transition period in which the UK now faces a race to conclude talks on a trade deal with the EU ahead of the end of its transition period on 31 December 2020.

The next major political focus for markets will be the US election in November, which could generate higher volatility and affect key US sectors, such as technology, energy, finance and health care.

Our strategy, business model and environment (section from the UBS 2019 Annual Report)
Our environment

Against a backdrop of sluggish growth and continued political risk, we believe central banks will be in no rush to raise rates. We do not expect the US Federal Reserve to increase rates in the coming year, barring an unexpected shift in the trajectory of the economic data. Rates are unlikely to rise again until 2021. We expect the ECB to cut rates to negative 0.6%, with the Swiss National Bank maintaining rates at a negative 0.75%.

The outbreak of novel Coronavirus or Covid-19 in China and its subsequent spread to other countries is likely to increase investor uncertainty. Although our base economic forecast is that the outbreak of Covid-19 will be contained and the effect on full-year economic growth will be relatively limited, the virus and containment measures are likely to have at least a short-term adverse effect on economic activity in China and other affected countries, with a collateral impact on the global economy. A significant rise in the number of Covid-19 infections, infections in a wide range of countries and regions, or a prolongation of the outbreak, could increase the adverse economic effects.

In terms of investing, stocks in most major markets are trading above historical averages on a price-to-earnings basis. As a result, we believe equity market returns are more likely to be driven by earnings growth than by a further expansion of multiples. Markets should also be supported by continuing economic growth in 2020. The risk of a recession remains relatively low. Uncertainty over the effects of the Covid-19 outbreak has substantially increased the macroeconomic risk to growth and this increased risk has at least partially been reflected in recent declines in equity markets.

Industry trends

While our industry was heavily affected by regulatory developments over the past decade, technology has clearly emerged as the main driver of change today and is expected to further affect the competitive landscape as well as our products and operations going forward. In parallel, our industry is materially driven by market and macroeconomic conditions.

→   Refer to “Current market climate” in this section for information about global economic growth

Digitalization

Technology is changing the way banks operate and we expect this to continue, in step with exponential advances in computing capability, evolving  customer needs and digital trends. Investment in technology is no longer solely considered a means of making banks more efficient. Today, such investment is the key to keeping banks flexible and competitive in a digitalized world, and it creates the opportunity to develop new business models.

By connecting across the financial industry ecosystem through our innovation labs, digital factories, Future of Finance initiatives, and project collaborations, we aim to remain at the forefront of the digital movement to drive client experience as well as operational excellence. At the heart of our digital journey is the focus on our clients and their evolving needs. The speed, scale, security, transparency and precision that new technologies can offer enable us to create new services and experiences for our clients.

We also aim to improve operational efficiency by increasing the range of modernized and modularized applications and infrastructure in our IT portfolio, as well as by leveraging cloud technology and a growing number of front-to-back automated systems and processes. Effective data management and protection are crucial to us. The generated and curated data from our applications is protected under our data management framework, and supports the development of responsible artificial intelligence for better tailoring our client and employee experience.

Consolidation

In the financial services industry, many regions and businesses are still highly fragmented. We expect further consolidation, with ongoing margin pressure, the search for cost efficiencies and increasing scale advantages resulting from the fixed costs of technology and regulation being the key drivers. Many banks also seek increasing exposure and access to regions with attractive growth profiles, such as Asia and emerging markets, through local acquisitions or partnerships. Lastly, the increased focus on core capabilities or geographical footprints and the ongoing simplification of business models to reduce operational and compliance risks will result in further disposals of non-core businesses and assets.

New competitors

Our competitive environment is also evolving. In addition to our traditional competitors in the asset-gathering businesses, new entrants are targeting selected components of the value chain. However, we have not yet seen a fundamental unbundling of the value chain and client relationships, which might ultimately result in the disintermediation of banks by new competitors. Over the longer term, we believe the entry into the financial services industry of large platform companies could pose a significant competitive threat, given their strong client franchises and access to client data. Fintech firms are gaining momentum; however, they have not materially disrupted our asset-gathering businesses to date. We see a trend in forging partnerships between new entrants and incumbent banks, with the latter acquiring technology from fintech firms, thus gaining an edge over competitors in terms of technology, cost efficiency, and service quality.

Regulation

The post-2008 regulatory reform agenda has largely been completed. While some areas, such as funding in resolution, must still be fully addressed, and the implementation of certain standards, such as the finalized Basel III capital standard, is continuing on a national level, the focus is shifting from regulation to supervision. In parallel, some regulators are reviewing the efficiency of the new frameworks.

In general, regulatory-driven change continues to consume substantial resources. In 2020, we expect further consideration of adjustments to the Swiss too-big-to-fail framework, in particular focused on additional liquidity requirements for systemically important banks, and the national implementation of final Basel III rules. We expect continued work on resolution-related reforms, including stress testing, and a sustained focus on conduct and anti-money laundering. Furthermore, we are experiencing a surge in sustainability-related policy proposals targeted at various aspects of financial services across the globe. We also expect regulatory initiatives to address some of the more recent challenges that could affect financial stability, such as shadow banking and digital currencies.

Many of these developments are happening in the context of increased protectionism, posing challenges to the provision of cross-border financial services. Further restrictions with regard to market access into the EU in particular would have a significant effect on Switzerland as a financial center, affecting also UBS. Variations in how different countries implement rules, and an increasing national focus, bring a risk of additional regulatory fragmentation, which in turn may lead to higher costs for us and new financial stability risks.

Our strategy, business model and environment (section from the UBS 2019 Annual Report)
Our environment

However, we believe the adaptations made to our business model and our proactive management of regulatory change put us in a strong position to absorb upcoming changes to the regulatory environment.

→   Refer to the “Regulatory and legal developments” section of this report for more information

Wealth creation

In 2018, global wealth overall grew marginally, given a steep decline in equity market performance in the fourth quarter. This trend was partially reversed in 2019, as equity markets rallied. Today, half of global wealth is concentrated in the Americas, followed by Asia Pacific (with approximately 30%) and the remainder in Europe, the Middle East and Africa.1 By segment,2 approximately half of global wealth is with high net worth individuals, ultra high net worth individuals hold approximately 30% of global wealth, and the remaining approximately 20% is within the affluent segment. Over the next four years, global wealth is expected to grow by 5–10% annually.1 Regionally, wealth creation will likely be driven by Asia Pacific and North America. The share of the Americas is expected to remain stable over the next four years at approximately 50% of global wealth, while the share of Europe, the Middle East and Africa is expected to further reduce as Asia Pacific grows. In particular, China’s share of global wealth is expected to grow to around 15% by 2023.

Wealth transfer

Demographic and socioeconomic developments continue to generate shifts in wealth. By 2030 for example, USD 15.4 trillion of global wealth is expected to be transferred by individuals with a net worth of USD 5 million or more, according to a 2019 report by Wealth-X.3 In addition, women now control more wealth than ever before: UBS’s 2019 report titled “The billionaire effect – Billionaires insights 2019” found that the number of female billionaires had grown by 46% in five years, outpacing the growth of male billionaires. We are responding to the evolving wealth landscape with a framework that addresses all aspects of our clients’ financial lives, called UBS Wealth Way. UBS Wealth Way begins with discovery questions and a conversation with clients about what is most important to them. We help clients organize their financial life along three key strategies: Liquidity  to help provide cash flow for short-term expenses; Longevity  for long-term needs; and Legacy  for needs that go beyond their own and help improve the lives of others, a key part of wealth transfer planning.

Shift into passive strategies

We note a continuing trend of separation between low-cost, passive strategies and high-alpha active and alternative strategies. Passive management is beneficial in an environment with rising stock markets, such as the equity bull markets of the last decade. At the same time, central banks’ monetary policies have kept interest rates at historically low levels, which has had an effect on bond yields and other asset classes. Investors searching for longer-term higher alpha than passive strategies can provide have been diversifying their portfolios into real assets and alternatives and we expect this trend to continue. We believe the breadth of UBS Asset Management’s investment expertise allows us to meet client demands across asset classes and strategies.

Retirement funding

Over recent years, the pension industry has faced two key challenges: fundamental demographic shifts, such as aging populations, and lower expected returns due to all-time low interest rates.

Beyond structural answers to these challenges, such as the progressive shift from defined benefit to defined contribution pensions, we believe pension funds are reassessing their asset allocation approach. Indeed, many pension funds are now allocating a higher share of their portfolios to alternative investments, such as private equity, hedge funds, real estate and infrastructure, in a search for higher-yielding exposures.

We see this development as positive for UBS, as these funds will likely need further support to define their investment strategy and target portfolio allocation. In addition, our private banking and wealth management clients are expected to need further financial and retirement planning advice, which we are able to provide holistically through our wealth planning services.

1 Based on BCG Global Wealth Report 2019.

2 The BCG Global Wealth Report 2019 defines wealth segmentation as follows: wealth of greater than USD 20 million to be classified as ultra high net worth individuals; USD 1–20 million for high net worth individuals; USD 0.25–1 million for affluent individuals.

3 A Generational Shift: Family Wealth Transfer Report, issued by Wealth-X in 2019.

How we create value for our stakeholders

Stakeholder group	Stakeholder needs: what do our stakeholders expect from us?	Value proposition: how we create value for our stakeholders	Key topics discussed: what was important to our stakeholders in 2019	Stakeholder engagement: how did we engage with our stakeholders?
Clients

Advice on a broad range of products and services from trusted experts

The option of personal interaction with our advisors in combination with digital service anywhere, anytime (convenient digital banking)

Top quality solutions and the highest standards in terms of asset safety, data and information security, confidentiality and privacy

A combination of global reach and local service resulting in positive investment outcomes

Competitively priced products and services

Delivering tailored advice and customized solutions, using our intellectual capital and digital capabilities

Building long-term personalized relationships with our clients

Developing new products and services in response to clients’ evolving needs in the digital age

Providing access to the world’s capital markets and bespoke financing

Meeting increasing demand from clients for sustainable investments

Investment performance in light of current interest rate situation

Holistic goals-based financial planning

Sustainable finance and investing possibilities

Data privacy and security

Offerings for small enterprises in Personal & Corporate Banking

Individualized client meetings

Requests for regular client feedback, feedback monitoring and complaints handling

Specialized client events and conferences including information on key developments and opportunities

Client satisfaction surveys

Investors

Disciplined execution of our strategy leading to attractive capital returns through dividends and share repurchases

Comprehensive and clear disclosures on quantitative and qualitative data necessary to make an informed investment decision

Recognize and proactively address strategic opportunities and challenges

Executing our strategy with discipline and agility as the external environment evolves, while aiming to deliver cost- and capital-efficient growth

Providing transparent, timely and reliable public disclosures

Structural growth and return potential in our businesses

Cost efficiency and ability to generate positive operating leverage

Ability to protect or even grow revenues in a low-for-longer interest rate environment

Financial reports, investor and analyst conference calls, and/or webcasts, as well as media updates on our performance or other disclosures General shareholder meetings Investor and analyst meetings
Employees

A world-class employer providing an engaging and supportive workplace culture

Skill and career development opportunities and rewards for performance

An environment that provides a sense of belonging and of adding value to clients and to society

		Attracting and developing great talent Fostering a workplace culture that supports and engages our employees, enabling them to develop their careers and unlock their full potential	The three keys to a strong corporate culture Our approach to hiring great people and supporting their growth The importance of diversity and inclusion	Regular employee surveys Group Franchise Awards program Regular “Ask the CEO” events, along with senior leadership, regional and functional employee sessions
Society

Facilitation of economic development that is sustainable for the planet and humanity

Maximization of our positive effect and minimization of any negative effects on society and the environment

Proactive management of the environmental and societal impacts of our business

Promoting significant and lasting improvements in the well-being of communities in which we operate

Taking an active role in the transition of our economy toward environmentally and socially sustainable solutions

Sustainable finance Our climate strategy Our client and corporate philanthropy efforts

Dialogs with regulators and governments

Partnerships with social institutions

Community investments

Interaction with NGOs

Participation in forums and round tables, as well as industry-, sector- and topic-specific debates

Our strategy, business model and environment (section from the UBS 2019 Annual Report)
How we create value for our stakeholders

Clients

Our clients are the heart of our business. We are committed to building and sustaining long-term relationships based on mutual respect, trust and integrity. Understanding our clients’ needs and expectations enables us to best serve their interests and to create value for them.

Our clients and what matters most to them

There is no archetypal UBS client. Our clients have varying needs, but each of them expects outstanding advice and service, a wide range of choices, and an excellent client experience.

Global Wealth Management is focused on serving the unique and sophisticated needs of high net worth and ultra high net worth individuals, families, and family offices around the world, as well as affluent clients in selected markets. We provide these clients with access to outstanding advice, service, and investment opportunities from around the globe, delivered by experts they can trust. Using a holistic, goals-based approach to financial planning, we deliver a personalized wealth management experience and work side-by-side with clients to help them realize their ambitions.

Our client-facing advisors and the global teams that support them are focused on developing long-term client relationships, which often span generations. Global Wealth Management clients look to us for our expertise in helping them to plan for, protect and grow their wealth, as well as helping them make some of the most important decisions in their lives. From significant liquidity events to professional milestones and personal turning points, we aim to give our clients the confidence to move forward and achieve their goals. Through extensive research into our clients’ preferences and goals, as well as broader analysis of investor sentiment globally, we are constantly evolving our offerings to meet the shifting priorities of today’s wealthy clients. This includes investing in digital capabilities and developing products that help clients fund their lifestyles and manage their cash flow, as well as offering guidance on how clients can create a lasting and positive impact for their communities and the causes about which they care the most. We have been recognized as the leading global wealth manager for clients interested in sustainable investing,1 with a commitment to developing solutions that allow clients to align their financial goals and their personal values.

→   Refer to “Our focus on ESG” in this section for examples of how sustainable finance solutions are used across our business divisions and for the benefit of our clients

Personal & Corporate Banking serves a total of approximately 2.6 million individuals and 128,000 firms. We provide services to companies ranging from start-ups to large multi-nationals, including specialized entities, such as pension funds and insurers, real estate companies, commodity traders, and banks. Personal & Corporate Banking clients look for financial advice based on their needs at each stage of their individual or corporate journey. We aim to deliver outstanding advice to them via our client advisors and also through digital banking. Our clients demand convenience, 24/7 availability, security and value for money. We provide clients with access to a broad range of services and products offered in all relevant areas: basic banking, investing, financing (including mortgages), retirement planning, cash management, trade and export finance, global custody, and company succession, among others.

In Asset Management, we deliver investment products and services directly to approximately 3,000 clients around the world – including sovereign institutions, central banks, supranational corporations, pension funds, insurers and charities – as well as to Global Wealth Management and its clients, wholesale intermediaries and financial institutions. Our clients seek global insights and a holistic approach to tailoring solutions. By building long-term, personalized relationships with our clients and partners, we aim to achieve a deep understanding of their needs and to earn their trust. We draw on the breadth and depth of our global investment capabilities – across traditional and alternative, active and passive categories – and provide seamless access to world-class platform services to deliver the solutions they need. We integrate sustainability into our financial analysis enabling us to help clients meet their sustainability objectives and their fiduciary duties.

The Investment Bank provides corporate, institutional and wealth management clients with expert advice, financial solutions, execution, and access to the world’s capital markets. Our business model is specifically built around our clients and their needs. Corporate clients can access advisory services, debt and equity capital market solutions, and bespoke financing through our newly reshaped Global Banking business. Meanwhile, our Global Markets business is focused on helping institutional clients engage with local markets around the world, offering equities and equity-linked products, foreign exchange, rates and credit.

→   Refer to “Investment Bank” in the “Our businesses” section of this report for more information about the structural changes in the Investment Bank

Our advisory and content offering is underpinned by the research we provide. The differentiated nature of this research, combined with UBS Evidence Lab Innovations, which offers access to insight-ready data sets for thousands of companies, aims to give clients an informational edge when it comes to understanding markets. As a new offering for 2019, we have established the UBS Research Academy, where our fundamental analytics team provides training for institutional investors on all aspects of fundamental investing, leveraging the best of the UBS Research  and UBS Evidence Lab Innovations platforms.

1 Euromoney Private Banking and Wealth Management Survey 2019: Global Results.

Our clients place the highest priority on the confidentiality and security of their data. The protection of our clients’ data is of the utmost importance to us and we have comprehensive measures in place designed to ensure that data confidentiality and integrity are maintained. We are investing in our IT platform to preserve and improve our IT security standards, while enabling our clients to have secure access to their data via our digital channels. The volume, level of sophistication and impact of cyberattacks constantly increase, and we aim to maintain a robust and agile cybersecurity and information security program to manage cyber risk.

Enhancing the client experience through innovation and digitalization

We strive to streamline and simplify interactions with our clients through front-to-back digitalization and innovations.

In Global Wealth Management, we develop and deploy digital tools that preserve and enhance the value of human relationships. Clients expect the convenience and speed that technology offers but, simultaneously, consider personal communication with our advisors to be more important than ever. Modern technology that our advisors use enables them to spend more time with clients. And our clients appreciate digital tools that improve their experience, such as easy ways to view their portfolios, access to research that is tailored to their needs, and multiple ways to communicate with their advisors. In 2019, we introduced a number of new tools to help deliver on those expectations. For example, our Asset Wizard platform provides ultra high net worth clients in the US with consolidated and sophisticated performance and risk analytics for their assets held at UBS and across multiple banks, portfolios, managers, and locations. Also, in Asia, we launched the UBS Advisor Messaging for WhatsApp, allowing for real-time conversations between clients and advisors, to create a better client experience. And we continue to make progress by executing our multi-year strategy to serve clients globally from two platforms: the Wealth Management Americas Platform in the US and the Wealth Management Platform outside the US. Our core investment solutions consist of: UBS Manage,  a discretionary mandate solution where we use our expertise to invest clients’ assets according to a predefined investment strategy; UBS Advice, which adds portfolio monitoring and investment recommendations based on an agreed investment strategy to self-directed accounts; and UBS Transact, a self-directed account providing clients access to UBS execution capabilities and the UBS House View. All our solutions draw on our broad range of investment instruments across stocks, bonds, currencies, structured products, investment funds and alternative investments.

Personal & Corporate Banking launched several initiatives in 2019. Effective 1 November 2019, we have established a new business area, Digital Platforms & Marketplaces, which reflects our commitment to engage in new digital business models. In addition to the mortgage platform UBS Atrium, which we launched in 2017 and is directed at corporate and institutional clients, UBS is set to introduce a mortgage platform for private clients in the first half of 2020. We launched new tools for our client advisors aimed at improving the in-branch advisory experience for clients, so that we are able to suggest the right products that match the clients‘ needs. Thanks to our new mortgage workflow, we have been able to reduce contracting time substantially, from 10–15 days for extensions to 24 hours. We also further simplified our digital banking platform (for both mobile and desktop) and added new services, in addition to expanding the number of possible payment transaction currencies to more than 120. Our clients can now pay in stores directly with their smartphones and a wide array of wearables via Mobile Pay and Swatch Pay. Furthermore, we have introduced the ability to pay parking fees via Twint, which has more than 1.5 million users in Switzerland. As of October 2019, our clients can access we.trade, a blockchain-based trade finance platform, which was the first such platform to be launched by a Swiss bank. Recognizing changing client needs and growing demand from start-up companies for a broader offering, we have launched UBS Start Business, which includes digital accounting, mentoring for business planning, and many other services in addition to the banking services UBS offers. The attractive offering aims to assist young entrepreneurs in every stage of their business’s journey. Similarly, we bundle our digital offering for small companies in UBS Digital Business, which provides the convenience and leading digital solutions that small companies look for. We have also introduced our vendor leasing solution, an online tool that allows vendors to provide leasing proposals directly to their clients (based on online credit decisions) and to generate contracts. For corporate clients, we have made available the new UBS Payment Tracking service (SWIFT global payments innovation).

In Asset Management, we are investing in new tools and technologies, as well as our alternative data capabilities, to support our teams’ investment decision-making processes and enhance client service. In addition, our operational excellence programs are focused on building a scalable and globally integrated operating platform to better enable our teams to deliver the full breadth of our capabilities to clients around the world.

Our strategy, business model and environment (section from the UBS 2019 Annual Report)
How we create value for our stakeholders

The Investment Bank strives to be the digital investment bank of the future, with innovation-led businesses that drive efficiencies and solutions. We set up the UBS Investment Bank Innovation Lab to help connect business teams in order to leverage best practice, build and test proofs of concept safely and quickly, and inspire a culture of innovation. We see increasing interest from clients in financial and alternative data sets that they can incorporate into their models. In response, we set up UBS Data Solutions to meet those needs through a centralized robust data processing and distribution platform.

We strive to develop new products and solutions that are consistent with our capital-efficient business model. These are typically related to new technologies or changing market standards. Examples include FX spot & STIR tree E-pricing, which provides client-tailored pricing streams and hedging optimization, and Technology Enabled Sales, which enables faster delivery and distribution of tailored content matched to our clients’ interests. During 2019, we also launched the client portal of UBS Evidence Lab Innovations as part of the firm’s strategy to expand our value proposition in the alternative data space, which relates to innovative ways to capture data critical for investment decisions. We also set up UBS Neo, our multi-channel platform, and the One Client service model, which aims to drive superior client outcomes via collaboration, technology and data-driven client intelligence.

Engaging with our clients

Communication with our clients enables us to understand their needs and what matters most to them. We use a variety of channels to engage with clients, including regular client relationship / service meetings where we monitor feedback and satisfaction, as well as various corporate roadshows and dedicated events. We also engage with our clients while supporting cultural and sports events across Switzerland.

We conduct client events on a regular basis and on a wide array of topics. For example, in Personal & Corporate Banking, we have financing and retirement planning events, and a dedicated event for the CFO community. In the Investment Bank, we host around 350 conferences and educational seminars globally throughout the year, covering a broad range of macro, sector, regional and regulatory topics. More than 50,000 clients attended such events in 2019, providing insight and access to our own opinion leaders, policy makers and leading industry experts. In Global Wealth Management, we engage with clients in a range of ways, from personalized private briefings with subject matter experts, to segment-specific events, to large-scale gatherings such as UBS Wealth Insights, our flagship Pan-Asian investment forum series, which attracts more than 3,000 clients every year. In Asset Management, a consistent program of engagement takes place throughout the year. Thematic events, such as the UBS Reserve Management Seminar and the Sovereign Investment Circle, bring together institutional investors to debate relevant topics and share best practices. Our experts also produce insightful thought leadership on markets and assets that is regularly shared with clients, as well as frequently meeting investors to answer questions, clarify the investment strategy or discuss issues that can affect markets.

How we measure client satisfaction

We utilize different measures to regularly assess our achievements and the satisfaction of our clients.

Global Wealth Management is increasingly leveraging technology and analytics software to collect client feedback. In 2019, we began introducing a digital feedback tool to supplement more traditional survey methods. The tool allows Global Wealth Management to survey clients about their satisfaction with their advisors and UBS, as well as to identify additional financial needs. Advisors are provided with real-time access to client feedback, enabling them to address concerns and to follow up on new topics of interest. The tool was piloted in selected markets in 2019 and is expected to be rolled out more broadly throughout 2020.

We conduct an annual client survey in Personal & Corporate Banking. We have been conducting client surveys in Switzerland since 2011, consistently covering all private and corporate client segments annually since 2015. Clients assess their satisfaction with regard to various topics (e.g., UBS overall, branches, client advisors, products, services) and indicate further product or advisory needs. Survey responses are distributed to client advisors, who subsequently follow up with each respondent individually. In 2019, we introduced a new machine learning model which enables us to identify the importance of internal factors (e.g., advisors, products, prices) and external factors (e.g., media impact, market development) with regard to overall satisfaction scores.

In Asset Management, we conduct regular surveys, inviting institutional and wholesale clients across all our markets to participate. They are asked about their satisfaction with client service, products and solutions, as well as other factors relevant to their investments. The results are analyzed to identify focus areas to improve client satisfaction.

For the Investment Bank, client satisfaction is closely monitored by individual product coverage points. Relationship managers then collate and review feedback holistically, conducting regular internal review sessions to address specific areas of feedback. The Investment Bank also closely monitors external surveys, such as the Global Institutional Investor Survey, which provides feedback across a range of investment banking services.

We thoroughly evaluate the feedback we receive, including complaints from clients, and take measures to address key themes identified. In 2019, clients specifically raised sustainable finance as a key priority, which provided confirmation that we are aligned with our clients’ preferences in expanding our sustainable finance offering.

Clients (additional information)

Quality feedback management system

We have a Quality Feedback system within Global Wealth Management (GWM) and Personal & Corporate Banking (P&C), which provides a comprehensive and systematic platform to receive and process feedback and suggestions from both clients and employees. Feedback is received in a wide range of formats, including written, electronic, verbal (e.g., comments made to employees in our branches), through social media and via the Swiss Banking Ombudsman.

Client feedback, including complaints and suggestions, is of crucial importance, as it supports the development and introduction of new products and services as well as the adaptation of our offering in a client-oriented manner. By addressing client feedback, we strive to strengthen client relationships, improve client satisfaction and make a tangible improvement to client service and overall banking services. Having a wide variety of quality feedback from our clients enables us to systematically evaluate and review our actions. By sharing their views, clients contribute to quality improvements at all levels.

We strive to respond directly to each individual who provides feedback. On significant topics and key developments, we also provide a collective response in our external reporting.
In 2019, key topics and enhancements included some targeted products and services that centered mostly around digital banking functionalities. These stemmed in particular from requests and improvement suggestions for existing and new features and queries regarding access and security.

Feedback from employees (i.e., quality tips and ideas) that is based on their knowledge and experience in improving and updating products, processes and services helps to foster creativity and innovation.

Suitability

Clients expect to be provided with products and services that are suitable for them. This is particularly the case in the divisions where we serve personal clients as opposed to institutions.

In nearly all of the countries where we do business, this expectation has been turned into a legal or regulatory requirement for banks acting as financial advisors. Most jurisdictions also require the systematic assessment and documentation of the suitability of products (including third-party products) and services, including compliance with applicable eligibility criteria and sales restrictions. These standards are reflected in local policies and procedures as well as in the respective local control framework. The European Union’s Markets in Financial Instruments Directive (MiFID) and the Swiss Financial Services Act (FinSA) are examples of our reflection and implementation of specific standards required by regulators as part of a local control framework. Other locations apply similar standards as required by the relevant local regulators.

To meet both client expectations and regulatory requirements, we have established comprehensive rules for assessing the suitability of products and services. These rules are designed to align the assets in a customer’s portfolio with their defined risk profile, and the customer is advised in line with his or her needs (i.e., client suitability). In addition, the rules require product documentation to contain appropriate and easily understandable information on its features, target audience and the scenarios in which the product can be used, as well as a balanced representation of the associated opportunities and risks (i.e., product suitability).

Suitability framework

In the GWM and P&C divisions, a comprehensive suitability policy framework is in place. This sets out the structured advisory process governing the way we advise and implement agreed solutions and also document the steps taken during this process. In addition to other purposes, it comprises requirements for monitoring and controlling activities that aim to capture tail risks. A revised version of this policy entered into force on
1 January 2018. The Investment Bank (IB) and Asset Management (AM) take their guidance from UBS's suitability principles and have implemented processes to ensure appropriate oversight of suitability requirements where applicable.

In this framework, we distinguish between client and product suitability. Client suitability refers to the alignment between the investor profile of the client and the products and services that are recommended or made available to the client (or already held in his or her portfolio), including risk information and disclosure. Product suitability refers to a consistent set of standards applied by a product management unit to define for which specific investors a product may be suitable.

Client suitability

GWM and P&C have established a structured advisory process with four distinct steps – understand, propose, agree and implement, and review. This process is supported by a number of forms and tools that are available to client advisors. In the first step (understand), these forms and tools support the initial identification of a client’s investor profile, including but not limited to investment objectives and risk ability. In the second step (propose), they serve to help client advisors identify an appropriate investment strategy for a specific client portfolio. Furthermore, a number of tools and platforms have been established to help client advisors match a client’s investment strategies with appropriate investment proposals and to support the review step. The IB and AM have established cross-functional governance committees to ensure oversight for client suitability where specific criteria or triggers are met.

Product suitability

Advisory platforms and tools divide products according to their risk characteristics and in doing so help clients and client advisors to properly assess the impact of investment products and services on a client’s portfolio. Additional processes are in place to make product documentation available to both client advisors and clients. Finally, specific legal documentation is required for certain products with specific risks (e.g., hedge funds).

Our strategy, business model and environment (section from the UBS 2019 Annual Report)
How we create value for our stakeholders

Divisional approach to suitability

Primary ownership of suitability risk and the responsibility for addressing it is owned by the business. The suitability policies applicable to GWM, P&C, IB and AM make this clear. Accordingly, we have pursued a divisional approach to ensure compliance with rapidly changing regulatory regimes, while also addressing particular suitability obligations and remediation of identified gaps relating to the divisions.

Monitoring and controls

Monitoring and controls for suitability follow a three-tiered approach. The first-level controls are conducted by the business risk management team under its Origination Control Framework, a set of controls designed to prevent and detect operational risks that arise within the front unit and to ensure that residual risk corresponds to risk appetite. The second-level controls are performed by Compliance & Operational Risk Control as Global Minimum Control Standards, which are part of the overall Operational Risk Framework. These controls focus on both a check-the-checker approach, and thematic, deep dive reviews. The third-level controls are exercised by Group Internal Audit, as part of its annual audit plan.

After-sales communications

The UBS client experience also includes after-sales communication. Again, this communication is, supported by a number of tools and platforms, including ready-to-use reporting and presentation material.

Accessibility

We ensure that our facilities and services are accessible to everyone regardless of disability, capability or technology. We are continuously optimizing our websites as well as our e-banking and mobile banking platforms to fit the requirements for an AA rating for accessibility (i.e., WCAG 2.0). All cash machines have access key buttons and PIN keypads that are equipped for the visually impaired. Additionally, all ATMs are enabled with voice output through clients’ headphones, covering all functions including cash deposits. Around 100 ATMs are positioned especially for people with restricted mobility. All 40 of our free-standing cash machines correspond to recommendations made by the Americans with Disabilities Act Accessibility Guidelines (ADAAG).

Our focus on ESG

Our firm is in a powerful position to contribute toward achieving the 17 United Nations (UN) Sustainable Development Goals (the SDGs) by integrating sustainability in our mainstream offerings, through new and innovative financial products with a positive effect on the environment and society, and by advising our clients on their philanthropic works. Our goal is to be the financial provider of choice for clients who wish to mobilize capital toward the achievement of the SDGs and the orderly transition to a low-carbon economy. We are shaping the landscape of sustainable finance by using thought leadership, innovation and partnerships to support clients in their sustainability efforts.

Our clients are increasingly interested in sustainable finance, including sustainable investing (SI), which is especially attractive if it can reduce risk or improve returns. More than 80% of wealthy individuals are interested in sustainable investing and 45% already hold sustainable investments.1 With regard to asset owners across the globe, 78% are integrating environmental, social and governance (ESG) factors into their investment process.2 Switzerland, for example, saw an 87% asset growth in institutional sustainable investments in 2018 (compared with 2017),3 and the early indicators are that this growth continued throughout 2019.

Our key public commitments to sustainable finance

In 2019, we became a founding signatory of the UN Principles for Responsible Banking (the Principles). The Principles constitute a comprehensive framework for the integration of sustainability across banks. They define accountabilities and require each bank to set, publish and work toward ambitious targets.

Before signing up to the Principles, UBS had already been strongly committed both to maximizing positive effects through our sustainable business activities and to minimizing negative impacts. While our firm’s growing range of sustainable finance products and services supports the former, our environmental and social risk framework helps us to better understand and respond to potential risks to the environment and human rights.

Our Asset Management business division is among the signatories of the PRI (the Principles for Responsible Investment). The PRI organization supports the signatories in incorporating ESG factors into their investment and ownership decisions. In 2019, UBS also became one of the inaugural members of the CEO Alliance on Global Investors for Sustainable Development, which is committed to scaling up and speeding up efforts to align business with the SDGs. The Alliance is aimed at harnessing the insights of private sector leaders on ways to remove impediments and introduce solutions for scaling long-term investment for sustainable development in line with the SDGs.

Since 2017, we have presented white papers to the World Economic Forum (the WEF) putting forward recommendations for ways in which private capital can achieve the SDGs, while also outlining our own actions and pledges in that regard. For the WEF annual meeting in 2020, our white paper focused on climate action and the ways in which investors can mobilize private and institutional capital toward the orderly transition to a low-carbon economy. In response, UBS has developed a Climate Aware framework.

We actively support the development of industry standards. In 2019, we contributed to the writing of and signed the International Finance Corporation’s Operating Principles for Impact Management. These Impact Principles provide a standard for impact investing, in which investors seek to generate positive impact for society alongside financial returns. We also contributed to a report by the Sustainable Finance Working Group of the Institute of International Finance on sustainable investment terminology.

→   Refer to the Sustainability Report 2019, available from 5 March 2020 under “Annual reporting” at www.ubs.com/investors,  for our key documents, frameworks and external commitments, and for our climate disclosure following the recommendations of the Task Force on Climate-related Financial Disclosures

What is our governance on ESG?

Our governance framework on sustainability supports the creation of long-term value. Our firm’s sustainability activities, including sustainable finance, are overseen at the highest level of our firm and are founded in our Code of Conduct and Ethics.

→   Refer to the Sustainability Report 2019, available from 5 March 2020 under “Annual reporting” at www.ubs.com/investors,  for the sustainability governance chart

We regularly review whether our governance framework continues to reflect our ambitions with regard to sustainability. In 2019, we therefore decided to further sharpen our focus on sustainable finance and we are now establishing a Sustainable Finance Steering Committee. It will be comprised of senior business leaders engaged in our firm’s sustainable finance efforts, who will work together to ensure that we continue to drive innovation and develop expertise and thought leadership regarding sustainable finance. The Chair of the Sustainable Finance Steering Committee is a member of the UBS in society Steering Committee.

1  UBS Investor Watch on the Year Ahead, November 2019.

2  UBS Asset Management and Responsible Investor magazine, ESG: Do You or Don’t You?, June 2019.

3 Swiss Sustainable Investment Market Study 2019, June 2019.

Our strategy, business model and environment (section from the UBS 2019 Annual Report)
How we create value for our stakeholders

How do we define sustainable finance?

Sustainable finance refers to any form of financial service that integrates ESG criteria into business or investment decisions. We provide sustainable finance solutions across all our business divisions and to all our client groups (as shown in the “Key achievements in 2019” chart on the next page), with a particular focus on sustainable investing.

Sustainable investing is an approach that seeks to incorporate ESG considerations into investment decisions. SI strategies seek to achieve a positive environmental or social impact and/or align investments with an investor’s values regarding ESG topics, while aiming to improve portfolio risk and return characteristics. In the main, we identify three approaches of sustainable investing: exclusion (individual companies or entire industries are excluded from portfolios if their areas of activity conflict with an investor’s values); ESG integration (which combines ESG factors with traditional financial considerations); and impact investing (which is designed specifically to help generate a positive social or environmental impact alongside financial returns).

We were among the early movers in developing terminology to describe our sustainable investing activities and to consistently report on them. We are, however, conscious of the need to simplify and standardize the terminology for sustainable finance, which will help to develop and expand that market. We are therefore actively involved in the relevant discussions and are committed to reflecting pertinent changes to terminology in our reporting.

Core sustainable investments[1]
		For the year ended			% change from
USD billion, except where indicated	GRI[2]	31.12.19	31.12.18	31.12.17	31.12.18
Core SI products and mandates
Integration – sustainability focus[3]	FS11	46.4	20.0	12.8	132.4
Integration – ESG integration[4]	FS11	372.3	224.5	63.2	65.9
Impact investing[5]	FS11	9.1	4.7	2.8	92.1
Exclusions[6]	FS11	52.2	50.3	93.0	3.7
Third-party[7]	FS11	8.5	13.4	9.8	(37.0)
Total core sustainable investments	FS11	488.5	312.9	181.7	56.1
UBS total invested assets		3,607.0	3,101.0	3,262.0	16.3
Core SI proportion of total invested assets (%)	FS11	13.5	10.1	5.6

1 All figures are based on information available in January 2020.    2 FS stands for the performance indicators defined in the Financial Services Sector Supplement of the Global Reporting Initiative reporting framework.    3 Strategies where sustainability is an explicit part of the investment guidelines, universe, selection, and/or investment process.    4 Strategies that integrate environmental, social, and governance (ESG) factors into fundamental financial analysis to improve risk / return.    5 Strategies where the intention is to generate measurable environmental and social impact alongside financial return.    6 Strategies that exclude companies from portfolios where they are not aligned to an investor’s values. Includes customized screening services (single or multiple exclusion criteria).    7 SI products from third-party providers applying a strict and diligent asset selection process; the selection criteria have been reviewed for the end of 2019 reporting cycle, following a stricter approach from the provider of sustainability ratings. Excludes third-party products that went through a systematic GWM onboarding process, now counted under “Integration – sustainability focus.”

What do we offer?

We support clients’ sustainability efforts through thought leadership, innovation and partnerships, and we strive to incorporate ESG factors into the products and services we provide. We support corporate and institutional clients who want to generate positive environmental and societal impact using our corporate advisory expertise or by directing capital through our lending or investment capacity. We assist private and institutional clients with their desire to invest in accordance with their own social and environmental objectives, and we are proactive in discussing these issues with them.

Through our Philanthropy Services platform, we are partnering with clients to manage their philanthropy and maximize their impact, by offering expert advice, carefully selected programs from UBS Optimus Foundation, and innovative social financing mechanisms, such as development impact bonds.

In 2019, we noted strong momentum in our sustainable finance activities. A key indicator is the development of our core SI assets, where we managed to more than double penetration, from 5.6% of total invested assets in 2017 to 13.5% (USD 488 billion) in 2019 (2018: 10.1% or USD 313 billion). Core sustainable investments are SI products that involve a strict and diligent asset selection process through either exclusions (of companies / sectors from portfolios where the companies / sectors are not aligned to an investor’s values) or positive selections (such as best-in-class, thematic or ESG integration and impact investing).

Norms-based screening assets, i.e., assets that fall under the application of a UBS policy1 and do not otherwise qualify as a core sustainable investment, amounted to USD 818 billion as of 31 December 2019 (up from USD 797 billion in 2018). Total sustainable investments, including norms-based screening assets, accounted for USD 1,306 billion (2018: USD 1,110 billion), or 36.2% (2018: 35.8%), of our total invested assets.

1 The assets in discretionary mandates, in UBS’s actively managed retail and institutional funds, as well as in our firm’s proprietary trading book, are subject to our firm’s policy on the prohibition of investment in and indirect financing of companies involved in the development, production or purchase of anti-personnel mines and cluster munitions.

Key achievements in 2019

Group

We are committed to maximizing positive effects and to minimizing negative impact that we have on society and the environment.

- UBS Optimus Foundation: an award-winning grant-making foundation that helps our clients use their wealth to drive positive and sustainable social change for children.
- Environmental and social risk management: we engage with clients and suppliers to better understand their processes and policies, and to explore how any environmental and social risks may be mitigated.

Global Wealth Management

We are a leader in sustainable investing (SI),[1] with a global footprint and a network of resources to deliver a wide range of research, advisory and product capabilities that continue to grow.

- USD 3.9 billion raised toward commitment to direct at least USD 5 billion of client assets in SDG-related impact investments by 2021.
- Launch of the SDG Engagement High Yield Credit funds.

9.4 USD billion

invested in 100% SI solutions and bespoke SI solutions.

3.3 million children

In 2019, UBS Optimus Foundation raised USD 89.5 million in donations, approved USD 109.5 million in grants and helped improve the well-being of 3.3 million children worldwide.

Personal & Corporate Banking

We have been building sustainable finance offerings for all client segments.

- Retail clients: access to 100% sustainable investment solutions.
- Corporate clients: USD 200 million raised in the first green bond for a Swiss-listed energy and infrastructure company.
- Institutional clients: advice on SI integrated into strategic dialog with clients.

2 core SI products

were launched for our retail clients.

Investment Bank

We are focused on meeting the needs of our clients with regard to ESG and sustainable finance, and helping reshape business models and investment opportunities.

- Dedicated thought-leading ESG research team in its 15th year.
- Introduced the UBS ESG icon in our research reports in 2019, flagging ESG content in 32 reports.
- UBS ESG and Sustainability Symposium in London with over 40 speakers; relevant ESG content incorporated at key client conferences.
- Sustainability-driven investment solutions: launch of ESG Global Equity Premia.

Asset Management

We have established an industry-leading SI platform offering a wide range of SI strategies across various asset classes, integrating sustainability and impact into all our mainstream offerings.

- Invested assets in the categories "impact investing" and "sustainability focus" increased 14-fold since beginning of 2016 to USD 38.6 billion.
- ESG integration across all traditional asset classes, at USD 323.1 billion.

3.1 USD billion

Climate Aware strategy, a pioneering approach to integrate the 2°C climate change scenario into an investment solution, at USD 3.1 billion invested assets.

25 green and sustainable bonds

Support for companies driving positive impact: 25 high-profile issuances of green and sustainable bonds.

Our strategy, business model and environment (section from the UBS 2019 Annual Report)
How we create value for our stakeholders

Investors

We generate long-term value for our investors by executing our strategy with discipline, striving for cost- and capital-efficient growth, long-term sustainable value creation, and attractive shareholder returns.

Investor base

Our investor base is well diversified. A substantial proportion of our institutional shareholders are based in the US, the UK and Switzerland.

→   Refer to the “Corporate governance” section of this report for more information about disclosed shareholdings

Cost- and capital-efficient revenue growth

We aim to drive higher and superior returns by growing and leveraging our unique, integrated and complementary business portfolio and geographic footprint. Our Global Wealth Management business is well positioned to take advantage of two secular trends: wealth transfer and wealth creation, partly driven by continued economic growth, particularly in Asia, where China is opening its financial markets. Each of our businesses has initiatives to achieve revenue growth and improve operating efficiency.

→   Refer to “Industry trends” in the “Our environment” section of this report for more information about wealth creation and wealth transfer

We aim to balance growth opportunities with cost and capital efficiency in order to drive attractive risk-adjusted returns and sustainable performance.

Our primary measurement of performance for the Group is return on common equity tier 1 capital (CET1), as regulatory capital is our binding constraint and drives our ability to return capital to shareholders.

→   Refer to the “Performance targets and measurement” section of this report for more information

Shareholder returns

We aim to increase our ordinary dividend per share by USD 0.01 each year, and to return excess capital through share repurchases. We consider business conditions and any idiosyncratic developments when determining excess capital available for share repurchases.

Alignment of interests

We aim to align the interests of our employees with those of our equity and debt investors. This is reflected in our compensation philosophy and practices.

→   Refer to “Our compensation philosophy” in the “Compensation” section of this report for more information

Communications

Our Investor Relations function serves as the primary point of contact between UBS and all shareholders. Our senior management and the Investor Relations team regularly interact with the institutional investors community, financial analysts and other market participants, such as credit rating agencies. Clear, transparent and relevant disclosures, together with regular and direct interactions with existing and prospective shareholders, form the basis for our communications. The Investor Relations team also relays the views of and feedback from institutional investors and other market participants on UBS to our senior management.

Investor Relations and Corporate Responsibility work together and interact with those investors focusing on sustainability topics relevant to UBS and society at large.

→   Refer to “Corporate governance” and “Information policy” in the “Corporate governance” section of this report for more information

→   Refer to “Society” in this section for more information about our sustainability efforts

Shareholders and investors (additional information)

Engagement with environmental, social and governance (ESG) rating and research agencies

We actively engage in dialogue with analysts at rating and research agencies. The assessment of specialized agencies helps to evaluate our sustainability performance and activities, and provides a useful means for benchmarking.

In 2019, we provided detailed information on our sustainability performance to a range of agencies, either in response to questionnaires or via meetings or calls (with ESG analysts). Our Sustainability Report regularly serves as a key source of information for these agencies.

Employees

Our employees drive our success. Our employees work in 50 countries, are citizens of 136 nations and speak more than 150 languages. Their skills, experience and commitment enable us to deliver innovative solutions for our clients, foster sustainable business success, protect our reputation and drive the firm forward. As an employer, we attract, develop and retain a diverse range of talent and aim to ensure there is a workplace culture that supports and engages our employees, enabling them to build their careers and unlock their full potential.

The keys to a strong corporate culture

Our three keys to success remain the foundation of our strategy and culture. Together, they define what we stand for as a firm and as individuals, and they drive our business strategy. We set out on our cultural transformation in 2011, defining and then embedding our Pillars, Principles and Behaviors into our core people management processes. We conduct regular employee surveys to obtain feedback and ensure continuous improvement, discussing the findings and further actions with our employees. In 2019, responses indicated that employee engagement, appreciation for our talent management practices, and pride in working at UBS were all above the norm for financial services organizations.

→   Refer to the foldout pages of this report for more information about our Pillars, Principles and Behaviors

Engaging and enabling employees, instilling a strong risk culture and promoting sustainability were culture-building priorities in 2019. In this respect, our Group Franchise Awards program provided foundational support. This Group-wide initiative rewards employees for cross-divisional collaboration and operational effectiveness improvements.

We are convinced that leadership drives culture, and culture drives performance. Great leaders are the key to developing our people, client relationships and results. For many years, our House View on Leadership has outlined what effective leadership is at UBS, as well as what employees can expect. To help leaders better adapt to continuous change and digitalization, we updated our House View in 2019 and integrated its precepts into all of our core HR processes, including recruitment, performance evaluations, training, succession planning and promotions. Characteristics such as innovation, curiosity and agility complement our long-standing emphasis on inclusivity, sustainable profits, accountability, cross-firm partnership and putting clients first. It is an evolution of how we view leadership that creates an extraordinary experience for our clients and our people.

Our strategy, business model and environment (section from the UBS 2019 Annual Report)
How we create value for our stakeholders

Hiring, developing and retaining talent

We are widely recognized as an employer of choice and a great place to build a career. Key to our success is our long-standing commitment to investing in our employees at every career stage. It starts with recruitment, where our philosophy is to hire for potential, considering the individual’s experience and competencies, learning capabilities and agility, as well as digital and data savviness. We hired a total of 10,080 external candidates in 2019. Our junior talent programs hired more than 1,700 graduate and other trainees, interns and apprentices. We also continued our insourcing and hiring activities in our Business Solutions Centers in China, India, Poland, Switzerland and the US as part of our integrated workforce strategy.

Our in-house UBS University further updated its curriculum in 2019 to emphasize future-skills development and personal growth for all employees, with a new digital skills curriculum that builds knowledge about topics such as blockchain, cloud computing, robotics and artificial intelligence. We also launched a mobile learning app to enable employees to learn whenever and wherever they want. We revamped our leadership development offering in 2019 to ensure that our leaders have the skills they need to develop their businesses and their people, and to lead effectively in the digital transformation age. In 2019, our permanent employees completed more than 1,100,000 learning activities, including mandatory training on compliance, business and other topics. This averaged to more than two training days per employee.

Along with line manager effectiveness, having a wide range of learning and career development opportunities, as well as tools to facilitate professional growth, are key drivers of employee engagement. In this respect, our new Career Navigator tool, which was launched in June 2019, has been a game-changer. This online platform enables employees to explore career paths and search for open roles that match their interests while allowing our recruiters to find internal talent more easily. It also identifies skill gaps with regard to new roles and interests and directly links to learning opportunities to help fill these gaps.

We are committed to ensuring a workplace where employees are fairly treated, with equal opportunities for all. We do not tolerate harassment of any kind. Our global measures include employee and line manager training, specialist expertise in handling concerns raised, and a global employee hotline. A Harassment Guardian provides an independent view of the firm’s setup, procedures and behaviors to prevent harassment and sexual misconduct.

We pay for performance, and a strong commitment to pay equity is embedded into our compensation policies. We conduct regular internal, as well as independent external, reviews, with the aim of ensuring that all employees are paid fairly, and we seek to address any unexplained gaps.

→   Refer to www.ubs.com/employerawards, www.ubs.com/careers  and the “Compensation” section of this report for more information

Personnel by region
	As of			% change from
Full-time equivalents	31.12.19	31.12.18	31.12.17	31.12.18
Americas	21,036	21,309	20,770	(1)
of which: USA	20,232	20,495	19,944	(1)
Asia Pacific	13,956	12,119	8,959	15
Europe, Middle East and Africa (excluding Switzerland)	12,918	12,620	11,097	2
of which: UK	5,704	5,782	5,274	(1)
of which: rest of Europe (excluding Switzerland)	7,048	6,670	5,662	6
of which: Middle East and Africa	166	168	161	(1)
Switzerland	20,691	20,840	20,427	(1)
Total[1]	68,601	66,888	61,253	3
1 The increase in workforce in 2019 and 2018 was mainly due to insourcing initiatives and was more than offset by a decrease in external staff.

The importance of diversity and inclusion

A widely diverse workforce that reflects the experience of our global clients is important for our long-term success. We therefore strive to shape a diverse and inclusive culture across the firm to drive sustainable growth and innovation, deliver the best of UBS to our clients, and build a better place to work for all employees.

Our broad view of diversity encompasses a range of aspects, including gender, ethnicity, LGBTQ, disability, mental health and inclusive leadership. We remain committed to narrowing our gender representation gap, especially at the management level, through a global gender diversity strategy and a wide range of supporting initiatives to hire, promote and retain more women at all levels of the organization. We continue to make progress toward our stated aspiration of increasing the representation of women in management roles to one-third. In 2019, 25.2% of all employees in roles at Director level and above were women, up from 24.7% in 2018.

Our UBS Career Comeback program, which was launched in 2016, continues to help us increase our pipeline of female senior leaders. Professionals looking to return to corporate jobs after a career break are hired for permanent roles and supported with specialized onboarding, coaching and mentoring. In 2019, Career Comeback expanded beyond its four established hubs in the US, UK, Switzerland and India to become a global, year-round program. To date, Career Comeback has helped 142 women and 8 men relaunch their careers.

→  Refer to www.ubs.com/diversity  for additional information about our priorities and commitments, and the Sustainability Report 2019, available from 5 March 2020 under “Annual reporting” at www.ubs.com/investors  for our management practices and detailed employee data, including gender- and region-specific data

Our strategy, business model and environment (section from the UBS 2019 Annual Report)
How we create value for our stakeholders

Employees (additional information)

Engaging with our employees

Our employees are key to meeting our clients' needs and our long-term business success. We therefore invest in our employees by providing them with diverse learning opportunities, fostering internal mobility and creating a rewarding work environment. Having regular dialogue with employees helps ensure that we understand their needs.

Our senior leaders regularly update employees on our business strategy, priorities and policies, as well as people management topics such as goal setting, compensation, training, internal mobility, career development, new technologies, and risk and compliance topics. We use a variety of communication channels and events to ensure our employees are aligned with our corporate culture and the firm’s three keys – the Pillars, Principles and Behaviors. We promote collaboration and efficiency efforts such as our Group Franchise Awards program, gender representation initiatives like UBS Career Comeback, and we have an ongoing focus on culture-building topics like inclusive leadership. We also support the global philanthropic projects managed by the UBS Optimus Foundation. On a regional and divisional basis, we celebrate and support involvement in our community engagement and employee volunteering activities. We interact with employees through a number of news and information channels such as our intranet, UBS Connections (our internal social network), UBS TV and a number of other interactive help and information sites.

Direct communication with employees also takes place through individual and team meetings, emails, all-staff sessions and the firm’s Quality Feedback system (see page 29). In 2019, employees in all businesses and regions attended numerous town halls and small group meetings to discuss relevant issues directly with senior management. For example, regular “Ask the CEO” events allowed all employees globally to learn about (and ask questions on) topics such as the firm’s strategy and direction. These events are attended in person by local employees and broadcast live (and via replay) on UBS TV. Additionally, an "Ask the GEB" event was held in New York in December 2019.

We want our employees to be engaged and share their views and have ample opportunities to influence the firm’s future. We therefore regularly survey all our permanent employees to capture feedback on how we are doing as a firm, and we use that feedback to improve as an organization. As such, in 2019, all employees were asked to participate in a global survey, and 83% did. We particularly wanted to know whether our firm’s principles and behaviors are being lived up to, how effective our line managers are and whether we are providing a positive and empowering work environment. This year, 78% of participating employees indicated high levels of engagement, 79% agreed that their line manager(s) are effective, and 81% recognized our positive work environment. All of these results are above the financial services industry norm.

Employees were informed of the Group-wide survey results, as well as divisional, regional and business area results, as applicable. Each year's data is analyzed and leveraged in future culture-building initiatives, as it is our ongoing ambition to have a highly motivated workforce that models integrity, collaboration and challenge in its daily work. We strive to be the clear employer of choice in the financial services industry and maintain overall engagement ratings in the top quartile; both ambitions have been achieved in 2019.

Our employee networks, which are sponsored by business leaders, are foundational to strengthening our culture. They help employees build cross-business relationships and support an open and inclusive workplace. In 2019, we sponsored 43 employee networks globally, including ones focused on topics around culture, gender, ethnicity, family, mental health,
Pride / LGBTQ, disability and veterans. Of particular note, our disability-focused networks in the US, UK, Switzerland and Asia Pacific raise awareness of visible and invisible disabilities in the workplace, as well as our management’s active support for hiring, developing and retaining employees with disabilities across the firm. Our women's networks in locations around the globe promote personal and professional development through networking, mentoring and education.

Employee representation

As a responsible employer, we maintain an open discourse with our formal employee representation groups. We have two pan-European forums – the UBS Employee Forum (which is our European Works Council) and the UBS Europe SE Works Council. These groups represent 17 countries and consider issues that may affect our performance, operations or prospects. Local and regional work councils, like the Employee Representation Committee in Switzerland, discuss topics such as business transfers, pensions, workplace conditions, health and safety, and redundancies. Collectively, these groups represent approximately 49% of our global workforce.

→   Find out more about topics of interest to employees and potential employees at www.ubs.com/employees  or www.ubs.com/careers

Managing our global workforce

Our employees’ skills, experience and commitment are key to delivering on our business strategy. Our human resources strategy therefore seeks to attract, develop and retain employees who have the diverse backgrounds and capabilities to advise our clients, develop new products, manage risk and adapt to evolving business trends and regulations. We invest in our employees, for example, through a comprehensive learning platform and career development programs, and we promote initiatives to build engagement and a cohesive, collaborative culture.

Further increasing the diversity of our workforce and ensuring an inclusive workplace is vital to our business success. In our experience, diverse teams better understand and relate to our equally diverse clients’ needs. Likewise, diversity of thought, opinion and experience helps us make better decisions and drives innovation, while an inclusive work environment attracts high-quality people and makes the firm a better place to work. Our human resources policies and procedures underscore our commitment to a diverse and inclusive workplace, with equal opportunities for all employees and a strong commitment to equal pay that is embedded in all our management processes.

We offer competitive benefits to all employees, including insurance, pension, retirement and personal leave, aligned with local market practices and focused on employee wellbeing. These benefits often go beyond legal requirements or market practice, and we regularly review them to ensure they meet our employees’ needs. When it comes to mental wellbeing we enable employees to build their careers while managing personal commitments. A wide range of resources are available to help employees navigate work-life issues and personal challenges. We support flexible working arrangements including telecommuting, working from home, part-time roles, job sharing and partial retirement.

Our Employee Assistance Programs offer support and counseling for challenges such as illness, conflict, bereavement, psychological health and elderly care. In the UK, for instance, we promoted World Mental Health Day in October with the launch of Mental Health Champions, made up of UBS volunteers accredited with specialist training by Mental Health First Aid England. While these volunteers are not therapists or counselors, they are trained to listen, reassure and respond in addition to being a point of contact for any UBS employee who may be experiencing a mental health issue or any type of emotional distress. We have also added a variety of new learning opportunities focused on health and wellbeing to our UBS University offering.

At UBS, all new parents can take paid time off after the birth or adoption of a child. Our parental leave policies meet the legal standards in all locations and exceed them in most. For example, in the US, our gender-neutral Child Care Leave policy enables the primary caregiver to take up to 20 weeks of paid leave during the period immediately following the birth, adoption or foster care placement of the employee's (or partner’s) child. In Switzerland, new fathers can take up to 10 days of paid paternity leave within the first year. In addition, they can either take up to 30 calendar days of unpaid leave or reduce their level of employment to 80% for up to six months.

In the US, just as we help our clients, our goal is to also help our employees make informed decisions so they can feel confident about their financial situation. That is why we have partnered with UBS Financial Wellness and from January 2020, employees will have access to educational content, digital tools and licensed Financial Wellness Advisors who can assist and guide them on their unique financial journey. UBS Financial Wellness strives to deliver education on a myriad of topics including budgeting, savings, debt management, insurance protection, big purchases, life changes, retirement planning, investing basics, estate planning and more.

We offer redeployment and outplacement initiatives to help employees find new roles, and we have clear policies and processes for handling redundancies. As an example, when job losses occur in the Swiss labor market due to restructuring, we offer affected employees access to our COACH process. This process supports employees in finding a new position internally or externally.

Our Code of Conduct and Ethics is the basis for all human resource policies, guidelines and procedures. It includes a commitment to the health and safety of employees and external staff.

→   Refer to the Health and Safety statement in the Appendix 1 for more information

→   Refer to the UBS in society constitutional document in the Appendix 1 for more information

Our strategy, business model and environment (section from the UBS 2019 Annual Report)
How we create value for our stakeholders

Our 2019 workforce at a glance1

We report in depth on our global workforce to give stakeholders a clear picture of our management philosophy and priorities. Our reporting covers key statistics relevant to full- and part-time employees, as well as relevant data about external staff. Both groups rely on us to provide a safe, respectful and collaborative workplace.

As of 31 December 2019, we had 68,601 employees (full-time equivalents / FTEs), 1,713 FTEs more than in 2018. This included Swiss apprentices on three-year limited contracts who received benefits equivalent to permanent employees.

A total of 16,408 external staff for core business services were active at the end of 2019, primarily in technology and operations roles. This included 2,215 FTEs employed through third parties on short-term contracts to fill positions on an interim basis. Additionally, a total of 11,647 external staff for non-core business services were active at the end of 2019, primarily in premises-related roles.

Also of note:

–   Our workforce in 2019 was 39% female and 61% male; 25% of senior managers who reported to GEB members were female.

–   Switzerland was our largest cross-border importer of employees from other countries; China was our largest cross-border exporter of employees.

–   1,125 employees changed business divisions in 2019; 499 changed regions.

–   Employees are asked to record their absences due to illness or accident in our self-service human resources tool. In 2019, our global workforce recorded an absentee rate of 1.7% of total scheduled days.

Our workforce by the numbers

To give the most accurate view of our global workforce, human resources reporting considers a person (working full time or part time) as one headcount. This accounts for the total UBS employee number of 69,966 as of 31 December 2019 (versus 68,338 as of 31 December 2018). These numbers exclude staff from UBS Card Center, Hotel Seepark Thun and Wolfsberg. The following tables are all reported on this basis, unless otherwise specified. The percentages in the tables may not total 100 due to rounding.

1  All data was calculated on/as of 31 December 2019, unless otherwise noted.

UBS employees: full-time and part-time employees

Employees: full time / part time
	31.12.19		31.12.18
	Number	%	Number	%
Male
Full Time	41,324	96%	40,298	96%
Part Time	1,506	4%	1,473	4%
Total	42,830	100%	41,771	100%

Female
Full Time	23,364	86%	22,800	86%
Part Time	3,772	14%	3,767	14%
Total	27,136	100%	26,567	100%
Grand Total	69,966		68,338

UBS employees: permanent and “limited employment period” employees (by gender and by region)

Employees: employment term / region
	31.12.19		31.12.18
	Number	%	Number	%
Americas
Permanent	21,288	100%	21,563	100%
Limited Term	0	0%	0	0%
Total	21,288	100%	21,563	100%

APAC
Permanent	13,944	100%	12,095	100%
Limited Term	11	0%	38	0%
Total	13,955	100%	12,133	100%

EMEA (excluding Switzerland)
Permanent	13,259	100%	12,960	100%
Limited Term	1	0%	0	0%
Total	13,260	100%	12,960	100%

Switzerland
Permanent	20,296	95%	20,466	94%
Limited Term	1,167	5%	1,216	6%
Total	21,463	100%	21,682	100%
Grand Total	69,966		68,338

Employees: employment term / gender
	31.12.19		31.12.18
	Number	%	Number	%
Male
Permanent	42,160	98%	41,050	98%
Limited Term	670	2%	721	2%
Total	42,830	100%	41,771	100%

Female
Permanent	26,627	98%	26,034	98%
Limited Term	509	2%	533	2%
Total	27,136	100%	26,567	100%
Grand Total	69,966		68,338

Our strategy, business model and environment (section from the UBS 2019 Annual Report)
How we create value for our stakeholders

UBS employees: external hires

External hires by age group
	31.12.19		31.12.18
	Number	%	Number	%
Under 30	4,676	46%	5,723	43%
Between 30 and 50	4,985	50%	6,928	52%
Over 50	419	4%	598	5%
Total external hires	10,080	100%	13,249	100%

External hires by gender
	31.12.19		31.12.18
	Number	%	Number	%
Male	6,073	60%	8,143	61%
Female	4,007	40%	5,106	39%
Total external hires	10,080	100%	13,249	100%

External hires by region
	31.12.19		31.12.18
	Number	%	Number	%
Americas	2,328	23%	2,959	22%
APAC	3,620	36%	4,207	32%
EMEA (excluding Switzerland)	1,998	20%	3,062	23%
Switzerland	2,134	21%	3,021	23%
Total external hires	10,080	100%	13,249	100%

UBS employees: employee turnover

Turnover by age group
	31.12.19	31.12.18
	%	%
Under 30	19%	18%
Between 30 and 50	11%	11%
Over 50	10%	9%
Overall turnover	12%	12%

Turnover by gender
	31.12.19	31.12.18
		%
Male	12%	12%
Female	13%	12%
Overall turnover	12%	12%

Turnover by region
	31.12.19	31.12.18
	%	%
Americas	12%	11%
APAC	14%	14%
EMEA (excluding Switzerland)	13%	13%
Switzerland	11%	11%
Overall turnover	12%	12%

Note: The turnover rate is calculated by dividing the number of employees (in FTE) who left by the average number of employees (in FTE) over the full year period.

UBS employees: age group

Employees by age group
	31.12.19	31.12.18
	%	%
Under 30	19%	20%
Between 30 and 50	60%	59%
Over 50	21%	21%
Total	100%	100%

Our strategy, business model and environment (section from the UBS 2019 Annual Report)
How we create value for our stakeholders

UBS employees: employee category (rank group)

Distribution by employee category and gender
	31.12.19		31.12.18
	Number	%	Number	%
Officers (Director and above)
Male	18,425	75%	18,513	75%
Female	6,223	25%	6,079	25%
Total	24,648	100%	24,592	100%

Officers (other officers)
Male	16,447	61%	15,464	61%
Female	10,583	39%	10,060	39%
Total	27,030	100%	25,524	100%

Employee rank
Male	7,958	44%	7,794	43%
Female	10,330	56%	10,428	57%
Total	18,288	100%	18,222	100%
Grand Total	69,966		68,338

Distribution by employee category and age group
	31.12.19		31.12.18
	Number	%	Number	%
Officers (Director and above)
Under 30	143	1%	126	1%
Between 30 and 50	16,402	67%	16,774	68%
Over 50	8,103	33%	7,692	31%
Total	24,648	100%	24,592	100%

Officers (other officers)
Under 30	4,075	15%	3,951	15%
Between 30 and 50	18,801	70%	17,507	69%
Over 50	4,154	15%	4,066	16%
Total	27,030	100%	25,524	100%

Employee rank
Under 30	9,287	51%	9,253	51%
Between 30 and 50	6,369	35%	6,231	34%
Over 50	2,632	14%	2,738	15%
Total	18,288	100%	18,222	100%
Grand Total	69,966		68,338

UBS employees: average training days (gender)

Training by gender
	Average training days
	31.12.19	31.12.18
Female	2.16	1.83
Male	2.12	1.71
Total average training days	2.14	1.76

UBS employees: average training days (rank group)

Training by rank group
	Average training days
	31.12.19	31.12.18
Officers (Director and above)	2.36	1.88
Officers (other officers)	2.02	1.61
Employee rank	2.01	1.80
Total average training days	2.14	1.76

Note: Employee development activities include on-the-job experience and internal mobility (changing roles within the firm), exposure to senior leaders, new teams and experiences (e.g., through networking and mentoring) and education (both voluntary and required). Experience and exposure generally account for approximately 90% of an employee’s development activities. It is also important to note that in 2018 and 2019, our in-house university revamped its offering to better prepare for future global trends and enable employees to choose the depth of learning to meet their voluntary learning goals based on their needs. We also increased the efficiency of mandatory trainings in both 2018 and 2019.

UBS employees: parental leave taken

Parental leave taken (by gender)
	2019	2018
Male	2,557	2,196
Female	3,439	2,951
Total number of employees	5,996	5,147

All employees are entitled to take parental leave as indicated in the respective local human resources policies. This table shows number of employees who took parental leave as recorded in the UBS HRi system; data aggregation is subject to limitations such as the disparate definitions and permutations of parental leave across the firm and the various leave and absence tools used in the 50+ countries in which we operate.

Our strategy, business model and environment (section from the UBS 2019 Annual Report)
How we create value for our stakeholders

Society

As expressed in the 17 United Nations Sustainable Development Goals (the SDGs), the world faces enormous societal and environmental challenges. We recognize that it is important to understand these challenges, as well as the opportunities arising from them, to consider their relevance to UBS and to identify potential actions our firm may need to take.

As the world’s largest truly global wealth manager, we have a responsibility to take a leading role in shaping a positive future, for everyone, including the generations to come.

Code of Conduct and Ethics

In our Code of Conduct and Ethics (the Code), the Board of Directors and the Group Executive Board set out the principles and practices that define our ethical standards and the way we do business. These principles apply to all aspects of our business.

All employees must confirm annually that they have read and will adhere to the Code and other key policies, supporting a culture where ethical and responsible behavior is part of our everyday operations.

In the Code, we make a commitment to integrating financial and societal performance for the mutual benefit of our clients and our firm – and that we are constantly looking for better ways to do business in an environmentally sound and socially responsible manner.

→   Refer to the Code of Conduct and Ethics of UBS, available at www.ubs.com/code, for more information

Engaging with society

We engage with representatives of wider society on a regular basis and on a wide range of topics. This engagement yields important information about society’s expectations and concerns and makes a critical contribution to our understanding and management of issues with potential (positive and negative) relevance to our firm – and to society. By actively fostering such interactions, we are in a position to address expectations and concerns in an informed and effective manner.

UBS in society

UBS in  society  is  a  dedicated  organization  within  the  firm,  focused on maximizing our positive effect and minimizing any negative effects UBS has on society and the environment. It covers all of the activities and capabilities related to sustainable finance (including sustainable investing), philanthropy, environmental, climate and human rights policies governing client and supplier relationships, our environmental footprint, human resources, and community investment. It is through this cross-divisional organization that we leverage our expertise across all of these areas to drive sustainable performance. UBS in society is committed to making UBS a force for driving positive change in society and the environment.

The activities  driven  by  UBS  in  society  are  overseen,  at  the  highest  level  of  our  firm,  by  our  Board  of  Directors’  Corporate  Culture  and  Responsibility  Committee  (the CCRC). The Group CEO supervises the execution of the UBS in society strategy and annual objectives and informs the Group Executive Board and CCRC about UBS in society updates as appropriate. Reporting to the Group CEO,  the  Head  UBS  in  society  is  UBS’s  senior-level  representative  for  sustainability issues and, on behalf of the Group CEO, proposes the UBS in society strategy and annual objectives to the CCRC for approval.

→   Refer  to “Board  of  Directors” in  the “Corporate  governance”  section  of  this  report  for  more  information  about  the  CCRC

Driving change in finance

As a major financial institution, we are conscious that the activities and decisions of our clients can have a substantial impact on society. It is for that reason that we strive to incorporate environmental, social and governance (ESG) impacts into the products and services we provide to clients and partner with them to help mobilize capital toward the achievement of the SDGs and the orderly transition to a low-carbon economy.

We know that ESG topics are increasingly important to our clients. That is why we have dedicated a separate section in this report to highlight our commitment to serving the growing sustainable finance needs and expectations of our clients, and to the key activities associated with our commitment.

→      Refer to “Our focus on ESG” in this section  for more information

Driving change in philanthropy

We believe our clients can make a meaningful, and measurable, difference for their chosen causes with advice from our philanthropy experts and the more than 200 global programs that have been carefully selected through our UBS Optimus Foundation. We increase social impact by combining our expertise with capital and networks. Through our Philanthropy Services platform, we offer clients unique access to social and financial innovation and philanthropic advice, as well as tailored program design, co-funding and co-development opportunities.

→   Refer to www.ubs.com/optimus  for more information

Driving change in communities

We recognize that our firm’s long-term success depends on the health and prosperity of the communities of which we are a part. We seek to redress disadvantages through long-term investments in education and entrepreneurship. We provide strategic financial commitments and targeted employee volunteering to drive impact across a number of the SDGs.

→   Refer  to the “Driving change in communities”  section in  the  Sustainability Report 2019, available from 5 March 2020 under “Annual reporting” at www.ubs.com/investors  for  more  information

Driving change in business

We view the proper, firm-wide management of our firm’s own environmental footprint and our supply chain as important proof of how we do business in a sustainable manner for the benefit of society.

This is equally true of our comprehensive environmental and social risk management and framework that governs client and vendor relationships and is applied firm-wide to all activities. We have set environmental and social risk standards pertaining to environmental and human rights topics in product development, investments, financing and supply chain management. We have identified certain controversial activities that we will not engage in at all, or only under stringent criteria. As part of this process, we engage with clients and vendors to better understand their processes and policies, and to explore how any environmental and social risks may be mitigated.

We have set ambitious targets relating to our use of energy, water and paper, as well as to our travel and the amount of waste we produce, and we aim to increase the awareness of environmental and social matters among our employees and foster a long-term sustainable mindset in all our activities. In 2019, the year in which we celebrated 20 years since becoming the first bank to gain global environmental management system certification (ISO 14001), we ran major campaigns on key environmental themes.

Our campaigns demonstrate our strong commitment to reducing UBS’s environmental footprint and further raising our employees’ awareness of key environmental challenges. The “Go drastic. Cut the plastic.” global campaign, which was launched in July 2019, aims at encouraging behavioral change to help tackle, reduce and phase out single-use plastic items across our firm. In October, we held our first Zero Waste Day at 22 sites across the globe, which featured numerous sustainability-themed activities. Additionally, at five major offices across the globe, we hosted events featuring subject matter experts talking about their life’s work and passion, including speakers from innovative companies.

→   Refer to the Sustainability Report 2019, available from 5 March 2020 under “Annual reporting” at www.ubs.com/investors, for full descriptions of our environmental management, our responsible supply chain management and our environmental and social risk management and framework

Reporting to our stakeholders on our sustainability strategy and activities

Information about all our sustainability efforts and commitments is provided in the UBS Sustainability Report,1 available under “Annual reporting” at www.ubs.com/investors.  The content of the Sustainability Report has been prepared in accordance with the Global Reporting Initiative (GRI) Standards (“comprehensive” option) and with the German rules implementing the EU directive on disclosure of non-financial and diversity information (2014/95/EU). Our reporting on sustainability has been reviewed on a limited assurance basis by Ernst & Young Ltd against the GRI Standards. Our Sustainability Report 2019 also includes our full climate disclosure, which we have been aligning with the recommendations provided by the Financial Stability Board’s Task Force on Climate-related Financial Disclosures since their introduction in 2017.

1 The UBS Sustainability Report is available from 5 March 2020, and is not deemed incorporated by reference into the SEC Form 20-F filing.

Our strategy, business model and environment (section from the UBS 2019 Annual Report)
How we create value for our stakeholders

Aims and progress

We work with a long-term focus on providing appropriate returns to all of our stakeholders in a responsible manner. To underline our commitment, we provide transparent goals and report on progress made against them wherever possible. In 2019, we made good progress in delivering against the Group’s aims.

We aim to be / Our key goals[1]	Our progress
A leader in sustainable finance across all client segments
2017–2020 – Double the penetration of core SI assets from 5.6% (USD 182 billion) of total invested assets[2]	– Achieved our goal one year early, reaching USD 488.5 billion in core SI assets representing 13.5% of total invested assets[2,3]
2016–2021 – Direct at least USD 5 billion of client assets into SDG-related impact investments	– USD 3.9 billion of client assets directed into SDG-related impact investments[4]
A recognized innovator and thought leader in philanthropy
2017–2020 – Achieve 40% of employees volunteering with 40% of volunteer hours being skills based – Increase donations to UBS Optimus Foundation to CHF 100 million in 2020

–     38% of global workforce volunteered and 48% of volunteer hours were skills based[5]

–     UBS Optimus Foundation: USD 89.5 million (CHF 86.9 million) in donations raised; USD 109.5 million (CHF 106.3 million) in grants approved

2020–2025

–     Support 1 million young people and adults (“beneficiaries”) to learn and develop skills for employment, decent jobs and entrepreneurship through our community investment activities

–     Improve the lives of 5 million children globally by engaging at least 1,000 clients in UBS Optimus Foundation’s collective giving platforms

– Progress against these goals will be reported for the financial year 2020 onward
An industry leader in sustainable business practices
– Retain favorable positions in key ESG ratings

–     Maintained leadership position (Dow Jones Sustainability Indices / DJSI)

–     AA rating maintained (MSCI ESG Research)

–     Industry leader rank maintained (Sustainalytics)

–     A–  rating and included in Leadership band (CDP)

2017–2022 – Implement the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD)	– First TCFD reporting introduced for the financial year 2017, continuous improvements ever since
2019–2024 – Implement the requirements of the Principles for Responsible Banking (PRB)	– Among the founding signatories of the PRB (September 2019)
An employer of choice
– Being recognized as one of the world’s most attractive employers in key ratings and rankings

–     Included in Global Universum ranking of Top 50 World’s Most Attractive Employers

–     Peer-leading position in human resources elements of DJSI

–     Score above financial services norm in employee engagement and work environment (based on employee survey results)

–     Recognized by Bloomberg Gender-Equality Index

1 Refer to the UBS in society constitutional document (in the Sustainability Report 2019) for  more  information about all aims. Goals are to be achieved by the end of the target year.    2  Core SI are SI products that involve a strict and diligent asset selection process through either exclusions (of companies / sectors from the portfolio where the companies are not aligned to an investor’s values) or positive selections (such as best-in-class, thematic or ESG integration and impact investing). Refer to the “Core sustainable investments” table in “Our focus on ESG” in this section.    3  The increase in core SI assets was mainly driven by the ESG integration strategy of Asset Management. Refer to the “Core sustainable investments” table in “Our focus on ESG” in this section.    4  Strategies where the investment has the intention of generating measurable environmental and social impact alongside a financial return.    5 Refer to the “Driving change in communities” section in the Sustainability Report 2019.

Stakeholder relations (additional information)

Governments and regulators

Financial market stability is largely dependent on the overall economic, regulatory and political environment and the conduct of the firms within the sector. We actively participate in political discussions to share our expertise on proposed regulatory and supervisory changes. The regime set out by the post-2008 regulatory reform agenda is now largely completed with focus shifting to final national implementation of key prudential rules such as the Basel III standards.

With regard to corporate responsibility and sustainability issues, we actively participated in governmental discussions concerning the implementation of commitments made at the Paris Climate Change Conference and in the United Nations Sustainable Development Goals. In addition, we contribute to the Task Force on Climate-related Financial Disclosures (TCFD). On a regional basis, we contribute to various fora to engage with policymakers on the European Commission’s Sustainable Finance Action Plan. In our home country Switzerland, we continue to actively contribute to pertinent sustainability discussions with various government bodies. We also contribute our experience and knowledge to supervisors in their efforts to further thinking on new topics, such as the appropriate regulatory environment for digital finance and the financial risks of climate change.

→   Refer to UBS’s quarterly reports and annual reports available at www.ubs.com/investors  for more information on regulatory topics

Politicians and political parties

We maintain a regular dialogue with politicians globally and strive to establish long-term relationships with political representatives.

We comply with legal requirements on disclosing political donations, as applicable in the relevant jurisdictions. Outside of Switzerland, we do not provide financial support to political parties. In the US, eligible employees may make financial contributions through a federal Political Action Committee (PAC), the UBS Americas Fund for Better Government. The PAC makes contributions to federal candidates. These employee contributions do not constitute political donations by UBS.

Support of the Swiss militia system

Swiss citizens actively and voluntarily engage in political institutions at all three levels of the Swiss state (federal, cantonal and local) as public officials (e.g., members of parliament, members of commissions and executive mandates), while they continue to pursue other professional activities. This arrangement – citizens taking on public tasks and mandates on a part-time basis – is referred to as the militia system.

In this system, members of parliament in Switzerland are (usually) not professional politicians and political parties do not receive state funding. It is for this reason that we view the support of the militia system as a crucial component of our societal responsibility in our home market. In recognition of the vital function of Switzerland’s political parties, we provided a total of CHF 1 million to political parties in 2019 as a contribution to their operational costs. Financial contributions are calculated based on the number of parliamentary seats the respective party holds at the federal and cantonal level. Swiss parties are eligible to apply for a financial contribution if they commit to free competition, the market economy and to the Swiss financial center. They should also have a national focus and either form a parliamentary group in the federal parliament or be represented in at least one cantonal government. We view our contribution to political parties in Switzerland as a long-term commitment, which is, however, subject to regular reviews.

Annual political forum for employees who hold elected public office in Switzerland

We expressly support the political involvement of our employees. About 250 employees currently hold political office at the federal, cantonal and local level. If necessary, employees may spend a certain amount of their working time on their public duties. We organize an annual political forum at which senior management and political office holders discuss topics of relevance to UBS in Switzerland.

→   Refer to www.ubs.com/gov  for more information on governmental topics pertaining to Switzerland

Peers

We actively engage in regular discussions on corporate responsibility and sustainability issues with specialists in peer banks, and more widely through trade bodies and associations. Sharing experiences and assessments of corporate responsibility and sustainability issues helps us to compare and improve our strategy, approach and tools.

We are a founding member of the Wolfsberg Group, an association of global banks that aims to develop financial services industry standards regarding anti-money laundering, Know Your Client and counter-terrorist financing policies. Meeting regularly, the Wolfsberg Group also works closely with the Financial Action Task Force.

With regards to climate risk, UBS is cooperating on two fronts. Firstly, we are part of the United Nations Environment Programme Finance Initiative (UNEP FI) TCFD working group for banks to refine methodologies, scenarios and data sources to assess climate-related financial risk in loan portfolios and secondly, we are pilot-testing the Paris Agreement Capital Transition Assessment (PACTA) to shape the development of methodologies and study the alignment of corporate lending portfolios with the Paris Agreement benchmarks.

In 2011, we were a driving force behind the establishment of the Thun Group of Banks. The group has published two papers that propose a framework to help identify key challenges and best practice examples for the banking sector’s implementation of the UN Guiding Principles on Business and Human Rights. The Thun Group maintains regular discussions, both in calls and in annual meetings at the UBS Conference Center in Thun, Switzerland.

Our strategy, business model and environment (section from the UBS 2019 Annual Report)
How we create value for our stakeholders

Communities

At UBS, we recognize that our long-term success depends on the health and prosperity of the communities that we are a part of. Our approach is to build sustainable and successful partnerships with non-profit organizations and social enterprises to help our contributions have a lasting impact. Our Community Affairs programs seek to overcome disadvantage through long-term investment in education and entrepreneurship in the communities within which we operate.

Through local execution and partnerships, which operate under a global framework and with coordination across regions, we endeavor to deliver business and community impact by identifying innovative and high-quality programs that are aligned to the business. We provide focused financial and human support, including skills-based employee volunteering programs and client participation where appropriate. We are an active member of the London Benchmarking Group, an internationally recognized standard for measuring corporate community investment.

→   Refer to the “Driving change in communities“ section for further information and data of relevance to the communities we do business in

Vendors

In 2019, we spent USD 9.01 billion on a broad range of products and services. A large proportion of this expenditure comprises real estate, outsourcing, IT as well as consultancy and legal fees. Our sourcing and procurement services are provided by an external company, Chain IQ, which applies our responsible supply chain management (RSCM) framework and processes. The experienced procurement and sourcing specialists at Chain IQ perform vendor due diligence and establish remediation measures, supported by a centralized team of experts within UBS.

We aim to ensure that our social and environmental values are being followed throughout the supply chain. A firm-wide RSCM guideline provides systematic assistance on identifying, assessing and monitoring vendor practices in the areas of human and labor rights, environmental protection and anti-corruption. A central component of this guideline is the UBS Responsible Supply Chain Standard, to which our direct vendors are normally bound by contract. We expect our vendors to apply these same standards to relationships with their vendors.

→   Refer to “Responsible supply chain management“ in the “Driving change in business” section for more information

Non-governmental organizations

We regularly interact with non-governmental organizations (NGOs) and appreciate their input and insight, as it helps us consider our approach to, and understanding of, societal issues and concerns.

NGOs have long established themselves as critical watchdogs of companies, both scrutinizing and challenging how we address a broad range of environmental, social and human rights concerns. In 2019, discussions with NGOs were particularly focused on climate change (notably on fossil fuels). Other topics discussed included sustainable finance and human rights.

Media

Our media teams maintain direct and long-term relations with media representatives across all our business regions and provide them with timely information on a wide range of global, regional and local topics. Senior management (at the Board of Directors and Group Executive Board level) also regularly provide accounts to journalists, predominantly through interviews. In addition to interviews at our corporate events (i.e., via quarterly and annual reporting and at the Annual General Meeting), senior management conducted many other interviews in 2019.

We also communicated with media representatives – through interviews or background talks – on a broad range of corporate responsibility and sustainability topics such as climate change, human rights and environmental and social risks in general.

→   Refer to www.ubs.com/media  for further information on UBS media relations

Our governance and principles

Our firm’s societal and corporate culture activities are overseen at the highest level of our firm and are founded in our Principles and Behaviors.

Sustainability governance

The Board of Directors (the BoD) of UBS Group AG decides on the strategy of the Group upon recommendation by the Group Chief Executive Officer (the Group CEO) and is responsible for the overall direction, supervision and control of the Group and its management, as well as for supervising compliance with applicable laws, rules and regulations. The BoD exercises oversight over UBS Group AG and its subsidiaries and is responsible for establishing a clear Group governance framework to provide effective steering and supervision of the Group, taking into account the material risks to which UBS Group AG and its subsidiaries are exposed. The BoD has ultimate responsibility for the success of the Group and for delivering sustainable shareholder value within a framework of prudent and effective controls.

The BoD of UBS Group AG is responsible for setting our firm’s values and standards to ensure that the Group’s  obligations to our stakeholders are met. Both the Chairman of the BoD and the Group CEO play a key role in safeguarding our reputation and ensuring we communicate effectively with all our stakeholders.

All BoD committees have responsibilities and authorities of direct relevance to our goal of creating sustainable value. The Governance and Nominating Committee, for instance, supports the BoD in fulfilling its duty to establish best practices in corporate governance across the UBS Group. The Compensation Committee supports the BoD in its duties to set guidelines on compensation and benefits. The Risk Committee oversees and supports the BoD in fulfilling its duty to supervise and set an appropriate risk management and control framework (in the areas of risk management and control, treasury and capital management, as well as balance sheet management).

The Corporate Culture and Responsibility Committee (CCRC) is the body primarily responsible for corporate culture, responsibility and sustainability. The oversight role of the CCRC has been embedded in the Organization Regulations of UBS Group AG.

In view of the many environmental and social challenges globally, as encompassed by the Sustainable Development Goals (SDGs), these topics will continue to increase in relevance for banks. These developments therefore require regular and critical assessment of our policies and practices, based on an accurate monitoring and analysis of societal topics of potential relevance to UBS. This process is the responsibility of a committee at Group Executive Board-level, the Global Environmental and Social Risk (ESR) Committee, which sets the overall risk appetite for the firm and resolves transactional and policy matters relating to environmental and social risks and their associated reputation risks. It is chaired by the Group Chief Risk Officer, who is responsible for the development and implementation of principles and appropriate independent control frameworks for environmental and social risks within UBS.

The GEB oversees our efforts to combat money laundering, corruption and terrorist financing. These efforts are led by a dedicated financial crime team of anti-money laundering compliance experts. The GEB also oversees our approach to diversity and inclusion. Our global head of diversity and inclusion drives a group-wide strategy complemented by divisional and regional initiatives.

→   Refer to the “Sustainability governance” graph below

→   Refer to the Appendix 1  for the CCRC charter and the ESR policy framework

Key policies and guidelines

Code of Conduct and Ethics

The Code of Conduct and Ethics of UBS (the Code) sets out the principles and practices that UBS expects all of its employees and directors to follow both in form and intention. The principles and standards set out in the Code should characterize all of UBS’s business activities and all its dealings with the firm’s stakeholders including clients, colleagues, shareholders, regulators and business partners. It is the basis for all UBS policies, guidelines and statements relating to each of the firm’s employees’ personal commitment to appropriate and responsible corporate behavior.

→   Refer to www.ubs.com/code  and the Appendix1 of this document for the full text of the Code

UBS in society constitutional document

It is our goal to be the financial provider of choice for clients wishing to mobilize capital towards the SDGs and the orderly transition to a low-carbon economy (the Paris Agreement). The UBS in society constitutional document defines the principles and responsibilities for promoting this commitment systematically across all relevant businesses and for implementing the ethical standards defined in the Code  that govern UBS’s interaction with society and the environment.

→   Refer to the Appendix 1 for the full text of the UBS in society constitutional document

Our governance and principles

Policies to combat financial crime

We have developed policies intended to prevent, detect and report money laundering, corruption and terrorist financing. These policies seek to protect the firm and our reputation from those who may be intending to use UBS to legitimize illicit assets.

At UBS, we apply a risk-based approach and have a framework in place to identify and manage potential money laundering risks associated with customers and transactions. With our systematic assessment of money laundering risks we strive to arrive at the appropriate level of initial and ongoing due diligence and monitoring of transactions throughout the course of a relationship. For certain higher risk clients, face-to-face due diligence requirements are mandatory. Our anti-money laundering (AML) policy sets out the processes and risk criteria pertaining to politically exposed persons (PEPs). Global PEP clients are reviewed and reapproved on an annual basis by the responsible member of each divisional Executive Committee.

Our Code focuses on preventing the misuse of the financial system, including in relation to bribery. The specific anti-corruption standards of conduct that apply to all employees are also set out in the Group Policy Against Corruption. The policy sets out our zero-tolerance stance toward corruption and prohibits all forms of bribery by the firm and our employees, including facilitation payments.

Anti-corruption policies and procedures that aim to prevent bribery occurring throughout our operations apply to all business divisions. These policies are derived from the standards set out in the Group Policy Against Corruption and the Group Policy on Gifts and Business Entertainment.

→   Refer to the “Driving change in business” section for more information about how we are combating financial crime

Grievances and whistleblowing protection, policies and procedures

We strive to maintaining high legal, regulatory and ethical standards. We have longstanding procedures in every region to help us resolve employee grievances, and employees are strongly encouraged to speak with their line manager or HR about any concerns.

Our global whistleblowing policy and procedures offer multiple channels (including a whistleblowing and sexual misconduct hotline) for staff to raise concerns about any suspected breaches of laws, regulations, rules or other legal requirements, sexual misconduct or harassment, or any infringement of our Code, policies or professional standards. They may raise concerns openly or anonymously.

Our policies do not tolerate harassment of any kind, including sexual harassment, and our whistleblowing policies, procedures, employee education and awareness materials specifically encourage employees to raise concerns.

As set out in the Code, employees are required to immediately report any potential violations of the Code to their line manager or local compliance officer. Employees may also report them confidentially to their Legal or Compliance teams, or using our whistleblowing procedures. UBS prohibits retaliation against employees for reporting a concern that they reasonably believe constitute a breach or violation of this kind.

→   Refer to “Risk management and control” in the “Risk, treasury and capital management“ section of the UBS Annual Report 2019 for more information

Human Resources policies

Human Resources has global and country-specific policies designed to ensure effective management practices, a strong culture and a safe and respectful working environment. An overarching global employment policy sets the minimum hiring and employment standards for all UBS locations. It provides fair, consistent and transparent treatment for our employees while taking into account local legal requirements, market best practices and shareholders’ interests. This policy is supplemented by Employee Handbooks providing local information and clarification. Along with the individual employment contract / offer letter, Employee Handbooks are the primary source of information for employees on the terms and conditions of employment and human resources programs, policies and procedures applicable to them.

UBS policies and principles pertaining to (political, charitable, sponsorship) contributions

UBS has in place appropriate policies on political donations, which set out the principles (including by referencing UBS’s anti-corruption standards) and approval processes for corporate political donations made on behalf of UBS or its entities and their respective approval processes.

UBS’s community interaction (i.e., charitable contributions and employee volunteering) is guided by a global policy, which governs the responsibilities for Community Affairs activities within UBS and represents the official guidelines for all employees to follow. It defines the governance, principles, responsibilities, focus themes, criteria (including on anti-corruption and anti-bribery), financial planning framework as well as due diligence requirements applicable to all Community Affairs activities and all financial contributions to non-profit organizations and social enterprises made by UBS.

Our sponsorship activities are guided by a group-wide governance document which describes how the UBS policy on brand & marketing should be implemented in sponsorship and events. The document clarifies roles and responsibilities (including as regards anti-corruption and anti-bribery), describes ways of working and is intended to ensure effective and efficient cooperation among the various stakeholders.

Sustainability governance

Corporate Culture and Responsibility Committee

Group CEO

Supervises execution of *UBS in society* strategy and annual objectives. Permanent guest to the Corporate Culture and Responsibility Committee (CCRC).

Global Environmental & Social Risk Committee

Head Sustainable Finance

Ensures that UBS drives innovation and develops expertise and thought leadership on sustainable finance.

Member of the *UBS in society* Steering Committee.

Head UBS in society

UBS's senior level representative for sustainability (including environmental) issues.

Develops *UBS in society* strategy, leads its execution, and submits annual objectives to the Group CEO. Supported by *UBS in society* Executive Committee in this effort.

Chairs *UBS in society* Steering Committee, member of Global ESR Committee, permanent guest to CCRC.

UBS in society Steering Committee

Members are responsible to define and implement sustainability strategy of their business area / function in-line with *UBS in society* strategy.

Our governance and principles

Our climate strategy – taking action towards a low-carbon future

Climate action – a snapshot

Nearly five years have passed since the adoption of the Paris Agreement on Climate Change (the Paris Agreement). Collective progress towards achieving the goals of the Paris Agreement will be assessed in a global stocktake in 2023, acknowledging the
2 °C benchmark and the more recent 1.5 °C limit in global warming urged by the Intergovernmental Panel on Climate Change (IPCC) in its 2018 special report. Achieving the Paris Agreement goals demands unprecedented levels of investment. In terms of the current state of climate action, there is a recognized climate finance gap as well as a Sustainable Development Goals (SDGs) investment gap – to meet the low-carbon transition targets. At the same time, we see a clear investor appetite for directing capital toward a low-carbon future. To support in scaling up collective action, UBS assists private and institutional clients in their desire to invest in accordance with their social and environmental objectives, thus helping to close the gap.

We aspire to drive positive change in society and the environment for future generations. Our climate strategy underlines our commitment to the SDGs on climate action and on affordable and clean energy as well as the Paris Agreement. These key UBS commitments are embedded in the United Nations (UN)-backed Principles for Responsible Banking (PRB). This global framework specifies the role of banks in supporting a sustainable future and scaling up their contribution to the achievement of both the SDGs and the Paris Agreement. UBS became a founding signatory of the PRB in September 2019.

We regularly report on the implementation of our climate strategy and follow the recommendations provided by the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (TCFD). The recommendations call on companies to disclose the impacts of climate change on their businesses. This will allow investors and financial institutions to make better investment decisions with a common set of data to assess the climate-related risks and opportunities of specific companies. We are committed to aligning our climate disclosure within the five-year pathway outlined by the TCFD (until end of 2022) and to collaborating within the industry to close gaps.

We publicly support international, collaborative action against climate change. Our Chairman is a signatory to the European Financial Services Round Table’s statement in support of a strong, ambitious response to climate change. Our Group CEO is a member of the Alliance of CEO Climate Leaders, an informal network of CEOs convened by the World Economic Forum and committed to climate action. Our Head Sustainable Equity Team within UBS Asset Management (AM) is a member of the TCFD.

Our climate-related achievements have been recognized by external experts. For the fifth year running, UBS has been named the best performer in the Diversified Financial Services and Capital Markets Industry of the Dow Jones Sustainability Indices (DJSI), the most widely recognized corporate sustainability rating. CDP, which runs a global disclosure system that enables companies, cities, states and regions to measure and manage their environmental impacts, has awarded UBS with Leadership status and a A- rating on climate change. In 2019, ShareAction, an international organization focused on advancing responsible investment, awarded UBS as the best performing asset manager in climate proxy voting in its report, "Voting matters – Are asset managers using their proxy votes for climate action?"

Climate-related highlights

–   Our climate strategy underlines our commitment to the SDGs on climate action and on affordable and clean energy and supports an orderly transition to a low-carbon economy, as defined by the Paris Agreement.

–   Our exposure to carbon-related assets on our banking balance sheet is low, at 0.8% or USD 1.9 billion as of
31 December 2019, decreasing further from 1.6% at the end of 2018 and 2.8% at the end of 2017.

–   Our climate-related sustainable investments increased to USD 108 billion in 2019 from USD 87.5 billion in 2018.

–   We actively engaged on climate topics with 50 oil & gas and utilities companies, and voted on 44 climate-related shareholder resolutions.

–   We reduced our firm’s greenhouse gas (GHG) footprint by 71% by 2019 compared with 2004 levels. We were awarded top ratings and rankings by external experts; climate industry group leader (Dow Jones Sustainability Indices); Climate A- rating (CDP) and best performing asset manager in proxy voting (ShareAction, 2019).

Climate governance

As embedded in the Organization Regulations of UBS Group AG, the Board of Directors’ (BoD) Corporate Culture and Responsibility Committee (CCRC) oversees our climate strategy. Within the parameters set by the CCRC, the UBS in society Steering  Committee ensures firm-wide execution of the climate strategy while our firm’s climate-related risk appetite is set by the Global Environmental & Social Risk (ESR) Committee. In joint meetings, the CCRC and the BoD’s Risk Committee regularly and critically review the assessments and steps taken by these management bodies towards executing our climate strategy. The CCRC approves UBS’s annual climate-related objectives and oversees the progressive alignment of our climate disclosure with the TCFD recommendations. These annual plans and objectives are managed as part of our ISO 14001-certified environmental management system (EMS) with defined management accountabilities across the firm. The EMS helps us to systematically reduce environmental risks, seize market opportunities and continuously improve our environmental and climate performance  and resource efficiency.

→   Refer to the ”Sustainability governance” graph in this section

Climate strategy

As one of the world’s largest managers of private and institutional wealth, we play an active role in shaping a sustainable future. As with the SDGs, we aim to be a leading financial provider in enabling investors to mobilize private and institutional capital to climate change mitigation and adaptation while supporting the transition to a low-carbon economy. At UBS we see a clear investor appetite for directing capital in climate solutions. We address this by continuously developing our offering in sustainable finance and actively engaging with clients. Our climate strategy supports our clients and our firm preparing for success in an increasingly carbon-constrained world.

We support this goal through our innovative financial product offering and advisory, as well as through embedding climate risk in our firm-wide risk management framework and in our own operations. Our climate strategy focuses on four pillars:

–   Protecting our own assets: We seek to protect our assets by limiting our risk appetite for carbon-related assets and by estimating our firm’s vulnerability to climate-related risks using scenario-based stress testing approaches and other forward-looking portfolio analyses. We have reduced carbon-related assets on our balance sheet to 0.8% or USD 1.9 billion as of 31 December 2019, down from 1.6% at the end of 2018 and 2.8% at the end of 2017.

–   Protecting our clients’ assets: We support our clients’ efforts to assess, manage and protect them from climate-related risks by offering innovative products and services in investment, financing and research. We actively engage on climate topics with companies that we invest in; AM has implemented an engagement program with 50 companies from oil and gas and utilities sectors and we voted on 44 climate-related shareholder resolutions during 2019.

–   Mobilizing private and institutional capital: We mobilize private and institutional capital towards investments facilitating climate change mitigation and adaptation and in supporting the transition to a low-carbon economy as corporate advisor, and/or with our lending capacity. In 2019, our climate-related sustainable investments rose to USD 108 billion from USD 87.5 billion at the end of 2018, and the deal value in equity and debt capital market services, and in financial advisory services, related to climate change mitigation and adaptation, rose to USD 87.2 billion, from USD 56.5 billion in 2018.

–   Reducing our direct climate impact: We continue to reduce our greenhouse gas (GHG) emissions and increase the firm’s share in renewable energy. We have committed to using 100% renewable electricity by mid-2020. This will reduce our firm’s GHG footprint by 75% compared with 2004 levels. At the end of 2019, we had reduced our GHG emissions by 71% compared to baseline year 2004.

→   Refer to “ “Our focus on ESG” in the “How we create value for our stakeholders” section for more information about our sustainable investments

→   Refer to “In-house environmental management“ in the “Driving change in business” section for more information

Our governance and principles

Climate risk management

The physical and transition risks of climate change contribute to a structural change affecting banks and the financial sector at large.  In order to protect our own and our clients’ assets from climate-related risks, we continue to drive the integration of climate-related risk into our standard risk management framework. This framework involves procedures and tools for identifying, assessing and monitoring environmental and social risks in our standard risk, compliance and operations processes. These include client onboarding, transaction due diligence, product development and investment decision processes, own operations, supply chain management and portfolio reviews. These processes are geared toward identifying clients, transactions or suppliers potentially in breach of our standards or otherwise subject to significant environmental and human rights controversies, including climate change.

In 2019, we embedded climate risk into our risk taxonomy and operational risk appetite statement, further reduced our exposure to carbon-related assets and, more broadly, to climate-sensitive sectors. We also refined our ability to estimate the firm’s vulnerability to climate-related risks using forward-looking scenario-based approaches, and revised our standards in the energy and utilities sectors.

→   Refer to the ”Climate-related standards in the energy and utilities sectors” table below

→   Refer to ”Scenario analysis” further  below

1  Greenfield means a new mine / well or an expansion of an existing mine / well which results in a material increase in existing production capacity.

Scenario analysis

We have been using scenario-based approaches since 2014 to assess our exposure to physical and transition risks associated with climate change. We have performed both top-down balance sheet stress testing (across the firm), as well as targeted, bottom-up analysis of specific sector exposures in short, mid-, and long-term horizons. The table below summarizes the UBS scenario assessments performed to date.

1  International Energy Agency (IEA), World Energy Outlook  2   Beyond 2 Degrees Scenario  3    Sustainable Development Scenario   4   New Policies Scenario  5   Current Policies Scenario

Our initial (2014) top-down approach consisted of a scenario-based stress test to assess UBS’s balance sheet vulnerability across the firm. Leveraging our existing firm-wide top-down stress testing methodology, we developed a climate change scenario (which assumes that severe weather events result in governments around the world agreeing to implement carbon pricing mechanisms to assess the impact on financial assets, operational income and physical assets). The scenario anticipated that these mechanisms will prompt a shift away from coal and other fossil fuels to cleaner alternatives and adversely impact markets and gross domestic product. Our subsequent (2015) bottom-up analyses of oil and gas utilities as well as electric utilities loan portfolios consisted of a forward-looking analysis to assess impacts of a long-term low fossil fuel price scenario resulting from policies promoting greater use of renewables, enhancing efficiency standards and limiting emissions. We calculated the impact this scenario would have on company probability of default and aggregated company-level results at the portfolio level to assess changes to expected loss. We also assessed the vulnerability of loan portfolios secured by real estate in Switzerland and the US to physical risk by mapping the location of collateral in over 6,000 postal code areas against Swiss Re’s CatNet tool, which aggregates a large dataset of observed natural hazards such as wildfire, river and pluvial flooding and tropical cyclones.

Our governance and principles

From both top-down and bottom-up approaches, our internal stress tests suggested no immediate threat to UBS’s balance sheet. However, we identified methodological challenges ranging from the suitability of climate scenarios for banking risk modelling to data availability. To address these challenges,
16 banks, including UBS, the UN Environment Programme Finance Initiative (UNEP FI), the Integrated Assessment Modelling Consortium (IAMC), and risk consultancies Oliver Wyman and Acclimatise began a collaboration of several years in 2018. The objective is to develop analytical tools that help banks define and disclose climate-related risks and opportunities as envisioned by the TCFD. This includes developing and further refining scenario-based stress-testing methodologies. Now in its second phase, the UNEP FI TCFD working group for banks has grown to 35 banks and has expanded the development of these analytical tools to include a range of possible scenarios, further advancement on scenario-based stress testing methodologies, and standardization between institutions on what defines climate-sensitive activities. These advancements aim for banks to more robustly identify and disclose exposure to climate-related risks and opportunities.

In addition to the UNEP FI TCFD working group, UBS is one of the pilot banks testing the Paris Agreement Capital Transition Assessment (PACTA). In the context of the PACTA pilot, we studied the alignment of select climate-sensitive sectors in our corporate credit portfolio with Paris Agreement benchmarks. The methodology provides an assessment of a bank’s credit-financed activities in relation to the global shift to a low-carbon economy. For example, the assessment showed that the fuel mix in UBS’ s power utilities credit portfolio, according to the PACTA methodology, is significantly less carbon intensive than the global corporate economy, as of 2019 (see “PACTA methodology for power generation“ further below). However, the limitations of the outputs from this assessment are very similar to the other pilots and we will continue to work on improving methodology, data availability and scenario applicability.

Both pilots promote industry learning and provide guidance for disclosing climate-related risks and opportunities in line with TCFD recommendations. Overall, the results of the 2019 climate risk pilots have confirmed findings from our previous pilot stress tests on climate, which started in 2014: we have so far not identified significant climate-related financial risk on our balance sheet. We explain this by UBS’s relatively small lending book in climate-sensitive-sectors (see “UBS corporate lending to climate-sensitive sectors 2019“ further below) and availability of insurance where we have relevant exposures to such sectors (e.g., Swiss mortgage lending book).

Protecting our clients’ assets

We help our clients assess, manage and protect their assets from climate-related risks by offering innovative products and services in investment, financing and research. AM has developed a suite of products allowing clients to identify the carbon intensity of their investments and/or to align them with the Paris Agreement: In 2017, AM together with the New Employment Savings Trust launched a strategy called Climate Aware with an aim to do more than manage investments based on carbon foot-printing. In 2018, AM followed its successful UK Climate Aware rules-based fund with an Irish-based fund that is available for international investors outside of the UK. The portfolio is oriented towards companies that are better prepared for a low-carbon future while reducing exposure to, rather than excluding, companies with higher carbon risk, in order to pursue strategic engagement with these companies. The strategy involves not only a reduction of the CO2 footprint of the portfolio but also an innovative approach to aligning the portfolio with the 2 °C carbon reduction scenario.

Finally, AM empowers equity portfolio managers to examine the carbon footprint of their portfolios and compare the relative carbon footprints of their company holdings to that of the benchmark.

Engagement

On behalf of clients, AM engages with companies it invests in to discuss approaches to mitigating climate-related risk. AM also actively votes on shareholder resolutions to improve transparency and disclosure around climate-related reporting. Specifically in the context of its Climate Aware fund, AM has implemented an engagement program with 50 oil and gas companies as well as utilities companies underweighted in the fund. Communication with these companies aims at improving their disclosure and performance alignment with the TCFD recommendations. Engagement also makes it possible to share the results of the quantitative and qualitative assessments included in the fund methodology with investee companies. This allows for the verification of company performance with additional information collected before and after meetings. It also means AM can collect feedback, explicitly communicate objectives for change in corporate practices and further enhance the model used to inform the under- / overweights in the strategy.

AM is also involved in Climate Action 100+, a collaborative engagement initiative launched in December 2017. Its aim is to engage with high-level greenhouse gas emitters, and other companies across the global economy, that have significant opportunities to drive the clean energy transition and help achieve the goals of the Paris Agreement. It has the support of 320 investors, representing more than USD 33 trillion of assets under management (at end of 2019). AM is directly involved in 30 coalitions of investors (at the end of 2019) within Climate Action 100+ and leads seven of the company dialogues across regions. Whether AM is a lead or participating investor, it is an active member of these coalitions, providing feedback on the climate change performance of companies, the discussion agenda, engagement goals and the progress of these dialogues.

Opportunities

We mobilize private and institutional capital for investments that facilitate climate change mitigation and adaptation. UBS supports the orderly transition to a low-carbon economy as corporate advisor, and/or with its lending capacity.

As we outlined in our 2020 white paper for the World Economic Forum annual meeting, "Becoming climate aware: Mobilizing capital to help meet climate change goals", we have formulated a Climate Aware framework which helps investors align their portfolios towards a climate-smart future. The framework is built on the methodology which underlies UBS-AM’s Climate Aware strategy. The main characteristics of the framework are:

–   Portfolio mitigation: Lowering investment exposures to carbon risk

–   Portfolio adaptation: Increasing investment exposure to climate-related innovation and solutions

–   Portfolio transition: Aligning portfolios to an investor’s chosen climate glidepath

A Climate Aware framework for investors

Our governance and principles

Portfolio mitigation

Based on our experience, maintaining a balance between required investment returns and minimizing climate risks works most effectively when investors integrate climate change considerations into a diversified portfolio. Similar to ESG integration, this is an important element in understanding the specific effects of climate change. As TCFD has highlighted, these can be viewed as regulatory, market, technology and physical risks. How they play out at the level of markets, industry sectors and individual issuers depends on an interplay of:

–   regulation;

–   commercial considerations;

–   impact of technology on business models, revenues, costs and capital requirements.

Integrating these three aspects puts the focus on the most material issues relating to the reduction of emissions generated by the most carbon-intensive sectors. It also leads to a deeper and more investment-relevant understanding of the physical risks.

Portfolio adaptation

Investing for a low-carbon future hinges on the ability to invest in, and fund, new technologies and solutions. The key investing areas relate to GHG emissions reduction, energy transition, and energy efficiency. They include companies that manufacture and deploy these technologies as well as the infrastructure and services that make these achievable at scale. There are variety of developments in business structure, asset ownership, supply chains and delivery models that may be deployed as part of the climate change transition. It is also important to recognize that there are different kinds of investors that are better-placed for certain kinds of investments. Venture capital, private equity, real estate, public equity and public fixed income all have different appetites for technology risk.

Portfolio transition

It is important for investors to understand the difference between where they are now and the possibilities of the climate transition. Scenario analysis is emerging as a response to the uncertainties of climate change. Engagement, meanwhile, provides an opportunity for investors to encourage good corporate practice and, together with voting, keep management accountable for the actions needed to keep pace with the climate transition. It also allows investors to understand the investment dynamics in individual sectors and countries and determine the overall direction of travel. By applying the tools of scenario analysis and engagement, investors are better able to manage the transition to a climate-smart future.

AM is also a member of the Institutional Investors Group on Climate Change (IIGCC) Climate Action 100+ European Advisory Group, which advocates for the world’s transition to a low-carbon economy.

Our other business divisions also translate this strategic thinking on climate into concrete products and services. UBS offers 100% sustainable discretionary mandates and asset allocation funds based on an innovative dedicated Sustainable Investing Strategic Asset Allocation for private clients in Global Wealth Management (GWM) and Personal & Corporate Banking (P&C). These include an explicit allocation to strategies that aim at mitigating climate change, such as green bonds and thematic investments, but also others that contribute indirectly to climate change mitigation such as Multilateral Development Bank bonds, ESG leaders and ESG improvers. GWM developed a new advisory solution that includes an explicit climate change dimension, allowing clients to tilt their portfolios towards the issues they care about. Ultimately our goal in developing new products and services is to ensure that all material risks and opportunities are addressed, and to allow clients to select sustainable investments aligned to their interests while receiving financial returns in line with traditional investment approaches.

GWM integrates sustainability assessments, focusing on the sustainability intentionality of fund managers, into all fund and ETF onboardings. We have set a target of directing USD 5 billion of client assets by the end of 2021 into new impact investments contributing to the SDGs. These investments include a significant climate component. GWM’s mutual fund and ETF offering includes climate-focused investment strategies, comprising those focused on clean / alternative energy.

We participated in launching, and have an ongoing partnership with, Align17, an independent, third-party digital marketplace. Align17 stands out in connecting a wider range of public, institutional, and private wealth investors with SDG-related investment opportunities. These opportunities are available to qualifying UBS clients and often serve to finance climate-related projects.

Our AM and GWM businesses have in place a comprehensive approach to address environmental, social and corporate governance factors across investment disciplines. For example, sustainability themes are embedded in GWM’s equity research processes, while AM’s Real Estate and Private Markets has developed a Responsible Investment Strategy to enhance investment performance of mandates for direct and indirect real estate and infrastructure investments. The 2019 GRESB (formerly Global Real Estate Sustainability Benchmark) awarded 15 out of 20 of AM’s submitted real estate and infrastructure funds 5-star ratings with the remaining funds achieving a 4-star rating.

Our Investment Bank provides capital-raising and strategic advisory services globally to companies that make a positive contribution to climate change mitigation and adaptation, including those in the solar, wind, hydro, energy efficiency, waste and biofuels, and transport sectors. In 2019, the deal value in equity or debt capital market services, and of financial advisory services, related to climate change mitigation and adaptation, rose to USD 87.2 billion, from USD 56.5 billion in 2018.

We strive to be the preferred strategic financial partner relating to Switzerland’s Energy Strategy 2050. In 2019, P&C supported 12 strategic transactions in support of the strategy. The UBS Clean Energy Infrastructure Switzerland strategy offers institutional investors unprecedented access to a diversified portfolio of Swiss Infrastructure facilities and renewable energy companies. Due to clients’ demand, a successor strategy was launched in September 2017. In our P&C business we have also integrated Sustainable Investing Advisory into the strategic dialogue with our institutional clients.

To support philanthropists entering the climate space, UBS Optimus Foundation and the Climate Leadership Initiative (CLI) have developed four principles for effective climate philanthropy. CLI was created by six of the top climate donors this year with the express goal of making it easier for new philanthropists to learn, become connected to peers and experts and join the fight.

The four principles are Understand Climate Solutions and Impact; Collaborate and Take Action Swiftly; Be Prepared to Stick With It; Marshall All Your Resources.

Climate-related metrics

In 2019, we have again significantly reduced the share of our carbon-related assets to 0.8%, down from 1.6% in 2018 (and 2.8% in 2017). More broadly, our share of exposure to climate-sensitive sectors has reduced in 2019 to 15.5% from 19.6% in 2018 (% of total gross banking exposure across IB and P&C).

Climate-related sustainable investments increased to USD 108 billion, up from USD 87.5 billion in the previous year. At the end of 2019, we had reduced our GHG emissions by 71% compared to baseline year 2004.

Climate-related metrics 2019
	For the year ended			% change from
	31.12.19	31.12.18	31.12.17	31.12.18
Risk management
Identified significant climate-related financial risk on balance sheet[1]	None	None	None
Carbon-related assets (USD bn)[2]	1.9	3.2	5.8	(41)
Proportion of total banking products exposure, gross (%)	0.8	1.6	2.8
Total exposure to climate-sensitive sectors (USD bn)[3]	37.6	38.6	42.6	(3)
Proportion of total banking products exposure, gross (%)	15.5	19.6	20.5
Weighted carbon intensity of the Climate Aware equities strategy (in tons CO2e per million of USD revenue) [4]	74.8	95.6	117.5	(22)
Compared to benchmark (FTSE Developed World Index) (%)	(56.0)	(55.7)	(44.0)
Number of climate-related shareholder resolutions voted upon	44	43	34	2
Proportion of supported climate-related shareholder resolutions (%) [5]	81.8	88.0	82.0

Opportunities
Climate-related sustainable investments (USD bn)[6]	108.0	87.5	74.0	23
Proportion of UBS clients’ total invested assets (%)	3.0	2.8	2.3
Total deal value in equity or debt capital market services related to climate change mitigation and adaptation (CCMA)[7] (USD bn)	52.7	31.6	44.3	67
Total deal value of financial advisory services related to CCMA (USD bn)	34.5	24.9	5.5	39
Number of strategic transactions in support of Switzerland’s Energy Strategy 2050	12	8	4	50

Own operations
GHG footprint (kilotons CO2e)[8]	104	132	148	(21)
Percentage change from baseline 2004 (Target: -75% by 2020) (%)	(71.2)	(63.4)	(59.0)

1 Methodologies for climate-related financial risk are emerging and may change over time, as described earlier under Scenario Analysis.    2  Carbon-related assets exposures are adjusted from previous years' versions to align with IFRS 9: Banking products across Investment Bank and Personal & Corporate Banking. IFRS 9 gross exposure including other financial assets at amortized cost, but excluding cash, receivables from securities financing transactions, cash collateral receivables on derivative instruments, financial assets at FVOCI, irrevocable committed prolongation of existing loans and unconditionally revocable committed credit lines and forward starting reverse repurchase and securities borrowing agreements. As recommended by the TCFD, carbon-related assets are defined as assets tied to the energy and utilities sectors (Global Industry Classification Standard). Non-carbon-related assets, such as renewables, water utilities, and nuclear power are excluded. For grid utilities, the national grid mix is applied.        3 Gross banking products across Investment Bank and Personal & Corporate Banking (IFRS 9).  Climate-sensitive sectors defined as inventory of activities with higher vulnerability to transition and physical climate risks, for more see in-text description.    4  Year-on-year decrease of carbon intensity is mainly driven by higher carbon targets of the investment strategy. Carbon intensity is based on scope 1 and 2 CO2 emissions of investee companies, which often rely on third-party estimates.    5  On all proposals that we supported, we voted against the recommendation provided by the issuer.    6   Invested assets of products such as sustainably managed properties and infrastructure, and renewable energy.    7  Refer to "Calculating and reporting on climate change-related financing and advisory activities" in the Appendix of this document.    8   GHG footprint equals gross GHG emissions minus GHG reductions from renewable energy and GHG offsets (gross GHG emissions include: direct GHG emissions by UBS; indirect GHG emissions associated with the generation of imported / purchased electricity (grid average emission factor), heat or steam and other indirect GHG emissions associated with business travel, paper consumption and waste disposal). A breakdown of our GHG emissions (scope 1, 2, 3) is available in the in-house environmental section in this document.

Our governance and principles

UBS corporate lending to climate-sensitive sectors 2019

UBS is leading an effort, with UNEP FI and peer banks, to define an inventory of climate-sensitive activities based on TCFD, regulators’ and rating agencies’ climate risk definitions. The current inventory is summarized in the table below at the sector level.

UBS corporate lending to climate-sensitive sectors 2019
banking products across Personal & Corporate Banking and the Investment Bank	As of 31.12.19
USD million, except where indicated	Gross exposure[2]	Share of total exposure to all sectors (%)
Climate-sensitive sector [1]
Aerospace and defence [3]	2,115	0.9
Automotive	449	0.2
Chemicals	1,052	0.4
Constructions and materials [4]	3,993	1.6
Food and beverage [5]	2,460	1.0
Industrial Materials [6]	345	0.1
Machinery and equipment [7]	2,576	1.1
Mining [8]	3,000	1.2
Oil and gas [9]	1,415	0.6
Plastic and rubber	356	0.1
Primary materials [10]	332	0.1
Real estate [11]	15,031	6.2
Transportation [12]	3,272	1.3
Utilities [13]	1,186	0.5

Total exposure to climate-sensitive sectors	37,582	15.5
Total exposure to all sectors	242,565	100.0

1 Climate-sensitive sectors defined as inventory of activities with higher vulnerability to transition and physical climate risks, for more see in-text description.    2 Banking products across the Investment Bank and Personal and Corporate banking divisions. IFRS 9 gross exposure including other financial assets at amortized cost, but excluding cash, receivables from securities financing transactions, cash collateral receivables on derivative instruments, financial assets at FVOCI, irrevocable committed prolongation of existing loans and unconditionally revocable committed credit lines and forward starting reverse repurchase and securities borrowing agreements.   3 Of which air transport: USD 1.9 billion   4 Of which construction: USD 3.2 billion, mfg. concrete / cement: USD 0.4 billion   5 Of which food / grain traders / wholesalers: USD 1.4 billion, mfg. food / bev: USD 1.1 billion   6 Of which mfg. iron / steel: USD 0.2 billion, mfg. pulp / paper: USD 0.06 billion   7 Of which mfg. metal products: USD 0.7 billion   8 Of which metal ore traders USD 2.7 billion, coal mining: USD 0.02 billion   9 Of which upstream extraction: USD 1.1 billion, integrated O&G: USD 0.2 billion   10 Of which agriculture-related: USD 0.2 billion, forestry / wood: USD 0.02 billion   11 Of which development / selling real estate: USD 14 billion, agencies: USD 0.8 billion. In addition UBS has loans and advances to customers backed by residential real estate totaling USD 155 billion across Global Wealth Management and Personal & Corporate Banking   12 Of which shipping: USD 0.5 billion, mfg. trains: USD 0.8 billion, logistics / post: USD 0.5 billion   13 Of which prod. / dist. electricity: USD 0.8 billion (for a closer look at the carbon exposure of UBS’s power utilities portfolio, see PACTA graph below), refuse / recycling: USD 0.2 billion, water collection / purification: USD 0.01 billion

PACTA methodology for power generation

In 2019 we further assessed select climate-sensitive sectors using the PACTA methodology. Results on power sector show that the technology mix of UBS’ s power sector corporate lending portfolio is significantly less carbon intensive than the global corporate economy, as of 20191.

UBS corporate lending portfolio technology mix of production against global corporate economy

1 Across the Investment Bank and Personal & Corporate Banking, banking products only. As of 30.9.19, includes clients who are classified as power utilities. The methodology is driven by the 2° Investing Initiative's PACTA pilot.

Our governance and principles

Sustainability-related training and raising awareness

Overview

Throughout the year, we continued training and raising the awareness of employees, including with respect to embracing our Code of Conduct and Ethics (the Code). All employees have to confirm annually that they have read UBS’s key documents and policies, including the Code.

We actively engage in internal and external education and awareness raising on corporate responsibility and sustainability topics and issues. Through induction, education and broader awareness-raising activities, we ensure that our employees understand their responsibilities in complying with our policies and the importance of our societal commitments.

UBS in society

UBS promotes employees’ understanding of the goals and actions of UBS in society through a wide range of training and awareness-raising activities, as well as performance management. For example, in 2019, specialist training program on environmental and human rights topics (including sustainable investing) has been provided to approximately 14,000 employees in front-office and support functions who are dealing directly with the related aspects in every day's business processes. In addition, employee volunteering activities across all regions help raise awareness of UBS in society and our sustainability goals.

General information is published on our intranet and on our UBS in society internet site.

→   Refer to the Appendix 2 for the UBS in society management indicators (including training numbers)

Combating financial crime

All employees are required to complete financial crime training which covers anti-money laundering (AML), sanctions, fraud and anti-corruption. The training is mandatory and must be completed at least on an annual basis.

We regularly update web-based training modules to address compliance issues, including anti-corruption standards. Employees in specific areas also receive targeted training on client-related corruption, including the bank’s own corruption risks in regard to intermediaries, gifts and entertainment or when major new developments require additional training.

→   Refer to “Combating financial crime” in the “Driving change in business“ section for more information about our AML and anti-corruption activities

Sustainable performance and compensation

Total Reward Principles

Our compensation philosophy is to align the interests of our employees with those of our investors and clients, building on our three keys to success – our Pillars, Principles and Behaviors. Our Total Reward Principles establish a framework that balances sustainable performance, supporting our growth ambitions and prudent risk-taking with a focus on conduct and sound risk management practices.

Our compensation structure is aligned with our strategic priorities. It aligns the interests of our employees with those of our stakeholders and encourages our employees to focus on our clients, create sustainable value, deliver on our growth ambitions and achieve the highest standards of performance. Moreover, we reward behaviors that help build and protect the firm’s reputation, specifically integrity, collaboration and challenge. We strive for client focus, excellence and sustainable performance in everything we do. Compensation for each employee is based on individual, team, business division and Group performance, within the context of the markets in which we operate.

Our Total Reward Principles apply to all employees globally. They may vary in certain locations according to local legal requirements and regulations.

Managing a high-performing workforce

Managing our people effectively is vital for our long-term success. As such, our global performance management process evaluates both performance and behavior. This helps us assess how well integrity, collaboration and challenge (the firm’s expected behaviors) are demonstrated in daily business activities. It also makes our management, promotion and reward processes more transparent. For 2019, 99.9% of eligible employees received a performance review.

To help us attract and retain a skilled global workforce, our pay is differentiated by location, rank and role. We pay for performance and are committed to ensuring that all employees are paid fairly, embedding pay equity principles into our compensation policies and practices. We conduct regular internal and external reviews, and we seek to address any unexplained gaps. Certain jurisdictions such as the UK may require specific disclosure on this topic, which we fully adhere to.

ESG in the compensation determination process

ESG (Environmental, Social and Governance) is considered in the compensation determination process in different phases through objective setting, performance award pool funding, performance assessment and compensation decision.

At the beginning of the year, objectives relative to Group, business divisions, Pillars, Principles and Behaviors are set. ESG-related objectives have been embedded in our Pillars and Principles since they were established in 2011. To maintain the focus on these important ESG topics, our Group CEO and other GEB members have specific ESG-aligned goals under Pillars and Principles including governance and risk management, talent management and diversity, client satisfaction and corporate responsibility. These include goals for reducing our carbon footprint and corporate waste, and progressing our philanthropic efforts.

In the performance award pool funding, ESG is reflected through the assessment of risks, such as legal, compliance, reputational and operational risks. Therefore ESG is taken into consideration when the Compensation Committee assesses not only what results were achieved, but also how they were achieved. These achievements versus the ESG-related goals are reflected in the qualitative performance assessment and affect the final compensation decision.

Objectives focusing on our key ESG commitments are also set for managers and employees in pertinent departments or units. Most notably, this includes managers and employees in investment, research and product development, UBS in society, anti-money laundering, human resources, environmental and Community Affairs functions.

Group Executive Board

Annual performance awards for the Group CEO and the other GEB members are based on the GEB compensation determination process and, in aggregate, subject to shareholder approval at the AGM. We assess the GEB members’ performance against a number of financial targets and goals related to Pillars, Principles, and Behaviors. The financial measures for the Group CEO are based on overall Group performance. For the other GEB members, such measures are based on both Group performance and the performance of the relevant business division and/or region; those who lead Group functions are assessed on the performance of the Group and the function they oversee.

The weighting between Group, business division, regional and functional measures varies depending on a GEB member’s role. A significant weight is given to Group measures for all GEB members. The achievements relative to goals related to Pillars and Principles are additional factors for assessing the overall quality and sustainability of the financial results. We have adjusted the metric and goal weightings and enhanced the transparency of the respective disclosure. New for 2019, the financial measures account for 70% of the assessment while Pillars and Principles account for 15% and Behaviors account for the remaining 15%.

Board of Directors

As set out in the Organization Regulations of UBS Group AG, BoD members, as a group, must have the necessary qualifications, skills and diversity to perform all BoD duties In particular, the BoD must together possess financial literacy, experience in banking and risk management, as well as international experience, including experience of international financial matters, and knowledge of the duties of directors.

At least every three years an external assessment of the effectiveness of the BoD is conducted. In each year when there is no independent external assessment, a thorough self-assessment is completed at the level of the BoD, while the committees perform self-assessments every year.

The results of the in-depth external assessment undertaken from end 2018 until May 2019 concluded that the BoD and its committees were operating effectively, in line with best practice and best in class in comparison with leading European peers. The final report did not raise any material issues, but did make a number of recommendations for consideration by the BoD. These led to minor adjustments in the BoD agenda and served as a source for the definition of the BoD’s priorities for 2019/2020. Areas of particular focus for the BoD were strategy, growth and value creation, as well as succession planning. Furthermore, a particular focus remained on the oversight of the regulatory, risk and legal issues as well as on digital transformation. Environment, social and governance topics, in particular sustainability and the continued emphasis on cultural values were other key priorities.

→   Refer to the  “Corporate governance and compensation” section of the UBS Annual Report 2019 and the Organization Regulations of UBS Group AG available at www.ubs.com/governance  for further information

Materiality under GRI Standards

Materiality under GRI Standards

GRI-based materiality assessment

We put great emphasis on learning the views and values of our stakeholders with regard to the business activities of UBS and its role in society. Every year, we conduct a materiality assessment, as defined by the guidelines of the Global Reporting Initiative (GRI), to collect stakeholder views on key topics pertaining to our firm’s economic, social and environmental performance and impacts. Our materiality assessment draws on formal and informal monitoring, from our dialog with stakeholders and from relevant external studies and reports.

Requested and supervised by the Corporate Culture and Responsibility Committee (CCRC), UBS’s comprehensive materiality assessment process is managed by a UBS-internal, cross-business division and cross-regional materiality assessment team. The team consists of a group of experts who – due to their function – deal with stakeholder expectations and concerns on a daily basis. The team is responsible for delivering the outcome of the materiality assessment to the CCRC on an annual basis.

We also regularly invite stakeholders to directly share their views. In 2019, we did so through our biannual online survey that was completed by nearly 3,300 stakeholders, with clients being by far the largest stakeholder group. We plan to undertake a stakeholder survey again in 2021.

UBS materiality matrix 2019

The overall results of the materiality assessment are expressed in the UBS 2019 materiality matrix below. The matrix ranks topics by their relevance to UBS stakeholders and their impact on UBS’s sustainable performance. Sustainable performance, one of UBS’s three principles, signifies our focus on the long term and our efforts to provide consistent returns to our stakeholders.

For the 2018 materiality matrix, we substantially reduced the number of topics, including by subsuming several topics previously listed separately in the matrix (Combating financial crime; Financial stability and resilience; Cyber security; Conduct; Client protection) within the topic of Regulatory compliance and by merging topics. In 2019, we continued with this list of topics. Among the 13 topics, Regulatory compliance continues to be the most material, followed by, as in 2018, Client experience.

Our materiality assessment also included a consultation of internal experts on our firm’s significant economic, environmental and social impacts. We concluded that these impacts are directly reflected in the topics deemed most material in the GRI-based materiality assessment and that they are overwhelmingly concerned with economic impacts. These topics fall within two significant impact areas of our firm: ensuring the provision of high-quality services to clients and actively managing potential major risks to clients as well as other stakeholders. Jointly, these two significant impact areas of our firm are reflected in the highly ranked topics of Regulatory compliance and Client experience.

→   Refer to the Appendix 2 for a detailed overview of the impact of material GRI topics

As shown in the matrix, stakeholders currently regard the impact of environmental and social topics as partly influencing their assessments and decisions. The relevance of these topics has, however, increased compared to 2018 and, with it, the probability that the relevance of some of these topics to UBS, notably Climate action and Sustainable investing will further increase in coming years.

As in previous years, the overall result of the assessment was reviewed by the CCRC. It also becomes part of the decision-making processes of this Board of Directors committee with a particular focus on those topics that were assessed as very relevant or have considerably increased their relevance since the preceding year.

Material GRI topics 2019

For the purpose of the GRI Standards materiality assessment we map the GRI topics to UBS’s materiality matrix and we identify the most material topics on the basis of their significance to stakeholders and their impact on sustainable performance.

All material topics are relevant to all entities consolidated within UBS. Information describing any relevant impacts of the topics outside UBS is provided as part of the description of the respective GRI indicator or material topic in the following pages.

The following table provides an overview of all topics on the UBS materiality matrix and their subtopics.

→   Refer to the Appendix 2  for relevant management approaches

Materiality under GRI Standards

Material topics	Sub topics	GRI topics
Governance
Regulatory compliance

–   client protection: data confidentiality; transparency (clear terms and conditions of products); fair pricing schemes; easy-to-understand products and services

–   combating financial crime: anti-corruption and anti-money laundering; crime and manipulation detection processes

–   conduct: compliance with laws, rules and regulations; integrity of the financial system; Code of Conduct and Ethics; forward-looking engagement with risk topics and risk prevention

–   cyber security; data confidentiality and cyber security

–   financial stability and resilience: going concern leverage ratio (phase-in, %); common equity tier 1 capital ratio; manage risk-weighted assets within increasingly stringent risk framework; clear strategy

GRI 417: Marketing and Labeling GRI 418: Customer Privacy GRI 205: Anti-corruption GRI 206: Anti-competitive Behavior GRI 419: Socioeconomic Compliance
Corporate governance	– internal policies and guidelines – governance structure – strategy	GRI 102: General Disclosures
Financial and economics
Digital innovation	– innovation lab – digital transformation – digital product and service offering
Operational efficiency and effectiveness

–   cost and process efficiency

–   focus on core competencies

–   flexibility to adapt to changing regulatory environment

–   outsourcing / nearshoring / offshoring

–   automation

–   location strategy

–   product and execution excellence

GRI 201: Economic Performance
Client experience	– excellence – above-average performance – best services and practices
Employees and workplace
Compensation	– compensation structure – bonus and executive payments – reward long-term performance	GRI 401: Employment
Diversity and inclusion	– diverse work force – inclusive culture – equal employment conditions and opportunities – women in management – age diversity within teams – flexible working conditions – diverse client base	GRI 405: Diversity and Equal Opportunity GRI 406: Non-Discrimination GRI 419: Socioeconomic Compliance
Talent management

–   talent attraction

–   employee training on particular skills

–   internal mobility

–   management of talent pipeline and succession planning

–   talent and leadership development programs

–   provision of apprenticeships and vocational training

GRI 404: Training and Education

Material topics	Sub topics	GRI topics
Working culture and environment	– behaviors – flexible working times – availability of remote working and/or home office – occupational health and well-being: work-life balance; health protection; health and safety of employees
Environmental and social
Climate action

–   commitment and strategy for the topic of climate change

–   climate-related investments, financing and research

–   climate-related risk management

–   external disclosure on the topic

–   increasing energy efficiency and reducing our CO2 emissions

–   reduction of resource (energy, paper, water) consumption and increased resource efficiency

GRI 201 Economic Performance GRI 302: Energy GRI 305: Emissions Financial Supplement (FS) Product Portfolio
Environmental and social risk management

–   identify and manage potential negative effects on the environment and human rights

–   standards in environmentally and socially sensitive industries and activities

–   standards in product development, investments, financing and for supply chain management decisions

–   responsible supply chain management

FS Audit FS Product Portfolio GRI 308: Supplier Environmental Assessment GRI 414: Supplier Social Assessment
Community investment

–   employee engagement through employee volunteering

–   support of non-profits, charitable organizations and social enterprises (positive impact on communities)

–   supporting education and entrepreneurship in local communities

–   financial inclusion

GRI 203: Indirect Economic Impacts
Sustainable investing	– sustainable finance – combination of societal and financial returns – sustainable investment criteria – impact investing – ESG integration – client foundation – philanthropy advisory	FS Product Portfolio FS Active Ownership

Driving change in finance

Driving change in finance

We strive to systematically incorporate the economic impacts of environmental, social and governance (ESG) issues into the products and services we provide to clients. We support corporate and institutional clients who want to generate positive environment and social impact using our corporate advisory expertise or by directing capital through our lending or investment capacity. We assist private and institutional clients in their desire to invest in accordance with their own social and environmental objectives and we are proactive in discussing these issues with them.

Sustainable investing

Sustainable investing (SI) is an approach that seeks to incorporate environmental, social and/or governance considerations into investment decisions. SI strategies seek to achieve one or more of the following objectives: achieve a positive environmental or social impact, align investments with an investor’s personal environmental or social values, or improve portfolio risk and return characteristics.

As of 31 December 2019, our core SI assets increased to
USD 488 billion (2018: USD 313 billion) representing 13.5% (2018:10.1%) of our total invested assets. The major driver behind this increase was the growth in the “ESG integration“ and “sustainability focus“ categories, which went up 65.9% and 132.4% respectively. Norms-based screening assets, i.e., assets that fall under the application of a UBS policy1 and do not otherwise qualify as a core sustainable investment, amounted to USD 818 billion as of 31 December 2019 (up from USD 797 billion in 2018). Total sustainable investments, including norms-based screening assets, accounted for USD 1,306 billion (2018: USD 1,110 billion), or 36.2% (2018: 35.8%), of our total invested assets.

→   Refer to “Our focus on ESG“ in the “How we create value for our stakeholders“ section for more information about our sustainable investing numbers

In its efforts to achieve UBS’s goal to be a leader in SI for private clients, Global Wealth Management (GWM) provides clients with a comprehensive set of SI solutions in its mandate and advisory offerings as well as through impact investments opportunities. We offer a suite of discretionary UBS Manage offerings with 100% (excluding liquidity) sustainable and impact investments available in our main booking centers worldwide. These offerings are based on our global Chief Investment Office’s (CIO) UBS House View and align to its SI strategic asset allocation. In 2019, we successfully piloted our innovative UBS Advice Premium [Sustainable Investing] offering. Starting from January 2020, our clients in Booking Center Switzerland can express their sustainability preferences and receive, after appropriate fiduciary checks, investment recommendations that are personalized to their interests and values.

Our global CIO includes material ESG considerations in its investment research and regularly translates key societal and environmental concerns into investment themes as part of its Longer Term Investments series (aimed at investing in long-term solutions to key environmental and social challenges) and global Research-based Advice. In 2019, some notable examples of CIO perspectives were the World Economic Forum white paper aimed at encouraging the sustainable finance community to agree on common terminology and the launch of a new ESG data management methodology that combines insights from multiple data providers; the new ESG data framework also aligns with the Sustainability Accounting Standard Board‘s (SASB) materiality framework terminology. Simplifying and standardizing sustainable investment terminology is a crucial part of growing sustainable finance, which is why we partner with Blackrock and the Institute of International Finance to outline a simplified sustainable investing taxonomy. We also arrange networking platforms, roundtables and events for our clients to exchange ideas with one another.

We believe the private sector has a crucial role to play in bringing innovative solutions to some of the world’s most pressing issues. This is why UBS supports social entrepreneurs, via the UBS Global Visionaries program, who are tackling some of the world’s biggest social and environmental challenges. These Global Visionaries have been recognized by our teams in GWM for their plans to improve the world in areas such as health, education, equality and the environment. We connect these Global Visionaries with our clients, and UBS employees volunteer their time and expertise to help the Global Visionaries in their endeavors.

Asset Management (AM) has integrated sustainability into its entire investment approach. We are convinced that sustainable and impact investing can add value to portfolios within the same risk / return profile. Investment strategies customized to address particular sustainability objectives, such as reducing carbon risk or tilting a portfolio toward specific environmental, social or governance factors, in combination with traditional financial and risk / return expectations are increasingly popular. Over the last decade, we have developed capabilities to provide customized solutions to meet the specific goals and needs of individual investors. We offer a wide range of SI strategies across various asset classes, integrating sustainability and impact into our entire mainstream offerings, including in active equities, fixed income, hedge funds, infrastructure and private equity, real estate and passive strategies.

1 The assets in discretionary mandates, in UBS’s actively-managed retail and institutional funds, as well as in our firm’s proprietary trading book are subject to our firm’s policy on the prohibition of investment on and indirect financing of companies involved in the development, production or purchase of anti-personnel mines and cluster munitions.

The Investment Bank provides industry-leading thematic and sector research in ESG / SI through a widely recognized team working closely with our global line-up of outstanding expert sector teams, and UBS Evidence Lab’s primary research specialists. Our investment solutions include, for example, sustainable and socially responsible Index-linked notes. We offer capital-raising and strategic advisory services globally to companies that make a positive contribution to climate change mitigation and adaptation, including those in the solar, wind, hydro, energy efficiency, waste and biofuels, and transport sectors. In 2019, the total deal value in equity or debt capital market services relating to these areas was USD 52.7 billion, and USD 34.5 billion in financial advisory services.

Personal & Corporate Banking clients have access to appropriate and relevant sustainable investment products from AM and GWM that follow our Group-wide approach to SI. In addition, our sustainability analytics offering enables institutional clients to achieve full transparency by screening their portfolio for industry exposure. We also support energy utilities in raising capital on international capital markets to progress their quest for renewable energy. Furthermore, we support Swiss small and medium-sized enterprises (SMEs) in their energy-saving efforts and transition to a low-carbon economy. SMEs benefit from initiatives such as energy check-ups or leasing bonuses (financial contributions toward enhancing environmental performance) for production machines. In addition, we support Swiss start-ups in developing innovative circular economy solutions.

Having the financial expertise, networks and access to the capital required to build or support innovative financial products, we remain committed to introducing and funding innovative financial solutions. Examples include the SDG Engagement High Yield Credit funds (in co-operation with Federated Investors and Hermes Investment Management); the Climate Aware Equity (TTF), the UBS Managed Portfolio of Sustainable Investments, and our partnership with Align 17.

As of 31 December 2019, we also held green and social bonds in the amount of USD 867 million in our high-quality liquid assets portfolios under the management of Group Treasury.

→   Refer to the table Key sustainable investing products and services in 2019 on the following pages for further information

→   Refer to www.ubs.com/globalvisionaries  for more information about UBS Global Visionaries

Stewardship / voting rights

UBS Asset Management’s stewardship policy is our commitment to act as responsible stewards of assets held and managed on behalf of our clients. We recognize that clients expect us to ensure the alignment of our approach with their own investment beliefs, policies and guidelines. We have a strong interest in ensuring that companies in which we invest on behalf of clients are successful, and through our stewardship activities we seek to encourage a high standard of corporate practices, develop a relationship with investee companies and an understanding of mutual objectives and concerns. In addition, where clients of AM have delegated to us the discretion to exercise the voting rights for shares they beneficially own, we have a fiduciary duty to vote such shares in the clients’ best interest and in a manner which achieves the best economic outcome for their investments.

We maintain a comprehensive database of our meetings with companies and our voting activities. We review progress over time and follow up on issues identified. In the 12-month period ended 31 December 2019, we gave instructions (based on AM’s corporate governance principles) to vote on 104,372 separate resolutions at 10,432 company meetings. Information on such resolutions and company meetings is provided in the Proxy Voting Dashboard.

→   Refer to www.ubs.com/am-sustainability  and vds.issgovernance.com/vds/#/MjU0/  for more information and for the Proxy Voting Dashboard.

Driving change in finance

Key sustainable investing products and services in 2019 2

Product / service	Business division	Key features
The Rise Fund	Global Wealth Management (GWM)

USD 325 million raised of client commitments (fund raising concluded)

Invests in seven sectors – education, financial services, health care, infrastructure, energy, food and agriculture, and IT – with a dual mandate: generating competitive financial returns and measurable positive societal outcomes

Rethink Impact Fund	GWM

USD 75 million of client commitments (fund raising concluded)

Direct-access social impact private equity fund that invests in early- to growth-stage, high-impact companies, primarily in the United States. The fund focuses on four themes: health care, economic opportunity, environmental sustainability, and education

OrbiMed Asia Partners III	GWM

USD 85 million of client commitments (fund raising concluded)

Growth investments in health care companies in China and India, focusing on biopharmaceuticals, medical technology and health care services

Generation Partners Sustainable Solutions Fund III	GWM	USD 94 million of client commitments (fund raising concluded) Invests in transformative technologies providing disruptive solutions to global sustainability challenges
Impact Direct Investing Offering	GWM	Initiated to address high demand for direct impact deals as well as UBS’s strong commitment to support the SDGs Complements the UBS SI Offering with direct impact investing opportunities
ADM Cibus Fund	GWM

USD 125 million of client commitments (fund raising concluded)

Aims to find investment opportunities arising out of the high-value food supply-demand imbalance faced by many developing economies, particularly in Asia and Middle East and North Africa

KKR Global Impact Fund	GWM	USD 244 million of client commitments Invests in businesses that contribute measurable progress toward one or more of the SDGs
RXR Qualified Opportunity Zone Fund	GWM	USD 283 million of client commitments Invests in real estate and/or real estate –focused businesses within qualified opportunity zones
Bridge Workforce & Affordable Housing Fund	GWM	USD 167 million of client commitments Invests in real estate located throughout the United States, with a focus on workforce and affordable multifamily housing communities
UBS Manage SI (discretionary mandate and SI fund)	GWM, Personal & Corporate (P&C)	Based on Chief Investment Office (CIO) SI (sustainable investing) Strategic Asset Allocation (SAA) (100% SI excl. liquidity allocation) AuM: USD 9.1 billion (of which USD 7.1 billion track the SI SAA)
UBS Managed Portfolio of SI (US only)	GWM	Based on CIO SI SAA (100% SI excl. liquidity allocation) AuM: USD 284 million
UBS Advice Premium SI	GWM	Innovative Advice mandate, reflecting our clients’ individual preferences; launched in January 2020

Product / service	Business division	Key features
SI-focused UBS Advice solutions	GWM	Expanded SI offering that includes mutual funds, exchange-traded funds, separately managed accounts, unit investment trusts, private equity and structured products
SDG Engagement High Yield Credit funds	GWM	Launched in co-operation with Federated Investors and Hermes Investment Management
ESG Portfolio Analyzer	GWM	Provides transparency and analysis of ESG topics in client portfolios
Align 17	GWM

UBS-initiated third-party digital marketplace for impact investments that connects private wealth to vetted co-investment opportunities with diligence done by some of the world’s leading impact fund managers

SI Strategy Fund	GWM, P&C	Based on CIO SI SAA and aligned to UBS Manage SI (discretionary mandate) AuM: USD 154 million
UBS Long Term Themes Equity Fund UBS Long Term Themes Portfolio SMA	GWM, Asset Management (AM)

USD 2.5 billion held in Long Term Themes Fund and mandates

Invests in companies that are solution providers for challenges such as water scarcity, emerging market infrastructure and health care, waste management and recycling

Climate Aware Equity (TTF) Climate Aware CH Institutional Climate Aware UK Life	AM	Innovative rules-based equities strategy to address carbon risks and opportunities in portfolios
Global (Engage for) Impact Equity	AM	Strategy focusing on engagement as a key driver of impact and investment results
US Sustainable Equity	AM	Sustainability focused US equity fund
US Sustainable Growth Equity	AM	Sustainability focused US equity fund
Multilateral Development Bank (MDB)	AM	Innovative product investing in Development Bank bonds to support the SDGs through high-grade fixed income exposure
Sustainable Corporate Bonds	AM	Investment Grade USD / EUR / CHF bond portfolios with superior ESG profile
Multi Asset	AM	Multi asset portfolio with enhanced ESG profile in asset categories where possible
Short Duration High Yield Sustainable Bond	AM	Investment guidelines with sustainability criteria aiming to deliver a better sustainability profile relative to their investment universe
Global Gender Equality	AM	Systematic strategy targeting companies committed to sustainability and gender diversity
S&P 500 ESG	AM	ETF invested in all equities included in the S&P 500 ESG index
Eurostoxx 50 ESG	AM	ETF invested in all equities included in the EURO STOXX 50® ESG index

Driving change in finance

Product / service	Business division	Key features
MSCI China ESG Universal	AM	ETF invested in all equities included in the MSCI China ESG Universal 5% Issuer Capped Index
JPM Emerging Markets Debt IG ESG Bonds	AM

Designed to track the performance of US Dollar-denominated emerging market fixed and floating-rate debt instruments classified as investment grade (IG) and issued by Sovereigns, Quasi-Sovereigns and Corporates.

JPM Global Government ESG	AM	Provides exposure to local currency sovereign debt that meets certain sustainability standards
Voting (on behalf of clients)	AM	Provided instructions (based on AM’s corporate governance principles) to vote on 104,372 separate resolutions at 10,432 company meetings
World Bank Index-Linked Sustainable Development Bond	Investment Bank (IB) / GWM

Debt securities issued by the International Bank for Reconstruction and Development, with a return at maturity based on the performance of the Global Sustainability Signatories Index

Provides investors access to a sustainable development bond issued by the World Bank and access to a global equity index with companies selected based on ESG ratings

Green and sustainable bonds	IB	25 green and sustainable bond transactions supported
Global Sustainability Leaders index	IB, GWM	Companies selected include leaders with regard to the UN Global Compact principles
Renewable energy and cleantech financing	IB	Participation in significant renewables and cleantech deals globally, for both established utilities clients and innovative growth-stage companies
Energy check-up for SMEs	P&C	UBS SME efficiency bonus for energy reduction plan with overall energy savings of 58,000 MWh/a, equivalent to the annual energy consumption of approximately 3,000 single-family homes[3]
Preferred strategic partner for advisory and financing transactions related to Switzerland’s Energy Strategy 2050	P&C	Supports energy utilities in raising capital on international capital markets to progress their quest for renewable energy Twelve strategic transactions executed for Switzerland’s Energy Strategy 2050

2 All information provided is as of 31 December 2019, except where otherwise noted.    3  Information provided is as of 31 December 2018

Driving change in philanthropy

UBS Philanthropy

Developed over more than two decades, our unique, award-winning1 offering partners with clients and their families to manage their philanthropy and maximize their impact. It is based on three core pillars: comprehensive advice, insight experiences, and execution services. We employ an investment-based approach delivering solutions to pressing social and environmental issues.

UBS Philanthropy Services connects clients to an international network of expertise and support. With a team of close to
60 philanthropy experts in 12 locations, we can support clients wherever their philanthropic objectives lead. We work closely with government bodies such as the United States Agency for International Development and the Department for International Development in the UK. And alongside academic institutions such as Oxford, Stanford and Harvard. This breadth and depth of know-how makes sure that every piece of advice we offer is informed by the latest thinking and a clear understanding of the prevailing rules and regulations in each territory.

Advice

We provide comprehensive advice to clients and their families, whatever their philanthropic goals. Examples include clients considering establishing their first charitable fund and guidance on how to ensure their giving is tax-efficient, thereby maximizing the value of their charitable funds.

Insights

We want our clients to be able to make the best informed decisions about their philanthropy, and a key way we do that is by connecting people and providing insight through our global network. This can be anything from a philanthropy insights trip,  to a report on the latest charitable giving tax rules or an invitation to a networking event with fellow philanthropists.

Execution

We offer a number of execution services, providing our clients with flexible options on how to manage their philanthropic giving. They include structures that make it easier and more cost-effective to put their strategy into practice.

Donor-Advised Fund

A UBS Donor Advised Fund (DAF) offers clients an easy flexible and efficient alternative to setting up an independent foundation. Quick to set up and simple in structure, a DAF can be managed in line with a client’s usual investment approach. Their charitable donations are invested within the parameters they select, such as capital, growth or income, so they can grow their fund to make grants at a later date.

UBS Optimus Foundation

The Foundation connects clients with inspiring entrepreneurs, new technologies and proven models that are making a measurable, long-term difference to the most serious and enduring social and environmental problems.

UBS Optimus Foundation has a 20-year track record, is recognized globally as a philanthropic thought leader and as a pioneer in the social finance space. The latter aims for “impact first“, and often entails greater financial risk than investing in mainstream assets. In fact, impact bonds or loans for impact are a way to drive financial returns that are directly linked to actual social impact.

In all its activities, the Foundation always takes an evidence-based approach and focuses on programs that have the potential to be transformative, scalable and sustainable. This gives our clients the reassurance that they are funding innovative projects that have a stronger chance of achieving all-important systemic change. In some cases, UBS also makes matching contributions to the Foundation, ensuring that our clients' donations go even further.

Achievements in 2019

UBS Optimus Foundation raised USD 89.5 million in donations and approved USD 109.5 million grants. Across our portfolios and programs, we helped improve the well-being of 3.3 million  children worldwide (500,000 more than last year).

Approximately 400 ultra-high net worth individuals or philanthropists attended our events on the topic of philanthropy to foster collaboration, share knowledge and best practice.

1 Best Global Bank for Philanthropy Advice, Euromoney Private Banking Survey 2017–2019.

Driving change in business

Driving change in business

This section includes key initiatives and activities that we are committed to in order to incorporate sustainability in our way to do business and that meet the expectations of our stakeholders. These include our management of environmental and social risks, our firm’s environmental footprint, our responsible supply chain management and our approach to combating financial crime.

We recognize that we have a role to play in leading debates on important societal topics and, in collaboration with other firms and industry bodies, in setting high standards for these topics in and beyond our industry. Our key activities in 2019 in this regard are set out in the table below and on the next page.

Advancing sustainability in the financial sector – UBS’s key activities in 2019

Initiative	Focus topic	Role / activity of UBS	Key outcome of initiative in 2019
Principles for Responsible Banking (PRB)	Sustainable finance	Founding signatory of the PRB	Active input to the consultation process and participation at PRB launch event
Financial Stability Board Task Force on Climate-related Financial Disclosures (TCFD)	Climate change	Member of TCFD and aligning of UBS disclosure with TCFD recommendations	Continued development and implementation of TCFD
UN Environment Programme Finance Initiative (UNEP FI)	Climate change	Collaborates in developing approaches to help banks disclose their exposures to climate-related risks and opportunities, as envisioned by the TCFD

Launched second phase working group to expand risk and opportunity assessment methodologies, climate scenarios, and related data and tools, building on previous efforts disclosed in two publicly available reports

EnergyCom	Climate change	Premium partner	Key annual Swiss SME event on climate and energy topics
Climate Action 100+	Stewardship / climate change	Directly involved in 30 coalitions of investors and engagement lead on seven coalition dialogues	Engagement resulted in strengthened climate change commitments from some of the world’s largest energy producers
Institutional Investors Group on Climate Change	Climate change	Participant and stream lead	Chairing working group dedicated to exploring the alignment of portfolios to the goals of the Paris Agreement
Circular Economy Incubator (Impact Hub)	Responsible production	Premium partner. In addition, we support Swiss start-ups in developing innovative business models which follow the idea of a circular economy (resell and reuse, repair and refurbish).	Incubator for Swiss sustainable start-ups

Initiative			Focus topic	Role / activity of UBS	Key outcome of initiative in 2019
Paris Agreement Capital Transition Assessment (PACTA)			Climate change	One of 17 banks pilot-testing and shaping the development of the methodology	First assessment on the alignment of corporate lending portfolios with the Paris Agreement benchmarks completed
			Natural capital	Participant in various work streams	Continued participation in advisory committee for the second stage of the project tool ENCORE (Exploring Natural Capital Opportunities, Risks and Exposure)
Natural Capital Finance Alliance	Natural capital	Participant in various work streams

Continued participation in advisory committee for the second stage of the project tool ENCORE (Exploring Natural Capital Opportunities, Risks and Exposure) ~~which maps how industry sectors depend on nature~~

Swiss Sustainable Finance (SSF)			Sustainable finance	Member of SSF board	Events and projects to promote sustainable finance in Switzerland
Association for Environmental Management and Sustainability in Financial Institutions (VfU)			Sustainable finance	Member of VfU board	Events and projects to advance sustainable finance in Germany, Austria and Switzerland
Thun Group of Banks			Human rights	Convener of Group	Thun Group input to OECD Responsible Business Conduct (RBC) guidance
Organisation for Economic Co-operation and Development (OECD)			Due diligence	Member of advisory group of OECD Responsible Business Conduct (RBC) project	Launch of OECD guidance on Due Diligence for Responsible Corporate Lending and Securities Underwriting
Belt and Road Green Investment Principles (GIP)			Climate change and sustainable finance	Signatory to the GIP	Participation at the first GIP Plenary meeting
Institute of International Finance (IIF) Sustainable Finance Working Group (SFWG)			Sustainability standards and regulation	Member of IIF SFWG and lead on policy and regulatory engagement	Best practices on TCFD, proposal to simplify SI taxonomy, greening infrastructure, and continued input to other initiatives including EC TEG
Global Impact Investing Network			Sustainable finance	Member of Investor Council	Regular dialogue and event presentations
IFC Operating Principles for Impact Management			Sustainable finance	Founding signatory, Advisory Board member	Launch and publication of Principles, led by World Bank's IFC
Impact Management Project (IMP)			Sustainable finance	Project partner	Integration of IMP conventions into diligence and investment approach
PRI (Principles for Responsible Investment)			Sustainable finance	Various, including members of SDG Advisory Committee	Proposals on how to measure SDGs for corporations
Global Research Alliance for Sustainable Finance and Investment (GRAFSI)			Sustainable finance	Sponsor	Advance theoretical understanding of SI / ESG integration
UBS ESG and Sustainability Symposium			Sustainable finance and investing	Organizer	One-day conference around the key issues the financial markets are navigating, including academic panel (in collaboration with GRAFSI)
UBS Conferences, e.g., European Conference, Greater China Conference			Various	Organizer	Variety of panels on sustainable finance, climate risk, energy transition, etc.

Driving change in business

Environment and human rights

Our environmental management system covers the entire scope of UBS products, services and in-house operations that may give rise to an environmental impact. It is externally audited annually and recertified every three years.

We view the proper management of our firm’s own environmental footprint and our supply chain as important proof points for how we do business in a sustainable manner. This is equally true for our comprehensive management of environmental and social risks (ESR). Our in-house environmental management, responsible supply chain management (RSCM), and ESR standards and management are aligned with the UBS in society strategy and enforced across the firm.

We constantly strive to reduce our greenhouse gas (GHG) emissions, waste production, energy and paper consumption as well as water usage.

By engaging with vendors to promote responsible practices, we look to reduce negative environmental and social effects of the goods and services UBS purchases. Our RSCM principles embed UBS’s ethics and values in our interactions with our vendors, contractors and service partners. Since 2008, firm-wide guidelines have provided systematic assistance on identifying, assessing and monitoring vendor practices in the areas of human and labor rights, environmental protection and corruption. A central component of this guideline is the UBS Responsible Supply Chain Standard to which our vendors are bound by contract.

We apply an ESR framework to identify and manage potential adverse impacts to the environment and/or human rights, as well as the associated environmental and/or social risks that our clients’ and our own assets are exposed to. We support the orderly transition to a low-carbon economy. Our climate strategy underlines our commitment to the United Nations Sustainable Development Goals on climate action and on affordable and clean energy – and to the Paris Agreement on Climate Change (Paris Agreement). We regularly report on the implementation of our climate strategy and follow the recommendations of the Task Force on Climate-related Financial Disclosures.

In assessing UBS’s potential human rights impacts we focus on three key stakeholder groups: employees, clients and vendors. With regard to employees, UBS, through its human resource (HR) policies and practices, meets the obligations that a responsible company is expected to comply with. We review our HR policies and practices on a regular basis to ensure that human and labor rights continue to be respected. With regard to clients, we conduct ongoing reviews of our business relationships to assess whether they might lead to potential negative impacts on rights holders. All client relationships that are considered important from an ESR point of view are subject to enhanced ESR due diligence.

With regard to our vendors, we identify high-risk vendors when establishing new contracts or renewals based on the vendors’ provision of goods and services that have either a substantial environmental and social impact, or are sourced in markets with potentially high social risks. We also regularly screen active vendors as part of our ESR control processes.

Both our firm’s approach to the environment and human rights and our commitment to our employees (as reflected in our HR processes and policies) are overseen by the Board of Directors, notably by the Corporate Culture and Responsibility Committee (CCRC). Within the parameters set by the CCRC, environmental and human rights issues at Group Executive Board-level are overseen by the Global ESR Committee. The CCRC regularly reviews the assessments and steps taken by the Global ESR Committee toward executing UBS’s environmental and human rights commitments and climate strategy.

→   Refer to “Our climate strategy” in the “Our governance and principles“ section and to the “ESR policy framework“ in the Appendix 1 for more information

→   Refer to “In-house environmental management” in this section for more information

Management of environmental and social risks

We apply an environmental & social risk (ESR) framework to identify and manage potential adverse impacts on the environment and/or to human rights, as well as the associated environmental and social risks to which our clients’ and our own assets are exposed to. Our comprehensive ESR standards, which are in line with the principles expressed in the UBS in society constitutional document, govern client and vendor relationships and are enforced firm-wide.

We have set ESR standards for product development, investments, financing and supply chain management decisions. As part of our due diligence process, we engage with clients and vendors to better understand their processes and policies and to explore how any environmental and social risks may be mitigated. We apply a precautionary approach by avoiding transactions, products, services, activities or vendors if they are associated with material, environmental or social risks that cannot be properly assessed or mitigated.

Our ESR standards include a description of controversial activities and other areas of concern where we will not engage, or where we will only engage with stringent criteria in place, as outlined below. These standards are reviewed on a regular basis.

Our standard risk, compliance and operations processes involve procedures and tools for identifying, assessing, reporting and monitoring environmental and social risks. These include client onboarding, ongoing Know Your Client reviews, transaction due diligence, product development, investment decisions, supply chain management and portfolio reviews.

These processes are geared toward identifying clients, transactions or vendors potentially in breach of our standards, or otherwise subject to significant environmental and human rights controversies. We use advanced data analytics to assess companies associated with such risks, integrated into our web-based compliance tool, before we enter into a client or vendor relationship or transaction. This significantly enhances our ability to identify potential risks. In 2019, 1,889 referrals were assessed by our ESR unit, of which 82 were rejected or not further pursued, while 299 were approved with qualifications and 32 were still pending.

→   Refer to the “ESR policy framework“ in the Appendix 1 for more information

We will not do business if associated with severe environmental or social damage to or through the use of:	We will only do business under stringent criteria in the following areas:
– UNESCO world heritage sites – wetlands, endangered species, – high conservation value forests, illegal logging and use of fire, – child labor, forced labor, indigenous peoples’ rights

–     soft commodities: palm oil, soy, timber, fish and seafood

–     power generation: coal-fired power plants, large dams, nuclear power

–     extractives: arctic oil and oil sands, coal mining, Liquefied Natural Gas (LNG), ultra-deepwater drilling, hydraulic fracturing, oil sands, arctic drilling, coal mining, precious metals, diamonds

Driving change in business

Case studies on the management of environmental and human rights matters

Environmental and social risk in trade finance and commodity trade finance

Why is trade finance relevant?
Trade finance supports about 20% of world trade, playing a central role in facilitating the global trade of raw commodities and other goods. Commercial banks support importers, exporters and traders (for commodities) to secure or finance international transactions. Trade may be exposed to heightened environmental and social risks, especially when linked with extraction of raw commodities and/or specific projects. Depending on the type of the trade, such risks may arise for the producer, the exporter and/or the importer of traded goods – as well as for the bank providing the financing.

What do we do?
UBS enables buyers, sellers and traders to successfully trade goods and commodities, by guaranteeing deal performance through a variety of financial instruments. For example, in Commodity Trade Finance, UBS offers structured, short- to mid-term loans that finance deals trading metals, energy, and soft-commodities between producers and end users. Recognizing the role that UBS plays in facilitating and growing global trade, UBS implements its environmental and social risk framework in the context of individual transactions.

How do we implement the ESR framework in trade finance, commodity trade finance?
ESR controls are part of the standard transaction due diligence processes. Based on our daily feed into the standard compliance tool, every transaction is checked against ESR. We use a risk-based approach. This means for commodity trade finance, we focus on the originator of the commodity. For trade finance, we focus on the counterparty and on projects that will use the goods involved, for example machinery produced by our client in Switzerland. This means we apply checks beyond our clients on all relevant counterparties in a transaction. We may ask additional questions to clarify the origin or the final use of the goods and we may approve or decline. With a fast moving underlying business (same day in and out), additional in-depth due diligence is limited on transactional level. It is however possible to perform enhanced due diligence during periodic Know Your Client reviews or with separate deep-dive reviews in between transactions, which we conduct on a periodic and ongoing basis.

Climate risks in financing electric utilities

What are the climate risks associated with electric utilities?
According to the International Energy Agency, approximately 35% of global power generation today is coal-fired. As the world transitions to a low-carbon economy, reliance on coal-fired power generation will reduce significantly, eventually to 0%. Risks embedded in this transition are found with clients who have a significant reliance on coal-fired power plants in their own asset portfolios.

What is our commitment?
We are supporting the utility sector in providing solutions that are in line with a sustainable development pathway. Recognizing the climate implications created by the extraction and burning of coal, we are committed to not providing project-level financing for new coal-fired power plants globally and only supporting financing transactions of existing coal-fired operators (>30% coal reliance) who have a transition strategy in place that aligns with a pathway under the Paris Agreement, or if the transaction is related to renewable energy.

How do we execute our commitment when financing electric utilities?
ESR controls are part of our standard transaction due diligence processes. Utilities are screened for exposure to coal-fired power plants. Where a client or related entity has coal-fired power plants in their portfolio, we first determine the current and future asset base of the client, by megawatt capacity of the various fuel types in the client’s power generation portfolio (e.g., nuclear, natural gas and coal). This is determined through desk research, third-party specialty databases and engaging with the client in question. We then benchmark the coal reduction trajectory against the Paris Agreement-aligned benchmarks for host countries, as determined by our third-party environmental, social and corporate governance data partner. The rates are then compared to determine if the client’s forward-looking strategy meets our Paris Agreement-aligned commitment.

Case study: Non-compliance with the standards of the Roundtable on Sustainable Palm Oil (RSPO)

Why is palm oil such a hot topic?
It is estimated that more than 50% of tropical deforestation is due to the production of palm oil, soy, timber and beef. Deforestation and forest degradation can cause biodiversity to decline. Deforestation is, in fact, second only to the energy sector as a source of global greenhouse gas emissions and accounts for up to 20% of global emissions. Furthermore, as millions of people rely directly on forests, deforestation continues to cause severe societal problems, sometimes leading to violent conflict.

What do we do?
Before doing business with any company involved in palm oil production or trading, our experts for environmental and social risk inquire how a company manages environmental and social challenges in its palm oil operations, as required by UBS’s standards for palm oil production. Depending on the client and the type of transaction that UBS is confronted with, for example lending, trade finance, underwriting or investment banking advisory mandates, due diligence may involve desk research and interaction with the companies, external experts, as well as global and local non-governmental organizations. Depending on the results, this can lead to a variety of actions, from requesting the client to certify its production or trading processes against the standards of the RSPO to declining to do business with the client.

How does our ESR approach impact a particular case?
UBS negotiated the commencement of a relationship with a corporate client whose activities also included the palm oil business. At that point, the corporate entity was not a member of the RSPO, which is a requirement under the respective UBS standard. UBS therefore agreed to a conditional onboarding of the corporate entity under the condition that it adhered to the RSPO within a predefined time period. After the agreed period had passed without the client taking the necessary steps, UBS exited the relationship.

Driving change in business

In-house environmental management

Introduction

We are committed to reducing our environmental footprint and make an effort to go beyond our duty to protect the environment. We continuously seek to increase recycling and the use of environmentally friendly products as well as the efficiency of our energy and water use, decreasing waste, paper usage, business travel and employee commuting.

We manage our environmental management system in accordance with ISO 14001. In 1999, we were the first bank to obtain this ISO certification for our worldwide environmental management system, which covers the entire scope of UBS products, services and in-house operations that may cause an environmental impact. It is externally audited on an annual basis, with our latest recertification having taken place in 2017. We have also further developed our Environmental and Energy Management System in our European locations to be compliant with ISO 50001. We received our first ISO 50001 certification (energy management system standard) in 2017, the recertification is due in 2020.

Our environmental indicators (energy, water, paper, waste, recycling and travel) and related greenhouse gas (GHG) emissions data are externally verified on the basis of the ISO 14064 standard. These comprehensive audits confirm not only that appropriate policies and processes are in place to manage environmental issues but also that they are applied on a day-to-day basis.

→   Refer to the “Assurance and certification” section for our ISO certificates

ISO Standard

The International Organization for Standardization (ISO) is an independent, non-governmental organization with boards of experts who develop worldwide proprietary, industrial and commercial standards for global challenges in various market-relevant topics. ISO Standards help organizations of any size to drive their internal processes forward and develop their business. ISO 14001 specifies the requirements for an environmental management system of organizations, ISO 14064 helps companies to quantify and report their GHG and manage its verification, whereas ISO 50001 focuses on their energy management system and their continual improvement of energy performance.

Objectives and targets

We have established environmental objectives at relevant levels and functions. To continuously improve our environmental performance, we have set quantitative targets related to our significant environmental aspects since 2006. The current quantitative objectives were set in 2016  and have 2020 as the target year.

Environmental targets and performance in our operations1

	GRI[2]	2019	Target 2020	Baseline	% change from baseline	Progress / Achievement[7]	2018	2017

Total net greenhouse gas emissions (GHG footprint) in t CO2e3	305	103,670	-75%	360,501[4]	-71.2	l	131,960	147,757
Energy consumption in GWh	302	556	-5%	661[5]	-15.9	l	584	627
Share of renewable electricity	302	72.0%	100%	27.7%[4]	158.7	l	59.2%	56.0%
GHG offsetting (business air travel) in t CO2e3	305	42,949	100%	0[4]	100	l	50,166	54,412
Paper consumption in kg per FTE[6]	301	78	-5%	114[5]	-31.5	l	91	95
Share of recycled and FSC paper	301	83.4%	90%	89.5%[5]	-6.8	l	79.8%	90.8%
Waste in kg per FTE[6]	306	156	-5%	206[5]	-24.2	l	175	203
Waste recycling ratio	306	51.2%	60%	54.1%[5]	-5.5	l	50.8%	55.0%
Water consumption in m m3	303	0.79	-5%	0.96[5]	-17.7	l	0.79	0.87

Legend: CO2e = CO2 equivalents; FTE = full-time employee; GWh = giga watt hour; kWh = kilo watt hour; km = kilometer; kg = kilogram; m m3 = million cubic meter; t = tonne

1 Reporting period 2019 (1 July 2018-30 June 2019).    2  Reference to GRI Sustainability Reporting Standards (see also www.globalreporting.org).   3  GHG footprint equals gross GHG emissions minus GHG reductions from renewable energy and GHG offsets (gross GHG emissions include: direct GHG emissions by UBS; indirect GHG emissions associated with the generation of imported / purchased electricity (grid average emission factor), heat or steam and other indirect GHG emissions associated with business travel, paper consumption and waste disposal).    4  Baseline year 2004.    5  Baseline year 2016.    6  FTEs are calculated on an average basis including contractors.    7  Green: on track; Amber: improvements required.

GHG emissions

In line with our climate strategy, we aim to reduce our GHG footprint 75% by 2020 compared to 2004.

Our strategy to reduce GHG emissions is based on increasing energy efficiency, replacing fossil fuel-based heating systems with renewable heating systems and increasing our share of renewable energy. In various branches in Switzerland, we have replaced oil heating systems with geothermal heat pumps and district heating with heat from waste incineration plants.

In 2019, we cut UBS’s GHG footprint by another 21%, or 26% per full-time employee, year on year. This is a total reduction of 71% since 2004.

Driving change in business

Sustainable real estate

The building infrastructure directly impacts our environmental footprint. Taking a building life cycle perspective, we apply our environmental consideration before we enter a new building and until we exit the building. To reduce our impact on the environment, we have adopted well-recognized green building standards, such as LEED (Leadership in Energy and Environmental Design) or local green building standards, to manage our real estate's environmental aspect, including green lease. Across our global building portfolio, eight projects achieved LEED certification in 2019.

In India Pune EON, our office has been certified to LEED Platinum. It was designed to optimize energy consumption which helps us reduce our environmental footprint. In this newly built office, we achieved 57% energy saving in lighting over the LEED baseline.

Collaboration is at the core of our culture, and a key to our success. We are committed to creating smart and engaging workspaces that bring employees closer together and focused on increased productivity and more frequent interaction.

Transitioning to an agile desk sharing work space in our newest build outs in our campus in Lincoln Harbor enables us to reduce our real estate footprint. We are in the process of attaining a LEED certification for these new spaces.

Energy consumption

For the last decade, we have managed to consistently reduce our energy consumption. In 2019, we used 556 GWh, which is equal to a reduction in energy consumption of 5% compared to 2018. This success was mainly driven by environmental as well as energy management measures. We pursue a holistic approach, incorporating all levels of our organization. For example, through strategic measures at company level, like the targeted adaption of energy composition, adaptive measures in portfolio management (such as consolidating workspaces in energy-efficient buildings and alternative workplace concepts) or stricter procurement guidelines, we set the framework for continued improvement. This strategic orientation is then implemented throughout the firm, leading to tangible changes in the whole organization. Thereby, we implement smaller measures like switching to LEDs, refurbishing windows or optimizing building services (such as heating, cooling, ventilation and lighting). To ensure successful implementation, as well as for monitoring purposes, we have externally audited and certified the accuracy of our energy reporting (ISO 14064), document successful building projects with LEED certificates and constantly review and update quantitative targets.

Global IT demand has drastically increased over the years. However, we have achieved significant improvements in IT operational efficiencies. Strategic programs include transformation to next-generation networks, modernization and virtualization of the global server estate. Consolidation of desktop computers to centrally based systems within data centers has also significantly reduced desktop power and hardware requirements. Although business demand in 2019 has increased by 10% for computers and by 36% for storage, the technology refresh strategy and virtualization programs have meant that data center power demand has remained stable.

Driving change in business

Renewable energy

In order to strengthen our commitment to limiting the effects of climate change and enabling the orderly transition to a low-carbon economy, we joined the RE100 initiative in September 2015. By mid-2020, we will source 100% of our electricity from renewable sources, which will help reduce our GHG footprint by 75% compared to 2004.

Where possible, we try to produce our own renewable electricity for the buildings we occupy.

In 2019, 72% of UBS’s worldwide electricity consumption was drawn from renewable sources. In Switzerland we started over 12 years ago and have been sourcing electricity from 100% renewable sources in various countries around the globe, such as Germany, the UK and Austria. In 2019, we signed a long-term solar energy deal in Singapore, which will locally supply renewable energy to support our operations in Singapore over the next 10 years.

As part of the effort to meet UBS’s global RE 100 commitment, we signed an agreement to purchase approximately 135,000 renewable energy credits (RECs) to match our 2019 electricity consumption in twelve countries across the Americas region, including Brazil, Canada, Chile, Colombia, Mexico and the US.

RE 100

RE100 is a global initiative launched by The Climate Group in partnership with CDP, urging the world's most influential companies to commit to source 100% of their electricity from renewable sources. RE100 brings together more than 200 multinationals committed to 100% renewable electricity.

Business travel and offsetting CO2 emissions

Business travel is a necessary part of the way we work, and is regarded as an enabler for business. Nevertheless, we continue to challenge ourselves on the need, frequency and type of travel. Working with partners that invest in sustainable aviation fuel (SAF), improved waste management (in the air and on the ground) and more fuel-efficient aircraft fleets, we maintain a keen interest in lowering the carbon intensity of our business travel.

Over the years, we have taken many steps to encourage the use of collaborative work tools, like Skype or video conference, in order to reduce the need to travel. Overall demand management as well as general behavioral change have led to a 19% reduction in air spend, non-client-related air travel was reduced by 30%. In addition, high-speed rail travel has increased by 5%, compared to 2018.

Since 2007, we have been offsetting all of our CO2 emissions from business air travel. We currently support two major wind power Gold Standard projects in Europe and Asia, reducing the same amount of CO2 emissions and contributing to local sustainable development.

We encourage the shift to electric mobility and are expanding our e-charging stations in Switzerland and Germany. This gives our employees and clients the opportunity to charge their electric or hybrid cars with renewable energy while on site.

Gold Standard

Gold Standard was established in 2003 by WWF and other international non-governmental organizations to ensure projects that reduced carbon emissions featured the highest levels of environmental integrity, are trustful, verifiable and make measurable contributions to sustainable development.

Driving change in business

Paper

Our total paper consumption is at an all-time low and is composed of 36% copier or printer paper, 36% client output, 16% publications and the remainder are for various paper products. Globally, around 83% of our paper consumption originates from recycled sources or those certified by the Forest Stewardship Council (FSC). UBS has been using paper from sustainable sources since 2006.

Digitalization brings environmental, economic and client experience benefits. The more digitally based online services we offer to our clients, the more we improve our efforts to go paperless. In September 2019, our active UBS Digital Banking clients in Booking Center Switzerland were informed that bank documents, credit card and prepaid card invoices would be sent to them digitally. By going digital, documents are now available faster and the environmental impact is reduced significantly. We are also moving away from paper internally. Our digitalization efforts here involve creating digital copies of paper-based information, through scanning and machine-reading technologies turning paper into data. Simplifying, automating and digitizing processes leads to more efficiency and effectiveness. Many of our meeting rooms have video capability which saves the need to print multiple presentations.

Our Digital Mailroom program is a further concrete example of our sustainable engagement. The objective of this program is to support the implementation of our digital office strategy, by digitizing all physical inbound mail and therefore allowing integrated and digital processing within the bank.

Over the past year, our Secure Print team has been working on installing 8,400 new secure printers in UBS offices in 32 UBS countries around the world. This helps preventing accidental extra printing.

Waste and recycling

“Single-use” was named word of the year by Collins Dictionary in 2018. Global awareness on the adverse impact of single-use plastic and plastics waste streams – which harm wildlife, pollute beaches and threaten our food security –  has continued to increase since.

We have implemented a variety of strategies across our firm to reduce waste and increase the amount of reused and recycled products. At the beginning of 2019, we started to remove single-use (plastic) items globally. We eliminated disposable coffee and water cups in office kitchens with a limited number of compostable coffee cups being made available if necessary. Employees have been encouraged to bring their own reusable coffee mugs and water bottles to support this effort, and our firm has either provided reusable mugs or sold branded mugs, water bottles and reusable cutlery to support these initiatives. Plastic bottles in vending machines and other points of sale are being replaced with glass and aluminum product alternatives. We removed the option to choose disposables for internal catering orders.

UBS technology is constantly changing and evolving, from end user desktop computers to servers, storage, networks and the data center physical infrastructure itself. Our asset recovery program includes hardware and peripheral components from both our data centers and office buildings. On occasion, these changes require the decommissioning and disposal of hardware, which is always performed in alignment with the ISO 14001 standard by our accredited, licensed global providers.

With all these activities, we are looking to drastically reduce our amount of waste, specifically the plastic and non-recyclable material found in all our locations worldwide. In 2019, 51% of waste produced in UBS locations was recycled.

Water

Water, both waste and clean, is a central focus of our  environmental program. We are determined to reduce the overall usage of fresh water at. Many measures have been taken, ranging from water-saving fittings to rainwater collection. To ensure continuous reduction in water consumption, rules have been implemented for procurement, building utility replacements and new developments, thus allowing for long-term refinement. Adequate disposal of wastewater is also a priority. Negative environmental impacts, especially ecotoxicology, loading of waterbodies with nitrogen and phosphorus as well as public health are taken into consideration. Overall, we reduced our water usage by 52% since 2009.

Reporting standards and methodologies

We have prepared our GHG reporting in accordance with key concepts and requirements stated by the International Organization for Standardization in ISO 14064-1 (specification with guidance at the organization level for quantification and reporting of GHG emissions and removals) and the World Business Council for Sustainable Development / World Resources Institute in the Greenhouse Gas Protocol Corporate Accounting and Reporting Standard.

Our firm’s environmental and GHG reporting has been prepared based on a reporting year of 1 July to 30 June. This differs from UBS’s financial reporting period (1 January to
31 December).

Driving change in business

All GHG emission figures are in tons of carbon dioxide equivalents (CO2e) and include three of the six GHGs covered by the Kyoto Protocol – carbon dioxide (CO2), methane (CH4) and nitrous oxide (N2O). We have omitted hydrofluorocarbon (HFC) emissions from our reporting, as they are not a material source of GHGs for the business. There are no GHG sources contributing to perfluorocarbons (PFCs) and sulphurhexafluoride (SF6) emissions.

Direct GHG emissions and indirect GHG emissions from electricity have been reported by UBS Group AG, its branches, representative offices and entities where UBS has operational control and through which UBS conducts its banking and finance business or provides services in support of such business. Based on the GHG protocol Scope 2 Guidance and Scope 3 Standard, energy consumption for heating purposes of leased space, where UBS does not have any operational control of the heating system, is classified as other indirect GHG emissions.

We have determined the GHG emissions associated with UBS activities on the basis of measured or estimated energy and fuel use, multiplied by relevant GHG emission factors.

Where possible, fuel or energy use is based on direct measurement, purchase invoices or actual mileage data covering more than 80% of our reported energy usage. In other cases it has been necessary to make estimations.

We used published national conversion factors and global warming potentials (GWPs) to calculate emissions from operations. In the absence of any such national data, we used the UK Government GHG Conversion Factors for Company Reporting for the calculation of GHG emissions.

The GHG base year was set as 2004 (July 2003 to June 2004), as this was the first year we reported detailed GHG emissions verified according to ISO 14064. The 2004 GHG footprint baseline is 360,502 tons and consists of 41,858 tons scope 1, 219,727 tons net scope 2, and 98,918 tons scope 3 emissions. The appropriateness of the base year is reviewed on an annual basis. In 2006, we set global quantitative objectives for energy, paper, waste and water for 2009. They were revised and extended three times so far and covered the periods 2009 until 2012 and 2012 until 2016. The current quantitative objectives have 2016 as a baseline and 2020 as a target year.

Environmental indicators1

		2019[2]			2018[2]	2017[2]
	GRI[3]	Absolute normalized[4]	Data quality[5]	Trend[6]	Absolute normalized[4]	Absolute normalized[4]
Total direct and intermediate energy consumption[7]	302	556 GWh	***	à	584 GWh	627 GWh
Total direct energy consumption[8]	302	55 GWh	***	æ	60 GWh	68 GWh
natural gas		87.2%	***	à	88.0%	84.8%
heating oil		7.4%	***	æ	7.9%	10.4%
fuels (petrol, diesel, gas)		4.6%	***	á	3.7%	4.4%
renewable energy (solar power, etc.)		0.8%	***	á	0.4%	0.4%
Total intermediate energy purchased[9]	302	501 GWh	***	à	524 GWh	559 GWh
electricity		436 GWh	***	à	457 GWh	491 GWh
electricity from gas-fired power stations		10.1%	***	â	13.9%	15.2%
electricity from oil-fired power stations		1.8%	***	â	2.3%	2.5%
electricity from coal-fired power stations		11.9%	***	â	16.5%	16.7%
electricity from nuclear power stations		4.6%	***	â	8.2%	9.6%
electricity from hydroelectric power stations		35.8%	***	à	35.6%	34.6%
electricity from other renewable resources		35.8%	***	á	23.5%	21.4%
heat (e.g., district heating)		65 GWh	**	à	67 GWh	68 GWh
Share of electricity from renewable sources	302	72%	***	á	59%	56%
Total business travel		459 m Pkm	***	â	532 m Pkm	579 m Pkm
rail travel[10]		2.4%	***	á	2.2%	1.9%
road travel[10]		1.1%	***	à	1.0%	1.6%
air travel		96.5%	***	à	96.8%	96.4%
Number of flights (segments)		218,679	***	â	246,107	250,743
Total paper consumption	301	5,370 t	***	æ	5,852 t	5,866 t
post-consumer recycled		21.9%	***	á	14.1%	14.9%
new fibers FSC[11]		61.5%	***	æ	65.7%	75.9%
new fibers ECF + TCF[11]		16.5%	***	â	20.2%	9.2%
new fibers chlorine-bleached		0.02%	**	â	0.04%	0.07%
Total waste	306	10,749 t	***	à	11,252 t	12,543 t
valuable materials separated and recycled		51.1%	***	à	50.8%	55.0%
incinerated		16.1%	***	à	16.0%	16.9%
landfilled		32.7%	**	à	33.2%	28.1%
Total water consumption	303	0.79 m m3	**	à	0.79 m m3	0.87 m m3
Greenhouse Gas (GHG) Emissions in CO2e	305
Direct GHG emissions (Scope 1)[12]		10,574 t	***	æ	11,522 t	13,305 t
Gross indirect GHG emissions (Gross Scope 2)[12]		142,636 t	***	æ	150,957 t	161,349 t
Gross other indirect GHG emissions (Gross Scope 3)[12]		62,585 t	***	â	71,389 t	76,763 t
Total Gross GHG Emissions		215,794 t	***	æ	233,868 t	251,417 t
GHG reductions from renewable energy[13]		(69,175) t	***	á	(51,742) t	(49,247) t
CO2e offsets (business air travel)[14]		(42,949) t	***	â	(50,166) t	(54,412) t
Total Net GHG Emissions (GHG Footprint)[15]		103,670 t	***	â	131,960 t	147,757 t

Legend: GWh = giga watt hour; Pkm = person kilometer; t = ton; m3 = cubic meter; m = million; CO2e = CO2 equivalents

1 All figures are based on the level of knowledge as of January 2020.   2  Reporting period: 2019 (1 July 2018 – 30 June 2019), 2018 (1 July 2017 – 30 June 2018), 2017 (1 July 2016 – 30 June 2017)   3  Reference to GRI Sustainability Reporting Standards (see also www.globalreporting.org).    4  Non-significant discrepancies from 100% are possible due to roundings.    5  Specifies the estimated reliability of the aggregated data and corresponds approximately to the following uncertainty (confidence level 95%): up to 5% – ***, up to 15% – **, up to 30% – *. Uncertainty is the likely difference between a reported value and a real value.     6  Trend: at a ***/**/* data quality, the respective trend is stable (à) if the variance equals 5/10/15%, low decreasing / increasing (æ,ä) if it equals 10 /20/30% and decreasing / increasing if the variance is bigger than 10/20/30% (â,á).    7  Refers to energy consumed within the operational boundaries of UBS.    8  Refers to primary energy purchased that is consumed within the operational boundaries of UBS (oil, gas, fuels).    9  Refers to energy purchased that is produced by converting primary energy and consumed within the operational boundaries of UBS (electricity and district heating).    10  Rail and road travel: Switzerland only.    11  Paper produced from new fibers. FSC stands for Forest Stewardship Council, ECF for Elementary Chlorine Free and TCF for Totally Chlorine Free.    12  Refers to ISO 14064 and the “GHG (greenhouse gas) protocol initiative” (www.ghgprotocol.org), the international standards for GHG reporting: scope 1 accounts for direct GHG emissions by UBS; gross scope 2 accounts for indirect GHG emissions associated with the generation of imported / purchased electricity (grid average emission factor), heat or steam; gross scope 3 accounts for other indirect GHG emissions associated with business travel, paper consumption and waste disposal.   13   GHG savings by consuming electricity from renewable sources  14  Offsets from third-party GHG reduction projects measured in CO2 equivalents (CO2e). These offsets neutralize GHG emission from our business air travel. 15 GHG footprint equals gross GHG emissions minus GHG reductions from renewable energy and CO2e offsets.

Driving change in business

Environmental indicators per full time employee

	Unit	2019	Trend	2018	2017
Direct and intermediate energy	kWh / FTE	8,081	â	9,080	10,151
Business travel	Pkm / FTE	6,670	â	8,272	9,377
Paper consumption	kg / FTE	78	â	91	95
Waste	kg / FTE	156	â	175	203
Water consumption	m3 / FTE	11.5	æ	12.3	14
CO2 footprint	t / FTE	1.51	â	2.05	2.39

Legend: FTE = full-time employee; kWh = kilo watt hour; Pkm = person kilometer; kg = kilogram; m3 = cubic meter; t = ton

Note: FTEs are calculated on an average basis including FTEs that were employed through third parties on short term contracts.

Responsible supply chain management

We embed environmental and social standards into our sourcing and procurement activities. Our firm-wide responsible supply chain management (RSCM) framework is based on identifying, assessing and monitoring vendor practices in the areas of human and labor rights, the environment, health and safety and anti-corruption, in line with our commitment to the UN Global Compact and the UBS in society constitutional document.

In 2019, remediation measures were requested for 18 vendors that provide UBS with goods and services with high risk. Improving their adherence to UBS’s RSCM standards has a potentially high positive impact.

Committing our vendors to our standards

We aim to reduce negative environmental and social effects of the goods and services UBS purchases  and we engage with vendors to promote responsible practices. A central component of our RSCM framework is the UBS Responsible Supply Chain Standard to which our direct vendors are bound by contract. The standard defines our expectations towards vendors and their subcontractors regarding legal compliance, environmental protection, avoidance of child and forced labor, non-discrimination, remuneration, hours of work, freedom of association, humane treatment, health and safety and anti-corruption issues and a whistleblowing mechanism to support and protect employees.

→   Refer to the “Our documents” page on www.ubs.com/insociety  to download the Responsible Supply Chain Standard in various languages

Identifying, assessing and monitoring high-impact vendors

The RSCM framework includes an impact assessment of newly sourced goods and services, which takes into account potential negative environmental and social impacts along the lifecycle of a product or a service, and all purchased goods and services are categorized accordingly.

We identify high-impact vendors when establishing new contracts or renewals based on the vendors’ provision of goods and services that have either a substantial environmental and social impact or are sourced in markets with potentially high social risks. Such high-impact vendors are requested to fulfill further requirements towards product and service provision and are assessed against the UBS Responsible Supply Chain Standard. If this assessment reveals any non-compliance with our standard, UBS defines and agrees, together with the vendor, on specific improvement measures, which we monitor. Lack of improvement may lead to the termination of the vendor relationship. We also regularly screen active vendors as part of our environmental and social risk control processes.

Vendors of potentially high-impact goods or services are requested to conduct a self-assessment on their responsible management practices and to provide corresponding evidence. Actual and potential negative impacts that are considered in the impact assessment of purchased goods and services include:

→  Adverse environmental impacts due to inefficient use of resources (e.g., water, energy, biomass) and emissions during the lifecycle of the product

→  Hazardous substances, emissions, pollutants and limited recyclability of products, adversely affecting people and the environment

→  Unfair employment practices, such as low wages, excessive overtime, absence of occupational health and safety measures

→  Risks for consumer health and safety

→  Procurement and use of materials with a strongly negative environmental and/or social impact

→  Insufficient management of subcontractors regarding sustainability aspects

In 2019, 103 vendors were classified as vendors that provide UBS with goods or services with potentially high impacts, both newly sourced as well as ongoing engagements, which are regularly re-assessed. 17% of these vendors were considered as in need of improving their management practices. Specific remediation actions were agreed with all of them and the implementation progress has been closely monitored.

In 2019, no UBS vendor relationship was terminated as a result of RSCM assessments. This can partly be related to the fact that we assess the vendor’s potential risks before entering into a contract with them.

Driving change in business

Combating financial crime

We are committed to combating money laundering, corruption and terrorist financing and have implemented policies, procedures and internal controls that are designed to comply with such laws and regulations. We have developed a financial crime prevention framework that is intended to prevent, detect and report money laundering, corruption and terrorist financing.

We annually assess the money laundering, bribery and corruption, and sanctions risks associated with all of our business operations against our control framework, and take actions to further mitigate these risks.

We are a founding member of the Wolfsberg Group, an association of global banks that aims to develop financial services industry standards for policies on preventing financial crime such as corruption, money laundering and terrorist financing, and on Know Your Client principles. The Wolfsberg Group brings together banks globally at its annual forum and regional reach-out meetings focused on financial crime topics and works on guidance papers in related key areas of AML.

Together with the other members of the Wolfsberg Group, we work closely with the Financial Action Task Force (FATF), an intergovernmental body that helps develop national and international policies on preventing money laundering and terrorist financing through consultation with the private sector. We have adopted the global FATF standards with respect to record keeping.

In 2019, we have successfully achieved ISO certification in accordance with ISO standard Anti Bribery Management System 37001:2016. The audit certifies that UBS’s global anti-bribery & corruption framework meets global requirements to prevent and detect bribery as defined by ISO, and it evidences UBS’s commitment. The ISO certification is renewed annually and is the result of UBS proactively engaging an accredited ISO auditor. The ISO standard requires a series of measures which are aimed at preventing, detecting and addressing bribery. Such measures include, but are not limited to: policies and procedures, culture and tone from the top, appropriate resourcing, training, risk assessments, third party due diligence, and implementing appropriate controls.

→   Refer to the “Assurance and certification” section for the ISO 37001:2016 certificate

Monitoring

We apply Know Your Client rules and use advanced technology to help identify suspicious transaction patterns and compliance risk issues.

We continue to invest in our detection capabilities and core systems as part of our financial crime prevention program.

Our framework requires any suspicious activities to be promptly escalated to independent control units and external authorities, as required by law. Our monitoring framework covers risk-based transaction monitoring, real-time screening and retroactive searches. The UBS AML monitoring framework is established in accordance with the Monitoring Screening and Searching Wolfsberg Statement and is reviewed on an annual basis.

→   Refer to the “Our governance and principles” section for information about combating financial crime governance and policies

Ratings and recognitions

In 2019, we continued to gain industry recognition for our commitment to improving performance under ESG criteria and for our efforts in offering clients world-class expertise and sustainable products. For the fifth year running, we were named the best performer in the Diversified Financial Services and Capital Markets Industry of the Dow Jones Sustainability Index (DJSI), the most widely recognized corporate sustainability rating. MSCI ESG Research maintained our rating at AA, while Sustainalytics ranked our firm as an industry leader.

Ratings and recognitions1

Ratings and recognitions	Scope	UBS result
Dow Jones Sustainability Indices (DJSI)	Environmental, social and governance (ESG) performance	Industry leader Index member of DJSI World and DJSI Europe
CDP	Climate change	Climate A- rating (on Leadership band)[2]
Sustainalytics	ESG performance	Leader score within our industry 95th percentile ranking
MSCI	ESG performance	AA rating Top three among primary peer group[3]
ISS-ESG	ESG performance	Corporate responsibility prime status
FTSE4Good Index	ESG performance	Index member
Euromoney Private Banking and Wealth Management Survey 2019	Philanthropic advice	Winner
Euromoney Private Banking and Wealth Management Survey 2019	SRI / Social impact investing	Winner
PWM / The Banker Global Private Banking Awards 2019	Sustainable investing	Winner
Environmental Finance Sustainable Investment Awards 2019	Best ESG Hybrid Fund	Winner
Environmental Finance Sustainable Investments Awards 2019	Best ESG Initiative of the Year	Winner
GRESB Real Estate, Debt and Infrastructure assessments	Sustainability performance of real asset portfolios worldwide

Submission of 20 of REPM’s (Real Estate & Private Markets) flagship funds (across real estate equity, real estate debt and infrastructure globally), representing 95% of REPM’s direct pooled real estate and infrastructure vehicles globally. 15 real estate and infrastructure funds achieved 5-star status, the highest recognition available

ShareAction	Stewardship	AM ranked as the leading asset manager globally for voting on climate-related resolutions

Driving change in business

Ratings and recognitions  (continued)

Ratings and recognitions	Scope	UBS result
Corporate Engagement Awards	Community investment	Gold for Best Educational Programme Best alignment of brand values through sponsorship activity
Better Society Awards (UK)	Community investment	Highly Commended for Commitment to Local Community
Global Good Awards (UK)	Community investment	Gold for Community Partnerships in Education and Entrepreneurships Silver Award in the Best Education Project category for UBS’s 10 year partnership with The Bridge Academy
2019 Top 10 Enterprises for Public Welfare (China)	Community investment	Winner of the Charity Award
Japan Corporate Philanthropy Award (Japan)	Community investment	Grand Prix of the Award
Employer of Tomorrow Award (Polish Agency for Enterprise Development)	Employment-related and community investment	Winner
World’s Most Attractive Employers (Universum)	Employment-related	Top 50
Bloomberg Gender-Equality Index	Employment-related	Index member
Working Mother magazine's "100 Best Companies" (US)	Employment-related	Top 100
Best Places to Work for LGBT Equality (Human Rights Campaign), US	Employment-related	15th consecutive year
The Times Top 100 Graduate Employers (UK)	Employment-related	Top 100
Best HR Center of Expertise in Greater China Award (HRoot 2019)	Employment-related	Winner

1 All information provided is as of 31 December 2019, except where indicated.   2  As of 20 January 2020   3   As defined in the UBS Compensation Report 2019

Driving change in communities

Driving change in communities

Overview

At UBS, we are committed to making a lasting impact by addressing and overcoming disadvantage within our local communities. Our Community Affairs programs enable us to achieve this commitment. Through successful and sustainable partnerships with non-profit organizations and social enterprises, we make long-term investments into education and entrepreneurship. We provide strategic financial commitments and focused employee volunteering to drive change.

We believe every individual plays a role in ensuring a healthy and thriving future for our communities. This is why we offer UBS employees two days of paid leave to volunteer each year. Our focus on skills-based volunteering aims to address issues within society that hinder sustainable growth and development.

→   Refer to www.ubs.com/insociety  for more information

Our contributions in 2019

Our Community Affairs framework is global in scope and delivers both community and business impact in each of the regions in which we operate. The globally mandated strategy is flexible in nature, and regional execution of the strategy ensures we are aligning our programs to address local community issues and support business priorities. The impact of our Community Affairs program is driven by both financial donations and hours volunteered by our employees.

We use a global framework, based on the industry-leading London Benchmarking Group (LBG) model, for measuring and reporting on our Community Affairs programs and investments. Use of such a standardized model across our global strategy ensures that we are able to effectively focus our approach.

–   Cash  – direct cash contributions from the firm, including support through its affiliated foundations in Switzerland and the UBS Anniversary Education Initiative and contributions to the UBS Optimus Foundation.1

–   Employee time – the cost to UBS of the time that employees spend on community programs during working hours. This is calculated by multiplying the number of volunteer hours during working hours by the average hourly salary.

–   In-kind  – contributions of products, equipment, services and other non-cash items from the company to the community. For UBS, this is primarily the cost of making our premises available to our partner charities for events.

–   Management overheads – the cost associated with the firm’s Community Affairs function.

–   Community investment – long-term strategic involvement in community partnerships in the areas of education and entrepreneurship. 88% of UBS’s Community Affairs grants were made in these areas.

–   Commercial initiative – activities in the community, to directly support the success of the company, promoting corporate brand identities and other policies, in partnership with charities and community-based organizations.

–   Charitable gifts – intermittent support to a wide range of good causes in response to the needs and appeals of charitable and community organizations. This includes our programs to match employee donations.

1 All cash contributions shown here are recognized on a cash rather than accrual basis. The cash contribution does not include contributions totaling USD 513,845 which are required by law (India and South Africa). This is consistent with LBG methodology. Separately (see page 48 of this report), we recognize UBS Optimus Foundation contributions on an accrual basis reflecting committed grants made in the reporting period.

Driving change in communities

Employee volunteering

In 2018, we made a commitment to our local communities by setting a target to achieve 40% of employees volunteering by the end of 2020, of which 40% of volunteer hours will be skills-based.

By encouraging our employee volunteering efforts towards skills-based volunteering, we ensure that we work to tackle local social issues in the most powerful and effective way. Our skills-based volunteering programs include building the capacity of social enterprises through mentoring and supporting the career aspirations of local students. Leveraging the specialized skills and talents of our employees is key to the success of our program and to our business.

Progress against 2020 target

We are making progress towards our 2020 target, and at the end of 2019, 38% of our global workforce volunteered, with 48% of the hours being skills-based.

	Target 2020	2019	2018	2017
Number of employees volunteering		27,297	25,256	20,140
% employees engaged	40%	38%	36%	31%
Number of volunteer hours		202,784	197,807	168,226
% hours that are skills-based	40%	48%	45%	38%

Measuring Impact

Our strategic focus is on education and entrepreneurship. We offer programs which support young people globally, to help increase their educational attainment and acquire workplace skills. We also work with entrepreneurs to help them build and scale businesses that tackle unemployment and revitalize underserved communities. Many of our offices focus on social entrepreneurship, supporting businesses that have social impact at the heart of their business model.

UBS uses the global LBG framework to capture data from our Community Affairs partners on the impact that UBS’s contributions have made.

Individual beneficiaries in 2019

Our Community Affairs program benefited 280,858 young people and entrepreneurs across all of the regions in which we operate.

We also measure the extent to which our support has benefitted them (i.e., by using the LBG depth of impact scale in the figure below). Measuring based on this model has shown that UBS’s support has substantively improved or transformed the lives of 107,388 individuals in 2019. This represents 38% of the number of beneficiaries for whom depth of impact was reported.

Driving change in communities

Impacting organizations in 2019

36

intermediary organizations supported by UBS that are building the capacity of charities, social enterprises and social sector organizations

1,742

third-party organizations reached by UBS’s support for intermediary organizations

2025 goal

We know that long-term change can only be achieved by setting long term and impactful targets. In 2020, for the first time, we are setting a long-term target on the change that we want to make.

Our 2025 goal is to support 1 million young people and adults to learn, and develop skills for employment, decent jobs and entrepreneurship by 2025. We recognize this is best achieved through strategic grant funding and by engaging our employees in skills-based volunteering. Our work will focus on supporting three UN Sustainable Development Goals (SDGs) specifically: SDG 4 Quality Education, SDG 8 Decent work and economic growth and SDG 10 Reduced inequalities.

We will continue to use our depth of impact scale (see above) to report both, the number of beneficiaries we have reached, and the extent to which our support has changed lives. We also have a 2020 target to maintain 38% of beneficiaries whose lives are "improved" or "transformed" by UBS's support.

Our sustainability track record

1954	Beginnings of Community Affairs at Wealth Management US
1962	Establishment of Union Bank of Switzerland’s 100th anniversary foundation (since 1999: UBS Culture Foundation)
1971	Launch of A Helping Hand from UBS Employees (UBS Mitarbeiter helfen) in Switzerland
1972	Establishment of Swiss Bank Corporation’s 100-year anniversary foundation (since 1999: UBS Foundation for Social Issues and Education)
1978	Beginnings of Community Affairs in EMEA
1982	Establishment of first energy-functional unit
1988	Co-founding member of Business in the Community in the UK
1989	First bank in Switzerland with the position of environmental officer
1992	First formal energy guidelines
1993	Among the first signatories of the United Nations Environment Programme bank declaration (UNEP FI)
1994	Introduction of first environmental policy
1995	Publication of first environmental report and introduction of environmental credit assessment procedure for Swiss corporate clients
1996	Introduction of employee volunteering at Wealth Management US and of matched-giving scheme for London employees
1997	Launch of Socially Responsible Investment (SRI) Funds Establishment of the Investment Bank Community Affairs in Stamford (monetary and in-kind donations, and employee volunteering).
1998	Merger of Union Bank of Switzerland and Swiss Bank Corporation to create UBS
1999

Founding member of Wolfsberg Group

First bank to obtain ISO 14001 certification for worldwide environmental management system in banking business and launch of Environmental Risk Policy in the Investment Bank

Establishment of UBS Optimus Foundation

2000

UBS among first companies to sign UN Global Compact

Wolfsberg Group Anti-Money Laundering (AML) Principles for Private Banking (revised 2002)

UBS commences reporting on corporate responsibility in Annual Report

2001

Establishment of Corporate Responsibility Committee, a Board of Directors committee, and publication of first Corporate Responsibility section in Annual Report

Establishment of a Global Diversity Steering Committee within the Investment Bank

Founding member of European Social Investment Forum (Eurosif)

Wolfsberg Group Commitment against Terrorism

Employee volunteering time-off policy introduced for London employees

2002

Wolfsberg Group Statement on Fight against Financing of Terrorism and AML Principles for Correspondent Banking

Launch of Group-wide Diversity initiative

Founding signatory of CDP (originally known as Carbon Disclosure Project)

Commencement of joint Wealth Management and Investment Bank Community Affairs in Chicago

Expansion of in-house environmental program to Corporate Services outside Switzerland

2003

First financial services firm to formally register interest as an academy sponsor in the UK (leads to the opening of the The Bridge Academy, Hackney, in 2007)

Institution of NGO communications and analysis function

2004	Establishment of SRI Equity Research in the Investment Bank

 Our sustainability track record

2005	Establishment of coordination function for Community Affairs in Switzerland Setting up of UBS Tsunami Relief Fund UBS commences social reporting in Annual Report (section on employees)
2006

Introduction of climate strategy

Adoption of UBS Statement on Human Rights

Wolfsberg Group releases Investment Banking FAQs, Guidance for Mutual Funds and Pooled Vehicles, Correspondent Banking FAQs and Guidance on the Risk-Based Approach

2007

Establishment of SRI Research in Global WMBB

Wolfsberg Group Statement against Corruption and Wolfsberg Group Statement on Transparency in International Payments

First company-wide volunteering at Wealth Management US

2008	Introduction of group-wide Responsible Supply Chain Guideline Wolfsberg Group Revised PEP FAQs
2009

UBS applies Global Reporting Initiative (GRI) framework to its 2008 non-financial disclosure

UBS’s Sustainability Disclosure 2008 meets the requirements of level A+ of the GRI (continued in subsequent years)

UBS Asset Management becomes a signatory to the Principles for Responsible Investment (PRI)

2010	Launch of UBS’s new Code of Business Conduct and Ethics Publication of UBS Position on Controversial Activities
2011	Convener of Thun Group of Banks on banking and human rights Establishment of UBS Environmental & Social Risk Committee Awarded with UK Big Society Award (established by the UK Prime Minister)
2012

UBS celebrates its 150th anniversary

Setting up of the UBS International Center of Economics in Society at the University of Zurich

Global roll-out of the Investment Bank’s environmental, social and governance (ESG) Analyzer

2013	Thun Group launches discussion paper on banking and human rights Renewal of climate strategy
2014

Introduction of UBS Environmental and Human Rights Policy

Launch of UBS and Society, UBS’s sustainability organization

Publication of UBS’s comprehensive Environmental and Social Risk Framework document

UBS’s Sustainability Disclosure 2013 meets the requirements of GRI G4 comprehensive

2015	Dow Jones Sustainability Indices (DJSI) industry group leadership Appointment of Head UBS and Society
2016	DJSI industry group leadership maintained Introduction of UBS and Society Policy (replacing and expanding upon UBS Environmental and Human Rights Policy)
2017

DJSI industry group leadership maintained for third year running

UBS and Society constitutional document (replaces UBS and Society policy)

UBS unveils a blueprint for channeling private wealth towards the UN SDGs at the World Economic Forum Annual Meeting in Davos

UBS joins UN working group on TFCD implementation to help banks disclose their exposures to climate-related risks and opportunities

2018

Listed as number 1 market player for sustainable investments in Switzerland according to the Swiss sustainable investment market study 2018

DJSI industry group leadership maintained for fourth year running

MSCI ESG increased rating of UBS from A to AA

UBS and Society renamed into UBS in society

2019	DJSI industry group leadership and MSCI ESG rating of AA maintained Appointment of Head Sustainable Finance

→   Refer to www.ubs.com/history  for information on the history of UBS

Assurance and certification

Independent assurance report by EY

 Assurance and certification

EY
Building a better working world

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

To the Management of

UBS Group AG, Zurich

Basel, 27 February 2020

Independent assurance report

We have undertaken a limited assurance engagement on the information disclosed as part of the sustainability reporting of UBS Group AG on the basis of the Global Reporting Initiative (GRI) for the period 1 January to 31 December 2019 (hereafter the "report"):

- Information in the "Sustainability Report 2019" (online at www.ubs.com/annualreporting as of 5 March 2020)

Limitations of the engagement

Our engagement was limited to the information listed above. We have not assessed the following information disclosed in the report:

- The financial information in scope of the statutory audit of the financial statements has not been additionally reviewed to obtain limited assurance. Our engagement was limited to the presentation of the information in line with the GRI requirements.
- Forward-looking statements.

Responsibility of UBS Group AG's management

The management of UBS Group AG is responsible for the preparation of the report and the information contained therein in accordance with the applicable criteria. This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation of the report that is free from material misstatement, whether due to fraud or error.

Applicable criteria

We assessed the information in the sustainability reporting against the following criteria (hereafter "criteria"):

- GRI Sustainability Reporting Standards, Comprehensive Option

A summary of the standards is presented on the GRI homepage (online at *https://www.globalreporting.org/standards/gri-standards-download-center*). We believe that these criteria are a suitable basis for our review.

Independence and quality control

We have complied with the independence and other ethical requirements of the *International Code of Ethics for Professional Accountants* issued by the International Ethics Standards Board for Accountants, which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behavior.

The firm applies International Standard on Quality Control 1 and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

EY
Building a better working world

Our responsibility

Our responsibility is to express a limited assurance conclusion on the information disclosed in the sustainability report based on the procedures we have performed and the evidence we have obtained. We conducted our limited assurance engagement in accordance with International Standard on Assurance Engagements (ISAE) 3000 "Assurance Engagements Other than Audits or Reviews of Historical Financial Information", issued by the International Auditing and Assurance Standards Board. This standard requires that we plan and perform the engagement to obtain limited assurance about whether the report is free from material misstatement.

In accordance with the engagement agreement, our duty of care for this engagement only extends to the management of UBS Group AG.

Based on risk and materiality consideration we have undertaken procedures to obtain sufficient appropriate evidence. The procedures selected depend on the auditor's judgment. This includes the assessment of the risks of material misstatements in the report with regard to the applicable criteria. The procedures performed in a limited assurance engagement vary in nature and timing from, and are less in scope than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had we performed a reasonable assurance engagement.

Summary of work performed

Our limited assurance procedures included, amongst others, the following work:

- Interviews with representatives of senior management and employees regarding the sustainability strategy and the materiality matrix
- Review of material topics against key issues raised in stakeholder dialogues, areas of performance covered in external media reports and sustainability reports of UBS' peers
- Interviews with employees responsible for preparing the GRI-based sustainability reporting to assess the process of preparing the report, the reporting system, the data capture and compilation methods as well as internal controls to the extent relevant for a review of the report
- Interviews of employees in specialist departments responsible for the topics included in the „Sustainability Report 2019"
- Review of the documentation of the systems and processes for compiling, analyzing, and aggregating sustainability data and testing such documentation on a sample basis
- Analytical considerations, interviews and review of documents on a sample basis with respect to the compilation and reporting of quantitative data included in the report
- Review of the application of the GRI Sustainability Reporting Standards in accordance with the Comprehensive Option
- Evaluation of the overall view of sustainability information provided in the report

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our conclusion

Based on the procedures we have performed and the evidence we have obtained, nothing has come to our attention that causes us to believe that the report has not been prepared, in all material respects, in accordance with the applicable criteria.

Ernst & Young Ltd

Marie-Laure Delarue
Partner

Roger Müller
Partner

 Assurance and certification

ISO 14001 and 50001 certificates

UBS is globally certified according to ISO 14001, the international environmental management system standard.
In 1999, UBS was the first bank to obtain ISO 14001 certification for its worldwide environmental management system. The management system covers the entire scope of UBS’s products, services and in-house operations that may give rise to an environmental impact. Additionally, we have further developed our environmental and energy management system in our European locations in order to be compliant with ISO 50001. We received the first ISO 50001 certification (energy management system standard) in 2017. The integrated management system is externally audited annually and re-certified every three years.

These comprehensive audits verify that appropriate policies and processes are in place to manage environmental and energy-related topics and that they are executed in day-to-day practice.

In 2019, UBS successfully passed the ISO 14001 and ISO 50001 surveillance audit on its environmental and energy management system.

UBS Group AG

Scope for certificate 2017-015

The scope of this ISO 14001:2015 certification is as follows:

The EMS includes banking business activities, UBS employees, products and services of the following business divisions (Corporate Center, Wealth Management, Wealth Management Americas, Personal and Corporate Banking, Asset Management and the Investment Bank) with environmental aspects governed under the UBS and Society policy (available at www.ubs.com/ubsandsociety). The EMS applies to all in-house operations and all major locations and data centers in the following geographical locations (as per the UBS Scope Register v.1.0).

The Environmental Management System is centrally managed out of Zurich, Switzerland. The scope mentioned above applies to the following locations:

Argentina	Ireland	Puerto Rico
Australia	Israel	Qatar
Austria	Italy	Russia
Bahamas	Japan	Saudi Arabia
Bahrain	Jersey	Singapore
Brazil	Kazakhstan	South Africa
Canada	Korea, Republic of	Spain
Cayman Islands	Lebanon	Sweden
Chile	Luxembourg	Switzerland
China	Malaysia	Taiwan
Colombia	Mexico	Thailand
Denmark	Monaco	Turkey
Egypt	Netherlands	United Arab Emirates
France	New Zealand	United Kingdom
Germany	Nigeria	United States
Hong Kong	Panama	Uruguay
India	Philippines	
Indonesia	Poland	

The Environmental Management System mentioned in the above scope is restricted as defined in "Manual for UBS's environmental and energy management systems" version 9, dated July 14, 2017.

This scope (edition: March 8, 2018) is only valid in connection with certificate 2017-015.

Page 2 of 2

Digital version

 Assurance and certification

Certificate

Certificate number: 2017-017

Certified by EY CertifyPoint since: September 1, 2017

Based on certification examination in conformity with defined requirements in ISO/IEC 17021-1:2015, the Energy Management System as defined and implemented by

UBS Group AG*

located in Zurich, Switzerland is compliant with the requirements as stated in the standard:

ISO 50001:2011

Issue date of certificate: September 1, 2017

Expiration date of certificate: June 29, 2020

EY CertifyPoint will, according to the certification agreement dated June 23, 2017, perform surveillance audits and acknowledge the certificate until the expiration date noted above.

**The certification is applicable for the assets, services and locations as described in the scoping section on the back of this certificate.*

Drs. J. Sehgal RE | Director, EY CertifyPoint

© Copyrights with regard to this document reside with Ernst & Young CertifyPoint B.V., headquartered at Antonio Vivaldistraat 150, 1083 HP Amsterdam, the Netherlands. All rights reserved.

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UBS Group AG

Scope for certificate 2017-017

The scope of this ISO 50001:2011 certification is as follows:

The EnMS includes all in-house operations conducted at 38 locations, consisting of offices and datacenters in selected European countries and cities as per the UBS Scope Register v.1.0 (January 26, 2017).

The Energy Management System is centrally managed out of Zurich, Switzerland. The scope mentioned above applies to the locations in following cities:

France, Bordeaux	Italy, Brescia	Poland, Warszawa
France, Lyon	Italy, Firenze	Poland, Wroclaw
France, Nantes	Italy, Milano	Poland, Zabierzów
France, Paris	Italy, Modena	Spain, Barcelona
France, Strasbourg	Italy, Napoli	Spain, La Coruña
Germany, Berlin	Italy, Padova	Spain, Madrid
Germany, Düsseldorf	Italy, Roma	Spain, Seville
Germany, Frankfurt	Italy, Torino	Spain, Valencia
Germany, Hamburg	Italy, Treviso	Spain, Zaragoza
Germany, München	Italy, Varese	United Kingdom, London
Germany, Stuttgart	Luxembourg, Luxembourg	Switzerland, Zurich
Italy, Bologna	Poland, Kraków	

The Energy Management System mentioned in the above scope is restricted as defined in "Manual for UBS's environmental and energy management systems" version 9, dated July 14, 2017.

This scope (edition: July 14, 2017) is only valid in connection with certificate 2017-017.

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euroCompliance
AFFIRMING SHARED VALUES

UBS Group AG

Bahnhofstrasse 45, CH-8001 Zurich, Switzerland

has been assessed and certified as meeting the requirements of the standard

ISO 37001 : 2016

for the Anti-Bribery Management System in relation to its activities of global financing services.

CERTIFICATE n° 3741191003A

Date of issuance March 18th 2019 valid until March 17th 2022

Subject to satisfactory surveillance visits

List of entities under scope

euroCompliance - 76 rue de la Pompe - 75116 Paris, France

Philippe Lesoing, General Manager

cofrac
CERTIFICATION DE SYSTEMES DE MANAGEMENT
Accréditation n°4-0599

www.eurocompliance.com

Signature numérique de CELESTE CORNU IE

 Assurance and certification

ISO 37001 certificate

Charter of the Corporate Culture and Responsibility Committee

Excerpt from The Organization Regulations of UBS Group AG (Annex C – Charter for the Committees of the Board of Directors of UBS Group AG)

Corporate Culture and Responsibility Committee
7.1

The CCRC supports the Board in its duties to safeguard and advance the Group’s reputation for responsible and sustainable conduct. Its function is forward-looking in that it monitors and reviews societal trends and transformational developments and assesses their potential relevance for the Group. In undertaking this assessment, it reviews stakeholder concerns and expectations pertaining to the societal performance of UBS and to the development of its corporate culture. The CCRC’s function also encompasses the monitoring of the current state and implementation of the programs and initiatives within the Group pertaining to corporate culture and corporate responsibility.

In general
7.2

The CCRC’s responsibilities and authorities are  to:

(i)        General:

(a)               monitor and advise the Board on current and emerging societal trends and developments of potential relevance for the Group;

(b)               review and assess the current state and implementation of the corporate culture and corporate responsibility programs and initiatives within the Group; and

(c)                monitor the consistent application of the behaviors of integrity, challenge and collaboration within UBS;

(ii)       Policies  and  regulations:

(a)               monitor  and  advise  the  Board  on  evolving  external  corporate  culture  and  corporate  responsibility  regulations, standards and  practices;

(b)               conduct the annual review process for the  Code  of  Conduct  and  Ethics  of  UBS  and  make  proposals  for  amendments  to  the  Board; and

(c)                review  and  oversee  that  policies  and  guidelines  of  UBS  pertaining  to  corporate  culture and corporate responsibility are relevant and up to date;

(ii)       Strategy:

(a)               monitor  the  effectiveness  of  actions  taken  by  UBS  relating  to  the  corporate  culture and responsibility regulations and policies as well  as  objectives  of UBS;

(b)               support the GEB, if required, in the adjustment of processes pertaining to corporate culture and responsibility;

(c)                approve  UBS  in  society’s  overall  strategy  and  annual  objectives  and

(d)               support  a  strong  and  responsible  corporate  culture  firmly  founded  in  a  spirit  of  long-term  thinking;

(iv)      Programs  and  initiatives:
oversee UBS’s corporate culture and corporate responsibility programs and initiatives, including:

(a)               UBS in society;

(b)               sustainable and impact investing;

(c)                client philanthropy;

(d)               environmental  and  social  (including  human rights) risk management;

(e)                climate strategy;

(f)                 in-house environmental management;

(g)               responsible supply chain  management;

(h)               community affairs;

(i)                 diversity  and inclusion;

(j)                 talent management;

(k)                working environment; and

(l)                 combating financial crime;

(v)       Communications:

(a)               advise  the  Board  on  the  reporting  of  the  Group’s  corporate  culture  and  responsibility  strategy  and  activities,  review  the relevant sections of the Group’s annual report, and provide oversight of the annual UBS sustainability disclosure assurance audit process; and

(b)               monitor  and review communications  with stakeholders on  corporate  culture  and  corporate  responsibility  (including  with  relevant  organizations  and  with  sustainability  rating  and  ranking  bodies)  and  their  effectiveness  with  regard  to  the  reputation  of the Group.

Responsibilities and authorities

Appendix 1 – Governance and policies

Our Code of Conduct and Ethics

In this Code, the Board of Directors and the Group Executive Board set out the principles and practices that define our ethical standards and the way we do business.

By following it, we will foster an ethical culture where responsible behavior is second nature. We will protect our most important asset – our reputation. And, ultimately, we will create lasting value for our shareholders. The Code sets the standards that help us to make that happen.

It is based on three Principles: client focus, which is about building relationships that create long-term value, focusing on investment returns and anticipating and managing conflicts of interest; excellence in everything from our products and services to how we collaborate across the firm to deliver the best of what UBS has to offer; and sustainable performance, which is about working continuously to strengthen our reputation as a rock- solid firm and provide consistent returns for shareholders.

It is essential that we all follow these Principles. In short, if we do business in the right way, we will be a better business, and an even more successful one.

The Code applies to everything and everyone

The Code covers our dealings with stakeholders, clients, counterparties, shareholders, regulators and business partners – and each other. And it is the basis for all our policies, guidelines and procedures.

Ignorance of the Code is no excuse

As part of our training, everyone hears about the standards in the Code and learns how to apply them. But we also strongly encourage you to read the Code and get to know it. Not knowing the Code is no excuse for violating it.

Our Boards are fully behind the Code – and needs the whole bank to be behind it, too

The Code has the full backing of the Board of Directors and Group Executive Board. And every one of us needs to make sure our day-to-day actions and decisions follow the standards set out here. Above all, we must put the interests of UBS, our clients and our shareholders above our own.

Of course, the Code cannot describe every possible situation. If you find yourself dealing with something unexpected, apply these ethical standards in your judgment and get guidance or help.

Thank you for your support.

Axel A. Weber

Chairman of the Board of Directors

Sergio P. Ermotti

Group Chief Executive Officer

Laws, rules and regulations

Obeying the law

We obey the laws, rules and regulations where we live, work and do business – as well as our own governance documents.

And we cooperate with our regulators, being open and transparent in our dealings with them.

Cross-border business

When we are working across borders, we obey all pertinent laws, rules and regulations – both at home and abroad.

If we are selling to, buying from, visiting or dealing with clients from outside our home country, it is our job to understand what rules, laws or policies apply – and follow them.

Fair dealing and fair competition

We succeed by outperforming our competitors fairly and honestly, not by resorting to unfair or underhand tactics.

We don’t stretch, distort or try to hide the facts or the truth. Nor do we use information we are not meant to have to gain an unfair advantage over competitors.

We act fairly, honestly and in good faith with everyone we deal with: our clients, business partners, competitors, suppliers, the public and each other.

And we act in the interest of fair and effective competition and respect all the laws, rules and regulations that are designed to create a level playing field for all – including antitrust and competition laws.

Fighting crime

We have a duty to contribute to the integrity of the financial system, as well as our own business.

So we do whatever we can to combat money laundering, corruption and terrorist financing – including imposing global sanctions in line with our policy.

Money laundering

We have rigorous systems in place to detect, report and stop any suspected money laundering.

Corruption

We have zero tolerance for corruption or any kind of bribery, including so-called “facilitation payments.” We don’t offer or accept improper gifts or payments in the course of our business.

Criminal activity

We carry out due diligence and keep a constant lookout for any suspicious activities, reporting them to senior management as soon as we discover them. And we follow strict Know-Your- Customer regulations.

Tax matters

We follow all the laws, rules, regulations and treaties around tax that apply to us, all over the world – not just to the letter, but in their true spirit. We pay and report all taxes due. We report information relating to our own tax position and that of our clients and employees as required.

We will not help our clients or any other party avoid paying the tax that they owe or reporting their income and gains, nor will we support any transactions where we know or shall presume that the tax outcome is dependent on unrealistic assumptions or the hiding of facts.

We will also not contract with third parties that provide services for or on our behalf, where those acts help others to evade taxes owed.

Behaving responsibly and ethically

Values and ethics

We don’t just follow the laws, rules and regulations in everything we do. We do what is right. We don’t just ask ourselves whether what we’re doing is legal, but whether it fits with our three UBS Behaviors: Integrity, Collaboration and Challenge.

Client relationships

We look after our clients for the long term, winning their loyalty by earning their trust.

We try to anticipate what our clients are going to need before they ask. We go out of our way to give them an exceptional service. We make sure our products and services are adequate for our clients and are sold in a way that is not detrimental to their interests.

And we treat them fairly, and with the same courtesy and respect, however large or small they may be.

Conflicts of interest

We put our clients’ best interests before our own – and UBS’s interests before our personal interests. And we never let UBS’s or our personal interests influence our advice to a client, or our dealings with them.

We have systems to identify and manage potential conflicts of interest. And as soon as we do identify any such conflicts, we raise them immediately with our line manager or with Legal or Compliance & Operational Risk Control.

Appendix 1 – Governance and policies

Sharing, using and storing information

Reporting and information sharing

When we share or report anything, especially financial information – to either the public or our regulators – we take great care to make sure it is accurate, up to date and as easy to understand as it can be (and in line with any legal or regulatory requirements and best practice).

We maintain an internal control framework that is designed to support the preparation and fair representation of consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) and that are free from material misstatement.

Based on their audit work, our independent external auditors express an opinion on our internal controls over financial reporting as well as on the financial statements themselves. Our internal audit function often provides support to our external auditors in discharging their responsibilities, and also assesses the adherence to our strategy and the effectiveness of our governance, risk management and control processes.

Inside information

We never use inside information (material information that is not public) to do anything other than what it was given to us for in the first place.

Having made every effort to ascertain whether information is inside information, we only ever share such information on a need-to-know basis. That applies to people inside and outside UBS, in line with our internal procedures, as well as any relevant laws, rules and regulations.

Client confidentiality

Our clients trust us to keep the information they’ve shared with us safe and secure and only use it in the ways we’ve agreed with them.

We follow the highest standards of information security to keep our client information confidential and to protect legitimate client privacy rights. We have strict data security standards and procedures designed to prevent data being tampered with, seen or used by the wrong people, stolen, lost or destroyed.

We never share our clients’ details with anyone, unless we have their express permission to do so – or where we have a legal duty to share it with the relevant authorities. And even within UBS, we will only share client details with those colleagues who genuinely need to see it to serve our clients’ best interests.

Creating the right culture

Diversity and equal opportunity

We believe that people from different backgrounds, with different thoughts and opinions, make us a stronger business. They bring us valuable new ideas, approaches and experiences.

Regardless of their status, everyone has the same chance to get ahead at UBS – whatever their ethnicity, gender, national origin, age, ability, sexual orientation or religion. And we work to create a culture where everyone feels they are welcome, respected and that they are a valuable part of our team – whatever part of UBS they work in.

We do not tolerate any kind of discrimination, bullying or harassment. And we encourage each other to speak up and report it through clear channels, without fear of reprisals.

Performance and professionalism

Our professionalism, integrity and pursuit of excellence are how we create value for our clients and shareholders. So our compensation system is designed to reward long-term value creation by balancing performance and prudent risk-taking with a focus on conduct and sound risk management practices.

We know that our business is only as strong as our people. So we work hard to create a working environment where talent can thrive and reach its full potential.

Protecting our assets

We keep UBS’s assets safe and secure – from sensitive, confidential information about our business, plans and people to our intellectual property, systems and equipment, as well as documents, information and other materials belonging to others that are entrusted or made available to us. That means making sure that these assets are handled properly and used in line with relevant laws and regulations and doing what we can to prevent them from being lost, stolen, damaged or misused. We retain data to fulfill regulatory retention and legal hold obligations.

We will not use such assets for non-UBS business or for our own personal advantage.

Health and safety

We never do anything that might put people in danger or harm them in any way – whether they’re colleagues, clients, partners, competitors, visitors or anyone else.

We keep our workplaces safe by following health and safety rules. Doing this makes sure we have safe and healthy working conditions in which our dignity is respected.

Society and the environment

Integrating financial and societal performance

We integrate financial and societal performance for the mutual benefit of our clients and our firm.

So we’re constantly looking for better ways to do business in an environmentally sound and socially responsible manner.

That includes monitoring, managing and reducing any negative impact we might have on the environment and on human rights. It means managing social and environmental risks that our own and our clients’ assets are exposed to. And it means looking for sustainable investment opportunities, for ourselves and our clients.

Investing in our communities

We constantly look for ways to contribute to the well-being of our local communities – by supporting charitable activities financially and non-financially, including through our volunteering efforts.

Violating the Code

Disciplinary procedures

Anyone who breaks the rules (whether it is our Code, UBS policies or outside laws, rules and regulations) will face consequences – from reprimands and warnings to dismissals.

This includes not only the person who broke the rules, but also their line manager and anyone who knew about it but did not report it.

And where a violation amounts to criminal behavior, we will not hesitate to bring it to the attention of the relevant authorities.

Upholding the Code

From our Board of Directors down, we live up to this Code at all times, with no exceptions.

UBS will not accept any justification or excuse for breaking it, whatever the reason – whether for profit, convenience or competitive advantage or because a client or someone else asked for it.

Changes to the Code

The Code defines the way we do business. It is reviewed regularly to make sure it reflects our principles and standards and is consistent with the law. Whenever there’s a change, an announcement goes to every employee.

Affirmation process

Each of us declares that we have read and affirmed our awareness of the Code, as part of our annual affirmation process.

Speak Up

We immediately report any potential violations [of the Code] to our line manager or local investigations officer. We can also report them confidentially or anonymously using the whistleblowing procedures published on the intranet site goto/speakup.

UBS regards any form of retaliation against whistleblowers to be unacceptable.

And UBS expects its line managers to escalate and report any violations of laws, rules, regulations, policies, professional standards and the principles of the Code.

Questions about the Code

Any questions about any part of this Code, or what it means in practice, should go to the Group General Counsel or the Head of Group Compliance, Regulatory & Governance.

Appendix 1 – Governance and policies

UBS in society constitutional document

Our Commitment

UBS's goal is to be the financial provider of choice for clients wishing to mobilize capital towards the achievement of the United Nations Sustainable Development Goals (SDGs) and the orderly transition to a low-carbon economy (the Paris Agreement). We work towards this goal by integrating sustainability into our mainstream offerings, through new and innovative financial products with a positive effect on the environment and society, and by advising clients on their philanthropy. And it is through the management of environmental and social risks, the management of our environmental footprint and our sustainability disclosure that we continue to set standards in the industry.

Our cross divisional organization, UBS in society, focuses our firm on this direction. UBS in society is committed to making UBS a force for driving positive change in society and the environment for future generations. It will do so by focusing our firm on creating long-term positive impact for clients, employees, investors and society. Our ambition is to be:

–   A leader in sustainable finance across all client segments

–   A recognized innovator and thought leader in philanthropy1

–   An industry leader for sustainable business practices

–   An employer of choice

UBS in society covers all the activities and capabilities related to sustainable finance (including sustainable investing), philanthropy, environmental, climate and human rights policies governing client and supplier relationships, our environmental footprint, human resources as well as community investment. It is through this cross divisional organization that UBS leverages its expertise across all of these areas to drive sustainable performance.

We intend to make sustainable performance the standard across our firm and part of every client conversation. This means that we will focus on the long term and work to provide appropriate returns to all of our stakeholders in a responsible manner. In addition, we are transparent about our targets and progress wherever possible to demonstrate our commitment.

Scope

The document defines the principles, governance and controls for implementing this commitment. It outlines how UBS is becoming a force for driving positive change – in finance, in philanthropy, in communities and in our business. Our banking activities, in-house operations, supply chain management and community interactions are subject to, and must be conducted in compliance with, this commitment.

Principles

The following principles outline how UBS in society promotes the implementation of its commitment to make UBS a force for driving positive change in society and the environment for future generations, across four areas: in finance, in philanthropy, in communities and in our business.

In finance

We're reshaping the landscape of sustainable finance by using thought leadership, innovation and partnerships to support clients in their sustainability efforts. For:

–   Private investors: We're helping clients invest in companies that use their resources wisely and deliver reliable, long-term results. It’s important to us that our clients can invest in what they care about, make the difference they desire and still get the returns they are looking for.

–   Institutional investors: We're transforming the business of asset management and taking a long-term perspective by establishing sustainable and impact investing as core components across our offering and solutions.

–   Corporate organizations: We're offering in-depth research, innovative products and expert advice to organizations who would like to consider environmental, societal and governance criteria in their financing and investing decisions.

–   Swiss businesses: We're creating programs to help Swiss companies prepare for the new, low-carbon economy.

In philanthropy

We’re partnering with clients and others for good, by offering expert advice, carefully selected programs from UBS Optimus Foundation, and innovative social financing mechanisms, so that our clients can make meaningful and measureable impact:

–   UBS Optimus Foundation: We're making a measureable improvement in the lives of world's most vulnerable children. From getting more girls into school, to using solar power to improve maternal health we're bringing our clients, partners and extensive network together to support SDG-focused initiatives with the potential to be transformative, scalable and sustainable. We do this through evidence-based grant making and innovative social finance, finding the most effective ways to use capital to drive social change.

–   Philanthropy advisors: We’re dedicated to making the philanthropic vision of our clients come to life. From helping them understand where they can begin, to how they can give in the most effective way, our advice is supported by in-depth research. We offer access to a global philanthropist network and insight experiences through our Philanthropy Forums and visits to the foundation's programs.

1 Includes client and corporate donations

In communities

We recognize that UBS's long-term success depends on the health and prosperity of the communities of which we are part.

Our Community Affairs programs represent the firm's investment in communities. Our programs seek to overcome disadvantage through long-term investment in education and entrepreneurship. We provide UBS resources (both financial and employee volunteering) to drive change and create a positive impact. Our approach is to build sustainable and successful partnerships with non-profit organizations and social enterprises to ensure that our contributions have a lasting impact.

Our Community Affairs framework is global in scope and delivers both community and business impact in each of the regions in which we operate. Regional execution of the global strategy ensures we are effectively aligning our programs to address local community issues and support business priorities.

In our business

We’re leading by example in that we challenge ourselves and our peers to raise the bar and be open about the impact our actions have on society and the environment. Our focus is on:

–   Environmental and social risk: We apply an environmental and social risk (ESR) framework to identify and manage potential adverse impacts to the environment, the climate and to human rights as well as the associated environmental and social risks our clients' and our own assets are exposed to. UBS's comprehensive ESR standards are aligned with UBS in society, govern client and supplier relationships, and are enforced firm-wide and applied to all activities.

–   Environmental footprint: We set quantitative targets to reduce group-wide greenhouse gas emissions and the environmental impact of our operations. Environmental programs include investments in sustainable real estate and efficient information technology, energy and water efficiency, paper and waste reduction and recycling, the use of environmentally friendly products (such as renewable energy or recycled paper), business travel and employee commuting. UBS aims to reduce negative environmental and social impacts of goods and services it purchases and engages with suppliers to promote responsible practices.

–   Human resources: Our employees are crucial to our business success. We seek to attract, develop and retain talented people at all levels with diverse background and skills to effectively advise our clients, deliver innovative solutions, manage risk, navigate evolving regulatory requirements, and drive change. We also focus on increasing awareness of UBS in society amongst our employees by integrating sustainability topics in our employee lifecycle activities.

–   Corporate responsibility: We report openly and transparently about our firm's environmental, social, governance (ESG) performance, including UBS in society, and seek to maintain open dialogue and active communications with our stakeholders.

Responsibilities and Structure

The Corporate Culture and Responsibility Committee (CCRC)2 supports the UBS Board of Directors in its duties to safeguard and advance the Group’s reputation for responsible and sustainable conduct. It approves and monitors UBS in society's overall strategy and annual objectives, reviews that the UBS in society constitutional document is relevant and up to date, and oversees the program's annual management review.

The Group CEO3 supervises the execution of the UBS in society strategy and annual objectives. The Group CEO also informs the Group Executive Board (GEB) and Corporate Culture and Responsibility Committee (CCRC) about UBS in society updates as appropriate.

The Head UBS in society is UBS's senior level representative for environmental and sustainability issues. He or she is nominated by the Group CEO, chairs the UBS in society Steering Committee, is a member of the Global Environmental Social Risk Committee, and is a permanent guest to the CCRC. He or she develops the UBS in society strategy, leads in its execution, and submits annual objectives to the Group CEO. On behalf of the Group CEO, he or she proposes the UBS in society strategy and annual objectives to the CCRC for approval. He or she is supported by the UBS in society Executive Committee (EC)4 in this effort.

The UBS in society Steering Committee (SC)5 ensures firm-wide execution of the UBS in society strategy across business divisions, functions and regions. The Committee is chaired by the Head UBS in society and is composed of divisional, regional, and Group COO EC members as well as UBS in society EC members. SC members are nominated by their respective GEB member and/or the Head UBS in society, and are responsible to define and implement the sustainability strategy of their BA / Function (and to allocate resources accordingly) in line with the UBS in society strategy. SC members ensure their objectives and plans are signed off by their GEB member / ECs.

The Global Environmental & Social Risk Committee6 defines an ESR framework and independent controls that align UBS's environmental and social risk appetite with that of UBS in society. It is chaired by the Group Chief Risk Officer, who is responsible for the development and implementation of principles and appropriate independent control frameworks for environmental and social risks within UBS.

2 Responsibilities and authority of the CCRC are defined in Annex C of the Organization Regulations of UBS Group AG

3 As set out in the Business Regulations Corporate Center

4 As set out in the UBS in society Executive Committee Terms of Reference

5 As set out in the UBS in society Steering Committee Terms of Reference

6 As set out in the Global Environmental and Social Risk Committee Terms of Reference

Appendix 1 – Governance and policies

The Business Divisions are responsible for developing, providing resources to, and executing the UBS in society annual objectives in their respective division as they relate to client relationships, product development, investment management, distribution and risk management, predominantly in the areas of sustainable finance and client philanthropy.

The Regions are responsible for providing resources to, and executing Community Affairs objectives in their region through their respective regional Community Affairs teams. The Community Affairs objectives are aligned with the global framework of UBS in society.

The Corporate Center functions are responsible for developing, providing resources to, and executing UBS in society annual objectives as they relate to risk control, sustainability regulation, employee training and development, in-house environmental and supply chain management, and communications.

Reporting and Controls

Our commitment is implemented through a firm-wide management system steered by defined measurable objectives. Their achievement is reviewed on a semi-annual basis by the Head of UBS in society, and on an annual basis by the Corporate Culture and Responsibility Committee.

Progress made in implementing UBS in society's strategy, commitment, and objectives is reported as part of UBS's annual reporting. This reporting is reviewed and assured externally according to the requirements of the Global Reporting Initiative's (GRI) sustainability reporting guideline. We also regularly report on the implementation of our climate strategy and follow the recommendations provided by the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (TCFD) and externally verify our greenhouse gas reporting according to ISO 14064.

UBS is certified according to ISO 14001 and ISO 50001 international environmental and energy management standards. These certificates attest that UBS's environmental management system is an appropriate tool for evaluating compliance with the relevant environmental regulations, achieving self-defined environmental objectives, and maintaining continual improvement of environmental performance.

The implementation of our commitment and principles, as laid out in this document, is a process of continual improvement.

Standard Information

The Sustainable Development Goals (SDGs)

In September 2015, with the support of 193 nations, the United Nations launched the 2030 Agenda for Sustainable Development to end poverty, combat climate change, and fight injustice. Seventeen Sustainable Development Goals (SDGs) went into effect in January 2016 to address global socioeconomic imbalances threatening the lives of people living in developing economies and the future of generations to come.

The Paris Agreement

The Paris Agreement is an agreement within the United Nations Framework Convention on Climate Change (UNFCCC) signed in 2016. As of March 2019, 195 countries had signed committing to keep the long-term global average temperature increase to well below 2 °C above pre-industrial levels; and to pursue efforts to limit the increase to 1.5 °C above pre-industrial levels, recognizing that this would substantially reduce the risks and impacts of climate change. It also aims to increase the ability of parties to adapt to the adverse impacts of climate change, and make finance flows consistent with a pathway towards low greenhouse gas emissions and climate-resilient development.

Climate strategy

UBS considers an orderly transition to a low-carbon economy as vital. Orderly means that emissions are reduced in a measured way to meet climate goals, starting now. We support this transition through our comprehensive climate strategy. We are determined to protect our clients, and our own assets from climate-related risks in the context of uncertain policy and technology developments, mobilize private and institutional capital to finance the transition and reduce our own direct climate impact.

Environmental and social risk (ESR)

Environmental and social risks are broadly defined as the risk that UBS supports clients, or sources from suppliers, who cause or contribute to severe environmental damage or human rights infringements. Environmental and social risks can also arise if UBS's operational activities and its employees (or contractors working on behalf of UBS) fail to operate within relevant environmental and human rights regulations. Environmental and social risks (including human rights and climate-related risks) may result in adverse financial and reputational impacts for UBS.

Sustainable investments (SI)

Sustainable investing is an approach that seeks to incorporate environmental, social and governance (ESG) considerations into investment decisions. SI strategies seek to 1) achieve a positive environmental or social impact, and/or 2) align investments with an investor’s values regarding ESG topics, while aiming to improve the portfolio risk and return characteristics.

Sustainable finance

Sustainable finance refers to any form of financial service that integrates environmental, social and governance (ESG) criteria into the business or investment decisions for the lasting benefit of both clients and society at large.

7 NGFS  – A call for action, Climate change as a source of financial risk, First comprehensive report, 2019

Environmental and social risk policy framework

Comprehensive, highest industry standards, deeply rooted in our culture

Our comprehensive environmental and social risk framework is deeply rooted in our culture, and

–     governs client and supplier relationships and applies firm-wide to all activities

–     meets the highest industry standards as recognized by environmental, social, governance ratings

–     is integrated in management practices and control principles and overseen at the most senior level of our firm.

This framework  is  aligned  with  our  UBS in society organization  that  covers all the activities and capabilities related to sustainable finance (including sustainable investing), philanthropy, environmental, climate and human rights policies governing client and supplier relationships, our environmental footprint, human resources as well as community investment.

Introduction

We live  in  a world that  is  more interconnected,  more interde- pendent and more interactive  than  ever  before.  Rapid techno- logical advances in  particular continue  to  have  a profound  effect  on the economic,  political, cultural,  environmental  and social landscape.  These  advances have  changed the way  we think  and act.  They have  altered  the way  we do business. They have transformed  the  products  and  services  we  consume, and reshaped the perceptions  of  the world around  us. While this  has  brought  with it significant benefits and opportunities, it has  also created  far  greater  awareness of  the challenges we all  face.

As a global company,  and the largest truly global wealth manager to high net worth and ultra high net worth clients,  UBS is  in  a unique  position to  help address these challenges, both together with our  clients and through  our  own efforts.

Our principles and standards clearly define how we want  to do  things at UBS.  They  apply  to all aspects  of our business  and  the ways in  which  we engage with our  stakeholders. Our Code of Conduct and Ethics documents our corporate responsibility.  Our work in  key  societal areas  such  as protecting the environment  and respecting human  rights are  part  of  this.  Living up to  our  societal responsibilities contributes  to  the wider goal of  sustainable development. As  a global firm we take  responsibility to  lead the debate on important societal topics, contribute  to  the setting of  standards and collaborate  in  and beyond our  industry.

Managing environmental and  social  risks  is  a  key component  of  our  corporate  responsibility. We apply  an  environmental and  social  risk  policy  framework  to all  our  activities.  This  helps  us  identify  and  manage  potential adverse  impacts  to the  environ-  ment  and  to human rights,  as  well  as  the  associated  risks  affecting  our  clients  and  us.  We have set  standards  in  product  development,  investments,  financing and  for supply  chain management decisions.  We have identified  certain  controversial  activities  we  will  not  engage  in, or  will  only  engage  in  under  stringent  criteria. As  part  of  this  process,  we  engage  with  clients  and  suppliers  to better  understand  their  processes  and  policies  and  to explore  how  any environmental and  social  risks  may be  mitigated.

The foundation of UBS’s  environmental and social risk policy  framework  is  established  in  the Code of Conduct and Ethics of UBS and the  UBS in society constitutional document.

Appendix 1 – Governance and policies

Our focus

Our industry  is playing an active role in addressing global issues such as human rights and the protection of our environment. Climate change impacts ecosystems, societies, and economies worldwide, and we support clients achieving their goals in support of the transition to a low-carbon economy. Growing environmental and human rights concerns have resulted in a fast-changing regulatory and competitive landscape which is affecting our firm, our suppliers and our clients. In  response to  these emerging  risks and opportunities, we are shaping appropriate solutions and commitments.

Over twenty-five years ago, UBS was one of the first financial institutions to sign the United Nations (UN) Environment Pro- gramme’s “Statement by Financial Institutions on the Environ- ment and Sustainable Development.” We were also among the first companies to endorse the UN Global Compact, we were an original signatory of the CDP, and our Asset Management (AM) business is an Investment Manager signatory to the Principles for Responsible Investment.

In 2019, we became a founding signatory of the UN Principles for Responsible Banking. The Principles constitute a comprehensive framework for the integration of sustainability across banks. They define accountabilities and require each bank to set, publish and work toward ambitious targets.

In 2000,  our firm was a founding member of the Wolfsberg Group of banks, which was originally set up to promote good practice in combatting money laundering. In 2011, the firm was a driving force behind the establishment of the Thun Group of Banks, which has in the meantime published two discussion papers that seek to establish a framework to facilitate the identification of the key challenges and best practice examples for the banking sector’s implementation of the UN Guiding Principles on Business and Human Rights (UNGPs). We are a member of the Roundtable on Sustainable Palm Oil (RSPO).
In 2014, we endorsed the Banking Environment Initiative’s and Consumer Goods Forum’s “Soft Commodities” Compact, which reconfirms our commitment  to  developing and implementing  responsible business standards.

Progress made in implementing UBS in society is reported as part of UBS’s annual reporting. This reporting is reviewed and assured  externally  according to the  requirements of the Global Reporting Initiative’s (GRI) Sustainability Reporting Guideline. UBS is certified according to ISO 14001, the international environmental  management  standard.

→   Refer to the “Driving change in business” section of this document for an overview of external commitments and memberships

Climate change

Climate change  is  one  of  the  most  significant  challenges  of  our  time.  The  world’s  key  environmental  and  social  challenges  –  such  as population growth, energy security,  loss  of  biodiversity  and access to  drinking  water  and food – are  all  closely intertwined with climate  change.  This makes  the transition  to  a low-carbon  economy  vital. We  support this  transition  through  our  comprehensive  climate  strategy, focusing on four pillars:

–   Protecting our own assets: We have reduced carbon-related assets on our balance sheet to 0.8% or USD 1.9 billion as of 31 December 2019, down from 1.6% at the end of 2018 and 2.8% at the end of 2017. In 2019 we also revised our standards in the energy and utilities sector and further embedded climate-related risk into our standard risk management framework.

–   Protecting our clients’ assets: We support our clients’ efforts to assess, manage and protect them from climate-related risks by offering innovative products and services in investment, financing and research. We also actively engage on climate topics with companies that we invest in.

–   Mobilizing private and institutional capital: We mobilize private and institutional capital towards investments facilitating climate change mitigation and adaptation and in supporting the transition to a low-carbon economy as corporate advisor, and/or with our lending capacity.

–   Reducing our direct climate impact: We have committed to using 100% renewable electricity by mid-2020. This will reduce our firm’s GHG footprint by 75% compared with 2004 levels.

We publicly support international, collaborative action against climate change. Our Chairman is a signatory to the European Financial Services Round Table’s statement in support of a strong, ambitious response to climate change. Our Group CEO is a member of the Alliance of CEO Climate Leaders, an informal network of CEOs convened by the World Economic Forum and committed to climate action. Our Head Sustainable Equity Team within AM is a member of the Task Force on Climate-related Financial Disclosures (TCFD).

→   Refer to the “Our governance and principles” section of this document for the full climate strategy

Forests and biodiversity

Deforestation and forest  degradation can cause biodiversity to  decline.  As  approximately  80% of  the world’s  documented species are  found  in  tropical rainforests,  deforestation will  impact global biodiversity. Deforestation is,  in  fact, second only to  the energy sector  as a source  of  global greenhouse gas emissions and accounts  for  up to  20%  of  emissions, more than  the entire  global transport sector.

It is  further estimated  that  more than  50%  of  tropical defor-  estation is  due to  the production of  soy,  palm  oil,  timber and beef.  In  human  terms,  millions  of  people rely directly on forests (small-scale agriculture,  hunting  and gathering,  and harvesting forest  products  such  as rubber).  Yet,  deforestation continues  to  cause severe societal problems, sometimes leading to  violent conflict.

Recognizing these risks, we:

–   became member of the RSPO in 2012.

–   endorsed the Banking Environment Initiative’s and Consumer Goods Forum’s “Soft Commodities” Compact. In doing so, we aim to support the transformation of soft commodity supply chains by expecting producers to be committed to achieving full certification according to applicable sustainability certification schemes, such as the RSPO. We acknowledge that land acquired without adequate consultation, compensation, and consideration of customary land rights (commonly referred to as land grabbing), can significantly impact local communities: often smallholders who primarily rely on subsistence farming to sustain their livelihood.

–   have identified and will not engage in certain activities that contribute to deforestation and its related impacts (sections Controversial Activities – Where UBS will not do business and Areas of Concern – Where UBS will only do business under stringent criteria).

Human rights

UBS is  committed to  respecting and promoting  human  rights in  all  our  business activities. We  believe this  is  a responsible approach underlining  our  desire to  reduce  as far  as possible potentially  negative impacts  on society. Our commitment  in  this  important area  is  long standing. In  July 2000,  UBS was  one of  43  companies  that  pledged to  adhere  to  the Global Compact.

The principles of  the Global Compact, today the largest corporate responsibility initiative globally, stem from the Universal Declaration of Human Rights, the International Labor Organization’s Declaration on Fundamental Principles and Rights at Work, the Rio Declaration on Environment and Development and the UN Convention Against Corruption. The United Nations took a significant step in 2011 by endorsing the UNGPs. At this point, UBS together with other banks formed the Thun Group of Banks to jointly consider these developments and conclusions and to share experiences and ideas regarding the implementation of the UNGPs. To this end, the Thun Group of Banks has published two discussion papers that seek to establish a framework to facilitate the identification of the key challenges and best practice examples for the banking sector’s implementation of the UNGPs. Both discussion papers were also intended to inform other pertinent initiatives, in the specific case of the second the OECD’s proactive agenda on Responsible Business Conduct, which released in 2019 its guidance on due diligence for Responsible Business Conduct in General Corporate Lending and Securities Underwriting. UBS is a member of the Advisory Group to the OECD’s project.

Recognizing these risks, we:

–   established a UBS Position on human rights in 2006. In 2013, we revised the firm’s Environmental and Social Risk Framework to formalize accountability for human rights issues.

–   stipulated that we will not engage in commercial activities that make use of child labor and forced labor, or that infringe the rights of indigenous peoples (see section Controversial Activities – Where UBS will not do business).

–   will continue our work internally, and externally with the Thun Group of Banks and the OECD, to understand how best to implement the UNGPs across our operations.

Our standards

UBS has  set standards in  product development, investments, financing  and supply chain  management  decisions, which  include  the stipulation of  controversial  activities and other areas of  concern  UBS will  not  engage in,  or will  only engage in  under stringent criteria.

Appendix 1 – Governance and policies

Controversial Activities – Where UBS will not do business

UBS will  not  knowingly provide financial  or advisory  services  to  clients whose primary business activity, or where the proposed transaction, is  associated with severe environmental or social damage  to  or through  use of:

–   World heritage sites as classified by UNESCO;

–   Wetlands on the Ramsar list;

–   Endangered species of wild flora and fauna listed in Appen- dix 1 of the Convention on International Trade in Endan- gered Species;

–   High conservation value forests as defined by the six cate- gories of the Forestry Stewardship Council (FSC);

–   Illegal fire: uncontrolled and/or illegal use of fire for land clearance;

–   Illegal logging including purchase of illegal harvested timber (logs or roundwood);

–   Child labor according to ILO-conventions  138 (minimum age) and 182 (worst forms);

–   Forced labor according to ILO-convention  29; and

–   Indigenous peoples’ rights in accordance with IFC Perfor- mance Standard 7.

The same standards apply when UBS purchases  goods or services  from  suppliers.

In addition, UBS does  not  directly or indirectly finance  the development, production or purchase  of  controversial  weapons  of  such  companies  determined to  fall  within  the “Swiss  Federal Act  on War  Materials.”

On the topic of  cluster munitions  and anti-personnel mines:  UBS does  not  provide credit facilities  to,  nor conduct capital market  transactions for,  companies  that  are  involved  in  the development,  production  or  purchase of cluster munitions and  anti-personnel mines. UBS does  not  include  securities of  affected companies  in  its  actively managed retail and institu- tional funds  and in  discretionary mandates.  UBS draws upon external expertise  to  decide whether a company  is  subject to  the restrictions imposed by  Swiss  law.

Areas of Concern – Where UBS will only do business under stringent criteria

Specific guidelines  and assessment criteria  apply to  transactions with corporate  clients engaged in  the areas  of  concern  listed below.  The guidelines  and assessment criteria  apply to  loans, trade finance,  direct investments in real estate and infrastructure, securities and loan underwriting transactions, and investment  banking  advisory  assignments.

Transactions in  the areas  listed below trigger an enhanced  due diligence  and approval  process. In  addition to  the assessment of  regulatory compliance,  adherence  to  UBS’s  controversial  activities standards, past and present environmental  and human  rights performance,  as well  as concerns  of  stakeholder groups,  these transactions require  an assessment of  the following  criteria:

Soft commodities

–   Palm oil: Companies must be a member of the RSPO  and not subject to any unresolved public criticism from the RSPO. Companies must further have some level of mill or plantation certification and be publicly committed to achieving full certification (evidence must be available). Company must also be committed to “No Deforestation, No Peat and No Exploitation” (NDPE).

–   Soy:  Companies producing soy in markets at high risk of tropical deforestation must be a member of the Roundtable on Responsible Soy (RTRS) and not subject to any unresolved public criticism from the RTRS. Companies must further be publicly committed to achieving full certification (evidence must be available).

–   Timber:  Companies producing timber in markets at high risk of tropical deforestation must seek to achieve full certification of their production according to the Forest Stewardship Council (FSC)  or a national scheme endorsed against the 2010 Programme for the Endorsement of Forest Certification (PEFC)  meta standard for timber products. Company must also have fire prevention, monitoring and suppression measures in place.

–   Fish and seafood: Companies producing, processing or trading fish and seafood must provide credible evidence of no illegal, unreported and unregulated fishing in their own production and supply chain.

Power Generation

–   Coal-fired power plants (CFPP): We do not provide project-level finance for new coal-fired power plants globally and only support financing transactions of existing coal-fired operators (>30% coal reliance) who have a transition strategy in place that aligns with a pathway under the Paris Agreement, or the transaction is related to renewable energy.

–   Large dams: Transactions directly related to large dams include an assessment against the recommendations made by the World Commission on Dams (WCD) and the International Hydropower Association Sustainability Assessment Protocol.

–   Nuclear power: Transactions directly related to the con- struction of new, or the upgrading of existing nuclear power plants include an assessment on whether the country of domicile of the client / operation has ratified the Treaty on the Non-Proliferation of Nuclear Weapons.

Extractives

–   Arctic oil and oil sands: We do not provide financing where the stated use of proceeds is for new offshore oil projects in the Arctic or greenfield1 oil sands projects, and only provide financing to companies, which have significant reserves or production in arctic oil and/or oil sands (>30% of reserves or production), where the stated use of proceeds is related to renewable energy or conventional oil & gas assets.

–   Coal mining: We do not provide financing where the stated use of proceeds is for greenfield1 thermal coal mines and do not provide financing to coal mining companies engaged in mountain top removal operations. We continue to severely restrict lending and capital raising to the coal mining sector.

–   Liquefied Natural Gas (LNG): Transactions directly related to LNG infrastructure assets are subject to enhanced ESR due diligence considering relevant factors such as management of methane leaks, and the company's past and present environmental and social performance.

–   Ultra-deepwater drilling: Transactions directly related to ultra-deepwater drilling assets are subject to enhanced ESR due diligence considering relevant factors such as environmental impact analysis, spill prevention and response plans, and the company's past and present environmental and social performance

–   Hydraulic fracturing: Transactions with companies that practice hydraulic fracturing in environmentally and socially sensitive areas are assessed against their commitment to and certification of voluntary standards, such as the American Petroleum Institute’s documents and standards for hydraulic fracturing.

–   Precious metals: Transactions directly related to precious metals assets that have a controversial environmental and social risk track record are assessed against the client’s commitment to and certification of voluntary standards, such as the International Council on Mining & Metals’ (ICMM) International Cyanide Management Code (ICMC).

–   Diamonds:  Transactions with companies that mine and trade rough diamonds are assessed on the client’s commitment to and certification of voluntary standards, such as the ICMC, and rough diamonds must be certified under the Kimberley Process.

Our processes and governance

UBS applies an environmental  and social risk  framework  to  all  transactions, products, services  and activities such  as lending,  capital raising,  advisory  services  or investments that  involve  a party  associated with environmentally  or socially sensitive activities. The framework  seeks  to  identify and manage  potential  adverse impacts  to  the environment  and to  human  rights, as well  as the financial  and reputation risks of  being associated with them.

Integration in risk, compliance and operations processes

Procedures and tools for  the identification, assessment and monitoring  of  environmental  and social risks are  applied and integrated  into  standard risk, compliance  and operations processes.

–   Client onboarding: Potential clients are assessed for environmental and social risks associated with their business activities as part of UBS’s Know Your Client compliance processes.

–   Transaction due diligence: Environmental and social risks are identified and assessed as part of standard transaction due diligence and decision-making processes in all business divisions and relevant product lines.

–   Product development and investment decision processes: New financial products and services are reviewed before their launch in order to assess their compatibility and consistency with UBS’s environmental and human rights standards. Environmental and social risks are also considered in investment decision processes and when exercising ownership rights like proxy voting and engagement with the management of investee entities.

–   Own operations: Our operational activities and employees, or contractors working on UBS premises, are assessed for compliance with relevant environmental, health and safety, and labor rights regulations.

–   Supply chain management: Environmental and social risks are assessed when selecting and dealing with suppliers. UBS also evaluates goods and services that pose potential environmental, labor and human rights risks during lifecycle (production, usage, and disposal) as part of its purchasing processes.

–   Portfolio review: At portfolio level, we regularly review sensitive sectors and activities prone to bearing environmental and social risks. We assess client exposure and revenue in such sectors and attempt to benchmark the portfolio quality against regional and/or sector averages. Such portfolio reviews give us an accurate aggregated exposure profile and an enhanced insight into our transaction and client onboarding processes. Based on the outcome of these reviews, we can explore ways to improve the future portfolio profile along a range of risk parameters.

Clients, transactions or suppliers potentially in breach of UBS’s position, or otherwise subject to significant environmental and human rights controversies, are identified as part of UBS’s standard risk and compliance processes. Advanced data analytics on companies associated with such risks is integrated into the web-based compliance tool used by our staff before they enter into a client or supplier relationship, or a transaction. The systematic nature of this tool significantly enhances our ability to identify potential risk. In 2019, 1,889 referrals were assessed by our environmental and social risk unit, of which 82 were rejected or not pursued, 299 were approved with qualifications and 32 were pending.

1  Greenfield means a new mine / well or an expansion of an existing mine / well which results in a material increase in existing production capacity.

Appendix 1 – Governance and policies

Environmental and social risk assessments

Environmental and social risk assessments
	For the year ended			% change from
	31.12.19	31.12.18	31.12.17	31.12.18
Cases referred for assessment[1]	1,889	2,114	2,170	(11)
by region
Americas	248	288	305	(14)
Asia Pacific	479	718	604	(33)
Europe, Middle East and Africa (excluding Switzerland)	282	293	253	(4)
Switzerland	880	815	1,008	8
by business division
Global Wealth Management[2]	199	426	507	(53)
Personal & Corporate Banking	801	684	795	17
Asset Management	4	7	7	(43)
Investment Bank	849	980	852	(13)
Corporate Center[3]	36	17	9	112
by sector
Agribusiness[4]	197	277	291	(29)
Chemicals	61	91	87	(33)
Financial[5]	722	589	617	23
Infrastructure	82	109	53	(25)
Metals and mining	200	249	233	(20)
Oil and gas	150	187	207	(20)
Technology[6]	105	164	140	(36)
Transport	40	51	53	(22)
Utilities	108	176	191	(39)
Other[7]	224	221	298	1
by outcome[8]
approved[9]	1,476	1,648	1,679	(10)
approved with qualifications[10]	299	358	397	(16)
rejected or not further pursued[11]	82	108	94	(24)
pending[12]	32	0	0

1 Transactions and client onboarding requests referred to the environmental and social risk (ESR) function.     2  Wealth Management and Wealth Management Americas reported as Global Wealth Management from 2018. Therefore, 2017 numbers were restated.   3  Relates to procurement / sourcing of products and services.    4  Includes, e.g., companies producing or processing fish and seafood, forestry products, biofuels, food and beverage.    5  Includes, e.g., banks, commodity traders, investments and equity firms.     6  Includes technology and telecom companies.    7  Includes, e.g., aerospace and defense, general industrials, retail and wholesale (from 2017).    8  "By outcome" 2019 data is from 22.1.2020     9  Client / transaction / supplier subject to an ESR assessment and considered in compliance with UBS’s ESR framework.   10 Client / transaction / supplier subject to an ESR assessment and approved with qualifications. Qualifications may include ring-fencing of certain assets, conditions towards client / supplier or internal recommendations.

11 Client / transaction / supplier subject to an ESR assessment and rejected or not further pursued.    12  Decision pending. Pending cases 2018 have been closed and reallocated to the other outcome categories.

Escalation and approval processes

Where business or control functions responsible for  identifying and assessing environmental and social risks as part of due  diligence  processes  determine  the  existence  of  potential material  risks,  they  refer  the  client,  supplier  or  transaction  to a  specialized  environmental  and  social  risk  unit  for  enhanced  due  diligence.  If identified risks are  believed to  pose potentially  significant  environmental  or  social  risks,  they are rejected by the risk unit or are  escalated  according  to  the firm’s  reputation risk  escalation process.

Governance and oversight

In view of the many environmental and social challenges globally, these topics will continue to increase in relevance for banks. These developments therefore require regular and critical assessment of our policies and practices, based on an accurate monitoring and analysis of societal topics of potential relevance to UBS.

This process is  the  responsibility of  a  committee at  Group  Executive  Board-level,  the  Global  Environmental and  Social  Risk  Committee, which sets  the overall risk appetite for the firm and  resolves  and  policy  matters  relating  to  environmental and social risks and their associated reputation risks.

It is  chaired by  the  Group  Chief Risk  Officer, who  is  responsible  for  the development and implementation of  principles and appropriate  independent  control  frameworks  for  environmental  and social risks within  UBS.

All corporate  responsibility  and  sustainability  developments  at  UBS  are  monitored  and  reviewed  by  the  UBS  Corporate  Culture  and  Responsibility  Committee,  a  Board  of  Directors'  committee of UBS Group AG. The  Committee  supports  the  Board  in  its  duties  to  safeguard  and  advance  UBS’s  reputation  for  responsible  corporate  conduct.  In  this  capacity  it  reviews  and  monitors  the  implementation of  UBS’s  ESR framework.

Appendix 1 – Governance and policies

Health and safety statement

UBS is committed to ensuring that all staff have a working environment that protects their health, safety and wellbeing.

Our Code of Conduct and Ethics includes a commitment to follow health and safety rules and implement best practices to ensure as safe a workplace as possible.

We have health and safety guidelines that stress the importance of having a physical infrastructure and working environment that support our staff in performing up to their potential. As work patterns and employee expectations have changed, UBS has taken a proactive approach to ensure that our work spaces continue to meet the needs of our businesses, our staff, our clients and our business partners, while also meeting our legal obligations.

UBS complies with all health and safety standards and restrictions imposed by applicable laws in all the countries in which we operate. We also apply internal policies and guidelines – both globally and regionally – which may go beyond the legal health and safety requirements.

An environment without incidents or accidents is in everyone’s interests. In addition to applying our own health and safety measures, we ask third parties conducting business with us or operating on our premises to consider health and safety matters too, and all vendors and contractors are required to comply with our health and safety guidelines when dealing with us.

All of our staff are expected to conduct themselves in a way that helps to ensure their own health and safety and that of their colleagues.

Health and Safety Principles

–   We aim to maintain a working environment that supports the general health and well-being of all staff.

–   We build and maintain innovative work places that allow employees to work efficiently and collaboratively.

–   Our agile working arrangements (and our leave and benefit arrangements) are designed to support employees’ work and personal lives.

–   We actively promote an open and respectful work environment.

–   We strive to ensure that our working environment is as safe as possible, including addressing issues such as protection of non-smokers, radiation exposure risk assessments, etc.

–   We have measures in place to mitigate potential emergencies in the workplace and while travelling on business.

–   Travel and security experts, crisis management committees, first aid providers, health specialists, social counselors and other specialists are available to employees.

–   UBS has a range of services and programs (for example, our Employee Assistance Programs, Social Counseling and online support materials) to help employees navigate through various personal issues, including health, family care, addiction and dependency problems.

–   Workplace issues can also impact employee wellbeing. We have appropriate routes for employees to raise any concerns, including documented grievance, complaint and whistleblowing processes.

Measures Taken to Ensure Health and Safety

–   UBS provides information to employees on topical issues and initiatives.

–   Our line managers help to maintain a safe and healthy work environment and UBS gives them the information and support that is relevant to their role.

–   We regularly review our health and safety activities to ensure issues are effectively managed and improvements are made where necessary. Our reviews also include employee consultation (where appropriate).

Health and Safety Governance

Responsibility for the governance and review of health and safety sits with the Group Chief Operating Officer and the Group Head Human Resources.

Day-to-day responsibility for health and safety matters is shared between Group Corporate Services and HR Reward.

The Corporate Culture and Responsibility Committee has oversight of health and safety matters.

UBS in society management indicators

UBS in society management indicators
	For the year ended			% change from
	31.12.19	31.12.18	31.12.17	31.12.18
Personnel in specialized units / functions (full time equivalents)[1]	145	135	108	7
Awareness raising[2,4]
Training participation (headcounts)	85,589	43,722	68,955	114
Specialized training[3,4]
Training participation (headcounts)	13,979	11,821	9,460	18
External audits[5]
Audit participation (headcounts)	109	135	203	(19)
Auditing time (calendar days on site)	15	25	35	(40)
Internal audits[6]
Audit participation (headcounts)	287	437	537	(34)
Auditing time (person days)	772	572	875	35

1 Employees that are part of the UBS in society organization and/or have specialized knowledge relevant for the UBS in society management system.     2   Increase due to high participation rate regarding environmental and social risk awareness training and mandatory Code of Conduct and Culture training in Q4    3  Specialized training is provided to employees in front-office and support functions who are dealing directly with UBS in society aspects in everyday business processes.  4   Possible double counts, i.e., one employee may complete more than one training in a year  5   ISO 14001, ISO 50001, ISO 14064 and Global Reporting Initiative (GRI).   6 Audits / reviews conducted by specialized internal units. The implementation of environmental and social risk policies is also audited by Group Internal Audit.

Appendix 2 – Additional information for GRI

Information for management approaches for material topics

Information relevant to all material topics

Governance

See “Board of Directors and sustainability” in the “Our governance and principles” section in this document. Resources for material topics are allocated in accordance with corporate budgeting processes

Grievance mechanisms

We have a global whistleblowing policy and procedures (plus an internal website with guidance and links to an online form, hotlines and other resources), as referenced in our Code of Conduct and Ethics, and we ask all employees to promptly speak up about any conduct that might breach policies, laws or regulations. We also provide mandatory training for all employees to ensure everyone understands our commitment, procedures and responsibilities.

Additionally, we also have various feedback channels for external stakeholders. Our Corporate Responsibility team can be contacted for all sustainability inquiries and issues via the UBS in society website. Client feedback (including that which is collected through our Quality Feedback management system or through the Report Misconduct of UBS Staff online form) enables the firm to act and continuously improve products and client service standards in order to provide the best client experience.

Evaluation of management approaches

We assess the effectiveness of the approaches as listed in the management approach section (GRI 103-2) of each material GRI topic in the GRI content index through a number of measures, most visibly through:

–   Performance against targets

–   Internal and external audits (e.g., ISO 14001 certification)

–   External ratings (e.g., environmental, social and governance (ESG) ratings), employer awards / honors

–   Stakeholder feedback (e.g., employee and client surveys)

–   Reputation measurement (through UBS-internal approaches)

–   Measurement systems (e.g., UBS-internal reporting, management reviews, impact measurements)

–   Assessment and testing of controls

Results from such evaluations may lead to potential adjustments to our approaches. In the reporting period, significant adjustments were made to the Group strategy and our climate strategy (see references in 103-3 for GRI topic "Economic Performance" in the GRI Content Index).

Information relevant to specific material topics

Indirect economic impacts

This topic is partly covered by UBS’s Community Affairs activities. However, there is a much larger component that includes the financing of companies by the Investment Bank worldwide as well as the specific (economic) role UBS holds as the largest bank in Switzerland. In Switzerland, UBS’s indirect economic impact is determined for instance through its business relations to more than 120,000 companies (including over 90% of the largest 250). More than 80% of the 250 banks in Switzerland, as well as a majority of medium and large pension funds, are UBS clients and benefit from a wide range of services. 2.5 million private clients and almost half of all Swiss companies are served by UBS. Further indirect economic impact is realized through its employees throughout the country (more than 20,000).

Digital innovation

Digitalization continues to transform the banking industry. Our investments in technology play a critical role in maintaining our position as the largest global wealth manager. They are designed to enhance and differentiate the client experience and product excellence our firm offers, while accelerating effectiveness and efficiency. Digital innovation is a focus across the firm, both within the business divisions (e.g., product development) and Corporate Center (notably within the Chief Operating Officer area).

In 2019, we spent around USD 3.5 billion on technology. We gear our investments toward technologies to enable business growth through innovation and superior client experience, and to continue to increase efficiency across the organization.

Advanced technologies are used in our business divisions and Corporate Center to enhance the client experience by increasing front-to-back digitalization, improving product excellence and distribution, driving efficiency gains and maintaining platform security.

Employee topics

This section covers the management approach for the following topics: employment, training and education, diversity and equal opportunity, non-discrimination, and working culture and environment. This information is provided in addition to the “Employees” section, where we describe these topics and how we manage them. The purpose of our management approach is to engage and enable our employees to meet clients’ needs while positively impacting our employees.

Group policies are global and apply to all employees. Additionally, there are local policies to address specific local requirements, where applicable. Refer to the “Key policies and guidelines” section for further information.

Our objectives are provided in the “Employees“ and the “UBS sustainability objectives and achievements 2019 and sustainability objectives 2020“ sections of this document.

The firm’s Board of Directors (BoD), Group Executive Board, Group COO and Head Group Human Resources specifically have responsibility for defining and executing an human resources strategy aligned to UBS’s objectives and positioning the firm as an employer of choice. This includes providing advisory, human resources services to employees as well as strategic advice to managers and executives to support them in attracting, engaging, developing and retaining talent.

The BoD’s CCRC regularly and critically reviews developments in key human resources areas, notably employee health and wellbeing as well as corporate culture. The CCRC’s responsibility to oversee our firm’s corporate culture and corporate responsibility programs and initiatives has been included  in the Organization Regulations of UBS Group AG.

With regard to evaluating our management approach, and in addition to the measures outlined above, we undertake focused initiatives and take action in areas where we could do better. Each initiative has associated analysis, communication and accountability elements to ensure that we can continue to build on strengths but especially so we can improve on areas of relative weakness or concern.

Appendix 2 – Additional information for GRI

Impact of material GRI topics

This table lists those GRI topics that we have identified as material and additional topics identified as material in the UBS GRI-based materiality assessment (see above). The table shows the level of involvement we believe our firm has with the economic, social or environmental impacts (positive or negative) that may occur in relation to the respective material topic. For every topic, the table shows our assessment of whether UBS’s involvement with the impacts of such topic upon the economy, society or environment is direct, indirect or limited.

Calculating and reporting on climate change-related financing and advisory activities

The following text explains how the numbers for climate change-related financing and advisory activities featured in the “Our climate strategy“  section of this Sustainability Report have been calculated.

In 2019, the Investment Bank provided equity or debt capital market services for a total deal value of USD 52.7 billion, or acted as financial advisor for a total deal value of USD 34.5 billion, to clients that contribute to climate change mitigation and adaptation.

The methodology behind these numbers consists first in identifying clients who, through the products and services they offer, work to mitigate the effects of global climate change and help to adapt to changing climate impacts. We use internal expertise, deal specific information such as green bond issuance or a high MSCI ranking of clients to identify these clients and deals. Clients’ activities span all industry sectors, including renewable energy generation and clean tech but also energy efficiency, waste management, transport, infrastructure renewal and development or water management. They range from small-cap and pure-play startups to large international and diversified companies.

We aggregate total USD deal value of all global capital market deals in which UBS acted as lead manager or bookrunner for these companies and aggregate total USD value of deals where UBS acted as financial advisor. The data represents all our transactions with these clients and not only transactions that can be classified as directly climate-related.

.

Appendix 2 – Additional information for GRI

Direct economic value generated and distributed by
UBS Group AG consolidated in 2019

USD million	31.12.19
Operating income	28,889
Operating expenses	23,312
of which: Personnel expenses	16,084
of which: Community investments	45
2018 dividends paid on UBS shares	2,544
Tax expenses, excluding deferred taxes	791
Economic value retained	2,242

Financial literacy

The topic is mainly relevant in Switzerland, the only country where we offer comprehensive financial products and services to retail and small / medium enterprise (SME) clients. Many of our products and services that contribute to the enhancement of financial literacy are therefore limited to our Swiss clients. Examples include:

–   Financial check-up for young people and students

–   Saving tips for young people and students

–   Budget calculator for young people and students

–   Mortgage calculator

–   Download center for SMEs offering a collection of our broad range of publications, documents and resources, such as succession planning checklists

Services not limited to Swiss clients include:

–   UBS Key Invest provides know-how about structured products

–   UBS Dictionary of Banking

–   Chief Investment Office Wealth Management Research

–   UBS Financial Education Program (for US clients only)

Additionally, UBS runs various community programs globally that enhance financial literacy. Many of our skills-based volunteering activities across the key themes of education and entrepreneurship also contribute to the enhancement of financial literacy. Examples include:

–   UBS Social Investment Toolkit

–   UBS Elevating Entrepreneurs

Appendix 3 – Sustainability objectives and achievements

UBS sustainability objectives and achievements 2019 and sustainability objectives 2020

Objectives and achievements 2019

UBS in society

For our reporting against the UBS in society mid-term targets, please refer to page 48 of this Sustainability Report.

Material GRI topics	Objectives 2019	Achievements 2019	Status
FS Product Portfolio; FS Active Ownership

Sustainable investments / finance:

•       Make progress towards our mid-term goal to direct USD 5 billion of client assets into new Sustainable Development Goal (SDG)-related impact investments to help mainstream the asset class and its contribution to the SDGs (by 2021)

•       Global Wealth Management (GWM) to launch at least two private markets impact investing products

•       Asset Management (AM) and GWM to further support the sustainable and impact investing cause (e.g., internal / external communication, events, research and whitepapers)

•       Investment Bank (IB) to maintain leadership position in Environmental / Social / Governance (ESG) Integration / Sustainable Investing (SI) research through the collaborative delivery of differentiated content and client events

•       Further strengthen the collaboration to establish AM as SI leader in the industry

•       AM to launch SI products and solutions both in the active and passive space

•       AM to strengthen the company engagement approach focusing on climate action and impact categories in order to improve the sustainability performance of our investments

•       USD 2 billion of client assets directed into SDG-related impact investments in 2019, reaching USD 3.9 billion (i.e., 78% of our 2021 goal)

•       Launch by GWM of two Sustainable Investing Private Equity Impact Funds in 2019: Bridge Workforce and Affordable Housing and RXR Opportunity Zone Fund.

•       Publication of UBS whitepaper at the World Economic Forum 2019 annual meeting; offering policymakers, investors and the financial sector recommendations  for meeting the SDGs. Publication by AM of research papers, including one on climate, climate engagement, stewardship, climate change and central banks, and global institutional survey on ESG.

•       168 research activities (reports / calls / events / videos), supporting our aim to deliver differentiated ESG and Sustainable Investing (SI) content to institutional investors. Launch by IB of ESG icon to highlight, where relevant, substantive ESG content in “mainstream“ research. Publication of 32 such reports. Inaugural UBS ESG and Sustainability Symposium, with over 300 clients, corporate attendees, UBS staff, industry leaders and global experts, including over 40 speakers. Symposium done with Global Research Alliance for Sustainable Finance and Investment (GRASFI) which receives sponsorship from UBS. Key client conferences and events integrated ESG content, including UBS Greater China Conference, UBS's flagship client conference held annually in Shanghai – and UBS OneASEAN Conference in Bangkok.

•       See Achievements reported above on supporting the sustainable and impact investing, as well as Achievements reported below regarding engagement. AM sponsor of PRI (Principles for Responsible Investment), Responsible Investor Europe, Americas, and Japan events .

•       Launch by AM of 13 funds. AM reached USD 38.6 billion of Assets under Management (AuM) for SI focused and Impact products (i.e.. progress of USD 21 billion for the year)

•       AM a lead manager for 7 collaborative engagements within Climate Action 100+ and supported 82% of climate related resolutions proposed by shareholders. AM ranked as number 1 asset manager for voting on climate resolutions according to ShareAction. AM engaged with 50 companies in the oil & gas and utilities sectors on climate risk specifically to share our findings, receive feedback, receive additional data to enhance our models over-time and also to encourage companies to mitigate climate change risks.

On Track / Achieved

Material GRI topics	Objectives 2019	Achievements 2019	Status
GRI 203: Indirect Economic Impacts

Pioneer two to three new ways to finance international aid in partnership with bilateral or multilateral agencies, foundations and/or the private sector.

Raise at least CHF 30 million through these new partnerships or philanthropic products.

UBS Optimus Foundation (Optimus) on track with development of innovative ways to finance international aid, including designing a social impact bond (SIB) with the Hong Kong Government, and a client-funded East Africa Education facility (an outcomes based investment fund). Optimus raised more than CHF 35 million from strategic partnerships and social finance .

On track
FS Product Portfolio; FS Active Ownership

Launch of a consolidated global UHNW community to meet the different needs / passions of UHNW clients and their successors.

Note: Target changed as of H1 2019 due to a change of IT platform and a review of the existing UHNW communities concept. Original target: Continue to build the Global Philanthropists Community (GPC) to grow beyond 500 members and create value by facilitating 50 connections amongst community members.

		Launch of new platform as UBS Global Connections for existing members. Platform will be open for new members in Q1 2020.	On track
GRI 203: Indirect Economic Impacts	Make progress towards our mid-term goal to achieve a volunteering rate of 40% of employees by the end of 2020, with 40% of volunteers’ time directed at skills-based programs.	38% of employee volunteering. 48% of all volunteer hours skills-based	On track
FS Product Portfolio; GRI 203: Indirect Economic Impacts	Achieve 2,000 client touch points with Global Visionaries program.	Over 7,000 client touch points through the Global Visionaries program.	Achieved
GRI 201: Economic Performance; GRI 302: Energy; GRI 305: Emissions; FS Product Portfolio

Climate strategy:

•       Further aligning UBS’s risk appetite with reduction path under Paris Agreement and refine climate risk methodologies

Execute on 2020 greenhouse gas / energy reduction target and RE100 implementation plan:

•       Reduce Greenhouse gas (GHG) emissions by 75% below 2004 level

•       Reduce energy by 5% below 2016 level

•       Increase share of renewable electricity to 100% by June 30, 2020

–

–     Execute on 2020 operational environmental targets for water, paper and waste:

•       Reduce water consumption by 5% below 2016 level

•       Reduce paper consumption per FTE by 5% below 2016 level

•       Increase share of sustainable (FSC / recycled) to 90%

•       Reduce waste per FTE by 5% below 2016 level

•       Increase waste recycling ratio to 60%

•       Further integrated climate-related risk into UBS's risk management framework: climate risk is now embedded into the firm's risk taxonomy and operational risk appetite statement. In addition, UBS further limited its risk appetite for carbon-related assets: the firm reduced exposure to carbon-related assets (0.8%) and strengthened UBS standards in the energy and utilities sectors. We further developed forward-looking scenario-based climate risk methodologies: Participation in the Paris Agreement Capital Transition Assessment (PACTA) pilot for corporate lending portfolios; as well as in phase II of UN Environment Programme Finance Initiative (UNEP FI) pertaining to Task Force on Climate-related Disclosures (TCFD).

On track to achieve 2020 targets for GHG / energy reduction and RE100 implementation plan:[1]

•       GHG reduction: –71% compared to 2004

•       Energy reduction: –15% compared to 2016

•       Share of renewable energy: 72% up from 59% in 2018

On track to achieve 2020 operational environmental targets for water, paper and waste:[1]

•       Water reduction: –17% compared to 2016

•       Paper consumption per FTE: – 31% compared to 2016

•       Share of sustainable paper: 83% up from 80% in 2018

•       Waste per FTE: –24% compared to 2016

•       Waste recycling ratio: 51.2% up from 50.8% in 2018

Achieved On Track On Track

Appendix 3 – Sustainability objectives and achievements

Material GRI topics	Objectives 2019	Achievements 2019	Status
FS Audit	Strengthen UBS’s long-term value creation (LTVC) case for investors by supporting the integration of LTVC report into Annual Report.

LTVC case advanced by changes made to Book 1 of the Annual Report. LTVC fold-out integrated at the very beginning of Annual Report and Book 1 re-structured and content adapted to reflect integrated approach.

Achieved
All	Increase ESG engagement with UBS investors by participating in at least two ESG investor events / roadshows.	ESG is increasingly integrated into mainstream investor engagements (with one dedicated ESG investor roadshow conducted).	Partly Achieved
FS Audit	Execute firm-wide ISO 14001 surveillance audit and ensure continued certification by addressing audit findings.	ISO 14001 2019 surveillance audit passed with no major non-conformities. All minor non-conformities from last audit closed.	Achieved
FS Product Portfolio; FS Active Ownership	Simplify Environmental & Social Risk (ESR) checks and processes in onboarding and periodic Know Your Client (KYC) reviews and train approx. 50% of relevant target groups.

Simplified ESR operational controls in onboarding and periodic Know your Client (KYC) reviews to increase their efficiency and effectiveness; 100% of target group (front staff in GWM and Personal & Corporate Banking [P&C], and risk officers) trained on revised controls as part of mandatory Anti-money Laundering (AML) training. Additional specialist trainings rolled out in various locations (e.g. Singapore, Switzerland).

Achieved
GRI 308: Supplier Environmental Assessment; GRI 414: Supplier Social Assessment	Further improve approach to assess vendors and enhance UBS Responsible Supply Chain Standard (RSCM).	RSCM guideline and Factbase, an internal database, updated.	Achieved

1 Reporting period 2019 (1 July 2018 – 30 June 2019)

Other areas

Material GRI topics	Objectives 2019	Achievements 2019	Status
GRI 201: Economic Performance; Operational efficiency and effectiveness	• Reported return on CET1 capital of ~15% for 2019, with an ambition to improve to ~17% by 2021 • Adjusted cost / income ratio of ~ 77% for 2019, with an ambition to improve to ~ 72% by 2021	• Return on common equity tier 1 capital of 12.4% in 2019 • Adjusted cost / income ratio of 80.8% in 2019	New targets / guidance for 2020-2022
GRI 205: Anti-Corruption	Review UBS’s financial crime framework to ensure that emerging risks are reflected.	Review of UBS's Financial Crime framework conducted, to ensure that emerging risks are reflected.	Achieved
GRI 401: Employment; Working culture and environment

Build engagement and strengthen our corporate culture

•       Reinforce culture programs across the organization

•       Promote a feedback culture and measure, foster and recognize the UBS behaviors of integrity, collaboration and challenge

•       Remain an employer of choice for employees at all career stages

•       Attract the right external talent and maintain a highly motivated workforce

•       Continue to foster internal mobility and provide long-term career prospects

We are widely recognized as an employer of choice and received various top-employer honors in 2019. Of particular note are our achievements in Global Universum ranking of Top 50 World's Most Attractive Employers, our peer-leading position in human resources elements of Dow Jones Sustainability Index, employee survey scores above financial services norm in employee engagement (78%) and work environment (81%) and our recognition by Bloomberg Gender Equality Index.

Internal mobility remained a key priority in 2019, as it builds cross-firm connections, increases engagement and enables employees to leverage existing skills as well as developing new ones. Along with line manager effectiveness, having a wide range of learning and career development opportunities, as well as tools to facilitate professional growth, are key drivers of employee engagement. In this respect, our new Career Navigator tool, which debuted in June 2019, has been instrumental. This online platform enables employees to explore career paths and search for open roles that match their interests while allowing our recruiters to find internal talent more easily. The tool also identifies skill gaps with regards to new roles and interests and directly links to learning opportunities to help fill these gaps. In 2019, 1,125 employees changed business divisions; 499 changed regions.

On track
GRI 404 Training and Education

Effectively develop, manage and retain our talent

•       Curate and modernize the UBS University learning offering to continue to enhance learner experience

•       Prepare current and future leaders for enhanced responsibilities in an ever-evolving banking and working environment

In 2019, our in-house UBS University further updated its curriculum to emphasize future-skills development and personal growth for all employees. These updates included a new digital skills curriculum that builds knowledge about topics such as blockchain, cloud computing, robotics and artificial intelligence. A new mobile learning app launched in mid-2019 enabled employees to learn whenever and wherever they want.

We also completely revamped our leadership development offering in 2019 to ensure that our leaders have the skills they need to grow their businesses and their people, and to lead effectively in an age of digital transformation.

In 2019, our permanent employees completed more than 1,100,000 learning activities, including mandatory training on compliance, business and other topics. This averaged to 16.2 sessions, or more than 2 training days, per employee.

On track

Appendix 3 – Sustainability objectives and achievements

Material GRI topics	Objectives 2019	Achievements 2019	Status
GRI 405: Diversity and Equal Opportunity; GRI 406: Non-Discrimination	Strengthen our diverse and inclusive workplace • Aspiration to increase the ratio of women in management roles to one-third • Expansion of understanding and skill base around Inclusive Leadership

Our diverse workforce and inclusive culture are critical to our long-term success. Already diverse in many ways, we are committed to further increasing our diversity and to ensuring equal opportunities for all employees. We are especially focused on hiring, retaining and promoting more women across the firm with a focus on senior ranks. We continue to make progress toward our stated aspiration to increase the representation of women in management roles to one-third. In 2019, 25.2% of all employees in roles at Director level and above were women, up from 24.7% in 2018
Our award-winning UBS Career Comeback program, already established in the UK, US, Switzerland and India, was extended to include all other UBS locations in 2019. In addition to our strategic initiatives, every year we sponsor numerous activities to promote greater diversity and inclusiveness, including events and communications around International Women's Day and Pride Month.  In 2019, we sponsored 43 employee networks globally, including networks focused on culture, gender, ethnicity, family, mental health, disability, Pride / LGBTQ and veterans topics.

On track
Client experience

•       Implement new tool to handle client complaints as well as requests in connection with FADP (Swiss Federal Act on Data Protection) / EU GDPR (General Data Protection Regulation)

•       Finalize alignment of complaint process with FIDLEG (Swiss Financial Services Act)

•       Define rules / processes for handling data requests under FIDLEG

•       The workflow-tool for processing FADP client requests was deployed in October 2019

•       Alignment was completed with policy update and communication to Client Advisors

•       Process is being finalized: ongoing discussions with stakeholder to define responsibilities

On track Achieved On track
GRI 417: Marketing and Labeling

Suitability:

•       Implement the new Swiss FIDLEG law applicable to financial service delivery in Switzerland

•       Implement the 2018 ESMA Guidelines on certain aspects of MIFID II suitability requirements for MIFID-affected clients

		• Implementation of Swiss FIDLEG under way (FIDLEG entered into force on 1 Jan 2020) • All MIFID requirements have been implemented and compliance gaps closed.	On track Achieved
GRI 206: Anti-competitive Behavior; GRI 418: Customer Privacy; GRI 419: Socioeconomic Compliance	Maintain an effectively designed and operating conduct risk framework with standards consistently applied across all businesses, functions and regions	Conduct risk framework is operating effectively across all businesses, functions and regions. Closure of various conduct risk framework-related issues and remediation throughout 2019.	Achieved
Digital innovation	Technology spending to be maintained at current levels (~3.5 bn CHF) with a focus on advanced technology to enable business growth and innovation and create further efficiencies.

•       Maintained ~USD 3.5 billion tech spend

•       Innovative client solutions delivered across business division and corporate centers

•       Continuation of cloud journey incl. public cloud and O365 adoption with 10K users onboarded

•       AI governance underway; 100 +PoC (Proof of Concepts) and experiments and 30+ applications in production of implementation across the company

•       Digital factories and labs opened in Singapore, Zurich and the US

Achieved

Objectives 2020

UBS in society

UBS in society is committed to making UBS a force for driving positive change in society and the environment for future generations. It will do so by focusing our firm on creating long-term positive impact for clients, employees, investors and society. We intend to make sustainable performance the standard across our firm and part of every client conversation. To implement our strategy, we have defined firm-wide goals that we plan to achieve by the end of 2025.

Please refer to page 48 of this Sustainability Report for an overview of these mid-term goals. The following 2020 UBS in society objectives are aligned to these mid-term goals.

Material GRI topics	Objectives 2020
FS Product Portfolio; FS Active Ownership

Sustainable investments / finance:

•       Make progress towards our mid-term goal to direct USD 5 billion of client assets into new SDG-related impact investments to help mainstream the asset class and its contribution to the SDGs (by the end of 2021)

•       GWM to continue to add funds  and exchange-traded funds (ETFs) with SI focus or stronger SI integration to the fund shelf

•       P&C to increase sustainable solutions and facilitate further increase by benefit-oriented client advice, and by leveraging digital technologies

•       P&C to be the preferred strategic partner for advisory and financing transactions related to Switzerland’s  energy strategy 2050

•       IB to encourage corporate disclosure and drive client dialogue around relevant Environment, Social and Governance (ESG) matters; as well as increase the number of green and sustainable bond (or similar) mandates

•       AM to continue marketing sustainable investing to institutional clients.

GRI 201: Economic Performance; GRI 302: Energy; GRI 305: Emissions; FS Product Portfolio; FS Active Ownership

Climate strategy:

AM to continue expanding climate solutions and engagement programs, as well as collaboration with Climate Action 100+.

Climate risk objectives (following the 5-year TCFD implementation path by 2022):

•       Further align UBS's risk appetite with the Paris Agreement and conduct portfolio reviews on climate-sensitive sectors

•       Further develop climate risk methodologies in-house and through participation in industry-wide working groups (UNEP FI TCFD Phase II; PACTA pilot by Two Degrees Investing Initiative and Institute of International Finance (IIF))

•       Address emerging regulatory expectations regarding the identification and management of climate risks.

Execute on 2020 greenhouse gas / energy reduction target and RE100 implementation plan:

•       Reduce greenhouse gas (GHG) emissions by 75% below 2004 level

•       Reduce energy consumption by 5% below 2016 level

•       Increase share of renewable electricity to 100% by mid-2020.

Execute on 2020 operational environmental targets for water, paper and waste:

•       Reduce water consumption by 5% below 2016 level

•       Reduce paper consumption per full-time employee (FTE) by 5% below 2016 level

•       Increase share of sustainable (FSC / recycled) to 90%

•       Reduce waste per FTE by 5% below 2016 level

•       Increase waste recycling ratio to 60%.

Appendix 3 – Sustainability objectives and achievements

Material GRI topics	Objectives 2020
FS Product Portfolio; GRI 203: Indirect Economic Impacts	Pioneer new ways to finance international aid in partnership with bilateral or multilateral agencies, foundations and/or the private sector
FS Product Portfolio; FS Active Ownership

•       All business divisions to further support the development of sustainable finance (e.g., internal / external communication, events, research and whitepapers)

•       IB to maintain leadership position in ESG Integration / Sustainable Investing research through the collaborative delivery of differentiated content and client events.

GRI 203: Indirect Economic Impacts

•       Achieve a volunteering rate of 40% of employees by the end of 2020, with 40% of volunteers’ time directed at skills-based programs

•       Community Affairs to maintain the 2019 percentage of beneficiaries reporting significant improvement in skills or transformation in quality of life resulting from UBS's investment.

GRI 308: Supplier Environmental Assessment; GRI 414: Supplier Social Assessment	Responsible Supply Chain Management – review product catalogue and increase the number of sustainable products.
FS Audit; GRI 201: Economic Performance; FS Product Portfolio; FS Active Ownership

•       Strengthen Environmental Social and Governance (ESG) disclosures in the UBS Annual Report 2019 by including a "focus on ESG" section

•       Execute firm-wide ISO 14001 surveillance audit and ensure continued certification by addressing audit findings

•       Start the preparation work for the implementation of the UNEP FI Principles for Responsible Banking (PRB).

Other areas

Material GRI topics	Objectives 2020
GRI 201: Economic Performance; Operational efficiency and effectiveness

Targets, capital and resource guidelines 2020-2022 (on a reported basis):

•       Group returns: 12–15% return on CET1 capital (RoCET1)

•       Cost efficiency: Positive operating leverage and 75–78% cost / income ratio

•       Growth 10–15% profit before tax growth in Global Wealth Management

•       Capital allocation: Up to 1/3 of Group RWA and LRD in the Investment Bank

•       Capital guidance: ~13% CET1 capital ratio; ~3.7% CET1 leverage ratio

GRI 205: Anti-Corruption	Review UBS’s financial crime framework to ensure that emerging risks are reflected.
GRI 401: Employment; Working culture and environment

Build engagement and strengthen our corporate culture

•       Reinforce culture programs across the organization

•       Promote a feedback culture and measure, foster and recognize the UBS behaviors of integrity, collaboration and challenge

•       Remain an employer of choice for employees at all career stages

•       Attract the right external talent and maintain a highly motivated workforce

•       Continue to foster internal mobility and provide long-term career prospects

GRI 404 Training and Education

Effectively develop, manage and retain our talent

•       Emphasize future-skills development and personal growth for all employees

•       Ensure that our leaders have the skills they need to grow their businesses and their people in an age of digital transformation

GRI 405: Diversity and Equal Opportunity; GRI 406: Non-Discrimination

Strengthen our diverse and inclusive workplace

•       Aspiration to increase the ratio of women in management roles to one-third

•       Expansion of understanding and skill base around Inclusive Leadership

•       Implement supporting initiatives to hire, promote and retain more women at all levels of the organization

Client experience	• Rollout of a new client feedback tool to handle client complaints in Booking Center CH • Rollout of a web-based training for dealing with client complaints
GRI 417: Marketing and Labeling

Suitability:

•       Implement the new Swiss FIDLEG law applicable to financial service delivery in Switzerland

•       Assess and implement changes made to the EU regulations pursuant to sustainable investments and other ESG ₋ Environmental, Social and Governance criteria

GRI 206: Anti-competitive Behavior; GRI 418: Customer Privacy; GRI 419: Socioeconomic Compliance	Promote and maintain an effectively designed and operating conduct risk framework as the conduct risk discipline continues to mature and regulators converge on requirements and expectations.
Digital innovation

Technology spending to be maintained at current levels (~3.5 bn USD) with a continued focus on modularization and modernization of our estate, leveraging innovation and ecosystem to enable business growth and create further efficiencies.

Appendix 4 – Global Reporting Initiative content index

Global Reporting Initiative Content Index 2019

This content index refers to the Global Reporting Initiative (GRI) Standards issued by the Global Sustainability Standards Board and the Financial Services Sector Supplements, which form together a voluntary reporting framework that provides guidance on how organizations can disclose their sustainability performance.

UBS’s reporting has been reviewed by Ernst & Young Ltd (EY) against the GRI Standards. The content has been prepared in accordance with the comprehensive option as evidenced in the EY assurance report. The limited assurance by EY covered all items of the GRI Content Index.

This report has been prepared in accordance with the GRI Standards: Comprehensive option.

Guidance

Disclosure              Number and title of disclosure

Reference               Referenced text which covers the GRI Standard

Page                        Page reference in the UBS Annual Report 2019 (UBS AR 2019) or UBS Sustainability Report 2019 (UBS SR 2019)

Note

Topics in the index that do not feature a management approach are not material, but are reported on a voluntary basis (selected indicators only).

All references to the Annual Report 2019 are referring to the combined UBS Group AG and UBS AG Annual Report 2019 available on www.ubs.com/investors.

GRI Standard	Disclosure	Reference	Page
GRI 102 General Disclosures (2016)	102–1 Name of organization	Corporate information	UBS AR 2019 / 7
	102–2 Activities, brands, products, and services	Our strategy Global Wealth Management Personal & Corporate Banking Asset Management Investment Bank Corporate Center	UBS SR 2019 / 7–8 UBS SR 2019 / 11–13 UBS SR 2019 / 14–15 UBS SR 2019 / 16–17 UBS SR 2019 / 18–19 UBS SR 2019 / 20
	102–3 Location of headquarters	Corporate information	UBS AR 2019 / 7
102–4 Location of operations

Global Wealth Management

Personal & Corporate Banking

Asset Management

Investment Bank

Further information reg. locations, incl. list of all UBS Branches worldwide can be found under https://www.ubs.com/global/en/
about_ubs/about_us/locations.html

UBS SR 2019 / 11–13 UBS SR 2019 / 14–15 UBS SR 2019 / 16–17 UBS SR 2019 / 18–19
	102–5 Ownership and legal form	Corporate information Group structure and shareholders Share capital structure	UBS AR 2019 / 7 UBS AR 2019 / 204–205 UBS AR 2019 / 206–210
	102–6 Markets served	Our strategy Global Wealth Management Personal & Corporate Banking Asset Management Investment Bank	UBS SR 2019 / 7–8 UBS SR 2019 / 11–13 UBS SR 2019 / 14–15 UBS SR 2019 / 16–17 UBS SR 2019 / 18–19
	102–7 Scale of the organization	Our key figures Note 2a Segment reporting Note 2b Segment reporting by geographic location	UBS AR 2019 / 8 UBS AR 2019 / 353–356 UBS AR 2019 / 357
	102–8 Information on employees and other workers	Employees (additional information) Employees	UBS SR 2019 / 38–45 UBS SR 2019 / 35–37
	102–9 Supply chain	Vendors Responsible supply chain management	UBS SR 2019 / 50 UBS SR 2019 / 93
	102–10 Significant changes to the organization and its supply chain	Our evolution Note 1b Changes in accounting policies, comparability and other adjustments Note 32 Changes in organization and acquisitions and disposals of subsidiaries and businesses	UBS AR 2019 / 14–15 UBS AR 2019 / 349–351 UBS AR 2019 / 470–471
	102–11 Precautionary Principle or approach	Risk management and control Key policies and guidelines	UBS AR 2019 / 105–155 UBS SR 2019 / 51–52
	102–12 External initiatives	External commitments and memberships Advancing sustainability in the financial sector	UBS SR 2019 / 97 UBS SR 2019 / 76–77
	102–13 Membership of associations	See 102–12	UBS SR 2019 / 97 UBS SR 2019 / 76–77
	102–14 Statement from senior decision-maker	Chairman’s statement	UBS SR 2019 / 3–4

Appendix 4 – Global Reporting Initiative content index

GRI Standard	Disclosure	Reference	Page
GRI 102 General Disclosures (2016)	102–15 Key impacts, risks, and opportunities	Sustainability at UBS Our strategy, business model and environment Risk management and control Risk evaluation Objectives and achievements 2019 Objectives 2020 Sustainability governance	UBS SR 2019 / 5–6 UBS SR 2019 / 7–50 UBS AR 2019 / 105–155 UBS SR 2019 / 165 UBS SR 2019 / 135–139 UBS SR 2019 / 140–142 UBS SR 2019 / 51–53
	102–16 Values, principles, standards, and norms of behavior	Our Code of Conduct and Ethics Key policies and guidelines The keys to a strong corporate culture Pillars, Principles and Behaviors (foldout pages)	UBS SR 2019 / 113–116 UBS SR 2019 / 51–52 UBS SR 2019 / 35 UBS AR 2019 / 0
	102–17 Mechanisms for advice and concerns about ethics	Our Code of Conduct and Ethics Key policies and guidelines Quality feedback management system Grievance mechanisms	UBS SR 2019 / 113–116 UBS SR 2019 / 51–52 UBS SR 2019 / 29 UBS SR 2019 / 129
	102–18 Governance structure	Board of Directors Group Executive Board Charter of the Corporate Culture and Responsibility Committee Sustainability governance	UBS AR 2019 / 213–228 UBS AR 2019 / 229–236 UBS SR 2019 / 112 UBS SR 2019 / 51–53
	102–19 Delegating authority	Charter of the Corporate Culture and Responsibility Committee Sustainability governance	UBS SR 2019 / 112 UBS SR 2019 / 51–53
	102–20 Executive-level responsibility for economic, environmental, and social topics	Sustainability governance Charter of the Corporate Culture and Responsibility Committee	UBS SR 2019 / 51–53 UBS SR 2019 / 112
	102–21 Consulting stakeholders on economic, environmental, and social topics	Chairman’s statement How we create value for our stakeholders Shareholders’ participation rights Corporate calendar UBS Group AG	UBS SR 2019 / 3–4 UBS SR 2019 / 25–50 UBS AR 2019 / 211–212 UBS AR 2019 / 7
	102–22 Composition of highest governance body	Board of Directors Group Executive Board Sustainability governance	UBS AR 2019 / 213–228 UBS AR 2019 / 229–236 UBS SR 2019 / 51–53
	102–23 Chair of the highest governance body	Not relevant to UBS (two-tiered board structure) Board of Directors	UBS AR 2019 / 213–228
102–24 Nominating and selecting the highest governance body

Sustainable performance and compensation

Board of Directors

Elections and terms of office

Organizational principles and structure

Governance and Nominating Committee

Skills, expertise and training of the Board of Directors

Succession planning

UBS SR 2019 / 64–65 UBS AR 2019 / 213–228
	102–25 Conflicts of interest	Key policies and guidelines (Code of Conduct and Ethics) Important business connections of independent members of the Board of Directors	UBS SR 2019 / 51–52 UBS AR 2019/ 226
	102–26 Role of highest governance body in setting purpose, values, and strategy	Sustainability governance Charter of the Corporate Culture and Responsibility Committee Chairman’s statement	UBS SR 2019 / 51–53 UBS SR 2019 / 112 UBS SR 2019 / 3–4
	102–27 Collective knowledge of highest governance body	Skills, expertise and training of the Board of Directors	UBS AR 2019 / 227

GRI Standard	Disclosure	Reference	Page
GRI 102 General Disclosures (2016)	102–28 Evaluating the highest governance body’s performance	Performance assessment Sustainable performance and compensation	UBS AR 2019 / 222 UBS SR 2019 / 64–65
	102–29 Identifying and managing economic, environmental, and social impacts	Sustainability governance Charter of the Corporate Culture and Responsibility Committee Chairman’s statement How we create value for our stakeholders Materiality under GRI Standards	UBS SR 2019 / 51–53 UBS SR 2019 / 112 UBS SR 2019 / 3–4 UBS SR 2019 / 25–50 UBS SR 2019 / 66–69
	102–30 Effectiveness of risk management processes	Charter of the Corporate Culture and Responsibility Committee	UBS SR 2019 / 112
	102–31 Review of economic, environmental, and social topics	Board of Directors – Corporate Culture and Responsibility Committee	UBS AR 2019 / 224
	102–32 Highest governance body’s role in sustainability reporting	Charter of the Corporate Culture and Responsibility Committee	UBS SR 2019 / 112
	102–33 Communicating critical concerns	Sustainability governance Charter of the Corporate Culture and Responsibility Committee Chairman’s statement Grievances and whistleblowing protection, policies and procedures	UBS SR 2019 / 51–53 UBS SR 2019 / 112 UBS SR 2019 / 3–4 UBS SR 2019 / 52
	102–34 Nature and total number of critical concerns	Materiality under GRI Standards How we create value for our stakeholders Note: Due to the diverse nature and sources of critical concerns it is not possible to report their total number.	UBS SR 2019 / 66–69 UBS SR 2019 / 25–50
	102–35 Remuneration policies	Compensation Report 2019 Sustainable performance and compensation	UBS AR 2019 / 242–288 UBS SR 2019 / 64–65
	102–36 Process for determining remuneration	Compensation Report 2019	UBS AR 2019 / 242–288
102–37 Stakeholders’ involvement in remuneration

How we create value for our stakeholders

Shareholders’ participation rights

Corporate calendar UBS Group AG

Compensation report – Overview of the performance assessment measures

Shareholder engagement and say on pay

Note: Voting results of AGMs are published on www.ubs.com/agm

UBS SR 2019 / 25–50 UBS AR 2019 / 211–212 UBS AR 2019 / 7 UBS AR 2019 / 268 UBS AR 2019 / 246–249
102–38 Annual total compensation ratio

Reason for omission: Not disclosed due to confidentiality

Compensation for the CEO, the highest paid GEB member, total compensation for GEB members, compensation for the BoD members, including the Chairman, and compensation for employees other than GEB members are disclosed in the Compensation Report 2019.

UBS AR 2019 / 242–288
102–39 Percentage increase in annual total compensation ratio

Reason for omission: Not disclosed due to confidentiality

Compensation increase for the CEO, the highest paid GEB member, total compensation for GEB members, compensation for the BoD members, including the Chairman, and general employee compensation for employees other than GEB members are disclosed in the Compensation Report 2019.

UBS AR 2019 / 242–288

Appendix 4 – Global Reporting Initiative content index

GRI Standard	Disclosure	Reference	Page
GRI 102 General Disclosures (2016)	102–40 List of stakeholder groups	How we create value for our stakeholders Materiality under GRI Standards	UBS SR 2019 / 25–50 UBS SR 2019 / 66–69
	102–41 Collective bargaining agreements	Employee representation	UBS SR 2019 / 38
	102–42 Identifying and selecting stakeholders	See 102–40	UBS SR 2019 / 25–50 UBS SR 2019 / 66–69
	102–43 Approach to stakeholder engagement	See 102–40	UBS SR 2019 / 25–50 UBS SR 2019 / 66–69
	102–44 Key topics and concerns raised	See 102–40	UBS SR 2019 / 25–50 UBS SR 2019 / 66–69
102–45 Entities included in the consolidated financial statements

Our external reporting approach

Our evolution

Note 1 Summary of significant accounting policies

Note 31 Interests in subsidiaries and other entities

Note: Except where clearly identified, all of UBS’s sustainability information referenced in this GRI index is presented on a consolidated basis under IFRS requirements for financial reporting for the UBS Group AG.

UBS AR 2019 (at the very beginning of the report) UBS AR 2019 / 14–15 UBS AR 2019 / 317–352 UBS AR 2019 / 464–469
	102–46 Defining report content and topic boundaries	Information policy How we create value for our stakeholders Materiality under GRI Standards Impact of material GRI topics	UBS AR 2019 / 240–241 UBS SR 2019 / 25–50 UBS SR 2019 / 66–69 UBS SR 2019 / 131
	102–47 List of material topics	Material GRI topics 2019	UBS SR 2019 / 67–69
	102–48 Restatements of information	None
	102–49 Changes in reporting	No significant changes
	102–50 Reporting period	1.1.2019–31.12.2019
	102–51 Date of most recent report	15.3.2019
	102–52 Reporting cycle	Financial reporting: quarterly Sustainability reporting: annually
	102–53 Contact point for questions regarding the report	Questions related to Annual Report: Contacts Questions related to Sustainability Report: Contacts	UBS AR 2019 / 7 UBS SR 2019 / 2
	102–54 Claims of reporting in accordance with the GRI standards	GRI content index Independent assurance report by EY	UBS SR 2019 / 143 UBS SR 2019 / 105–106
102–55 GRI content index
	102–56 External assurance	Auditors Management’s report on internal control over financial reporting Independent assurance report by EY About this Sustainability Report	UBS AR 2019 / 238–239 UBS AR 2019 / 292–305 UBS SR 2019 / 105–106 UBS SR 2019 / 2

GRI Standard	Disclosure	Reference	Page
Economic Performance (Material topics: Operational efficiency and effectiveness; Climate action)
GRI 103 Management Approach (2016)	103–1 Explanation of the material topic and its boundary	Materiality under GRI Standards Impact of material GRI topics Our approach to long-term value creation	UBS SR 2019 / 66–69 UBS SR 2019 / 131 UBS SR 2019 (at the very beginning of the report)
103–2 The management approach and its components

Our strategy

Performance targets and measurement

Our key figures

Group Internal Audit

Organizational principles and structure

Our climate strategy

Charter of the Corporate Culture and Responsibility Committee

Sustainability governance

Objectives 2020

Objectives and achievements 2019

Information relevant to all material topics

UBS SR 2019 / 7–8

UBS SR 2019 / 9

UBS AR 2019 / 8

UBS AR 2019 / 239

UBS AR 2019 / 221

UBS SR 2019 / 54–63

UBS SR 2019 / 112

UBS SR 2019 / 51–53

UBS SR 2019 / 140–142

UBS SR 2019 / 135–139

UBS SR 2019 / 129

	103–3 Evaluation of the management approach	Evaluation of management approaches Our strategy Performance targets and measurement Our climate strategy	UBS SR 2019 / 129 UBS SR 2019 / 7–8 UBS SR 2019 / 9 UBS SR 2019 / 54–63
GRI 201 Economic Performance (2016)	201–1 Direct economic value generated and distributed

Direct economic value generated and distributed by UBS Group AG consolidated in 2019

Income statement

Statement of cash flows

Note 6 Personnel expenses

Note 7 General and administrative expenses

Note 8 Income taxes

Driving change in communities

Vendors (total purchase amount)

UBS SR 2019 / 133 UBS AR 2019 / 306 UBS AR 2019 / 315–316 UBS AR 2019 / 360 UBS AR 2019 / 360 UBS AR 2019 / 361–364 UBS SR 2019 / 98–102 UBS SR 2019 / 50
	201–2 Financial implications and other risks and opportunities for the organization’s activities due to climate change	Our climate strategy Refer to Submission to the CDP climate change questionnaire for further information	UBS SR 2019 / 54–63
	201–3 Defined benefit plan obligations and other retirement plans	Note 29 Pension and other post-employment benefit plans	UBS AR 2019 / 442–455
	201–4 Financial assistance received from government	UBS did not receive any significant monetary support from governments in 2019
Indirect Economic Impacts (Community investment)
GRI 103 Management Approach (2016)	103–1 Explanation of the material topic and its boundary	Materiality under GRI Standards Impact of material GRI topics Our approach to long-term value creation	UBS SR 2019 / 66–69 UBS SR 2019 / 131 UBS SR 2019 (at the very beginning of the report)
	103–2 The management approach and its components	Sustainability governance Society Indirect economic impacts Objectives 2020 Objectives and achievements 2019 Information relevant to all material topics	UBS SR 2019 / 51–53 UBS SR 2019 / 46–48 UBS SR 2019 / 129 UBS SR 2019 / 140–142 UBS SR 2019 / 135–139 UBS SR 2019 / 129
	103–3 Evaluation of the management approach	Evaluation of management approaches	UBS SR 2019 / 129

Appendix 4 – Global Reporting Initiative content index

GRI Standard	Disclosure	Reference	Page
GRI 203 Indirect Economic Impacts (2016)	203–1 Infrastructure investments and services supported	Driving change in communities	UBS SR 2019 / 98–102
	203–2 Significant indirect economic impacts	Indirect economic impacts Recovery and resolution Personal & Corporate Banking Society Sustainability at UBS For further information see also Switzerland and UBS – Strong partners	UBS SR 2019 / 129 UBS AR 2019 / 51–53 UBS SR 2019 / 14–15 UBS SR 2019 / 46–48 UBS SR 2019 / 5–6 https://www.ubs.com/ch/en/ microsites/switzerland-facts-figures-and-stories/switzerland-and-ubs.html
Anti–corruption (Regulatory compliance)
GRI 103 Management Approach (2016)	103–1 Explanation of the material topic and its boundary	Materiality under GRI Standards Impact of material GRI topics Our approach to long-term value creation	UBS SR 2019 / 66–69 UBS SR 2019 / 131 UBS SR 2019 (at the very beginning of the report)
	103–2 The management approach and its components	Sustainability governance Policies to combat financial crime Combating financial crime Objectives 2020 Objectives and achievements 2019 Information relevant to all material topics	UBS SR 2019 / 51–53 UBS SR 2019 / 52 UBS SR 2019 / 94 UBS SR 2019 / 140–142 UBS SR 2019 / 135–139 UBS SR 2019 / 129
	103–3 Evaluation of the management approach	Evaluation of management approaches	UBS SR 2019 / 129
GRI 205 Anti–corruption (2016)	205–1 Operations assessed for risks related to corruption	Combating financial crime	UBS SR 2019 / 94
	205–2 Communication and training about anti–corruption policies and procedures	Sustainability-related training and raising awareness Responsible supply chain management – Committing our vendors to our standards	UBS SR 2019 / 64 UBS SR 2019 / 93
205–3 Confirmed incidents of corruption and actions taken

Reason for omission:

Confidentiality constraints: UBS treats this data as confidential company information. Significant cases would be discussed in Note 21 b) "Litigation, regulatory and similar matters" of the UBS Annual Report.

UBS AR 2019 / 387–394
Anti–competitive Behavior (Regulatory compliance)
GRI 103 Management Approach (2016)	103–1 Explanation of the material topic and its boundary	Materiality under GRI Standards Impact of material GRI topics Our approach to long-term value creation	UBS SR 2019 / 66–69 UBS SR 2019 / 131 UBS SR 2019 (at the very beginning of the report)
	103–2 The management approach and its components	Risk appetite framework Operational risk Our Code of Conduct and Ethics Objectives 2020 Objectives and achievements 2019 Information relevant to all material topics	UBS AR 2019 / 111–114 UBS AR 2019 / 153–155 UBS SR 2019 / 113–116 UBS SR 2019 / 140–142 UBS SR 2019 / 135–139 UBS SR 2019 / 129
	103–3 Evaluation of the management approach	Evaluation of management approaches	UBS SR 2019 / 129
GRI 206 Anti-competitive Behavior (2016)	206–1 Legal actions for anti-competitive behavior, anti-trust, and monopoly practices	See GRI 419–1

GRI Standard	Disclosure	Reference	Page
Materials
GRI 301 Materials (2016)	301–1 Materials used by weight or volume.	Paper is the only relevant material for this indicator In-house environmental management – Paper	UBS SR 2019 / 88
	301–2 Recycled input materials used	Paper is the only relevant material for this indicator In-house environmental management – Paper	UBS SR 2019 / 88
Energy (Climate action)
GRI 103 Management Approach (2016)	103–1 Explanation of the material topic and its boundary	Materiality under GRI Standards Impact of material GRI topics Our approach to long-term value creation	UBS SR 2019 / 66–69 UBS SR 2019 / 131 UBS SR 2019 (at the very beginning of the report)
103–2 The management approach and its components

Sustainability governance

Sustainability-related training and raising awareness

UBS in society management indicators

Our climate strategy

Environmental targets and performance in our operations

UBS in society constitutional document

Objectives 2020

Objectives and achievements 2019

Information relevant to all material topics

Refer to Submission  to the CDP climate change questionnaire for further information

UBS SR 2019 / 51–53 UBS SR 2019 / 64 UBS SR 2019 / 128 UBS SR 2019 / 54–63 UBS SR 2019 / 82 UBS SR 2019 / 117–119 UBS SR 2019 / 140–142 UBS SR 2019 / 135–139 UBS SR 2019 / 129
	103–3 Evaluation of the management approach	Evaluation of management approaches ISO 14001 and 50001 certificates	UBS SR 2019 / 129 UBS SR 2019 / 107–110

Appendix 4 – Global Reporting Initiative content index

GRI Standard	Disclosure	Reference	Page
GRI 302 Energy (2016)	302–1 Energy consumption within the organization	GHG emissions Energy consumption Environmental indicators Reporting standards and methodologies	UBS SR 2019 / 83 UBS SR 2019 / 85 UBS SR 2019 / 91 UBS SR 2019 / 89–90
	302–2 Energy consumption outside of the organization	Not relevant
	302–3 Energy intensity	Environmental indicators per full time employee Reporting standards and methodologies	UBS SR 2019 / 92 UBS SR 2019 / 89–90
	302–4 Reduction of energy consumption	GHG emissions Energy consumption Environmental targets and performance in our operations Reporting standards and methodologies	UBS SR 2019 / 83 UBS SR 2019 / 85 UBS SR 2019 / 82 UBS SR 2019 / 89–90
	302–5 Reductions in energy requirements of products and services	Not relevant for financial institutions, see FS8
Emissions (Climate action)
GRI 103 Management Approach (2016)	103–1 Explanation of the material topic and its boundary	Materiality under GRI Standards Impact of material GRI topics Our approach to long-term value creation	UBS SR 2019 / 66–69 UBS SR 2019 / 131 UBS SR 2019 (at the very beginning of the report)
103–2 The management approach and its components

Sustainability governance

Sustainability-related training and raising awareness

UBS in society management indicators

Our climate strategy

Environmental targets and performance in our operations

UBS in society constitutional document

Objectives 2020

Objectives and achievements 2019

Information relevant to all material topics

Refer to Submission  to the CDP climate change questionnaire for further information

UBS SR 2019 / 51–53 UBS SR 2019 / 64 UBS SR 2019 / 128 UBS SR 2019 / 54–63 UBS SR 2019 / 82 UBS SR 2019 / 117–119 UBS SR 2019 / 140–142 UBS SR 2019 / 135–139 UBS SR 2019 / 129
	103–3 Evaluation of the management approach	Evaluation of management approaches ISO 14001 and 50001 certificates	UBS SR 2019 / 129 UBS SR 2019 / 107–110
GRI 305 Emissions (2016)	305–1 Direct (Scope 1) GHG emissions	Environmental indicators GHG emissions Reporting standards and methodologies	UBS SR 2019 / 91 UBS SR 2019 / 83 UBS SR 2019 / 89–90
	305–2 Energy indirect (Scope 2) GHG emissions	Environmental indicators GHG emissions Reporting standards and methodologies	UBS SR 2019 / 91 UBS SR 2019 / 83 UBS SR 2019 / 89–90
	305–3 Other indirect (Scope 3) GHG emissions	Environmental indicators GHG emissions Reporting standards and methodologies	UBS SR 2019 / 91 UBS SR 2019 / 83 UBS SR 2019 / 89–90
	305–4 GHG emissions intensity	Environmental indicators per full time employee Reporting standards and methodologies	UBS SR 2019 / 92 UBS SR 2019 / 89–90
	305–5 Reduction of GHG emissions	see 302–4
	305–6 Emissions of ozone-depleting substances (ODS)	Not relevant
	305–7 Nitrogen oxides (NOX), sulfur oxides (SOX), and other significant air emissions	Not relevant
GRI Standard	Disclosure	Reference	Page
Effluents and Waste
GRI 306 Effluents and Waste (2016)	306–2 Waste by type and disposal method	Environmental indicators Waste and recycling	UBS SR 2019 / 91 UBS SR 2019 / 89
Supplier Environmental Assessment (Environmental and social risk management)
GRI 103 Management Approach (2016)	103–1 Explanation of the material topic and its boundary	Materiality under GRI Standards Impact of material GRI topics Our approach to long-term value creation	UBS SR 2019 / 66–69 UBS SR 2019 / 131 UBS SR 2019 (at the very beginning of the report)
	103–2 The management approach and its components	Sustainability governance Objectives 2020 Objectives and achievements 2019 UBS in society constitutional document Responsible supply chain management Information relevant to all material topics	UBS SR 2019 / 51–53 UBS SR 2019 / 140–142 UBS SR 2019 / 135–139 UBS SR 2019 / 117–119 UBS SR 2019 / 93 UBS SR 2019 / 129
	103–3 Evaluation of the management approach	Evaluation of management approaches ISO 14001 and 50001 certificates	UBS SR 2019 / 129 UBS SR 2019 / 107–110
GRI 308 Supplier Environmental Assessment (2016)	308–1 New suppliers that were screened using environmental criteria	Responsible supply chain management	UBS SR 2019 / 93
	308–2 Negative environmental impacts in the supply chain and actions taken	Responsible supply chain management	UBS SR 2019 / 93
Employment (Compensation)
GRI 103 Management Approach (2016)	103–1 Explanation of the material topic and its boundary	Materiality under GRI Standards Impact of material GRI topics Our approach to long-term value creation	UBS SR 2019 / 66–69 UBS SR 2019 / 131 UBS SR 2019 (at the very beginning of the report)
103–2 The management approach and its components

Compensation Committee

Employees

Compensation

Key policies and guidelines

Sustainable performance and compensation

Objectives 2020

Objectives and achievements 2019

Information relevant to specific material topics – Employee topics

Information relevant to all material topics

UBS AR 2019 / 224 UBS SR 2019 / 35–39 UBS AR 2019 / 242–288 UBS SR 2019 / 51–52 UBS SR 2019 / 64–65 UBS SR 2019 / 140–142 UBS SR 2019 / 135–139 UBS SR 2019 / 129–130 UBS SR 2019 / 129
	103–3 Evaluation of the management approach	Evaluation of management approaches	UBS SR 2019 / 129
GRI 401 Employment (2016)	401–1 New employee hires and employee turnover	Hiring, developing and retaining talent Our workforce by the numbers	UBS SR 2019 / 36 UBS SR 2019 / 40–45
	401–2 Benefits provided to full-time employees that are not provided to temporary or part-time employees	Managing our global workforce	UBS SR 2019 / 39
401–3 Parental leave

Managing our global workforce

UBS employees: parental leave taken

Reason for omission: Information unavailable for GRI 401–3 c), d) and e). Data aggregation is subject to limitations such as the disparate definitions and permutations of parental leave across the firm and the various leave and absence tools used in the more than 50 countries in which we operate.

UBS SR 2019 / 39 UBS SR 2019 / 45
GRI Standard	Disclosure	Reference	Page
Training and Education (Talent management)
GRI 103 Management Approach (2016)	103–1 Explanation of the material topic and its boundary	Materiality under GRI Standards Impact of material GRI topics Our approach to long-term value creation	UBS SR 2019 / 66–69 UBS SR 2019 / 131 UBS SR 2019 (at the very beginning of the report)
103–2 The management approach and its components

Employees

Key policies and guidelines

Sustainable performance and compensation

Objectives 2020

Objectives and achievements 2019

Information relevant to specific material topics – Employee topics

Information relevant to all material topics

UBS SR 2019 / 35–39 UBS SR 2019 / 51–52 UBS SR 2019 / 64–65 UBS SR 2019 / 140–142 UBS SR 2019 / 135–139 UBS SR 2019 / 129–130 UBS SR 2019 / 129
	103–3 Evaluation of the management approach	Evaluation of management approaches	UBS SR 2019 / 129
GRI 404 Training and Education (2016)	404–1 Average hours of training per year per employee	UBS reports in training days instead of training hours. One training day equals eight training hours. Hiring, developing and retaining talent Our workforce by the numbers	UBS SR 2019 / 36 UBS SR 2019 / 40–45
	404–2 Programs for upgrading employee skills and transition assistance programs	Hiring, developing and retaining talent The importance of diversity and inclusion Managing our global workforce	UBS SR 2019 / 36 UBS SR 2019 / 37 UBS SR 2019 / 39
404–3 Percentage of employees receiving regular performance and career development reviews

Sustainable performance and compensation

Hiring, developing and retaining talent

As the performance review percentage covers 99,9% of all our eligible employees, there is no added value for further breakdown by gender or employment category.

UBS SR 2019 / 64–65 UBS SR 2019 / 36
Diversity and Equal Opportunity (Diversity and inclusion)
GRI 103 Management Approach (2016)	103–1 Explanation of the material topic and its boundary	Materiality under GRI Standards Impact of material GRI topics Our approach to long-term value creation	UBS SR 2019 / 66–69 UBS SR 2019 / 131 UBS SR 2019 (at the very beginning of the report)
103–2 The management approach and its components

Employees

Key policies and guidelines

Sustainable performance and compensation

Objectives 2020

Objectives and achievements 2019

Information relevant to specific material topics – Employee topics

Information relevant to all material topics

UBS SR 2019 / 35–39 UBS SR 2019 / 51–52 UBS SR 2019 / 64–65 UBS SR 2019 / 140–142 UBS SR 2019 / 135–139 UBS SR 2019 / 129–130 UBS SR 2019 / 129
	103–3 Evaluation of the management approach	Evaluation of management approaches	UBS SR 2019 / 129

Appendix 4 – Global Reporting Initiative content index

GRI Standard	Disclosure	Reference	Page
GRI 405 Diversity and Equal Opportunity (2016)	405–1 Diversity of governance bodies and employees	The importance of diversity and inclusion Our workforce by the numbers Members of the Board of Directors Skills, expertise and training of the Board of Directors Members of the Group Executive Board	UBS SR 2019 / 37 UBS SR 2019 / 40–45 UBS AR 2019 / 223–220 UBS AR 2019 / 227 UBS AR 2019 / 229–236
	405–2 Ratio of basic salary and remuneration of women to men	Hiring, developing and retaining talent Our commitment to pay fairness Sustainable performance and compensation Total Reward Principles	UBS SR 2019 / 36 UBS AR 2019 / 250 UBS SR 2019 / 64–65 UBS AR 2019 / 250
Non-discrimination (Diversity and inclusion)
GRI 103 Management Approach (2016)	103–1 Explanation of the material topic and its boundary	Materiality under GRI Standards Impact of material GRI topics Our approach to long-term value creation	UBS SR 2019 / 66–69 UBS SR 2019 / 131 UBS SR 2019 (at the very beginning of the report)
103–2 The management approach and its components

Employees

Key policies and guidelines

Sustainable performance and compensation

Objectives 2020

Objectives and achievements 2019

Information relevant to specific material topics – Employee topics

Information relevant to all material topics

UBS SR 2019 / 35–39 UBS SR 2019 / 51–52 UBS SR 2019 / 64–65 UBS SR 2019 / 140–142 UBS SR 2019 / 135–139 UBS SR 2019 / 129–130 UBS SR 2019 / 129
	103–3 Evaluation of the management approach	Evaluation of management approaches	UBS SR 2019 / 129
GRI 406 Non-discrimination (2016)	406–1 Incidents of discrimination and corrective actions taken

Reason for omission:

Confidentiality constraints: UBS treats this data as confidential company information. Significant cases would be discussed in Note 21 b) "Litigation, regulatory and similar matters" of the UBS Annual Report.

UBS AR 2019 / 387–394
Supplier Social Assessment (Environmental and social risk management)
GRI 103 Management Approach (2016)	103–1 Explanation of the material topic and its boundary	Materiality under GRI Standards Impact of material GRI topics Our approach to long-term value creation	UBS SR 2019 / 66–69 UBS SR 2019 / 131 UBS SR 2019 (at the very beginning of the report)
	103–2 The management approach and its components	Sustainability governance Objectives 2020 Objectives and achievements 2019 UBS in society constitutional document Responsible supply chain management Information relevant to all material topics	UBS SR 2019 / 51–53 UBS SR 2019 / 140–142 UBS SR 2019 / 135–139 UBS SR 2019 / 117–119 UBS SR 2019 / 93 UBS SR 2019 / 129
	103–3 Evaluation of the management approach	Evaluation of management approaches ISO 14001 and 50001 certificates	UBS SR 2019 / 129 UBS SR 2019 / 107–110
GRI 414 Supplier Social Assessment (2016)	414–1 New suppliers that were screened using social criteria	Responsible supply chain management	UBS SR 2019 / 93
	414–2 Negative social impacts in the supply chain and actions taken	Responsible supply chain management	UBS SR 2019 / 93
Local Communities
GRI G4 Financial Services Sector Disclosures	FS 14 Initiatives to improve access to financial services for disadvantaged people	Accessibility	UBS SR 2019 / 30

GRI Standard	Disclosure	Reference	Page
Public Policy
GRI 415 Public Policy (2016)	415–1 Political contributions	Politicians and political parties	UBS SR 2019 / 49
Marketing and Labelling (Regulatory compliance)
GRI 103 Management Approach (2016) GRI G4 Financial Services Sector Disclosures	103–1 Explanation of the material topic and its boundary	Materiality under GRI Standards Impact of material GRI topics Our approach to long-term value creation	UBS SR 2019 / 66–69 UBS SR 2019 / 131 UBS SR 2019 (at the very beginning of the report)
103–2 The management approach and its components

Regulation and supervision

Our Code of Conduct and Ethics

Suitability

Key policies and guidelines

Quality feedback management system

Financial literacy

Objectives 2020

Objectives and achievements 2019

Information relevant to all material topics

UBS AR 2019 / 49–50 UBS SR 2019 / 113–116 UBS SR 2019 / 29–30 UBS SR 2019 / 51–52 UBS SR 2019 / 29 UBS SR 2019 / 134 UBS SR 2019 / 140–142 UBS SR 2019 / 135–139 UBS SR 2019 / 129
	103–3 Evaluation of the management approach	Evaluation of management approaches	UBS SR 2019 / 129
GRI 417 Marketing and Labelling (2016)	417–1 Requirements for product and service information and labelling	Not relevant for financial services company See former FS15 which has been included in 103 for Marketing and Labelling (i.e., Suitability)
417–2 Incidents of non-compliance concerning product and service information and labelling

Reason for omission:

Confidentiality constraints: UBS treats this data as confidential company information. Significant cases would be discussed in Note 21 b) "Litigation, regulatory and similar matters" of the UBS Annual Report.

UBS AR 2019 / 387–394
417–3 Incidents of non-compliance concerning marketing communications

Reason for omission:

Confidentiality constraints: UBS treats this data as confidential company information. Significant cases would be discussed in Note 21 b) "Litigation, regulatory and similar matters" of the UBS Annual Report.

UBS AR 2019 / 387–394
Customer Privacy (Regulatory compliance)
GRI 103 Management Approach (2016)	103–1 Explanation of the material topic and its boundary	Materiality under GRI Standards Impact of material GRI topics Our approach to long-term value creation	UBS SR 2019 / 66–69 UBS SR 2019 / 131 UBS SR 2019 (at the very beginning of the report)
	103–2 The management approach and its components	Regulation and supervision Our Code of Conduct and Ethics Information relevant to all material topics Objectives 2020 Objectives and achievements 2019	UBS AR 2019 / 49–50 UBS SR 2019 / 113–116 UBS SR 2019 / 129 UBS SR 2019 / 140–142 UBS SR 2019 / 135–139
	103–3 Evaluation of the management approach	Evaluation of management approaches	UBS SR 2019 / 129
GRI 418 Customer Privacy (2016)	418–1 Substantiated complaints concerning breaches of customer privacy and losses of customer data

Reason for omission:

Confidentiality constraints: UBS treats this data as confidential company information. Significant cases would be discussed in Note 21 b) "Litigation, regulatory and similar matters" of the UBS Annual Report.

UBS AR 2019 / 387–394

Appendix 4 – Global Reporting Initiative content index

GRI Standard	Disclosure	Reference	Page
Socioeconomic Compliance (Regulatory compliance; Diversity and inclusion)
GRI 103 Management Approach (2016)	103–1 Explanation of the material topic and its boundary	Materiality under GRI Standards Impact of material GRI topics Our approach to long-term value creation	UBS SR 2019 / 66–69 UBS SR 2019 / 131 UBS SR 2019 (at the very beginning of the report)
	103–2 The management approach and its components	Our Code of Conduct and Ethics Operational risk Information relevant to all material topics Objectives 2020 Objectives and achievements 2019	UBS SR 2019 / 113–116 UBS AR 2019 / 153–155 UBS SR 2019 / 129 UBS SR 2019 / 140–142 UBS SR 2019 / 135–139
	103–3 Evaluation of the management approach	Evaluation of management approaches	UBS SR 2019 / 129
GRI 419 Socioeconomic Compliance (2016)	419–1 Non-compliance with laws and regulations in the social and economic area

Reason for omission:

Confidentiality constraints: UBS treats this data as confidential company information. Significant cases would be discussed in Note 21 b) "Litigation, regulatory and similar matters" of the UBS Annual Report.

UBS AR 2019 / 387–394
Product Portfolio (Climate action; Environmental and social risk management; Sustainable investing)
GRI 103 Management Approach (2016)	103–1 Explanation of the material topic and its boundary	Materiality under GRI Standards Impact of material GRI topics Our approach to long-term value creation	UBS SR 2019 / 66–69 UBS SR 2019 / 131 UBS SR 2019 (at the very beginning of the report)
103–2 The management approach and its components

Sustainability governance

Our focus on ESG

Society

Key policies and guidelines

Our Code of Conduct and Ethics

UBS in society constitutional document

Our climate strategy

Objectives 2020

Objectives and achievements 2019

Environmental and social risk policy framework

Driving change in finance

Driving change in philanthropy

Sustainability-related training and raising awareness

UBS in society management indicators

Information relevant to all material topics

UBS SR 2019 / 51–53

UBS SR 2019 / 31–33

UBS SR 2019 / 46–48

UBS SR 2019 / 51–52

UBS SR 2019 / 113–116

UBS SR 2019 / 117–119

UBS SR 2019 / 54–63

UBS SR 2019 / 140–142

UBS SR 2019 / 135–139

UBS SR 2019 / 120–126

UBS SR 2019 / 70–74

UBS SR 2019 / 75

UBS SR 2019 / 64

UBS SR 2019 / 128

UBS SR 2019 / 129

	103–3 Evaluation of the management approach	Evaluation of management approaches ISO 14001 and 50001 certificates	UBS SR 2019 / 129 UBS SR 2019 / 107–110

GRI Standard	Disclosure	Reference	Page
GRI G4 Financial Services Sector Disclosures	FS6 Percentage of the portfolio for business lines by specific region, size (e.g., micro/SME/large) and by sector

Global Wealth Management

Global Wealth Management

Personal & Corporate Banking

Personal & Corporate Banking

Asset Management

Asset Management

Investment Bank

Investment Bank

Market risk

Country risk

Credit risk

Basel III Pillar 3 UBS Group AG 2019 report

UBS SR 2019 / 11–13

UBS AR 2019 / 85–87

UBS SR 2019 / 14–15

UBS AR 2019 / 88–92

UBS SR 2019 / 16–17

UBS AR 2019 / 93–96

UBS SR 2019 / 18–19

UBS AR 2019 / 97–100

UBS AR 2019 / 138–147

UBS AR 2019 / 148–152

UBS AR 2019 / 119–137

https://www.ubs.com/global/en/investor-relations/financial-information/pillar-3-disclosures.html

	FS7 Monetary value of products and services designed to deliver a specific social benefit for each business line broken down by purpose	Driving change in philanthropy	UBS SR 2019 / 75
	FS8 Monetary value of products and services designed to deliver a specific environmental benefit for each business line broken down by purpose	Our climate strategy Calculating and reporting on climate change-related financing and advisory activities	UBS SR 2019 / 54–63 UBS SR 2019 / 132
Audit (Environmental and social risk management)
GRI 103 Management Approach (2016)	103–1 Explanation of the material topic and its boundary	Materiality under GRI Standards Impact of material GRI topics Our approach to long-term value creation	UBS SR 2019 / 66–69 UBS SR 2019 / 131 UBS SR 2019 (at the very beginning of the report)
	103–2 The management approach and its components	UBS in society constitutional document UBS in society management indicators Objectives 2020 Objectives and achievements 2019	UBS SR 2019 / 117–119 UBS SR 2019 / 128 UBS SR 2019 / 140–142 UBS SR 2019 / 135–139
	103–3 Evaluation of the management approach	Evaluation of management approaches ISO 14001 and 50001 certificate	UBS SR 2019 / 129 UBS SR 2019 / 107–110

Appendix 4 – Global Reporting Initiative content index

GRI Standard	Disclosure	Reference	Page
Active Ownership (Sustainable investing)
GRI 103 Management Approach (2016)	103–1 Explanation of the material topic and its boundary	Materiality under GRI Standards Impact of material GRI topics Our approach to long-term value creation	UBS SR 2019 / 66–69 UBS SR 2019 / 131 UBS SR 2019 (at the very beginning of the report)
103–2 The management approach and its components

Society

Sustainability governance

UBS in society constitutional document

Our focus on ESG

Driving change in finance

Environmental and social risk policy framework

Objectives 2020

Objectives and achievements 2019

Information relevant to all material topics

UBS SR 2019 / 46–48 UBS SR 2019 / 51–53 UBS SR 2019 / 117–119 UBS SR 2019 / 31–33 UBS SR 2019 / 70–74 UBS SR 2019 / 120–126 UBS SR 2019 / 140–142 UBS SR 2019 / 135–139 UBS SR 2019 / 129
	103–3 Evaluation of the management approach	Evaluation of management approaches ISO 14001 and 50001 certificate	UBS SR 2019 / 129 UBS SR 2019 / 107–110
GRI G4 Financial Services Sector Disclosures	FS10 Percentage and number of companies held in the institution’s portfolio with which the reporting organization has interacted on environmental or social issues

Reason for omission: Our interactions with companies take a comprehensive ESG approach. Selective quantitative data provision on environmental and social issues only is therefore not practical.

Stewardship / voting rights

Climate strategy

UBS SR 2019 / 71 UBS SR 2019 / 50–51
	FS11 Percentage of assets subject to positive and negative environmental or social screening	Our focus on ESG Driving change in finance	UBS SR 2019 / 31–33 UBS SR 2019 / 70–74

Topics not covered by the topic-specific standards
GRI Standard	Disclosure	Reference	Page
Digital Innovation
GRI 103 Management Approach (2016)	103–1 Explanation of the material topic and its boundary	Materiality under GRI Standards Impact of material GRI topics Our approach to long-term value creation	UBS SR 2019 / 66–69 UBS SR 2019 / 131 UBS SR 2019 (at the very beginning of the report)
	103–2 The management approach and its components	Enhancing the client experience through innovation and digitalization Digital innovation Information relevant to all material topics Objectives 2020 Objectives and achievements 2019	UBS SR 2019 / 27–28 UBS SR 2019 / 129 UBS SR 2019 / 129 UBS SR 2019 / 140–142 UBS SR 2019 / 135–139
	103–3 Evaluation of the management approach	Evaluation of management approaches	UBS SR 2019 / 129
	KPI: USD billion spent on technology	Digital innovation	UBS SR 2019 / 129
Operational Efficiency and Effectiveness
GRI 103 Management Approach (2016)	103–1 Explanation of the material topic and its boundary	Materiality under GRI Standards Impact of material GRI topics Our approach to long-term value creation	UBS SR 2019 / 66–69 UBS SR 2019 / 131 UBS SR 2019 (at the very beginning of the report)
	103–2 The management approach and its components	Corporate Center Our strategy Objectives 2020 Objectives and achievements 2019 Information relevant to all material topics	UBS SR 2019 / 20 UBS SR 2019 / 7–8 UBS SR 2019 / 140–142 UBS SR 2019 / 135–139 UBS SR 2019 / 129
	103–3 Evaluation of the management approach	Evaluation of management approaches	UBS SR 2019 / 129
	KPI: Cost / income ration	Our Key Figures	UBS AR 2019 / 8
Client Experience
GRI 103 Management Approach (2016)	103–1 Explanation of the material topic and its boundary	Materiality under GRI Standards Impact of material GRI topics Our approach to long-term value creation	UBS SR 2019 / 66–69 UBS SR 2019 / 131 UBS SR 2019 (at the very beginning of the report)
103–2 The management approach and its components

Our Code of Conduct and Ethics

Quality feedback management system

Clients

Current market climate and industry trends

Our strategy

Objectives 2020

Objectives and achievements 2019

Information relevant to all material topics

UBS SR 2019 / 113–116 UBS SR 2019 / 29 UBS SR 2019 / 26–33 UBS SR 2019 / 21–24 UBS SR 2019 / 7–8 UBS SR 2019 / 140–142 UBS SR 2019 / 135–139 UBS SR 2019 / 129
	103–3 Evaluation of the management approach	Evaluation of management approaches	UBS SR 2019 / 129
	KPI: Net new money growth (%) for Global Wealth Management	Global Wealth Management Net new money growth	UBS AR 2019 / 85

Appendix 4 – Global Reporting Initiative content index

GRI Standard	Disclosure	Reference	Page
Working Culture and Environment
GRI 103 Management Approach (2016)	103–1 Explanation of the material topic and its boundary	Materiality under GRI Standards Impact of material GRI topics Our approach to long-term value creation	UBS SR 2019 / 66–69 UBS SR 2019 / 131 UBS SR 2019 (at the very beginning of the report)
103–2 The management approach and its components

Compensation Committee

Employees

Society

Key policies and guidelines

Sustainable performance and compensation

Objectives 2020

Objectives and achievements 2019

Information relevant to specific material topics – Employee topics

Health and safety statement

Our Code of Conduct and Ethics

Information relevant to all material topics

UBS AR 2019 / 224

UBS SR 2019 / 35–39

UBS SR 2019 / 46–48

UBS SR 2019 / 51–52

UBS SR 2019 / 64–65

UBS SR 2019 / 140–142

UBS SR 2019 / 135–139

UBS SR 2019 / 129–130

UBS SR 2019 / 127

UBS SR 2019 / 113–116

UBS SR 2019 / 129

	103–3 Evaluation of the management approach	Evaluation of management approaches	UBS SR 2019 / 129
	KPI: Employer of choice	Society – Aims and progress	UBS SR 2019 / 48

Sustainability Accounting Standards Board Index 2019

Reporting under the Sustainability Accounting Standards Board (SASB) standards for the first time, we have focused on the three sector standards most relevant to our firm: Asset Management & Custody Activities, Investment Banking & Brokerage and Commercial Banks. Except where clearly identified, all of UBS’s information included in this index is presented for UBS Group AG and all its subsidiaries. While we do not disclose all information and metrics included in the SASB standards in our 2019 reporting, we are endeavoring to develop our disclosure over time and to close relevant gaps.

Note

All references to the Annual Report 2019 are referring to the combined UBS Group AG and UBS AG Annual Report 2019 available on www.ubs.com/investors.

Appendix 5 – Sustainability Accounting Standards Board index

SASB Code	Accounting Metric	Reference	Page
Disclosures Included in Multiple Sectors’ Standards
FN-AC-330a.1 FN-IB-330a.1	Percentage of gender and racial / ethnic group representation for (1) executive management, (2) non-executive management, (3) professionals, and (4) all other employees	Employees Our Code of Conduct and Ethics Skills, expertise and training of the Board of Directors Gender-related aspects in compensation	UBS SR 2019 / 35–45 UBS SR 2019 / 113–116 UBS AR 2019 / 227 UBS AR 2019 / 244
FN-IB-510a.1 FN-CB-510a.1 FN-AC-510a.1

Total amount of monetary losses as a result of legal proceedings associated with fraud, insider trading, anti-trust, anti-competitive behavior, market manipulation, malpractice, or other related financial industry laws or regulations

		Note 21 Provisions and contingent liabilities	UBS AR 2019 / 387–394
FN-AC-510a.2 FN-IB-510a.2 FN-CB-510a.2	Description of whistleblower policies and procedures	Grievances and whistleblowing protection, policies and procedures Upholding the Code Grievance mechanism Risk principles and risk culture	UBS SR 2019 / 52 UBS SR 2019 / 116 UBS SR 2019 / 129 UBS AR 2019 / 112
FN-IB-550a.1 FN-CB-550a.1	Global Systemically Important Bank (G-SIB) score, by category	G-SIB information is included in our Pillar III Disclosure (see https://www.ubs.com/global/en/investor-relations/financial-information/pillar-3-disclosures.html) Regulation and supervision	Pillar III Disclosure UBS AR 2019 / 49–53
FN-IB-550a.2 FN-CB-550a.2	Description of approach to incorporation of results of mandatory and voluntary stress tests into capital adequacy planning, long-term corporate strategy, and other business activities	Our climate strategy Stress testing Further key aspects of credit risk models Regulation and supervision	UBS SR 2019 / 54–63 UBS AR 2019 / 116–117 UBS AR 2019 / 133–135 UBS AR 2019 / 49–53
Asset Management & Custody Activities
FN-AC-270a.2	Total amount of monetary losses as a result of legal proceedings associated with marketing and communication of financial product-related information to new and returning customers	Note 21 Provisions and contingent liabilities	UBS AR 2019 / 387–394
FN-AC-270a.3	Description of approach to informing customers about products and services	Suitability Operational risk	UBS SR 2019 / 29–30 UBS AR 2019 / 153–155
FN-AC-410a.1	Amount of assets under management, by asset class, that employ (1) integration of environmental, social and governance (ESG) issues, (2) sustainability-themed investing, and (3) screening	Our focus on ESG Driving change in finance	UBS SR 2019 / 31–33 UBS SR 2019 / 70–74
FN-AC-410a.2	Description of approach to incorporation of environmental, social and governance (ESG) factors in investment and/or wealth management processes and strategies	Global Wealth Management Society Our climate strategy Our focus on ESG Driving change in finance UBS in society constitutional document	UBS SR 2019 / 11–13 UBS SR 2019 / 46–48 UBS SR 2019 / 54–63 UBS SR 2019 / 31–33 UBS SR 2019 / 70–74 UBS SR 2019 / 117–119

SASB Code	Accounting Metric	Reference	Page
FN-AC-410a.3	Description of proxy voting and investee engagement policies and procedures	Protecting our clients' assets Stewardship / voting rights Key sustainability investing products and services	UBS SR 2019 / 58–59 UBS SR 2019 / 71 UBS SR 2019 / 74
FN-AC-550a.2	Description of approach to incorporation of liquidity risk management programs into portfolio strategy and redemption risk management

UBS AM defines Liquidity risk as the risk that a fund cannot meet client redemption requests at current prices while fulfilling ongoing obligations to remaining investors in line with the fund's stated investment objective, strategy and policies.

UBS AM operates a Liquidity Risk Framework in line with our fiduciary duty towards investors, which:

•          Considers liquidity risk management at product design / fund setup;

•          Requires ongoing liquidity monitoring; and

•          Includes escalation protocols and governance for management of liquidity risk events

FN-AC-550a.3	Total exposure to securities financing transactions	Traded products Leverage ratio denominator	UBS AR 2019 / 125–126 UBS AR 2019 / 188–189
FN-AC-550a.4	Net exposure to written credit derivatives	Note 11 Derivative instruments	UBS AR 2019 / 371–376
FN-AC-000.A	(1) Total registered and (2) total unregistered assets under management (AUM)	Note 36 Invested assets and net new money Global Wealth Management Asset Management	UBS AR 2019 / 475 UBS AR 2019 / 85–87 UBS AR 2019 / 93–96
FN-AC-000.B	Total assets under custody and supervision	Note 36 Invested assets and net new money Global Wealth Management Asset Management	UBS AR 2019 / 475 UBS AR 2019 / 85–87 UBS AR 2019 / 93–96
Investment Banking & Brokerage
FN-IB-410a.1	Revenue from (1) underwriting, (2) advisory, and (3) securitization transactions incorporating integration of environmental, social, and governance (ESG) factors, by industry

Our focus on ESG

Driving change in finance

Environmental and social risk policy framework

(Note: "UBS applies an environmental and social risk framework to ALL transactions, products, services and activities such as lending, capital raising, advisory services or investments that involve a party associated with environmentally or socially sensitive activities.")

UBS SR 2019 / 31–33 UBS SR 2019 / 70–74 UBS SR 2019 / 120–126
FN-IB-410a.2	(1) Number and (2) total value of investments and loans incorporating integration of environmental, social, and governance (ESG) factors, by industry

Our focus on ESG

Driving change in finance

Environmental and social risk policy framework

(Note: "UBS applies an environmental and social risk framework to ALL transactions, products, services and activities such as lending, capital raising, advisory services or investments that involve a party associated with environmentally or socially sensitive activities.")

UBS SR 2019 / 31–33 UBS SR 2019 / 70–74 UBS SR 2019 / 120–126
FN-IB-410a.3	Description of approach to incorporation of environmental, social, and governance (ESG) factors in investment banking and brokerage activities	Society Our climate strategy Our focus on ESG Driving change in finance UBS in society constitutional document Environmental and social risk policy framework	UBS SR 2019 / 46–48 UBS SR 2019 / 54–63 UBS SR 2019 / 31–33 UBS SR 2019 / 70–74 UBS SR 2019 / 117–119 UBS SR 2019 / 120–126
FN-IB-510b.3	Total amount of monetary losses as a result of legal proceedings associated with professional integrity, including duty of care	Note 21 Provisions and contingent liabilities	UBS AR 2019 / 387–394

Appendix 5 – Sustainability Accounting Standards Board index

SASB Code	Accounting Metric	Reference	Page
FN-IB-510b.4	Description of approach to ensuring professional integrity, including duty of care

Employees

Key policies and guidelines

Sustainable performance and compensation

Sustainability-related training and raising awareness

Our Code of Conduct and Ethics

Charter of the Corporate Culture and Responsibility Committee

Risk categories

Risk principles and risk culture

Operational risk

Compensation framework for employees other than GEB members

UBS SR 2019 / 35–37 UBS SR 2019 / 51–52 UBS SR 2019 / 64–65 UBS SR 2019 / 64 UBS SR 2019 / 113–116 UBS SR 2019 / 112 UBS AR 2019 / 107 UBS AR 2019 / 112 UBS AR 2019 / 153–155 UBS AR 2019 / 257
FN-IB-550b.1	Percentage of total remuneration that is variable for Material Risk Takers (MRTs)	Sustainable performance and compensation Compensation	UBS SR 2019 / 64–65 UBS AR 2019 / 242–288
FN-IB-550b.2	Percentage of variable remuneration of Material Risk Takers (MRTs) to which malus or clawback provisions were applied	Regulated staff 2019 performance award pool and expenses	UBS AR 2019 / 277–278 UBS AR 2019 / 279–280
FN-IB-550b.3	Discussion of policies around supervision, control and validation of traders’ pricing of Level 3 assets and liabilities	Note 24 Fair value measurement Regulated staff	UBS AR 2019 / 410–429 UBS AR 2019 / 277–278
FN-IB-000.A	(1) Number and (2) value of (a) underwriting, (b) advisory, and (c) securitization transactions	Investment Bank	UBS AR 2019 / 97–100
Commercial banks
FN-CB-230a.2	Description of approach to identifying and addressing data security risks	Our clients and what matters most to them Operational risks affect our business Top and emerging risks Operational risk	UBS SR 2019 / 26–27 UBS AR 2019 / 67–68 UBS AR 2019 / 108 UBS AR 2019 / 153–155
FN-CB-240a.1	(1) Number and (2) amount of loans outstanding qualified to programs designed to promote small business and community development	Personal & Corporate Banking Personal & Corporate Banking Driving change in communities	UBS AR 2019 / 88–92 UBS AR 2019 / 122 UBS SR 2019 / 98–102
FN-CB-240a.4	Number of participants in financial literacy initiatives for unbanked, underbanked, or underserved customers	Financial literacy	UBS SR 2019 / 134
FN-CB-410a.1	Commercial and industrial credit exposure, by industry

Credit risk

Loans and advances to banks and customers by industry

Climate strategy

Also see Pillar III Disclosure at https://www.ubs.com/global/en/investor-relations/financial-information/pillar-3-disclosures.html

UBS AR 2019 / 119–137 UBS AR 2019 / 733–734 UBS SR 2019 / 54–63 Pillar III Report
FN-CB-410a.2	Description of approach to incorporation of environmental, social, and governance (ESG) factors in credit analysis	Our climate strategy Environmental and social risk policy framework	UBS SR 2019 / 54–63 UBS SR 2019 / 120–126
FN-CB-000.A	(1) Number and (2) value of checking and savings accounts by segment: (a) personal and (b) small business	Personal & Corporate Banking Personal & Corporate Banking	UBS AR 2019 / 24–25 UBS AR 2019 / 88–92
FN-CB-000.B	(1) Number and (2) value of loans by segment: (a) personal, (b) small business, and (c) corporate	Personal & Corporate Banking Personal & Corporate Banking	UBS AR 2019 / 88–92 UBS AR 2019 / 122

Risk evaluation

In pursuance of the requirements of the German law implementing the EU directive 2014/95 (on non-financial disclosures, CSR-Richtlinie-Umsetzungsgesetz / CSR-RUG) this section includes an evaluation of the risks that have a high probability of potential negative impacts upon the "aspects" covered by said law.

Combating money laundering and terrorist financing has been a major focus of government policies relating to financial institutions in recent years. The US Bank Secrecy Act and other laws and regulations require the maintenance of effective policies, procedures and controls to detect, prevent and report money laundering and terrorist financing, and to verify the identity of our clients. Failure to maintain and implement adequate programs to prevent money laundering and terrorist financing could result in significant legal and reputation risk. In addition, we are subject to laws and regulations, in jurisdictions in which we operate, prohibiting corrupt or illegal payments to government officials and others, including the US Foreign Corrupt Practices Act and the UK Bribery Act. We maintain policies, procedures and internal controls intended to comply with those regulations.

The financial services industry is characterized by intense competition, continuous innovation, restrictive, detailed, and sometimes fragmented regulation and ongoing consolidation, and we may be unable to retain and attract qualified employees. The amount and structure of our employee compensation is affected not only by our business results but also by competitive factors and regulatory considerations. In recent years, in response to the demands of various stakeholders, including regulatory authorities and shareholders, and in order to better align the interests of our staff with other stakeholders, we have increased average deferral periods for stock awards, expanded forfeiture provisions and, to a more limited extent, introduced clawback provisions for certain awards linked to business performance. We have also introduced individual caps on the proportion of fixed to variable pay for the Group Executive Board (GEB) members, as well as certain other employees.  Constraints on the amount or structure of employee compensation, higher levels of deferral, performance conditions and other circumstances triggering the forfeiture of unvested awards may adversely affect our ability to retain and attract key employees. The loss of key staff and the inability to attract qualified replacements could seriously compromise our ability to execute our strategy and to successfully improve our operating and control environment, and could affect our business performance.

→   Refer to the “Risk factors” and "Regulation and supervision" sections of UBS's Annual Report 2019 for more information

Appendix 6 – EU Non-financial disclosures index

Non-financial disclosures in accordance with German law implementing the EU directive 2014/95

This GRI Document also includes our firm's disclosures of non-financial information required by German law implementing the EU directive 2014/95 (CSR-Richtlinie-Umsetzungsgesetz / CSR-RUG). These disclosures can be found in the sections and the pages indicated below. Due to the differing materiality requirements of the GRI Standards and of CSR-RUG the material topics listed in the CSR-RUG index are therefore limited to the matters ("Belange") addressed by CSR-RUG.

	Section in Sustainability Report 2019	Page(s)
About this report (including framework)	About this Sustainability Report	2
Description of the business model	Our strategy, business model and environment	7–50
Material risks	Risk evaluation	165

Non-financial aspects	Section in Sustainability Report 2019	Page(s)
Broad thematic issues affecting all nonfinancial aspects

Our focus on ESG

Our governance and principles

Sustainable performance and compensation

Sustainable investments

Sustainability-related training and raising awareness

UBS sustainability objectives and achievements 2019 and sustainability objectives 2020

		31–33 51–53 64–65 70–71 64 135–142
Environmental and human rights matters (Material topics: Climate action; Environmental and social risk management; Sustainable investing)

Society

Stakeholder relations (additional information): Vendors

Environment and human rights

Our climate strategy – taking action towards a low-carbon future

Management of environmental and social risks

Responsible supply chain management

In-house environmental management

		46–48 50 78 54–63 79 93 82–92
Social and employee matters (Working culture and environment; Talent management; Compensation; Diversity and inclusion; Community investing)	Society Employees Sustainable performance and compensation Driving change in communities	46–48 35–45 64–65 98–102
Anti-corruption and bribery matters (Combating financial crime as sub-topic of Regulatory compliance)	Combating financial crime	94

UBS Group AG

P.O. Box

CH-8098 Zurich

www.ubs.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                                                        UBS Group AG

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

      Title:    Executive Director

                                                                        UBS AG

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

      Title:    Executive Director

Date:  March  5, 2020